

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-44636

Advanced Semiconductor Engineering, Inc.

Offer to Exchange Each Outstanding Global Depositary Share for One American Depositary Share

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 27, 2000 UNLESS EXTENDED

ASE Inc. is offering up to 6,000,000 American Depositary Shares, or ADSs, in exchange for all outstanding global depositary shares sold under Rule 144A, or GDSs, issued and outstanding as of September 25, 2000. ASE Inc. is offering to exchange one ADS for each GDS. Each ADS represents five of our common shares. All outstanding GDSs are eligible to be exchanged, except if held by our affiliates.

The ADSs offered by this prospectus are identical in all material respects to the GDSs, except that the ADSs:

- have been approved for listing on the New York Stock Exchange under the trading symbol ''ASX''; and
- have been registered under the Securities Act of 1933 and may be freely resold under the U.S. federal securities laws.

Closing of this exchange offer is conditional upon the closing of our concurrent public offering of ADSs described in Annex I.

See ''Risk Factors'' on page 9 in Annex I for factors you should consider before exchanging your GDSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of GDSs in any jurisdiction in which the exchange offer would be unlawful.

Exchange Offer Prospectus dated September 25, 2000.

TABLE OF CONTENTS

Exchange Offer Prospectus

Annex I — Prospectus

Annex I contains our prospectus dated September 25, 2000 and, including the exhibits, is incorporated into, and constitutes a part of, this exchange offer prospectus. Important business and financial information is included therein, including without limitation, information concerning our business, our common shares and the ADSs.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation not contained in this exchange offer prospectus in connection with this exchange offer. If given or made, such information or representation must not be relied upon as having been authorized by us. This exchange offer prospectus does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities other than the securities to which it relates or an offer to exchange or a solicitation of an offer to exchange such securities in any circumstances in which such an offer or solicitation is unlawful. Neither the delivery of this exchange offer prospectus nor any exchange made under it shall, under any circumstances, create any implication that the information contained here is correct as of any time subsequent to the date of this exchange offer prospectus or that there has been no change in our affairs since the date of this exchange offer prospectus.

We will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting tenders of GDSs. See ''The Exchange Offer — Solicitation of Tenders; Expenses''.

EXCHANGE OFFER SUMMARY

The following is a summary of the terms of the exchange offer. The summary does not contain all the information that may be important to you. You should read the entire exchange offer prospectus before deciding to tender your GDSs to the exchange agent.

PURPOSE OF THE EXCHANGE OFFER

The purpose of the exchange offer is to provide holders of our GDSs sold under Rule 144A with freely transferable securities that we expect to be more widely held and actively traded, and to eliminate our restricted global depositary receipt facilities.

THE EXCHANGE OFFER

The Exchange Offer	The exchange of each outstanding GDSs, each representing five of our common shares, for one ADS representing five of our common shares.
American Depositary Shares	The ADSs are issuable pursuant to an amended and restated deposit agreement, dated as of September 29, 2000, among us, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of the ADSs.
	The ADSs offered by this prospectus are identical in all material respects to the GDSs, issued and sold pursuant to the GDS offering described below, except that the ADSs have been registered under the Securities Act of 1933 and approved for listing on the New York Stock Exchange, under the trading symbol ''ASX''.
Global Depositary Shares	The GDSs were initially issued and sold in a combined Regulation S and Rule 144A offering on July 13, 1995 consisting of (1) an offering of GDSs outside the United States under Regulation S under the Securities Act and (2) an offering of GDSs in the United States to qualified institutional buyers under Rule 144A of the Securities Act. Some of our affiliates offered and sold an additional 10,489,902 GDSs in December 1999.
Exchange Agent	Citibank, N.A.
Information Agent	D.F. King.
Resale	The staff of the Division of Corporation Finance at the Securities and Exchange Commission has issued interpretive letters to third parties permitting resales of ADSs received in exchange for GDSs initially resold pursuant to Rule 144A, provided that the holder satisfies relevant conditions, including that the holder is not engaged in, and does not intend to engage in, a distribution of the ADSs to be received in that exchange. See ''The Exchange Offer — Resales''.
Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on October 27, 2000, unless we extend the exchange offer. See ''The Exchange Offer — Expiration and Extension''.

We will publicly announce any extension through a release to the Dow Jones News Service.

Withdrawal Rights . . . . You may withdraw your tenders of GDSs (1) at any time prior to the expiration date and (2) if not yet accepted for exchange, at any time after November 27, 2000. See ''The Exchange Offer — Withdrawal Rights''.

Conditions of the Exchange Offer . . . . Closing of this exchange offer is conditional on the closing of our concurrent public offering of ADSs, but our obligation to complete the exchange offer does not require that a minimum number of GDSs be validly tendered. This exchange offer is subject to other conditions. For a discussion of the conditions of the exchange offer, see ''The Exchange Offer — Conditions''.

Exchange Procedure . . . . If you hold your GDSs in an account through a custodial agent, such as a broker, dealer, trust company, bank, custodian or other nominee, you will need to timely instruct your custodial agent to tender your GDSs as described below under the heading ''The Exchange Offer — How to Tender''. After the expiration date, we will promptly accept the GDSs you have validly tendered in response to the exchange offer if all the terms and conditions of the exchange offer have been satisfied or waived. The ADSs will be delivered to you promptly after the expiration date by book-entry delivery to the account of your broker, dealer, trust company, bank custodian or other nominee through the facilities of The Depository Trust Company, or DTC.

Although we do not currently intend to do so, if we modify the terms of the exchange offer before the expiration date, those modified terms will be made available to all holders of the GDSs, whether or not your GDSs have been tendered before that modification. We will extend the exchange offer, if necessary, to allow holders of the GDSs adequate time to consider any modification. See ''The Exchange Offer — Acceptance of Tenders''.

Income Tax Considerations . . . . The exchange offer will not be a taxable exchange for U.S. federal and Republic of China income tax purposes. See ''Income Tax Considerations''.

Consequences of Failure to Exchange . . . . Promptly following completion of the exchange offer, we intend to terminate the initial deposit agreement according to its terms. Termination will reduce the liquidity of the untendered GDSs.

Broker-Dealers . . . . Each broker-dealer receiving ADSs for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such ADSs. By acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter'' within the meaning of the Securities Act. This exchange offer prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of ADSs received in exchange for GDSs where such GDSs were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 30 days after the expiration date, we will make this exchange offer prospectus available to any such broker-dealer for use in connection with such resale. See ''Plan of Distribution''.

Proposed NYSE Trading Symbol for the ADSs . . . . ''ASX''

CUSIP Number for the ADSs 00756M404

CUSIP Numbers for the GDSs . . . . . 00756M107 and 00756M305

PURPOSE OF THE EXCHANGE OFFER

Our purpose in making the exchange offer is to provide holders of our GDSs with freely transferable securities that we expect to be more widely held and actively traded and to eliminate our restricted global depositary receipt facilities. The exchange offer is, for U.S. federal and Republic of China income tax purposes, a tax-free exchange of GDSs for ADSs that have been approved for listing on the New York Stock Exchange.

THE EXCHANGE OFFER

Terms of the Offer

We are offering, upon the terms and conditions set forth in this exchange offer prospectus, to exchange one ADS for each outstanding GDS. On September 22, 2000 there were approximately 5,804,233 GDSs outstanding and eligible to be exchanged in this exchange offer. Closing of this exchange offer is conditional on the closing of our concurrent public offering of ADSs, but the exchange offer is not conditioned upon the valid tender of any minimum number of GDSs. Holders of GDSs who are our affiliates may not participate in the exchange offer.

The exchange offer will expire at 12:00 midnight, New York City time, on October 27, 2000, unless we extend the exchange offer in our sole discretion. See ''— Expiration and Extension''.

Holders of GDSs who wish to exchange their GDSs for ADSs and who validly tender their GDSs to the exchange agent according to the book-entry transfer procedures described below will receive their ADSs by book-entry delivery to the accounts of the participant in DTC who tendered GDSs in the exchange offer. See ''— How to Tender''.

Subject to the terms and conditions of the exchange offer, validly tendered GDSs will be accepted promptly after the expiration date. Subject to the applicable rules of the SEC, we reserve the right to delay acceptance of tendered GDSs, or to terminate the exchange offer, upon the occurrence of any of the conditions set forth below under the caption ''— Conditions''.

In addition, we reserve the right to waive any condition or otherwise amend the exchange offer in any respect. If any amendment or waiver constitutes a material change in the information previously disclosed to you, we will, in accordance with the applicable rules of the SEC, disseminate promptly disclosure of such change in a manner reasonably calculated to inform you of such change and, if necessary, we will extend the exchange offer to permit an adequate time for you to consider the additional information.

Certain Effects of the Exchange Offer

Because the exchange offer is for any and all GDSs, the number of GDSs accepted for tender in the exchange offer will reduce the number of outstanding GDSs. As a result, the liquidity of any remaining GDSs may be substantially reduced. Moreover, the intended termination of the initial deposit agreement described under the caption ''Important Notice to Holders and Beneficial Owners of GDSs'' on page S-10 of this exchange offer prospectus will eliminate the trading market for the remaining GDSs. The holder of any GDSs that remain outstanding after the expiration of the exchange offer will have the option, prior to the termination of the initial deposit agreement, and subject to the provisions there:

- to sell its GDSs in an offshore transaction in accordance with Regulation S or to a person it reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

- to sell the common shares underlying such GDSs in a transaction on the Taiwan Stock Exchange; or

- to withdraw the common shares underlying such GDSs, in each case subject to transaction and other costs as set forth in the initial deposit agreement and to applicable resale restrictions under the Securities Act.

Upon termination of the initial deposit agreement, such holder will be entitled to receive the common shares underlying such GDSs, provided, that at any time after the expiration of six months from the date of such termination, the depositary under the initial deposit agreement may sell the deposited common shares and hold the net proceeds of any such sale, together with any cash then held by it under the initial deposit agreement, without liability for interest, for the *pro rata* benefit of the GDS holders that have not surrendered such GDSs.

Expiration and Extension

The exchange offer will expire at 12:00 midnight, New York City time, on October 27, 2000, unless extended by us. During any extension of the exchange offer, all GDSs previously tendered pursuant to the exchange offer will remain subject to the exchange offer (and to the withdrawal rights specified here). The exchange offer may be extended by notice from us to the exchange agent on or prior to the scheduled expiration date. Public announcement of any extension of the exchange offer will be made by us no later than 11:00 a.m., New York City time on the next business day after the scheduled expiration date. Unless otherwise required by law or regulation, we will not have any obligation to communicate such public announcement other than by making a release to the Dow Jones News Service.

Conditions

Closing of this exchange offer is conditional on the closing of our concurrent public offering of ADSs, but this exchange offer is not conditioned upon the valid tender of any minimum number of GDSs. Notwithstanding any other provisions or any extension of the exchange offer, we (1) will not be required to issue ADSs for your validly tendered but not yet accepted GDSs, (2) may terminate the exchange offer and (3) subject to compliance with the applicable rules of the SEC, delay the acceptance of the tendered GDSs if any material change occurs on or prior to the expiration date that is likely to affect the exchange offer. If we decide to terminate the exchange offer, we will provide notice to the exchange agent and provide timely public announcement by making a release to the Dow Jones News Service, unless otherwise required by applicable law or regulation. Examples of material change that is likely to affect the exchange offer includes, but is not limited to, the following:

- any action or proceeding before any court or governmental agency challenging the exchange offer or otherwise directly or indirectly relating to the exchange offer is instituted or threatened;

- any development in any pending action or proceeding which, in our reasonable judgment, would or might (1) prohibit, restrict or delay consummation of the exchange offer or (2) impair the contemplated benefits of the exchange offer;

- any proposed or enacted statute, rule or regulation or any action by any governmental authority which, in our reasonable judgment, would or might (1) prohibit, restrict or delay consummation of the exchange offer or (2) impair the contemplated benefits of the exchange offer;

- any change, or development involving a prospective change, which has had or may have a material adverse effect on the exchange offer; or

- there exists, in our reasonable judgment, any actual or threatened legal impediment to the consummation of the transactions contemplated by the exchange offer, including a default or prospective default in any of our agreements, instruments or obligations.

We expressly reserve the right to terminate the exchange offer and not accept for exchange any GDSs upon the occurrence of any material change that is likely to affect the exchange offer, including any of the conditions above. In addition, we may amend the exchange offer at any time prior to the expiration date if any material change has occurred. Moreover, regardless of whether any material change has occurred, we reserve the right to amend the exchange offer in any manner prior to the expiration date, although we have no current intention to do so.

The above conditions are for our sole benefit and may be waived by us, in whole or in part, in our reasonable discretion, subject to compliance with the applicable rules of the SEC. Any determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties to the exchange offer.

How to Tender

Holders of GDSs wishing to tender their GDSs in exchange for ADSs will need to timely instruct their broker, dealer, bank, trust company, custodian, nominee or agent to arrange for the participant in DTC holding the GDSs through its DTC account to (1) deliver the GDSs by means of book-entry transfer into the exchange agent's DTC account and (2) transmit an agent's message to the exchange agent through the facilities of DTC, specifying that the participant has received and agrees to be bound by the terms and conditions set forth in this exchange offer prospectus, in each case prior to the expiration of this exchange offer.

By taking these actions, you and your agent will be deemed to have agreed (1) to the terms and conditions of the exchange offer set forth in this exchange offer prospectus and (2) that we and the exchange agent may enforce that agreement against you and your agent.

Any whole number of GDSs may be tendered. Tendering holders may tender less than all of the GDSs they hold provided they appropriately indicate such fact. Tenders of fractional GDSs will not be accepted.

The method of delivery of GDSs and all other documents and instructions, including the notification of tender through DTC, is at the risk of the holder.

We reserve full discretion to determine whether the instructions, electronic messages and other documentation accompanying tenders of GDSs are complete, and generally to determine all questions as to tenders, including (1) the date of receipt of a tender, (2) the propriety of any instruction, (3) electronic messages or execution of any document, and (4) other questions as to the validity, form, eligibility or acceptability of any tender. We reserve the right to reject any tender not in proper form or otherwise not valid or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful or to waive any irregularities or conditions. Our interpretation of the terms and conditions of the exchange offer will be final. We will not be obligated to give notice of any defects or irregularities in tenders and will not incur any liability for failure to give any such notice. The exchange agent may, but will not be obligated to, give notice of any irregularities or defects in tenders, and will not incur any liability for any failure to give any such notice. GDSs will not be deemed to have been duly or validly tendered unless and until all defects and irregularities have been cured or waived. All improperly tendered GDSs will be returned, unless irregularities and defects are timely cured or waived, by credit to the account maintained within DTC by the participant DTC which delivered such GDSs, promptly after the expiration date.

Guaranteed Delivery Procedures

If a holder desires to tender GDSs under the exchange offer and such holder's GDSs are not immediately available or time will not permit a valid tender to the exchange agent prior to the expiration date, that holder may effect a valid tender by means of a notice of guaranteed delivery transmitted to the exchange agent and by means of an agent's message upon the terms set forth above.

Tender by means of a notice of guaranteed delivery will require the holder of GDSs to validly tender the GDSs to the exchange agent within three New York Stock Exchange trading days in the manner described above. See ''— How to Tender''. Failure to do so will invalidate the tender made by means of a notice of guaranteed delivery.

A tender will be deemed to have been validly received by the exchange agent as of the date when the exchange agent receives confirmation of receipt by book-entry transfer of GDSs and an applicable agent's message into the exchange agent's account at DTC.

Resales

Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties, ADSs issued pursuant to the exchange offer in exchange for the GDSs may be offered for resale, resold and otherwise transferred by the holders, without complying with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is:

- not our ''affiliate'' or ''promoter'', as such terms are defined in Rule 405 under the Securities Act. An ''affiliate'' of a specified person is defined under the Securities Act to mean a person that directly or indirectly controls or is controlled by, or is under common control with, the specified person. A ''promoter'' is defined under the Securities Act as (1) any person, directly or indirectly, initiates in founding and organizing the business of an issuer or (2) any person who, in connection with the founding and organizing of the business of the issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale of any class of those securities;

- not participating, and has no arrangement or understanding with any person to participate, in a distribution of the ADSs to be received in the exchange offer;

- not a broker-dealer that purchased the GDSs in the GDS offering for resale pursuant to Rule 144A or another available exemption under the Securities Act; and

- acquiring the ADSs in the ordinary course of such holder's business.

If any holder of GDSs does not satisfy any of the foregoing conditions, such holder (1) will not be entitled to rely on the foregoing staff interpretation and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information required by Item 507 of Regulation S-K with respect to selling shareholders. Such holders wishing to accept the exchange offer must represent to us that such conditions have been met.

Each broker-dealer that receives ADSs for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such ADSs. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter'' within the meaning of the Securities Act. This exchange offer prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of ADSs received in exchange for GDSs where such GDSs were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 30 days after the expiration date, we will make this exchange offer prospectus available to any such broker-dealer for use in connection with such resale. See ''Plan of Distribution''.

We will also make each person participating in the exchange offer aware that any broker-dealer who holds GDSs acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the ADSs. We will also make each person participating in the exchange offer aware that any broker-dealer who holds GDSs acquired for its own account as a result of market-making activities or other trading activities and who receives ADSs in exchange for such GDSs in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the ADSs.

We believe that none of our affiliates, as defined in Rule 405 under the Securities Act, owns GDSs that are the subject of this exchange offer.

If any holder of GDSs does not satisfy each of the foregoing conditions, such holder will not be entitled to rely on the foregoing interpretations of the SEC.

Withdrawal Rights

You may withdraw your tendered GDSs (1) at any time prior to the expiration date and (2) if not yet accepted for exchange after November 27, 2000. If you tendered your GDSs through an agent and wish to withdraw your tender of your GDSs, you will need to make arrangements with your agent. Your ability to withdraw the tender of your GDSs will depend upon the terms of the arrangements you have with your agent and, if your agent is not a DTC participant tendering those GDSs, the arrangements between your agent and the DTC participant tendering those GDSs, including any arrangements involving intermediaries between your agent and the DTC participant.

We will determine all questions as to the validity, including, without limitation, questions with regard to timeliness, of notices of withdrawal in respect of GDSs that have been delivered to the applicable exchange agent, and that determination will be final and binding on the parties. You and your agent bear the risks arising in connection with the procedures for withdrawal, and we disclaim any liabilities or obligations in connection with these risks.

Acceptance of Tenders

Subject to the terms and conditions of the exchange offer, including the reservation of some of our rights, we will accept GDSs tendered and not withdrawn promptly after the applicable expiration date. Subject to such terms and conditions, beneficial interests in ADSs to be issued in exchange for properly tendered GDSs will be recorded in records maintained by (1) DTC or its nominee or (2) institutions that have accounts at DTC. Acceptance of tendered GDSs will be effected upon the occurrence of any of the conditions set forth above under the caption ''— Conditions''.

Although we do not currently intend to do so, if we modify the terms of the exchange offer, we will make those modified terms available to you, whether or not you had tendered prior to that modification. We will disclose any material modification in accordance with the applicable rules of the SEC and, if required, we will extend the exchange offer to permit you to have adequate time to consider that modification.

Tendering your GDSs pursuant to any one of the procedures set forth in ''— How to Tender'' will constitute an agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. Our acceptance for exchange of GDSs tendered pursuant to the exchange offer will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Solicitation of Tenders; Expenses

Except as described below under ''Exchange Agent'' and ''Information Agent'', we have not retained any agent in connection with the exchange offer and will not make any payments to brokers, dealers or other persons for soliciting or recommending acceptances of the exchange offer. We will, however, reimburse the exchange agent and information agent for its attorney's fees and disbursements and certain reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this exchange offer prospectus and related documents to the beneficial owners of the GDSs or underlying common shares and in handling or forwarding tenders for their customers.

PLAN OF DISTRIBUTION

Each broker-dealer that receives ADSs for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such ADSs. This exchange offer prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of ADSs received in exchange for GDSs where such GDSs were acquired as a result of market-making activities or other trading activities. Each broker-dealer participating in the exchange offer will represent that the GDSs being exchanged for ADSs were acquired as a result of market-making or other trading activities. We have agreed that for a period of 30 days after the expiration date, we will make this exchange offer prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of ADSs by broker-dealers. ADSs received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions on the New York Stock Exchange, in negotiated transactions, through the writing of options on the ADSs or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealers and/or the purchasers or any such ADSs. Any broker-dealer that resells ADSs that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such ADSs may be deemed to be an ''underwriter'' within the meaning of the Securities Act and any profit on any such resale of ADSs and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter'' within the meaning of the Securities Act.

For a period of 30 days after the expiration date, we will promptly send additional copies of this exchange offer prospectus and any amendment or supplement to this exchange offer prospectus to any broker-dealer that requests such documents.

INCOME TAX CONSIDERATIONS

The following discussion is the opinion of Davis Polk & Wardwell. Under U.S. federal income tax law, a holder of GDSs will not recognize gain or loss upon an exchange of such GDSs for ADSs pursuant to the exchange offer. A holder's tax basis in the ADSs received pursuant to the exchange offer will be the same as such holder's basis in the exchanged GDSs and a holder's holding period for ADSs received pursuant to the exchange offer will include such holder's holding period for the GDSs. For a discussion of the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs, see the section under the heading ''Taxation — United States Federal Income Taxation'' of the attached prospectus set forth in Annex I.

The following discussion is the opinion of Lee and Li. Under the Republic of China income tax law, the exchange of GDSs for ADSs pursuant to the exchange offer will not be a taxable exchange. For a discussion of the material tax consequences of the ownership and disposition of common shares or ADSs under the laws of the Republic of China, see the section under the heading ''Taxation — ROC Taxation'' of the attached prospectus set forth in Annex I.

Each exchanging holder should consult with its individual tax advisor as to any foreign, state and local tax consequences of the exchange offer as well as to the effect of its particular facts and circumstances on the matters discussed here.

LEGAL MATTERS

The validity of the common shares represented by the ADSs will be passed upon for us by Lee and Li, our ROC counsel.

IMPORTANT NOTICE TO HOLDERS AND BENEFICIAL OWNERS OF GDSs

Your GDSs have been issued under the initial deposit agreement, dated as of July 13, 1995, as amended as of November 30, 1998, and as supplemented as of December 14, 1999, among us, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of the GDSs sold under Rule 144A and of the GDSs sold pursuant to Regulation S. The initial deposit agreement provides that whenever so directed by us, the depositary will terminate the agreement by providing notice of such termination to holders of the GDSs at least 30 days prior to the date of termination fixed in such notice.

We have directed the depositary to terminate the initial deposit agreement in accordance with its terms. We provide you in this prospectus with notice of such termination. As of the date of this exchange offer prospectus, the depositary will no longer accept common shares for deposit.

If any GDSs remain outstanding after the date of termination of the initial deposit agreement, the depositary:

- will discontinue the registration of transfers of GDSs;

- will suspend the distribution of dividends to holders of GDSs; and

- will not file any further notices or perform any further acts under the initial deposit agreement;

except:

- collect dividends and other distributions made upon the deposited common shares underlying the GDSs;

- sell any rights as provided in the initial deposit agreement; and

- deliver, in exchange for any GDSs surrendered to the depositary, (1) any dividends or other distributions received and (2) the net proceeds from the sale of any rights or other property.

Under the terms of the initial deposit agreement, holders of GDSs remaining outstanding after termination will be required to pay to the depositary $5.00 per 100 GDSs surrendered before taking the deposited common shares underlying the GDSs or the proceeds of the sale of those common shares. The depositary has agreed, solely in connection with tenders of GDSs made under this exchange offer, to waive the GDSs surrender fee that would otherwise be payable by holders of GDSs under the initial deposit agreement. At any time after the expiration of six months from the date of termination, the depositary may sell the deposited common shares and hold the net proceeds of any sale, together with any cash then held, without liability for interest, for the *pro rata* benefit of the GDS holders who have not previously surrendered their GDSs.

Because the GDSs held by our affiliates are not eligible to be exchanged, following the conclusion of the exchange offer, we intend to cause our affiliates holding the restricted GDSs to surrender the GDSs for restricted ADSs. The restricted ADSs will be issued in certificated form, appropriately legended, in accordance with the terms of the deposit agreement.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form F-1, a registration statement on Form F-4 and a registration statement on Form F-6 under the Securities Act with respect to the securities offered for exchange here. This exchange offer prospectus does not contain all the information set forth in the registration statements. For further information with respect to us and the securities offered for exchange here, reference is made to the registration statements and to the exhibits filed there. Statements made in this exchange offer prospectus relating to the contents of any contract or other document are not necessarily complete and, where applicable, reference is made to the copy of such contract or other document filed as an exhibit to the applicable registration statement, and each statement is qualified by reference to the original contract or other document.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

You may review a copy of the registration statements at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may also get copies of all or any portion of such materials from the public reference room or by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. You may also review copies of the registration statements by visiting the SEC's website.

EXCHANGE AGENT

Citibank, N.A., has agreed to provide services as exchange agent in connection with the exchange offer. Owners of GDSs who require assistance should contact the exchange agent, toll free (in the United States) at 1-877-248-4237.

INFORMATION AGENT

D.F. King has agreed to provide services as information agent in connection with the exchange offer. Owners of GDS who require assistance should contact the information agent, toll free (in the United States) at 1-800-994-3227.

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-44622



Advanced Semiconductor Engineering, Inc.

20,000,000
American Depositary Shares
Representing
100,000,000 Common Shares

This is an initial public offering of American Depositary Shares of Advanced Semiconductor Engineering, Inc. All of the ADSs are being sold by ASE Inc. Each ADS represents five common shares of ASE Inc. For a period of three months following initial delivery to investors, owners of the ADSs offered by this prospectus will not be able to withdraw the underlying common shares from our ADS facility.

Before this offering, there has been no public market for the ADSs. The common shares are listed on the Taiwan Stock Exchange. On September 25, 2000, the closing price for the common shares on the Taiwan Stock Exchange was NT$47.70 per share, which was equivalent to US$7.62 per ADS. For more information relating to the other factors to be considered in determining the initial public offering price, see ''Underwriting''. Concurrently with this offering, ASE Inc. will convert or exchange its outstanding global depositary shares into ADSs.

ASE Inc. intends to list the ADSs on the New York Stock Exchange under the symbol ''ASX''. Until the expiration of the three-month period described above, the ADSs offered by this prospectus are expected to trade on the NYSE under the temporary symbol ''ASX Pr''.

See ''Risk Factors'' on page 9 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$7.00	$140,000,000
Underwriting discount	$0.28	$ 5,600,000
Proceeds, before expenses, to ASE Inc.	$6.72	$134,400,000

We have granted the underwriters the option to purchase up to an additional 2,774,778 ADSs from a wholly-owned subsidiary of ASE Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs in New York, New York on September 29, 2000.

Goldman Sachs (Asia) L.L.C. Morgan Stanley Dean Witter

Deutsche Banc Alex. Brown
UBS Warburg
Wit SoundView
Barits Securities (Hong Kong) Limited
FB Gemini

Prospectus dated September 25, 2000.



Paju, Korea

San Jose,
Fremont,
Santa Clara,
Manteca,
California

Chung Li, Taiwan
Nantou, Taiwan
Hong Kong Kaohsiung, Taiwan

Cavite, Philippines

Penang, Malaysia
Singapore

ASE
BGA 225L

PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the discussion of the risks of investing in our ADSs under ''Risk Factors'', before deciding to buy our ADSs.

Business

We believe we are one of the world's largest independent providers of semiconductor packaging services and, together with our subsidiary ASE Test Limited, one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. Semiconductor packaging is the processing of bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics, and semiconductor testing is the use of sophisticated equipment and customized software programs to electrically test specified attributes of semiconductors. We offer packaging and testing services on both stand-alone and turnkey bases. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers.

We believe that we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end use applications because of:

- our broad range of advanced semiconductor packaging and testing services;

- our expertise in product and process technology for the manufacture of increasingly advanced semiconductor packages;

- our expertise in interconnect materials and assembly of electronics boards;

- our financial position which enables us to make significant investments for future growth through both the expansion of existing capacity and the acquisition of new businesses, technologies and operations;

- our experience in integrating acquired operations and using the acquired operations to provide services to their former owners;

- our strategic geographic locations with experienced teams in key centers for outsourced semiconductor manufacturing; and

- our ability to expand the traditional scope of turnkey services to offer total semiconductor manufacturing services to our customers through our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, the world's largest dedicated semiconductor foundry.

We plan to continue to expand our business and operations through both internal growth and acquisitions in order to enhance our technological, processing and materials capabilities, broaden our geographic coverage and increase our production capacity, economies of scale and management resources. In 1999, in addition to the expansion of our existing facilities, we also acquired:

- the semiconductor packaging and testing facilities of Motorola, Inc. in Taiwan and Korea;

- a controlling 22.6% interest in Universal Scientific Industrial Co., Ltd., a leading contract provider of electronics board assembly services in Taiwan, which was subsequently increased to 23.3% following our purchase of additional shares in the open market in July and August of 2000; and

- a 70% interest in ISE Labs, Inc., a front-end engineering testing service provider, which was subsequently increased to 75.3% following ASE Test's purchase of $30 million of additional shares of ISE Labs in April 2000.

We have a global base of over 200 customers, including:

- Advanced Micro Devices, Inc.
- Altera Corporation
- ATI Technologies Inc.
- Cirrus Logic International Ltd.
- Conexant Systems, Inc.
- Delphi Automotive Systems Corp.
- DSP Group

- LSI Logic Corporation
- Motorola, Inc.
- Philips Electronics NV
- Qualcomm Incorporated
- ST Microelectronics Pte Ltd.
- VIA Technologies, Inc.

Strategy

Our objective is to provide leading-edge semiconductor packaging and testing solutions which set industry standards and facilitate the industry trend to outsource semiconductor manufacturing requirements. The principal elements of our strategy are to:

- expand strategically our production capacity and product expertise through both internal growth and acquisitions;

- enhance our technological, processing and materials capabilities;

- develop strategic alliances with providers of complementary manufacturing services;

- better serve our customers through our diversified geographic presence in key centers for outsourced semiconductor manufacturing, including Taiwan, Malaysia, Singapore, Korea and Silicon Valley in California; and

- achieve economies of scale from our expanded production capacity.

ASE Group Structure

The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of August 15, 2000. The following chart does not include wholly-owned intermediate holding companies.



(1) Common shares of ASE Inc. and Universal Scientific are listed on the Taiwan Stock Exchange.
(2) Ordinary shares of ASE Test are quoted for trading on the Nasdaq National Market under the symbol ''ASTSF''.
(3) The remaining shares of ISE Labs are owned primarily by the founders and employees of ISE Labs or its predecessors.
(4) Management and employees of the ASE Group own 50.8% of the shares of ASE Material, including 11.4% owned by Jason C.S. Chang, our Chairman. The supervisor and two of the five directors of ASE Material are representatives of ASE Inc., one director is a representative of ASE Test, Inc. and the remaining two directors of ASE Material are Jason C.S. Chang and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, serving in their individual capacities. Before October 1999, we held a majority equity interest in ASE Material. We plan to increase our current equity interest in ASE Material so as to regain a majority ownership interest before December 31, 2000.

We are incorporated under the laws of the Republic of China. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China and our telephone number at the above address is (8867) 361-7131.

The Offering

The following information assumes that the underwriters do not exercise the option to purchase additional ADSs granted by a wholly-owned subsidiary of ASE Inc. to purchase additional ADSs in the offering, unless otherwise indicated. Please see ''Underwriting''.

Offering price.....................	US$7.00 per ADS
ADSs offered by ASE Inc.	20,000,000 ADSs (which are not entitled to the stock dividends to be distributed with respect to the common shares outstanding as of August 13, 2000)
ADSs outstanding after this offering..	38.4 million ADSs, including the ADSs offered by this prospectus and the ADSs that will be issued upon conversion of or exchange for our outstanding global depositary shares, or GDSs, as described below but excluding the 5.8 million ADSs to be distributed as stock dividends with respect to the GDSs outstanding as of August 13, 2000.
Common shares outstanding ...... after this offering (including the irrevocable right to receive common shares represented by certificates of payment but excluding 671,644,914 common shares to be distributed in October 2000 as stock dividends with respect to the common shares outstanding as of August 13, 2000 and employee bonuses)	2,080.4 million common shares
ADS:common share ratio..........	1:5
NYSE symbol for ADSs .... representing ASE Inc. common shares	''ASX''
Temporary NYSE symbol for ADSs offered by this prospectus.......	Until three months after their initial delivery to investors, the ADSs offered by this prospectus are expected to trade on the NYSE under the temporary symbol ''ASX Pr''. A temporary symbol is necessary to distinguish the ADSs offered by this prospectus and the ADSs issued upon conversion of and exchange for our outstanding GDSs. See ''Prospectus Summary — The Offering — Conversion of and exchange for outstanding GDSs''.
Use of proceeds..................	The net proceeds of this offering will be approximately US$132.9 million, after we deduct underwriting and estimated offering expenses, or US$151.5 million if the underwriters' option to purchase additional ADSs is exercised in full. We intend to use the net proceeds for capital expenditures and for working capital and general corporate purposes. See ''Use of Proceeds''.

ROC share issuance procedures . . . and temporary limitation on withdrawal of common shares from the ADS facility	Under Republic of China, or ROC, share issuance procedures applicable to offerings of ADSs representing newly-issued shares of ROC companies, we will initially deliver to our ADS depositary one or more certificates of payment that represent the irrevocable right to receive the common shares of ASE Inc. that will be represented by the ADSs offered by this prospectus. Upon completion of all required ROC share issuance procedures, which typically takes no more than 60 days, we will deliver common shares of ASE Inc. to our ADS depositary in exchange for those certificates of payment. Until that exchange has been completed, the ADSs offered by this prospectus will represent interests in the certificates of payment held by our ADS depositary. During this period, except as described under ''Description of Common Shares — Certificates of Payment'' in this prospectus, holders of ADSs will be entitled to the same rights as if the depositary were holding the common shares that will be delivered by us in exchange for the certificates of payment. Except where the context otherwise requires, all references in this prospectus to the common shares represented by our ADSs assume that we have completed the exchange of common shares for certificates of payment, and during the period before completion of this exchange those references shall be deemed as references to the certificates of payment initially delivered to our ADS depositary.

In addition, under ROC regulations applicable to offerings of ADSs, newly-issued common shares of ROC companies initially offered in ADS form may not be withdrawn from the ADS facility until three months following the initial delivery of the ADSs. Consequently, for a period of three months following the closing of this offering, owners of the ADSs offered by this prospectus will not be able to withdraw the underlying common shares from our ADS facility. Until the expiration of this three-month period, the ADSs offered by this prospectus are expected to trade on the NYSE under the temporary symbol ''ASX Pr''. Although the common shares that will be represented by the ADSs, if any, purchased by the underwriters pursuant to the exercise of their option to purchase additional ADSs will not be newly-issued common shares, those ADSs will not be distinguishable from the other ADSs being offered in this offering and consequently will be subject to the same restrictions on withdrawal of the underlying common shares for this three-month period. See ''Description of American Depositary Receipts — Withdrawal of Common Shares Upon Cancellation of ADSs''. |

Conversion of and exchange for . . . outstanding GDSs	Concurrently with this offering, we will convert or offer to exchange our outstanding GDSs into ADSs. The conversion of and exchange for our GDSs into ADSs are conditional upon closing of this offering. Until three months after their initial delivery to investors in this offering, the ADSs offered by this prospectus (which represent newly-issued common shares) will not be fungible with, and will settle with a CUSIP identification number distinct from, the ADSs issued upon conversion of and exchange for our GDSs (which represent previously-issued common shares). See ''Exchange Offer'' in this prospectus for more information relating to our GDSs and these conversion and exchange procedures.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial data have been derived from our consolidated financial statements. Our statements of income for the years ended December 31, 1997, 1998 and 1999 and our balance sheets as of December 31, 1998 and 1999 have been audited by T.N. Soong & Co., independent accountants and a member firm of Andersen Worldwide, SC. Those financial statements, including the notes thereto, are referred to in this prospectus as the Consolidated Financial Statements. The report of T.N. Soong & Co. on those financial statements is included in this prospectus, and the summary consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with ''Management's Discussion and Analysis of Financial Condition and Results of Operations''. The summary consolidated statement of income data for the years ended December 31, 1995 and 1996 and summary consolidated balance sheet data as of December 31, 1995, 1996 and 1997 set forth below are derived from our audited consolidated financial statements not included in this prospectus. These financial statements have been audited by T.N. Soong & Co. The Consolidated Financial Statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or US GAAP. Notes 27 and 28 of Notes to Consolidated Financial Statements contain additional disclosures required under US GAAP and provide descriptions of the significant differences between ROC GAAP and US GAAP and reconciliations of net income and shareholders' equity to US GAAP as of and for the years ended December 31, 1998 and 1999. The summary consolidated balance sheet data as of and for the six months ended June 30, 2000 and the summary consolidated income statement data and segment and other data for each of the six months ended June 30, 1999 and 2000 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods.

	Year Ended and as of December 31,						Six Months Ended and as of June 30,		
	1995	1996	1997	1998	1999	1999	1999	2000	2000
	NT$	NT$	NT$	NT$	NT$	US$	NT$	NT$ (unaudited)	US$
	(in millions, except share, ADS and earnings per share and per ADS data)								
Income Statement Data:									
ROC GAAP:									
Net revenues	16,231.7	17,833.9	19,088.2	20,762.4	32,609.6	1,058.7	11,913.7	23,597.2	766.1
Cost of revenues	(12,485.8)	(13,956.7)	(13,758.5)	(15,468.1)	(23,959.6)	(777.9)	(9,043.4)	(16,276.7)	(528.4)
Gross profit	3,745.9	3,877.2	5,329.7	5,294.3	8,650.0	280.8	2,870.3	7,320.5	237.7
Operating expenses:									
Selling	(407.4)	(543.4)	(733.5)	(744.7)	(924.3)	(30.0)	(291.3)	(458.3)	(14.9)
General and administrative (1)	(609.1)	(529.3)	(648.7)	(909.4)	(1,620.1)	(52.6)	(731.3)	(1,287.3)	(41.8)
Goodwill amortization (2)	—	—	(53.2)	(345.7)	(542.7)	(17.6)	(215.0)	(308.3)	(10.0)
Research and development	(262.1)	(382.3)	(372.9)	(453.6)	(714.3)	(23.2)	(353.6)	(534.7)	(17.4)
Operating Income	2,467.3	2,422.2	3,521.4	2,840.9	4,848.6	157.4	1,279.1	4,731.9	153.6
Net non-operating income (expense):									
Investment income (loss) on long-term investment(1)(3)	(1.2)	(108.1)	114.2	54.6	329.9	10.7	13.8	90.8	2.9
Goodwill amortization (4)	(4.5)	(145.3)	(155.1)	(155.1)	(279.3)	(9.1)	(107.0)	(176.9)	(5.7)
Gain (loss) on sale of investment	—	—	4,870.9	606.9	5,544.2	180.0	3,884.8	—	—
Foreign exchange gain (loss)	113.8	113.5	(133.8)	(935.5)	(538.4)	(17.4)	210.0	183.8	6.0
Interest income (expense)(5)	(201.0)	(241.4)	(85.9)	(380.4)	(1,046.6)	(34.0)	(365.8)	(817.6)	(26.6)
Others(6)	(54.1)	85.9	11.0	(50.1)	204.0	6.6	52.5	12.1	0.4
Income before tax	2,320.3	2,126.8	8,142.7	1,981.3	9,062.4	294.2	4,967.4	4,024.1	130.6
Income tax benefit (expense)	104.3	(61.2)	(374.9)	150.8	(459.5)	(14.9)	(164.0)	(499.2)	(16.2)
Income before minority interest	2,424.6	2,065.6	7,767.8	2,132.1	8,602.9	279.3	4,803.4	3,524.9	114.4
Income before acquisition	—	—	—	—	(65.1)	(2.1)	(65.1)	—	—
Minority interest in net income of subsidiary	(91.9)	(94.1)	(364.3)	(528.1)	(743.1)	(24.1)	(221.5)	(604.1)	(19.6)
Net income	2,332.7	1,971.5	7,403.5	1,604.0	7,794.7	253.1	4,516.8	2,920.8	94.8
Earnings per common share:									
Primary	1.18	1.00	3.69	0.77	3.89	0.13	2.26	1.46	0.05
Fully diluted	1.18	1.00	3.69	0.77	3.89	0.13	2.26	1.46	0.05
Earnings per pro forma equivalent ADS:									
Primary	5.89	4.98	18.45	3.85	19.45	0.65	11.30	7.30	0.25
Fully diluted	5.89	4.98	18.45	3.85	19.45	0.65	11.30	7.30	0.25
Number of common shares(7)	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,234,123	1,980,234,123
Number of pro forma equivalent ADSs	396,000,000	396,000,000	396,000,000	396,000,000	396,000,000	396,000,000	396,000,000	396,046,825	396,046,825

	Year Ended and as of December 31,						Six Months Ended and as of June 30,		
	1995	1996	1997	1998	1999	1999	1999	2000	
	NT$	NT$	NT$	NT$	NT$	US$	NT$	NT$ (unaudited)	US$
				(in millions, except share, ADS and earnings per share and per ADS data)					
US GAAP:									
Net income				298.9	4,641.3	150.7	3,717.4	2,053.5	66.7
Earnings per common share:									
Basic				0.15	2.34	0.08	1.88	1.04	0.03
Diluted				0.10	2.30	0.07	1.86	1.00	0.03
Earnings per pro forma equivalent ADS:									
Basic				0.75	11.72	0.38	9.39	5.18	0.17
Diluted				0.51	11.48	0.37	9.32	5.00	0.16
Balance Sheet Data:									
ROC GAAP:									
Current assets:									
Cash and cash equivalents	2,361.5	1,431.2	10,869.8	8,173.9	11,809.1	383.4		6,239.9	202.6
Short-term investments	19.4	1,187.7	4,008.0	647.2	216.3	7.0		3,001.6	97.4
Notes and accounts receivable	3,821.1	3,458.0	4,094.3	3,636.7	7,463.4	242.3		8,712.0	282.9
Inventories	2,263.7	1,838.7	2,059.0	1,744.8	2,449.7	79.5		2,710.9	88.0
Other	464.3	346.0	705.5	771.9	1,411.8	45.9		2,317.7	75.3
Total	8,930.0	8,261.6	21,736.6	14,974.5	23,350.3	758.1		22,982.1	746.2
Long-term investments	2,465.6	4,113.7	5,501.7	7,317.0	9,674.4	314.1		11,034.0	358.2
Properties	8,712.3	10,561.4	16,363.1	20,356.8	38,107.5	1,237.3		48,904.4	1,587.8
Other assets	270.6	379.6	1,557.7	4,363.2	6,198.6	201.2		6,083.5	197.5
Total assets	20,378.5	23,316.3	45,159.1	47,011.5	77,330.8	2,510.7		89,004.0	2,889.7
Short-term bank borrowing/loans	3,745.2	3,506.1	5,946.0	6,810.2	9,868.2	320.4		13,782.4	447.5
Long-term bank borrowing/loans	2,558.8	3,575.2	11,872.9	12,235.0	24,551.5	797.1		24,978.1	811.0
Other liabilities and minority interest	3,172.9	3,076.4	6,306.5	6,091.5	12,854.1	417.3		17,438.1	566.1
Total liabilities and minority interest	9,476.9	10,157.7	24,125.4	25,136.7	47,273.8	1,534.8		56,198.6	1,824.6
Shareholders' equity	10,901.6	13,158.6	21,033.7	21,874.8	30,057.0	975.9		32,805.4	1,065.1
US GAAP:									
Shareholders' equity				17,675.2	26,569.7	862.7		29,178.6	947.4
Segment Data:									
Net revenues:									
Packaging	11,145.7	11,936.9	15,334.3	16,867.4	24,523.0	796.2	8,942.9	17,725.5	575.5
Testing	1,113.0	1,549.0	2,383.4	3,131.3	7,793.2	253.0	2,772.7	5,789.5	188.0
Other	3,973.0	4,348.0	1,370.5	763.7	293.4	9.5	198.1	82.2	2.6
Gross profit:									
Packaging	2,876.9	2,795.2	3,990.5	3,693.8	5,753.0	186.8	1,875.2	4,888.3	158.7
Testing	491.0	669.0	1,148.7	1,484.6	3,105.2	100.8	1,135.7	2,494.5	81.0
Other	378.0	413.0	190.5	115.9	(208.2)	(6.8)	(140.6)	(62.3)	(2.0)
Other Data:									
Net cash outflow from acquisition of fixed assets	(4,834.8)	(3,528.7)	(8,030.1)	(6,945.0)	(9,869.2)	(320.4)	2,593.9	(13,140.6)	(426.6)
Depreciation and amortization	1,115.7	1,731.5	2,301.6	3,237.2	5,554.4	180.3	2,144.1	3,880.5	126.0
Net cash inflow (outflow) from operations	1,922.4	3,534.3	2,185.3	8,724.6	7,589.8	246.4	2,324.7	3,353.0	109.0
Net cash inflow (outflow) from sale of investments	—	—	5,495.0	290.5	7,889.3	256.1	4,505.5	—	—
Net cash inflow (outflow) from investing activities(8)	(6,602.9)	(5,551.2)	(5,067.7)	(12,088.8)	(12,351.8)	(401.0)	(4,535.8)	(14,995.2)	(486.9)
Net cash inflow (outflow) from financing activities	7,145.8	1,071.8	11,290.3	589.3	8,565.5	278.1	9,044.3	6,242.0	202.7

(1) Excludes goodwill amortization.
(2) Included in general and administrative expenses in the Consolidated Financial Statements.
(3) Derived by netting ''investment income under equity method — net'' in non-operating income and ''investment loss under equity method — net'' in non-operating expense in the Consolidated Financial Statements.
(4) Included in investment loss in the Consolidated Financial Statements.
(5) Derived by netting interest income and interest expense in the Consolidated Financial Statements.
(6) Derived by netting the ''others'' entry in non-operating income and the ''others'' entry in non-operating expenses in the Consolidated Financial Statements.
(7) Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends.
(8) Derived by aggregating proceeds from sales of shares of stock of ASE Inc. and ASE Test.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in the shares of U.S. companies. Before making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end use applications of our products, our revenues and earnings may fluctuate significantly.

Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductor devices led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly and adversely affected our operating results in 1998. With the upturn in the semiconductor industry in the second half of 1999 and the continued strong performance during the first half of 2000, prices for packaging and testing services improved. However, if the industry were to encounter another downturn, there may again be downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer.

Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end use applications of the semiconductor products, such as personal computers, communications and consumer electronics. Any deterioration of conditions in the markets for the end use applications of the semiconductors we package and test would reduce demand for our services and, in turn, would likely have a material adverse effect on our financial condition and results of operations. In 1999 and the first half of 2000, approximately 78% and 73%, respectively, of our sales was attributable to the packaging and testing of semiconductors used in personal computer and communications applications. Both industries are subject to intense competition and significant shifts in demand which could put pricing pressure on the packaging and testing services provided by us and have a negative effect on our revenues and earnings.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services could adversely affect our growth prospects and profitability.

In recent years, semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so called ''fabless'' semiconductor companies that focus exclusively on design and marketing, and which outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their packaging and testing requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

If we are unable to compete favorably in the highly competitive semiconductor packaging and testing markets, our profits may decrease.

The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those which offer turnkey packaging and testing services. We believe that the principal competitive factors in the markets for our products and services are:

- technological expertise;
- ability to work closely with customers at the product development stage;
- production yield;
- responsiveness and flexibility;
- cycle time;
- capacity;
- production time;
- range and quality of packaging types and testing platforms available; and
- price.

We face increasing competition from other packaging and testing companies in Asia. In particular, most of our customers obtain packaging or testing services from more than one source. Furthermore, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 1998, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have since stabilized, any renewed erosion in the prices for our packaging and testing services could cause our profits to decrease and have a material adverse effect on our financial condition and results of operations.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability on a given service, and our overall profitability, may decrease over time.

Our operating results are subject to significant fluctuations, which could negatively impact the market value of your investment.

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our ADSs and common shares. Among the more important factors affecting our quarterly and annual operating results are the following:

- our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our packaging and testing services, due to our high percentage of fixed costs;

- timing of capital expenditures in anticipation of future orders;

- changes in prices of our packaging and testing services;

- volume of orders relative to our packaging and testing capacity;

- our ability to obtain adequate packaging and testing equipment on a timely basis; and

- changes in costs and availability of raw materials, equipment and labor.

Due to the factors listed above, it is possible that our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our ADSs and common shares, and thus the market value of your investment, may fall.

Due to our high percentage of fixed costs, we will be unable to maintain our profitability at past levels if we are unable to achieve relatively high capacity utilization rates.

Our operations are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with the acquisition of new packaging and testing equipment and new facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as ''capacity utilization rates''. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In the first half of 1999, we experienced lower than anticipated capacity utilization rates in our operations due to lower than expected growth in demand, which led to reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past profitability levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

If we are unable to manage our expansion effectively, our growth prospects may be limited and our future profitability may be affected.

We have significantly expanded our packaging and testing operations in recent years, and expect to continue to expand our operations in the future. In particular, we intend to expand our operations geographically, attract new customers and broaden our product range to include products packaged and tested for a variety of end use applications. In the past, we have expanded through both internal growth and the acquisition of new operations. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

We need to successfully integrate and manage our acquisitions to maintain profitability.

We intend to grow in part through the acquisition of semiconductor packaging and testing operations that complement our existing business. This strategy will involve reviewing and potentially reorganizing acquired business operations, corporate structures and systems and financial controls. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with these acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue additional equity to pay for future acquisitions.

In 1999, we acquired the packaging and testing operations of ISE Labs, ASE Chung Li and ASE Korea, as well as a controlling 22.6% interest in Universal Scientific. We continue to evaluate acquisition opportunities and plan to make additional acquisitions in the future if suitable opportunities arise. These acquisitions may dilute our earnings per share as a result of the specific scope of the businesses or condition of the operations being acquired. In particular, these acquisitions may involve risks, including:

- integration and management of the operations;

- retention of select management personnel;

- integration of purchasing operations and information systems;

- coordination of sales and marketing efforts;

- cost of any pending or potential litigation against the acquired businesses prior to our acquisition;

- management of an increasingly larger and more geographically disparate business; and

- diversion of management's attention from other ongoing business concerns.

We depend on select management personnel from acquired businesses for the continued operation of these businesses. If we are unable to retain these management personnel, we may have difficulty achieving profitability in our recently acquired businesses. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of any of our personnel.

If we are unable to successfully integrate and manage our recent acquisitions, as well as any future acquisitions that we might pursue, our growth plans may not be met and our profitability may decline.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated needs at least through the end of 2000, including for working capital and capital expenditure requirements. However, future acquisitions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;

- general market conditions for financing activities by semiconductor companies; and

- economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we will be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. A portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost.

Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, our Chairman, Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, and Chang Yao Hung-ying, our director, and others. ASE Inc. is not a party to these proceedings and we do not expect that these charges will result in any liability to us. If convicted, they would have to resign from their respective positions in our company and in ASE Group companies. See ''Business — Legal Proceedings''.

If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

The semiconductor packaging and testing business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of these equipment from a limited number of suppliers, including, in the case of testers, Credence Systems Corporation, Teradyne, Inc., Hewlett-Packard Asia Pacific Limited, Schlumberger Technologies, Advantest Corporation, Electroglas, Inc. and Megatest Corporation and, in the case of wire bonders, Kulicke & Soffa Industries Inc. and Shinkawa Limited. There is currently significant global demand for capital equipment, particularly testers, and the lead time for the delivery of capital equipment may be six months or more following the time when orders are placed. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also requires us to operate sizeable facilities. We are currently constructing additional facilities in Malaysia and Taiwan to meet anticipated demand. See ''Business — Facilities.'' If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could negatively impact our growth prospects as well as financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, including NT dollars, U.S. dollars, Malaysian ringgit, Korean won, Philippine pesos, Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. For example, we recorded foreign exchange losses of NT$935.5 million in 1998 and NT$538.4 million (US$17.2 million) in 1999, due primarily to losses attributable to Japanese yen-denominated liabilities created by us in the second half of 1998 to manage our foreign exchange exposure. We have closed our position on these Japanese yen-denominated liabilities as of November 5, 1999, and currently our foreign currency denominated liabilities are denominated principally in U.S. dollars.

The loss of a major customer or disruption of our strategic alliance with TSMC may result in a decline in our revenues and profitability.

Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 32.3%, 34.3%, 40.0% and 49.7% of our sales in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. Other than Motorola in 1999, no customer accounted for more than 10% of our net revenues in 1997, 1998 or 1999. For the six months ended June 30, 2000, no customer other than Motorola and VIA Technologies, Inc. accounted for more than 10% of our net revenues. In connection with our acquisition in July 1999 of Motorola's in-house packaging and testing operations in Chung Li and Korea, we entered into manufacturing services agreements which expire in 2004 for Motorola's continuing business at the Chung Li and Korea facilities. As a result, Motorola accounted for approximately 16% of our 1999 sales and approximately 25.6% of our sales for the first half of 2000. There has been significant variation in the composition of our largest five customers over time. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from each customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. As a result, we have been less dependent on any particular customer over time.

Our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, the world's largest dedicated semiconductor foundry, enables us to offer total semiconductor manufacturing services to our customers. This strategic alliance is terminable at will by either party. A termination of this strategic alliance, and our failure to enter into a substantially similar alliance, may adversely affect our competitiveness and our revenues and profitability.

All of our key customers operate in the cyclical semiconductor business and have in the past, and may in the future, vary order levels significantly from period to period. Moreover, over half of our customers are fabless semiconductor companies which outsource substantially all of their wafer fabrication and packaging requirements. Many of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. These price reductions would in turn be likely to reduce our margins and profitability.

We depend on our agents for sales and customer service in North America and Europe. Any serious interruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability.

We depend on non-exclusive agents for sales and customer service in North America and Europe. Our sales agents help us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, help us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. Our customer service agents provide customer service and after-sales support to our customers.

Currently, our sales and customer service agents perform services only for us and ASE Test, our subsidiary, but they are not owned or controlled by us. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious interruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1997 and 1998, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. In 1997 we established ASE Material Inc., a company engaged in the development, production and sales of substrates and leadframes, to partially reduce this risk. However, ASE Material will not meet all of our raw materials requirements and consequently we will remain dependent on market supply and demand. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and earnings could decline if we were unable to obtain adequate supplies of high quality raw materials in a timely manner or if there were significant increases in the costs of raw materials that we could not pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Our controlling shareholders may take actions that are not in, or may conflict with, our public shareholders' best interest.

After this offering, members of the Chang family will own, directly or indirectly, a controlling interest of approximately 31% of our outstanding common shares. Accordingly, these shareholders will continue to have the ability to exercise a controlling influence over our business, including matters relating to:

- our management and policies;

- the timing and distribution of dividends; and

- the election of our directors and supervisors.

Members of the Chang family may take actions that you may not agree with or that are not in our or our public shareholders' best interest.

We are an ROC company, and because the rights of shareholders under ROC law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the ROC. The rights of shareholders and the responsibilities of management and the members of the board of directors under ROC law are different from those applicable to a corporation incorporated in the United States. For example, directors and controlling shareholders of ROC companies do not owe fiduciary duties to minority shareholders. Therefore, public shareholders of ROC companies may have more difficulty in protecting their interest in connection with actions taken by management or members of the board of directors than they would as public shareholders of a U.S. corporation.

Risks Relating to Countries in Which We Conduct Operations

Risks Relating to Taiwan, Republic of China

Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 72% and 75% of our net revenues in 1999 and the six months ended June 30, 2000, respectively, from packaging and testing services are derived from our operations in Taiwan. The Republic of China has a unique international political status. Both the Republic of China and the People's Republic of China assert sovereignty over all of China, including Taiwan. The People's Republic of China government does not recognize the legitimacy of the Republic of China government. Although significant economic and cultural relations have been established in recent years between the Republic of China and the People's Republic of China, relations have often been strained and the government of the People's Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the Republic of China. Relations between the Republic of China and the People's Republic of China have been particularly strained in recent years. Following the results of the presidential elections for the Republic of China held on March 2000, the new President of the Republic of China was sworn in on May 20, 2000. We cannot predict how the election of the new President will affect relations between the two governments. Past developments in relations between the Republic of China and the People's Republic of China have on occasion depressed the market price of the shares and ADSs of Taiwanese companies. Relations between the Republic of China and the People's Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs and common shares.

Because a substantial portion of our business and operations are located in Taiwan, a severe earthquake in the future could severely disrupt the normal operation of our business and adversely affect our earnings.

Taiwan is susceptible to earthquakes. On September 21, October 22 and November 2, 1999, Taiwan experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central part of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquakes. Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Risks Relating to Ownership of ADSs

If an active market for our ADSs fails to develop or be sustained, the price of our ADSs may fall.

Before this offering, there has been no market outside the ROC for our common shares and there has been no market for our ADSs anywhere. Following this offering, the Taiwan Stock Exchange will remain the only market for the common shares. Application has been made to list the ADSs on the New York Stock Exchange. We cannot predict the extent to which this offering will result in the development of an active, liquid public trading market for our ADSs or how liquid the market will be. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties.

Although ADS holders are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, ROC law requires that the common shares be held in an account in the ROC or sold for the benefit of the holder on the Taiwan Stock Exchange. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs and, if a significant number of withdrawals are effected, to reduce the liquidity of the ADSs. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility with respect to our common shares.

As a holder of ADSs, your voting rights are limited by the terms of the deposit agreement. You will not be able to exercise your voting rights on an individual basis.

As a holder of ADRs evidencing ADSs, you will not be able to exercise voting rights on an individual basis. You may exercise your voting rights with respect to the underlying common shares only in accordance with the provisions of the deposit agreement. In particular, for any resolution to be proposed at a shareholders meeting, only holders who (1) have provided voting instructions in a timely manner in accordance with the provisions of the deposit agreement, and (2) together own at least 51% of the outstanding ADSs voting in the same manner, will be able to vote the common shares representing their ADSs in the manner set forth in their voting instructions. In all other cases, holders will be deemed to have authorized and directed the depositary to give a discretionary proxy to our Chairman or his designee to vote the common shares represented by their ADSs in any manner he or his designee may wish, which may not be in the interests of the holders.

During any period in which your ADSs represent the irrevocable right to receive our common shares evidenced by certificates of payment deposited with the custodian, you may exercise your voting rights in the same manner as if your ADSs represented our common shares.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurances that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. In addition, if the depositary is unable to obtain the requisite approval from the Central Bank of China for the conversion of the subscription payments into NT dollars or if the depositary determines that it is unlikely to obtain the required approval, we may decide with the depositary not to make the rights available to holders of ADSs. See ''— Risks Relating to Ownership of ADSs — Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment'' and ''Annex B — Foreign Investment and Exchange Controls in the ROC'' in this prospectus. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

The value of your investment may be reduced by possible future sales of common shares by us or our shareholders.

Except for the sale of additional ADSs to the underwriters, we and some of our shareholders have agreed with the underwriters not to dispose of any of our common shares or securities convertible into or exchangeable for common shares, including ADSs, during the period beginning from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Approximately 555.6 million common shares are subject to the lock-up agreement. The representatives may, in their discretion, waive or terminate these restrictions. See ''Common Shares Available for Future Sale'' for a discussion of restrictions that may apply to future sales of our ADSs or common shares by us and our affiliates.

While we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares, we cannot assure you that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our common shares will not dispose of significant numbers of common shares. In addition, following completion of this offering, several of our subsidiaries and affiliates will continue to hold common shares, depositary shares representing common shares and options to purchase common shares. We or they may decide to sell those securities in the future. See ''Principal Shareholders'' for a description of our significant shareholders and ASE Group companies that hold our common shares. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs

18

or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of our ADSs or common shares.

Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

Under current ROC law, the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, for:

- the proceeds of the sale of common shares represented by ADSs or received as stock dividends from the common shares; and

- any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. The depositary is required to obtain approval from the Central Bank of China on a payment-by-payment basis for conversion into NT dollars of subscription payments for rights offerings. The depositary may also be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

Under current ROC law, a holder, without obtaining further approval from the Central Bank of China, may convert from NT dollars into other currencies, including U.S. dollars, the following:

- the proceeds of the sale of any underlying common shares withdrawn from the depositary receipt facility or received as a stock dividend; and

- any cash dividends or distribution received.

Under the ROC Foreign Exchange Control Law, the Executive Yuan of the ROC government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among others, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

The ROC securities market is smaller and more volatile than the securities markets in the United States and in other European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past ten years, the Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On September 25, 2000, the Taiwan Stock Exchange Index closed at 6,667.5. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including our ADSs and common shares, in both the domestic and the international markets.

You will not be able to withdraw the underlying common shares of our ADSs for a period of three months after the initial delivery of the ADSs.

Under ROC regulations applicable to offerings of ADSs, newly-issued shares of ROC companies initially offered in ADS form may not be withdrawn from the ADS facility until three months following the initial delivery of the ADSs. As a result, for a period of three months following closing of this offering, owners of the ADSs offered by this prospectus will not be able to withdraw the underlying common shares from our ADS facility or sell the underlying common shares on the Taiwan Stock Exchange. Although the common shares that will be represented by the ADSs, if any, purchased by the underwriters pursuant to the exercise of their over-allotment option will not be newly-issued common shares, those ADSs will not be distinguishable from the other ADSs being offered in this offering and consequently will be subject to the same restrictions on withdrawal of the underlying common shares for this three-month period.

You may have difficulty enforcing any judgment obtained in the United States against us or our directors and supervisors or executive officers.

Our company is incorporated under the laws of the ROC. Substantially all of our directors, supervisors and executive officers reside in the ROC. In addition, a substantial portion of our assets and the assets of those persons are located in the ROC. As a result, it may not be possible for investors to effect service of process upon us or those persons within the United States, or it may be difficult to enforce against us or them judgments obtained in the U.S. courts, including those based upon the civil liability provisions of the federal securities laws of the United States. In addition, we have been advised by Lee and Li, our ROC counsel, that there is doubt as to whether ROC courts will enter judgments in original actions brought in ROC courts based solely upon the civil liability provisions of the federal securities laws of the United States. See ''Enforceability of Civil Liabilities''.

Purchasers of ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses to employees.

Similar to other ROC technology companies, we issue from time to time bonuses in the form of common shares valued at par under our employee stock bonus plan. Because these shares are issued at par value, the issuance of these shares may have a dilutive effect on your ADSs.

FORWARD-LOOKING STATEMENTS

This prospectus and information incorporated by reference includes forward-looking statements. These statements are generally indicated by the use of forward-looking terminology such as believe, expect, anticipate, estimate, plan, project, may, will or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Some of these forward-looking statements are derived from projections made and published by Dataquest and Electronic Trend Publications. We were not involved in the preparation of these projections. Our actual results may be materially less favorable than those expressed or implied by these forward-looking statements as a result of risks and other factors noted throughout this prospectus which could depress the market price of our ADSs and common shares.

USE OF PROCEEDS

The net proceeds of this offering will be approximately US$132.9 million, after we deduct underwriting and estimated offering expenses, or US$151.5 million if the underwriters' option to purchase additional ADSs is exercised in full.

We intend to use the net proceeds in the following manner:

- US$90.0 million for the purchase of new machinery and equipment;

- US$40.0 million for the construction of new facilities in connection with the expansion of our facilities in Kaohsiung (not including those of our subsidiaries); and

- the remainder for working capital and general corporate purposes.

Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities or may use a portion of the funds temporarily for working capital or general corporate purposes.

MARKET PRICE INFORMATION FOR OUR COMMON SHARES

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of August 15, 2000, there were an aggregate of 1,980,355,086 of our common shares outstanding, which does not include the 671,644,914 common shares to be issued for the stock dividends to shareholders of record on August 13, 2000 and employee bonus shares to be distributed in October of 2000. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index	
	High	Low	High	Low	(in thousands of shares)	High	Low
1995							
First Quarter	NT$102.00	NT$ 77.00	NT$11.33	NT$ 8.55	2,962.1	7,051.5	6,167.8
Second Quarter	107.50	68.50	12.56	10.43	7,316.4	6,575.7	5,199.9
Third Quarter	78.00	52.00	11.87	7.55	4,623.0	5,624.7	4,503.4
Fourth Quarter	66.00	54.00	10.12	8.22	1,786.2	5,260.8	4,565.7
1996							
First Quarter	66.50	52.50	10.12	7.99	2,138.2	5,146.0	4,690.2
Second Quarter	87.00	45.40	14.39	9.21	7,950.6	6,560.4	5,127.5
Third Quarter	45.90	37.10	12.70	10.27	6,791.6	6,535.6	5,955.5
Fourth Quarter	53.50	39.70	14.95	10.99	12,606.9	6,982.8	6,359.7
1997							
First Quarter	100.00	52.00	27.68	14.25	18,870.9	8,526.2	6,820.4
Second Quarter	124.50	75.00	41.45	28.79	32,453.6	9,030.3	7,952.1
Third Quarter	158.00	98.50	60.93	37.98	44,718.6	10,116.8	8,708.8
Fourth Quarter	145.50	90.00	56.11	34.71	32,431.0	8,695.0	7,089.6
1998							
First Quarter	187.00	105.00	72.11	40.49	27,057.7	9,277.1	7,375.1
Second Quarter	191.00	58.50	75.47	39.42	38,342.3	9,266.7	7,117.1
Third Quarter	67.50	47.00	45.49	31.67	21,600.1	8,047.7	6,251.4
Fourth Quarter	71.00	49.90	47.84	33.63	21,908.4	7,435.8	6,436.0
1999							
First Quarter	85.00	51.00	57.28	34.37	25,332.9	7,043.2	5,474.8
Second Quarter	110.00	74.50	74.12	50.20	32,461.4	8,608.9	7,018.7
Third Quarter	117.00	74.00	80.86	55.44	29,658.6	8,593.4	6,823.5
Fourth Quarter	112.00	86.50	83.91	64.81	19,186.3	8,448.8	7,362.7
2000							
First Quarter	123.00	91.00	92.15	68.18	26,613.1	10,202.2	8,448.8
Second Quarter	119.50	89.50	89.53	67.05	16,766.1	10,186.2	8,921.2
Third Quarter (through September 25)	72.24	47.70	72.24	47.70	10,001.7	8,585.5	6,677.5

(1) As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See ''Dividends and Dividend Policy''.

Source: *Statistical Data of Taiwan Stock Exchange, 1995-1999,* Taiwan Stock Exchange.

The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. See ''Annex A — The Securities Markets of the ROC — The Taiwan Stock Exchange''.

Based on records maintained on behalf of our share registrar by the central depositary organization for the clearance and settlement of securities traded on the Taiwan Stock Exchange, and information provided to us by brokers, dealers and banks or their nominees in the ROC, including the custodian of shares underlying depositary receipts, whose customers hold our common shares, we believe that, as of August 15, 2000, fewer than 300 of our shareholders were resident in the United States.

MARKET PRICE INFORMATION FOR OUR GLOBAL DEPOSITARY SHARES

We offered and sold 8,600,000 GDSs in July 1995 comprising of GDSs sold in the United States under Rule 144A and GDSs sold outside the United States pursuant to Regulation S. Each GDS represents five common shares of ASE Inc. The GDSs sold under Rule 144A have been designated as eligible for trading in the PORTAL System of the National Association of Securities Dealers, Inc. in the United States. The GDSs sold pursuant to Regulation S are listed on the Stock Exchange of Singapore and the Luxembourg Stock Exchange and quoted on SEAQ International. Some of our affiliates offered and sold an additional 10,489,902 GDSs in December 1999. As of September 25, 2000, there was an aggregate of 17,817,463 GDSs outstanding comprising 9,903,132 GDSs sold pursuant to Regulation S, 5,804,233 GDSs sold under Rule 144A and 2,110,098 GDSs held by our affiliates, which do not include the 5.8 million GDSs to be distributed as stock dividends to GDS holders of record on August 13, 2000. Concurrently with this offering, we are offering to exchange one ADS for each GDS sold under Rule 144A. We are also arranging for the automatic conversion of each of the outstanding GDSs sold pursuant to Regulation S into one ADS. The conversion of and exchange for the GDSs into ADSs are conditional upon closing of this offering. Upon completion of the conversion of the GDSs sold pursuant to Regulation S into ADSs, we intend to delist these GDSs from the Stock Exchange of Singapore and the Luxembourg Stock Exchange. See ''Exchange Offer'' for more information on these procedures. The following table sets forth, for the periods indicated, the high and low closing prices of our outstanding GDSs as quoted on SEAQ International.

	Closing Price of GDSs(1)	
	High	Low
1995		
First Quarter	US$ —	US$ —
Second Quarter	—	—
Third Quarter	2.67	2.13
Fourth Quarter	2.23	1.72
1996		
First Quarter	2.23	1.50
Second Quarter	2.97	1.84
Third Quarter	2.55	1.96
Fourth Quarter	2.84	2.06
1997		
First Quarter	5.21	2.79
Second Quarter	8.12	5.54
Third Quarter	11.65	7.39
Fourth Quarter	10.23	5.51
1998		
First Quarter	14.78	6.45
Second Quarter	14.03	5.99
Third Quarter	7.30	4.88
Fourth Quarter	11.85	5.53
1999		
First Quarter	10.27	6.27
Second Quarter	15.46	9.77
Third Quarter	16.16	11.20
Fourth Quarter	17.79	13.81
2000		
First Quarter	19.20	14.52
Second Quarter	16.35	12.17
Third Quarter (through September 25)	11.72	7.55

(1) As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

Source: Factset.

The GDSs have in the past been quoted in PORTAL and on SEAQ International at a premium to the per GDS equivalent price of the common shares. There is no assurance that the ADSs will trade at any premium, or that they will not trade at a significant discount, to the per ADS equivalent price of the common shares.

DIVIDENDS AND DIVIDEND POLICY

To date we have not paid cash dividends on our common shares and do not expect to pay any cash dividends for the foreseeable future. We have paid annual stock dividends on our common shares since 1989.

The following table sets forth the aggregate number of outstanding common shares entitled to dividends, as well as the stock dividends paid during each of the years indicated. The stock dividends per common share represent dividends paid in the fiscal year for common shares outstanding on the record date applicable to the payment of these dividends.

	Stock Dividends per Common Share(1)		Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
1995	NT$3.60	US$0.14	93,600,000	260,000,000	36.0 %
1996	8.00	0.29	319,840,000	399,800,000(3)	80.0
1997	3.80	0.14	277,020,000	729,000,000	38.0
1998	7.20	0.21	732,240,000	1,017,000,000	72.0
1999	1.07	0.03	190,460,000	1,780,000,000	10.7
2000	3.15	0.10	623,811,852	1,980,355,086	31.5

(1) Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2) Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3) Includes 43,000,000 common shares issued in connection with an offering of GDSs in July 1995.

We have historically paid stock dividends on our common shares with respect to the preceding year after approval by our shareholders at the annual general meeting of shareholders. Our most recent stock dividend of NT$3.15 per common share will be distributed in October 2000 to shareholders of record on August 13, 2000. The form, frequency and amount of future cash or stock dividends on our common shares and ADSs will depend upon our earnings, cash flow, financial condition and other factors. See ''Description of Common Shares — Dividends and Distributions'' and Note 15 of Notes to Consolidated Financial Statements.

In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year in which we did not record net income. The ROC Company Law also requires that 10% of annual net income (less prior years' losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

- up to 2% of our annual net income (less any gains on the disposal of fixed assets, prior years' losses and additions to legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

- between 5% and 7% of the annual net income (less any gains on the disposal of fixed assets, prior years' losses and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in the form of stock bonuses in accordance with our employee stock bonus plan, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of the common shares. Cash dividends will be paid to the depositary in NT dollars and, except as otherwise described under ''Description of American Depositary Receipts — Dividends and Distributions — Distributions of Cash'', will be converted by the depositary into U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Stock dividends will be distributed to the depositary and, except as otherwise described under ''Description of American Depositary Receipts — Dividends and Distributions — Distributions of Shares'', will be distributed by the depositary, in the form of additional ADSs, to holders of ADSs according to the terms of the deposit agreement.

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of common shares. Accordingly, purchasers of ADSs holding outstanding ADSs on the relevant dividend record date will, subject to the terms of the deposit agreement, be entitled to the full amount of any dividend declared at our next general meeting of the shareholders.

For information relating to ROC withholding taxes payable on dividends, see ''Taxation — ROC Taxation — Dividends''. For information relating to ROC foreign exchange approvals required for the conversion by the depositary of dividends on common shares from NT dollars into U.S. dollars for the payment to holders of ADSs, see ''Annex B — Foreign Investment and Exchange Controls in the ROC — Depositary Receipts''.

EXCHANGE RATES

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of the common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement.

The following table sets forth, for the fiscal years indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

| | NT dollars per U.S. dollar Noon Buying Rate | | | |
	Average	High	Low	Period-End
1995	NT$27.31	NT$27.55	NT$25.17	NT$27.29
1996	27.47	27.95	27.15	27.52
1997	29.06	33.25	27.34	32.80
1998	33.54	35.00	32.05	32.27
1999	32.28	33.40	31.39	31.39
2000 (through September 25)	31.29	31.75	30.35	31.29

Source: Federal Reserve Bulletin, 1995-1996, Board of Governors of the Federal Reserve System; Federal Reserve Statistical Release H.10(512), 1997-2000, Board of Governors of the Federal Reserve System.

For information relating to ROC foreign exchange approvals required for the conversion by the depositary of dividends on common shares or proceeds from the sale of common shares from NT dollars into U.S. dollars and the payment to holders of ADSs, see ''Annex B — Foreign Investment and Exchange Controls in the ROC — Depositary Receipts''.

We publish our financial statements in NT dollars, the lawful currency of the ROC. This prospectus contains translations of NT dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2000, which was NT$30.80 to US$1.00 on that date. No representation is made that the NT dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On September 25, 2000, the noon buying rate was NT$31.29 to US$1.00.

CAPITALIZATION

The following table sets forth our consolidated short-term debt and capitalization as of June 30, 2000 and as adjusted to give effect to this offering after deducting underwriting discounts but before deducting the estimated expenses of the offering and the application of proceeds from the offering. The table assumes no exercise of the underwriters' option to purchase additional ADSs. Except as set forth below, there has been no material change in our consolidated short-term debt and capitalization since June 30, 2000. This table should be read in conjunction with the Consolidated Financial Statements.

| | As of June 30, 2000 | | | |
| | Actual | | As Adjusted | |
	(in millions)			
Short-term debt (including current portions of long-term debt and long-term payable for investments)	NT$13,782.4	US$ 447.5	NT$13,782.4	US$ 447.5
Long-term debt (excluding current portion of long-term debt)	NT$10,116.4	US$ 328.5	NT$10,116.4	US$ 328.5
Long-term bonds payable	10,960.9	355.9	10,960.9	355.9
Long-term payable for investments(1)	3,900.8	126.6	3,900.8	126.6
Shareholders' equity:				
Capital stock, par value NT$10, 2,400 million shares authorized, 1,980 million shares issued and outstanding, 2,080 million shares as adjusted to give effect to this offering	19,803.6	643.0	27,520.0(2)	893.5(2)
Capital surplus	773.2	25.1	3,912.7	127.1
Retained earnings(3)	12,081.0	392.2	5,212.7	169.2
Cumulative translation adjustments	147.6	4.8	147.6	4.8
Total shareholders' equity	NT$32,805.4	US$1,065.1	NT$36,793.0	US$1,194.6
Total capitalization	NT$57,783.5	US$1,876.1	NT$61,771.1	US$2,005.6

(1) Represents the balance of the purchase price of Motorola's Semiconductor Products Sector Businesses in Chung Li, Taiwan, which is payable subject to target sales volumes being met over three to five years through July 2002 to 2004. See Note 26 of Notes to Consolidated Financial Statements.

(2) Includes the aggregate par value of shares sold in this offering and gives effect to the issuance of 671,644,914 common shares for the stock dividends to shareholders and bonus shares to employees to be distributed in October 2000.

(3) Retained earnings reflect the declaration of stock dividends in the amount of NT$6,238.1 million and bonus shares and cash bonuses to employees, directors and supervisors in the amount of NT$630.2 million.

DILUTION

As of June 30, 2000, we had a net tangible book value of US$0.40 per common share. Net tangible book value per common share is determined by dividing our net tangible book value determined in accordance with ROC GAAP (total tangible assets less total liabilities) by the total number of outstanding common shares issued as of June 30, 2000 and stock dividend shares and employee bonus shares to be issued in October 2000, and using an exchange rate of NT$30.80 per US$1.00. Our net tangible book value per ADS on that date was US$2.01 per ADS. This is calculated by multiplying our net tangible book value per common share by five, which is the number of common shares represented by each ADS. After giving effect to the sale by ASE Inc. of 20,000,000 ADSs at the initial offering price of US$7.00 per ADS, and after deducting estimated underwriting discounts and estimated expenses to be paid by us, our pro forma net tangible book value per ADS as of June 30, 2000 would have been US$2.18 per ADS. This represents an immediate dilution of US$4.82 per ADS to new investors purchasing ADSs in this offering and an immediate increase in pro forma net tangible book value of US$0.17 per ADS to our existing shareholders. The following table illustrates this per ADS dilution:

Initial offering price per ADS...		US$7.00
Net tangible book value per ADS equivalent at June 30, 2000	US$2.01	
Increase per ADS attributable to new investors	US$0.17	
Net tangible book value per ADS after the offering		US$2.18
Dilution per ADS to new investors		US$4.82

The following table sets forth, as of June 30, 2000, on a pro forma basis after giving effect to this offering:

(1) the total number of ADS equivalents, or units of five common shares, held by our current shareholders and the total consideration and the average price per ADS equivalent paid for ADS equivalents to be issued by us in this offering;

(2) the total consideration for the ADSs to be issued by ASE Inc. and the price to be paid by you and the other purchasers of ADSs in this offering, before deducting the estimated underwriting discounts and offering expenses payable by us, at the initial offering price of US$7.00 per ADS; and

(3) the percentage of ADSs purchased and the percentage of total consideration paid by our current shareholders and the new investors, using an exchange rate of NT$30.80 per US$1.00:

	ADSs or ADS Equivalents Purchased		Total Consideration		Average Price per ADS or ADS Equivalent
	Number	Percent	Amount	Percent	
Existing shareholders ...	530,400,000	96.4%	US$ 780,550,543.4	84.8%	US$ 1.47
New investors in the offering	20,000,000	3.6	140,000,000.0	15.2	7.00
Total	550,400,000	100.0%	US$ 920,550,543.4	100.0%	

The above tables assume no exercise of the underwriters' option to purchase additional ADSs.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data have been derived from the Consolidated Financial Statements. Our statements of income for the years ended December 31, 1997, 1998 and 1999 and our balance sheets as of December 31, 1998 and 1999 have been audited by T.N. Soong & Co., independent accountants and a member firm of Andersen Worldwide, SC. The Consolidated Financial Statements, and the report of T.N. Soong & Co. on those financial statements, are included in this prospectus. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with ''Management's Discussion and Analysis of Financial Condition and Results of Operations''. The selected consolidated statement of income data for the years ended December 31, 1995 and 1996 and selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 set forth below are derived from our audited consolidated financial statements not included in this prospectus. These financial statements have been audited by T.N. Soong & Co. The Consolidated Financial Statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or US GAAP. Notes 27 and 28 of Notes to Consolidated Financial Statements contain additional disclosures required under US GAAP and provide descriptions of the significant differences between ROC GAAP and US GAAP and reconciliations of net income and shareholders' equity to US GAAP as of and for the years ended December 31, 1998 and 1999. The selected consolidated balance sheet data as of and for the six months ended June 30, 2000 and the selected consolidated income statement data and segment and other data for each of the six months ended June 30, 1999 and 2000 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods.

	Year Ended and as of December 31,						Six Months Ended and as of June 30,		
	1995	1996	1997	1998	1999	1999	1999	2000	
	NT$	NT$	NT$	NT$	NT$	US$	NT$	NT$ (unaudited)	US$
	(in millions, except share, ADS and earnings per share and per ADS data)								
Income Statement Data:									
ROC GAAP:									
Net revenues	16,231.7	17,833.9	19,088.2	20,762.4	32,609.6	1,058.7	11,913.7	23,597.2	766.1
Cost of revenues	(12,485.8)	(13,956.7)	(13,758.5)	(15,468.1)	(23,959.6)	(777.9)	(9,043.4)	(16,276.7)	(528.4)
Gross profit	3,745.9	3,877.2	5,329.7	5,294.3	8,650.0	280.8	2,870.3	7,320.5	237.7
Operating expenses:									
Selling	(407.4)	(543.4)	(733.5)	(744.7)	(924.3)	(30.0)	(291.3)	(458.3)	(14.9)
General and administrative (1)	(609.1)	(529.3)	(648.7)	(909.4)	(1,620.1)	(52.6)	(731.3)	(1,287.3)	(41.8)
Goodwill amortization (2)	—	—	(53.2)	(345.7)	(542.7)	(17.6)	(215.0)	(308.3)	(10.0)
Research and development	(262.1)	(382.3)	(372.9)	(453.6)	(714.3)	(23.2)	(353.6)	(534.7)	(17.4)
Operating Income	2,467.3	2,422.2	3,521.4	2,840.9	4,848.6	157.4	1,279.1	4,731.9	153.6
Net non-operating income (expense):									
Investment income (loss) on long-term investment(1)(3)	(1.2)	(108.1)	114.2	54.6	329.9	10.7	13.8	90.8	2.9
Goodwill amortization (4)	(4.5)	(145.3)	(155.1)	(155.1)	(279.3)	(9.1)	(107.0)	(176.9)	(5.7)
Gain (loss) on sale of investment	—	—	4,870.9	606.9	5,544.2	180.0	3,884.8	—	—
Foreign exchange gain (loss)	113.8	113.5	(133.8)	(935.5)	(538.4)	(17.4)	210.0	183.8	6.0
Interest income (expense)(5)	(201.0)	(241.4)	(85.9)	(380.4)	(1,046.6)	(34.0)	(365.8)	(817.6)	(26.6)
Others(6)	(54.1)	85.9	11.0	(50.1)	204.0	6.6	52.5	12.1	0.4
Income before tax	2,320.3	2,126.8	8,142.7	1,981.3	9,062.4	294.2	4,967.4	4,024.1	130.6
Income tax benefit (expense)	104.3	(61.2)	(374.9)	150.8	(459.5)	(14.9)	(164.0)	(499.2)	(16.2)
Income before minority interest	2,424.6	2,065.6	7,767.8	2,132.1	8,602.9	279.3	4,803.4	3,524.9	114.4
Income before acquisition	—	—	—	—	(65.1)	(2.1)	(65.1)	—	—
Minority interest in net income of subsidiary	(91.9)	(94.1)	(364.3)	(528.1)	(743.1)	(24.1)	(221.5)	(604.1)	(19.6)
Net income	2,332.7	1,971.5	7,403.5	1,604.0	7,794.7	253.1	4,516.8	2,920.8	94.8
Earnings per common share:									
Primary	1.18	1.00	3.69	0.77	3.89	0.13	2.26	1.46	0.05
Fully diluted	1.18	1.00	3.69	0.77	3.89	0.13	2.26	1.46	0.05
Earnings per pro forma equivalent ADS:									
Primary	5.89	4.98	18.45	3.85	19.45	0.65	11.30	7.30	0.25
Fully diluted	5.89	4.98	18.45	3.85	19.45	0.65	11.30	7.30	0.25
Number of common shares(7)	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,234,123	1,980,234,123
Number of pro forma equivalent ADSs	396,000,000	396,000,000	396,000,000	396,000,000	396,000,000	396,000,000	396,000,000	396,046,825	396,046,825

	Year Ended and as of December 31,						Six Months Ended and as of June 30,		
	1995	1996	1997	1998	1999	1999	1999	2000	
	NT$	NT$	NT$	NT$	NT$	US$	NT$	NT$ (unaudited)	US$
				(in millions, except share, ADS and earnings per share and per ADS data)					
US GAAP:									
Net income				298.9	4,641.3	150.7	3,717.4	2,053.5	66.7
Earnings per common share:									
Basic				0.15	2.34	0.08	1.88	1.04	0.03
Diluted				0.10	2.30	0.07	1.86	1.00	0.03
Earnings per pro forma equivalent ADS:									
Basic				0.75	11.72	0.38	9.39	5.18	0.17
Diluted				0.51	11.48	0.37	9.32	5.00	0.16
Balance Sheet Data:									
ROC GAAP:									
Current assets:									
Cash and cash equivalents	2,361.5	1,431.2	10,869.8	8,173.9	11,809.1	383.4		6,239.9	202.6
Short-term investments	19.4	1,187.7	4,008.0	647.2	216.3	7.0		3,001.6	97.4
Notes and accounts receivable	3,821.1	3,458.0	4,094.3	3,636.7	7,463.4	242.3		8,712.0	282.9
Inventories	2,263.7	1,838.7	2,059.0	1,744.8	2,449.7	79.5		2,710.9	88.0
Other	464.3	346.0	705.5	771.9	1,411.8	45.9		2,317.7	75.3
Total	8,930.0	8,261.6	21,736.6	14,974.5	23,350.3	758.1		22,982.1	746.2
Long-term investments	2,465.6	4,113.7	5,501.7	7,317.0	9,674.4	314.1		11,034.0	358.2
Properties	8,712.3	10,561.4	16,363.1	20,356.8	38,107.5	1,237.3		48,904.4	1,587.8
Other assets	270.6	379.6	1,557.7	4,363.2	6,198.6	201.2		6,083.5	197.5
Total assets	20,378.5	23,316.3	45,159.1	47,011.5	77,330.8	2,510.7		89,004.0	2,889.7
Short-term bank borrowing/loans	3,745.2	3,506.1	5,946.0	6,810.2	9,868.2	320.4		13,782.4	447.5
Long-term bank borrowing/loans	2,558.8	3,575.2	11,872.9	12,235.0	24,551.5	797.1		24,978.1	811.0
Other liabilities and minority interest	3,172.9	3,076.4	6,306.5	6,091.5	12,854.1	417.3		17,438.1	566.1
Total liabilities and minority interest	9,476.9	10,157.7	24,125.4	25,136.7	47,273.8	1,534.8		56,198.6	1,824.6
Shareholders' equity	10,901.6	13,158.6	21,033.7	21,874.8	30,057.0	975.9		32,805.4	1,065.1
US GAAP:									
Shareholders' equity				17,675.2	26,569.7	862.7		29,178.6	947.4
Segment Data:									
Net revenues:									
Packaging	11,145.7	11,936.9	15,334.3	16,867.4	24,523.0	796.2	8,942.9	17,725.5	575.5
Testing	1,113.0	1,549.0	2,383.4	3,131.3	7,793.2	253.0	2,772.7	5,789.5	188.0
Other	3,973.0	4,348.0	1,370.5	763.7	293.4	9.5	198.1	82.2	2.6
Gross profit:									
Packaging	2,876.9	2,795.2	3,990.5	3,693.8	5,753.0	186.8	1,875.2	4,888.3	158.7
Testing	491.0	669.0	1,148.7	1,484.6	3,105.2	100.8	1,135.7	2,494.5	81.0
Other	378.0	413.0	190.5	115.9	(208.2)	(6.8)	(140.6)	(62.3)	(2.0)
Other Data:									
Net cash outflow from acquisition of fixed assets	(4,834.8)	(3,528.7)	(8,030.1)	(6,945.0)	(9,869.2)	(320.4)	2,593.9	(13,140.6)	(426.6)
Depreciation and amortization	1,115.7	1,731.5	2,301.6	3,237.2	5,554.4	180.3	2,144.1	3,880.5	126.0
Net cash inflow (outflow) from operations	1,922.4	3,534.3	2,185.3	8,724.6	7,589.8	246.4	2,324.7	3,353.0	109.0
Net cash inflow (outflow) from sale of investments	—	—	5,495.0	290.5	7,889.3	256.1	4,505.5	—	—
Net cash inflow (outflow) from investing activities(8)	(6,602.9)	(5,551.2)	(5,067.7)	(12,088.8)	(12,351.8)	(401.0)	(4,535.8)	(14,995.2)	(486.9)
Net cash inflow (outflow) from financing activities	7,145.8	1,071.8	11,290.3	589.3	8,565.5	278.1	9,044.3	6,242.0	202.7
Pro Forma Data(9):									
ROC GAAP:									
Net income					7,539,214	244,779.7			
Weighted average shares outstanding:									
Primary					1,980,000,000	1,980,000,000			
Fully diluted					1,980,000,000	1,980,000,000			
Earnings per share:									
Primary					3.76	0.12			
Fully diluted					3.76	0.12			
Earnings per pro forma equivalent ADS:									
Primary					18.81	0.60			
Fully diluted					18.79	0.60			

(1) Excludes goodwill amortization.
(2) Included in general and administrative expenses in the Consolidated Financial Statements.
(3) Derived by netting ''investment income under equity method — net'' in non-operating income and the ''investment loss under equity method — net'' in non-operating expense in the Consolidated Financial Statements.
(4) Included in investment loss in the Consolidated Financial Statements.
(5) Derived by netting interest income and the interest expense in the Consolidated Financial Statements.
(6) Derived by netting the ''others'' entry in non-operating income and the ''others'' entry in non-operating expenses in the Consolidated Financial Statements.
(7) Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends.
(8) Derived by aggregating proceeds from sales of shares of stock of ASE Inc. and ASE Test.
(9) Reflects the acquisition in July 1999 of the ASE Chung Li and ASE Korea, formerly Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea, respectively, as if the acquisition had occurred on January 1, 1999. The pro forma data, which is presented in ROC GAAP, should be read in conjunction with the combined financial statements of Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea included in this prospectus.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

The following discussion of our business, financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, the combined financial statements of Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea and the unaudited pro forma financial statements, all of which are included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under ''Risk Factors'' and elsewhere in this prospectus.

Overview

We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which is the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues have increased significantly from NT$19,088.2 million in 1997 to NT$32,609.6 million (US$1,058.7 million) in 1999. After eliminating the results of the operations we acquired in 1999 for comparative purposes, our net revenues were NT$25,147.9 million (US$816.5 million) in 1999. For the six months ended June 30, 2000, our net revenues were NT$23,597.2 million (US$766.1 million) compared to NT$11,913.7 million for the same period in 1999. After eliminating the results of the operations we acquired in 1999 for comparative purposes, our net revenues for the six months ended June 30, 2000 were NT$17,744.0 million (US$576.1 million). Following an industry downturn in 1998, we are currently enjoying strong revenue growth and improved profitability with the recent upturn in the semiconductor industry. Our growth is increasingly diversified across a broad range of end user applications and clients. We are experiencing strong growth in communications and consumer-related sectors while maintaining our strong market position in personal computer-related sectors. Our volume growth is increasingly concentrated in the packaging of higher priced package types and the testing of more complex semiconductor devices.

We price our services based primarily on a cost-plus calculation of the costs involved in providing these services, and with reference to market prices. The majority of our prices and revenues are denominated in U.S. dollars. However, as more than half of our costs, including all labor and overhead costs, are denominated in NT dollars, we consider the NT dollar to be our functional currency. Furthermore, the majority of our financing costs are denominated in NT dollars. The average realized selling price for packaging a semiconductor device is higher than the average realized selling price for the final testing of the same device. Over the last three years, our testing revenues have grown faster than our packaging sales. In 1997, 1998, 1999 and the six months ended June 30, 2000, our packaging sales accounted for 80.3%, 81.2%, 75.2% and 75.1%, while testing revenues accounted for 12.5%, 15.1%, 23.9% and 24.5%, respectively, of our net revenues. After eliminating the results of the operations we acquired in 1999 for comparative purposes, testing revenues as a percentage of net revenues in 1999 and the six months ended June 30, 2000, at 16.1% and 17.0%, respectively, were still higher than the corresponding levels in 1999. We expect this trend to continue as industry trends suggest a higher growth rate for testing compared to packaging services. The portion of the semiconductor testing market currently accounted for by independent testing service providers is smaller than that for packaging, which we believe will facilitate outsourced testing to grow at a faster rate than packaging. In addition, the high capital expenditures needed for increasingly complex testing equipment, as compared to less expensive packaging equipment, is leading to further outsourcing of testing services by integrated device manufacturers. We also expect to provide increasingly more turnkey services to our clients.

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Our results of operations have been affected by a number of factors, including the proportionate contribution of packaging and testing to our net revenues, our capacity utilization rates and the costs of raw materials. Over the last three years, our net revenues have been affected by the volume of units packaged and tested, the selling prices for these units, and currency fluctuations. In 1999, our results of operations were affected by our acquisition in May 1999 of 70% of the outstanding shares of ISE Labs, our acquisitions in July 1999 of ASE Chung Li and ASE Korea and our purchase from February through July 1999, in the open market, of a controlling 22.6% stake in Universal Scientific. Our interest in ISE Labs was subsequently increased to 75.3% following ASE Test's purchase of $30 million of additional shares of ISE Labs in April 2000. In addition, we subsequently increased our ownership interest in Universal Scientific to 23.3% through the purchase of additional shares in the open market in July and August of 2000.

Pricing and Revenue Mix

The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. During times of intense competition and adverse conditions in the semiconductor industry, such as in 1998, the pace of this decline in prices of our services may be more rapid than that experienced in other years. In 1998, the selling prices in U.S. dollar terms of our packaging and testing services experienced a sharp decline due to intense price competition from other independent packaging and testing companies that were attempting to maintain capacity utilization levels in the face of reduced demand.

Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been packaging more higher-priced package types, such as ball grid array, also called BGA, and advanced thin quad flat packages, also called TQFPs, and testing more complex semiconductor devices. We will continue to develop and offer new technology in packaging and testing services, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

High Fixed Costs

Our operations are capital intensive and are characterized by relatively high fixed costs. Our primary fixed costs are for packaging and testing equipment. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of packaging and testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation is the principal component of our cost of testing revenues. Testers typically cost between US$2.0 million and US$3.0 million each, while wire bonders used in packaging typically cost approximately US$100,000 each. In 1997, 1998, 1999 and the six months ended June 30, 2000, our depreciation expense as a percentage of net revenues was 10.5%, 14.9%, 16.3% and 15.1%, respectively. The rise in depreciation expense partially reflects the increased contribution of testing to net revenues, as well as an increase in the cost of packaging and testing equipment. We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. This was the case in 1998, when depressed industry conditions resulted in lower than expected demand from customers and a sharp decline in selling prices, resulting in an increase in depreciation expense relative to sales. With the improvement in industry conditions at the end of 1998, utilization levels improved, along with a recovery in profitability.

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, as testing requires minimal materials. In 1997, 1998, 1999 and the six months ended June 30, 2000, raw material cost as a percentage of our net revenues was 38.2%, 34.9%, 30.0% and 29.2%, respectively. Raw material cost as a proportion of net revenues has been decreasing because of the higher contribution of testing to net revenues and, in 1999 and the six months ended June 30, 2000, a decrease in raw material prices. However, we expect raw materials to become an increasingly important component of the cost of our packaging sales and we plan to continue our development and production of interconnect material through ASE Material in order to help ensure an adequate supply of raw materials at competitive prices and reduce production time.

Goodwill Amortization

Our operating and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases. Under generally accepted accounting principles in the ROC, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but greater than 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the book value per share of those shares. The goodwill generated is amortized over ten years. Goodwill generated on the purchases of shares of consolidated subsidiaries are recognized under general administrative and selling expense. Goodwill generated on the purchases of shares of companies which are less than majority but greater than 20% owned, and therefore accounted for using the equity method, are recognized as a debit under investment income. In addition to the acquisitions of ASE Korea and ISE Labs, other transactions which created significant goodwill charges were the open-market purchases of 22.6% of Universal Scientific shares in 1999, as well as the open-market purchases of ASE Test shares by a wholly-owned subsidiary as part of a share repurchase program in the period from December 1997 through March 1998. No goodwill was recognized in connection with the acquisition of ASE Chung Li, which was structured as an asset purchase, due to the appreciation of the fixed assets purchased.

Consolidation of ISE Labs, ASE Chung Li and ASE Korea

Under the method of consolidation used by us to consolidate the statements of income of ISE Labs, ASE Chung Li and ASE Korea for the year ended December 31, 1999: (1) ISE Labs' full-year 1999 net revenues, cost of revenues and operating expenses are included in the Consolidated Financial Statements, and the pre-acquisition income of ISE Labs for the year ended December 31, 1999 (from January 1 to May 4, 1999) is then subtracted from our net income for 1999; and (2) the net revenues, cost of revenues, operating expenses and net income of ASE Chung Li and ASE Korea are included in the Consolidated Financial Statements since the date of acquisition. Under the method of consolidation used by ASE Test to consolidate the statement of income of ISE Labs for the year ended December 31, 1999, ISE Labs' pre-acquisition net revenues, cost of revenues and operating expenses are not included in ASE Test's consolidated income statement. See Notes 2 and 28f of Notes to Consolidated Financial Statements.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

	Year Ended December 31,			Six Months Ended June 30,	
	1997	1998	1999	1999	2000
	(percentage of net revenues)				
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Packaging	80.3	81.2	75.2	75.1	75.1
Testing	12.5	15.1	23.9	23.3	24.5
Other	7.2	3.7	0.9	1.6	0.4
Cost of revenues	(72.1)	(74.5)	(73.5)	(75.9)	(69.0)
Packaging	(59.4)	(63.5)	(57.6)	(59.3)	54.4
Testing	(6.5)	(7.9)	(14.4)	(13.8)	14.0
Other	(6.2)	(3.1)	(1.5)	(2.8)	0.6
Gross profit	27.9	25.5	26.5	24.1	31.0
Packaging	20.9	17.8	17.6	15.8	20.7
Testing	6.0	7.2	9.5	9.5	10.5
Other	1.0	0.5	(0.6)	(1.2)	(0.2)
Operating expenses	(9.5)	(11.8)	(11.6)	(13.4)	(10.9)
Operating income	18.4	13.7	14.9	10.7	20.1
Non-operating income (expenses)	24.2	(4.1)	12.9	31.0	(3.0)
Income before income tax and minority interest	42.6	9.6	27.8	41.7	17.1
Income tax benefit (expense)	(2.0)	0.7	(1.4)	(1.4)	(2.2)
Income before minority interest	40.6	10.3	26.4	40.3	14.9
Pre-acquisition interest	—	—	(0.2)	(0.5)	—
Minority interest in net income of subsidiary	(1.9)	(2.6)	(2.3)	(1.9)	(2.5)
Net income	38.7%	7.7%	23.9%	37.9%	12.4%

The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,			Six Months Ended June 30,	
	1997	1998	1999	1999	2000
	(percentage of net revenues)				
Cost of revenues					
Raw materials	38.2%	34.9%	30.0%	32.1%	29.2%
Labor costs	12.5	12.5	13.0	12.6	12.7
Depreciation	10.5	14.9	16.3	18.0	15.1
Other	10.9	12.2	14.4	13.2	12.0
Total cost of revenues	72.1%	74.5%	73.5%	75.9%	69.0%
Operating expenses					
Selling	3.8%	3.6%	2.8%	2.5%	1.9%
General and administrative(1)	3.4	4.4	5.0	6.1	5.4
Goodwill amortization(2)	0.3	1.6	1.7	1.8	1.3
Research and development	2.0	2.2	2.1	3.0	2.3
Total operating expenses	9.5%	11.8%	11.6%	13.4%	10.9%

(1) Excludes goodwill amortization.

(2) Included in general and administrative expense in the Consolidated Financial Statements.

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

  Net Revenues.   Our net revenues increased by 98.1% to NT$23,597.2 million (US$766.1 million) for the six months ended June 30, 2000 from NT$11,913.7 million for the comparable period in 1999, reflecting increases in net revenues at our existing facilities, as well as the effects of the acquisitions of ASE Chung Li and ASE Korea in July 1999. After eliminating the results of ASE Chung Li and ASE Korea for comparative purposes, our net revenues for the six months ended June 30, 2000, which we call our adjusted net revenues, was NT$17,744.0 million (US$576.1 million), a 48.9% increase over our net revenues reported for the comparable period in 1999, reflecting a 49.8% increase in packaging sales and a 53.7% increase in testing revenues. This increase in our adjusted net revenues for the six months ended June 30, 2000 compared to the comparable period in 1999 resulted primarily from an increase in packaging and testing volume, which was partially offset by a decrease in the average realized selling prices for our packaging and testing services.

  Gross Profit.   Our gross profit increased by 155.0% to NT$7,320.5 million (US$237.7 million) for the six months ended June 30, 2000 from NT$2,870.3 million for the comparable period in 1999, reflecting increases in gross profit at our existing facilities, as well as the effects of the acquisitions of ASE Chung Li and ASE Korea. After eliminating the results of ASE Chung Li and ASE Korea for comparative purposes, our gross profit for the six months ended June 30, 2000 increased by 92.5% over our gross profit reported for the comparable period in 1999. Our adjusted gross margin increased to 31.1% compared to 24.1% for the comparable period in 1999 primarily as a result of decreases in raw material costs and depreciation expense, which were partially offset by increases in equipment maintenance expense, all as a percentage of net revenues. Raw material costs as a percentage of net revenues decreased primarily as a result of lower substrate costs. Depreciation expense decreased as a percentage of net revenues primarily as a result of increased capacity utilization at our packaging and testing facilities.

  Our adjusted gross margin for packaging increased to 27.1% in the six months ended June 30, 2000 from 21.0% in the comparable period in 1999, primarily due to increased capacity utilization at our packaging facilities and a decrease in raw material costs as a percentage of net revenues. Our gross margin for packaging in the six months ended June 30, 2000 was 27.6%, reflecting the higher packaging margins at the ASE Chung Li facilities acquired in 1999, partially offset by the lower packaging margins at the ASE Korea facilities acquired in 1999. Our adjusted gross margin for testing increased to 46.0% from 41.0% primarily due to a decrease in labor costs as a percentage of net revenues and increased capacity utilization at our testing facilities. Our gross margin for testing in the six months ended June 30, 2000 was 43.1%, reflecting the lower testing margins at our facilities acquired in 1999.

  Operating Income.   Our operating income increased 269.9% to NT$4,731.9 million (US$153.6 million) in the six months ended June 30, 2000 from NT$1,279.1 million for the comparable period in 1999, reflecting increases in operating income at our existing facilities, as well as the acquisition of ASE Chung Li and ASE Korea. After eliminating the results of ASE Chung Li and ASE Korea for comparative purposes, our operating income increased by 169.5% in the six months ended June 30, 2000 compared to the comparable period in 1999. Our operating margin increased to 20.1% in the six months ended June 30, 2000 from 10.7% in the comparable period in 1999. After eliminating the results of ASE Chung Li and ASE Korea for comparative purposes, our adjusted operating margin increased to 19.4% compared to 10.7% for 1999, reflecting the higher adjusted gross margin and decreases in selling expense, travel and entertainment costs, depreciation expense and other selling costs, partially offset by increases in salaries and bonuses, all as a percentage of net revenues.

  Net Non-Operating Income.   Our net non-operating loss was NT$707.8 million (US$23.0 million) in the six months ended June 30, 2000, compared to net non-operating gain of

NT$3,688.3 million in the comparable period in 1999. This was primarily a result of a decrease in capital gains realized on long-term investment, partially offset by an increase in investment income realized from Universal Scientific. The capital gains realized in the six months ended June 30, 1999, in the amount of NT$3,884.8 million, resulted primarily from the sale of ASE Test ordinary shares by J&R Holding in the form of Taiwan Depositary Receipts in 1999. Net foreign exchange gains in both periods were created by the unrealized gains on foreign exchange denominated liabilities resulting from the appreciation of the NT dollar. The gains in the six months ended June 30, 2000 were slightly lower because of the depreciation of the NT dollar in the second quarter of 2000. Net interest expense increased in the six months ended June 30, 2000 compared to the comparable period in 1999 primarily as a result of interest expense relating to the US$160 million 1% guaranteed convertible notes due 2004 issued by ASE Test Finance Limited, a wholly-owned subsidiary of ASE Test, in June 1999 and other long-term loans to finance the costs of our acquisitions of ISE Labs, ASE Chung Li, ASE Korea and a controlling interest in Universal Scientific.

Net Income. Our net income for the six months ended June 30, 2000 was NT$2,920.8 million (US$94.8 million) compared to NT$4,516.8 million for the comparable period in 1999. After eliminating the results of ASE Chung Li and ASE Korea, our adjusted net income for the six months ended June 30, 2000 was NT$1,832.5 million. Our net income and adjusted net income decreased in the six months ended June 30, 2000 compared to the comparable period in 1999 primarily because we had a significant net non-operating gain in the six months ended June 30, 1999 compared to a net non-operating loss in the comparable period in 2000. Excluding the extraordinary capital gains recognized in the six months ended June 30, 1999, our net income would have been NT$632.0 million for that period compared to net income of NT$2,920.8 million and adjusted net income of NT$1,832.5 million for the comparable period in 2000, representing a 362% increase in our net income and a 190% increase in our adjusted net income. The increase in recurring net income for the six months ended June 30, 2000 was due to the foregoing factors, partially offset by an increase in our effective tax rate to 12.4% in the six months ended June 30, 2000 compared to 3.3% in the comparable period in 1999. The low tax rate in 1999 primarily reflects the fact that capital gains are not subject to corporate income tax in the ROC.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net Revenues. Our net revenues increased by 57.1% to NT$32,609.6 million (US$1,058.7 million) in 1999 from NT$20,762.4 million in 1998, reflecting in part the effects of the acquisitions of ISE Labs in May 1999 and ASE Chung Li and ASE Korea in July 1999, as well as increases in net revenues at our existing facilities. For a discussion of the consolidation principles relating to our acquisitions of ISE Labs, ASE Chung Li and ASE Korea, see Note 2 of Notes to Consolidated Financial Statements. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our net revenues for 1999 increased by 21.1% in 1999 compared to 1998, reflecting a 23.3% increase in packaging sales and a 29.7% increase in testing revenues. This increase was partially offset by a decrease in revenues attributable to our subsidiary that designs and assembles notebook computers, set-top boxes and liquid crystal display monitors, and assembles board and sub-systems, ASE Technologies Inc., due primarily to the continuing loss of one of its major customers in 1999. ASE Technologies intends to wind down its business upon approval by its shareholders in September 2000. See ''Business — Other Members of the ASE Group'' for more information on ASE Technologies. In 1999, our adjusted packaging revenues accounted for 82.7% of our adjusted net revenues and our adjusted testing revenues accounted for 16.1% of our adjusted net revenues, compared to 81.2% and 15.1%, respectively, for 1998. The increase in our adjusted net revenues for 1999 compared to 1998 resulted primarily from an increase in packaging and testing volumes, which was partially offset by a decrease in the average realized selling prices for our packaging and testing services. The decrease in the average realized selling prices reflected the general trend in the semiconductor industry of

36

declining prices for each input / output lead on a semiconductor device. This decrease was partially offset by a change in our revenue mix as our BGA packages, which typically command higher selling prices as a result of the higher number of leads per device, accounted for a greater portion of our packaging volume, and as we tested more complicated semiconductor devices.

   Gross Profit.   Our gross profit increased by 63.4% to NT$8,650.0 million (US$280.8 million) in 1999 from NT$5,294.3 million in 1998, reflecting the effects of the acquisitions of ISE Labs, ASE Chung Li and ASE Korea, as well as increases in gross profit at our existing facilities. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our gross profit increased by 28.2% in 1999 compared to 1998. Our adjusted gross margin increased to 27.0% compared to 25.5% for 1998 primarily as a result of decreases in raw material and labor costs, which were partially offset by increases in depreciation, factory supplies and other manufacturing overheads, as well as a decrease in provision for inventory obsolescence, all as a percentage of net revenues. Depreciation increased and raw material costs decreased as a percentage of net revenues primarily as a result of a change in our revenue mix, as testing services, which incur significant depreciation but almost no raw material costs, accounted for a greater portion of our net revenues, and a decrease in raw material prices. Cost of revenues also increased due to increases in factory supplies such as rinsing agents and manufacturing overhead and development costs associated with the ramp-up in BGA production capabilities. Our adjusted gross margin for packaging increased to 24.8% in 1999 from 21.9% in 1998 primarily due to decreases in direct and indirect labor and raw material costs as percentages of packaging revenue. Our gross margin for packaging in 1999 was 23.5%, compared with our adjusted gross margin for packaging of 24.8% for the same year, reflecting lower packaging margins at our facilities acquired in 1999 due to differences in product mix. Our adjusted gross margin for testing decreased to 45.2% from 47.4% in 1998 primarily due to increases in depreciation and amortization and other manufacturing costs, partially offset by a decrease in direct and indirect labor cost, all as percentages of testing revenue. Our gross margin for testing in 1999 was 39.8%, as compared to our adjusted gross margin for testing of 45.2% for the same year, reflecting lower testing margins at the facilities acquired in 1999 due to differences in the mix of testing services.

   Operating Income.   Our operating income increased by 70.7% to NT$4,848.6 million (US$157.4 million) in 1999 from NT$2,840.9 million in 1998, reflecting in part the effects of the acquisitions of ISE Labs, ASE Chung Li and ASE Korea, as well as increases in operating income at our existing facilities. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our operating income increased by 31.6% in 1999 compared to 1998. Our adjusted operating margin increased to 15.0% compared to 13.7% for 1998, reflecting the higher adjusted gross margin and decreases in selling expense, partially offset by increases in research and development expense and other expense, all as a percentage of net revenues. Selling expense as a percentage of net revenues decreased primarily as a result of economies of scale realized from increased sales volumes at our existing facilities. Amortization of goodwill expense increased in 1999 compared to 1998 in absolute terms primarily as a result of the acquisition of ISE Labs and ASE Korea in 1999, but remained relatively unchanged as a percentage of net revenues.

   Net Non-Operating Income.   In 1999, our non-operating income increased significantly primarily as a result of an increase in capital gains recognized. These capital gains amounted to NT$5,544.2 million (US$180.0 million) and were mostly generated by the sales of ASE Test ordinary shares by our subsidiary J&R Holding Limited through a public offering of Taiwan Depositary Receipts and the sale of ASE Inc. common shares by our subsidiaries and affiliates in a private placement of GDSs. Most of the common shares underlying the GDSs were acquired by our subsidiaries between March 1996 and April 1998 as part of a share purchase program instituted in support of ROC government policies. A small amount was realized from open market sales of ASE Test Taiwan Depositary Receipts by our subsidiaries and affiliates.

37

Net foreign exchange loss decreased in 1999 compared to 1998, reflecting the higher than usual losses incurred in 1998 attributable to Japanese yen-denominated liabilities created in the second half of 1998 to manage our foreign exchange exposure. Net interest expense increased in 1999 compared to 1998 primarily as a result of increased debt financing incurred for our acquisitions in 1999.

Amortization of goodwill expense in connection with the acquisition of shares of our affiliates increased in 1999 compared to 1998, primarily as a result of our purchase of 22.6% of the outstanding shares of Universal Scientific.

Net Income.   Our net income for 1999 was NT$7,794.7 million (US$253.1 million), or NT$7,225.4 million after eliminating the results of ISE Labs, ASE Chung Li and ASE Korea, compared to NT$1,604.0 million for 1998. Our adjusted net income increased in 1999 compared to 1998 primarily as a result of the foregoing factors, partially offset by an increase in our adjusted effective tax rate to 3.2% in 1999 compared to a benefit of (7.6%) in 1998. Our net income for 1999, less capital gains recognized upon the sale of long-term investments, was NT$2,250.5 million (US$73.1 million), compared to NT$997.1 million for 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Net Revenues.   In 1998, packaging and testing revenues accounted for 81.2% and 15.1% of our net revenues, respectively, compared to 80.3% and 12.5%, respectively, for 1997. The increase in our net revenues for 1998 compared to 1997 resulted primarily from the depreciation of the NT dollar against the U.S. dollar in 1998 compared to 1997. Because the majority of our sales were denominated in U.S. dollars, the depreciation of the NT dollar resulted in an increase of our sales in NT dollar terms. The selling prices in U.S. dollar terms for our packaging and testing services significantly decreased in 1998 compared to 1997, primarily as a result of the intense price competition we faced from other independent packaging and testing companies. Many of these companies sharply lowered prices in 1998 in an attempt to maintain capacity utilization in their facilities in response to a downturn in the semiconductor industry during this period. The decrease in selling prices also reflected the general trend in the semiconductor industry of declining prices per input/output lead on semiconductor devices. The adverse effect on the average realized selling price of our packaging products was partially offset by a change in our revenue mix as our BGA packages, which typically command higher selling prices, accounted for a greater portion or our packaging volume, and as we tested more complicated semiconductor devices.

Gross Profit.   Our gross profit decreased by 0.7% to NT$5,294.3 million in 1998 from NT$5,329.7 million in 1997. Our gross margin decreased to 25.5% in 1998 compared to 27.9% for 1997 primarily as a result of increases in depreciation and factory supplies as well as an increase in provision for inventory obsolescence, partially offset by decreases in raw material costs, all as a percentage of net revenues. The increase in provision for inventory obsolescence was due primarily to a one-time increase in provision for inventory obsolescence of ASE Technologies. Depreciation increased and raw material costs decreased in 1998 compared to 1997 primarily as a result of a change in our overall revenue mix as testing services, which typically incur significant depreciation costs but involve no raw material, accounted for a greater portion of our net revenues. Depreciation also increased in 1998 as we commenced depreciating new wire bonders and testers placed into service in part as a result of the ramp-up of our BGA production capabilities. The new equipment was then not fully utilized as a result of the downturn in the semiconductor industry. Factory supplies, such as rinsing agents and shipping materials, increased in 1998 compared to 1997 primarily reflecting increases in our packaging volume of BGA packages. Our gross margin for packaging decreased to 21.9% in 1998 from 26.0% in 1997 primarily due to increases in raw material and depreciation and amortization costs as well as inventory obsolescence reserve, all as percentages of packaging sales. The inventory obsolescence reserve increase was due to a one-time additional provision for inventory

38

obsolescence of ASE Technologies. Our gross margin for testing in 1998 decreased to 47.4% from 48.2% in 1997 primarily due to an increase in depreciation and amortization as a percentage of net sales, partially offset by decreases in direct and indirect labor and other manufacturing costs as percentages of net sales.

Operating Income.   Our operating income decreased by 19.3% to NT$2,840.9 million in 1998 from NT$3,521.4 million in 1997. Our operating margin decreased to 13.7% in 1998 compared to 18.4% for 1997, reflecting the lower gross margin and increases in amortization of goodwill expense, research and development expense and other expense, all as a percentage of net revenues. Amortization of goodwill expense increased in 1998 compared to 1997 primarily as a result of open market purchases of 2.1 million ASE Test ordinary shares as part of a market repurchase program carried out between December 1997 and March 1998. Other expense such as charitable donations, professional fees and facilities maintenance charges increased as a percentage of net revenues in 1998 compared to 1997. Research and development expense increased as a percentage of net revenues in 1998 compared to 1997 primarily as a result of increases in compensation expense for research and development personnel and in depreciation of testers and other equipment dedicated to research and development uses.

Net Non-Operating Income.   Our net non-operating loss was NT$859.6 million in 1998, compared to a net income of NT$4,621.3 million in 1997, primarily as a result of a decrease in capital gains realized upon the sale of long-term investments and increases in net foreign exchange loss and net interest expense. Capital gains realized upon the sale of long-term investments decreased in 1998 compared to 1997, reflecting the higher than usual gains realized in 1997. The capital gains recognized in 1997, in an amount of NT$4,870.9 million, resulted primarily from the offering of ASE Test ordinary shares by J&R Holding in June 1997 and the offering of Taiwan Depositary Receipts representing ASE Test ordinary shares by J&R Holding in December 1997. Net foreign exchange loss increased in 1998 compared to 1997 primarily as a result of losses incurred in 1998 attributable to Japanese yen-denominated liabilities created in the second half of 1998 to manage our foreign exchange exposure. Net interest expense increased in 1998 compared to 1997 primarily as a result of interest payable on US$200 million aggregate principal amount of bonds convertible into common shares of ASE Inc. issued in November 1997.

Net Income.   Our net income for 1998 was NT$1,604.0 million, compared to NT$7,403.5 million for 1997. Our net income decreased in 1998 compared to 1997 primarily as a result of the foregoing factors, partially offset by a decrease in our effective tax rate to a benefit of (7.6%) compared to 4.6% in 1997. Our net income for 1998, less capital gains recognized upon the sale of long-term investments, was NT$997.1 million, compared to NT$2,532.6 million for 1997.

Quarterly Net Revenues, Gross Profit and Gross Margin

The following table sets forth our unaudited consolidated net revenues, gross profit and gross margin for the quarterly periods indicated. You should read the following table in conjunction with the Consolidated Financial Statements and related notes included in this prospectus. Our net revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly net revenues, gross profit and gross margin may fluctuate significantly.

	Mar. 31, 1999	Jun. 30, 1999	Sep. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000
	(in millions) (unaudited)					
Consolidated Net Revenues:						
Packaging	NT$ 4,362.3	NT$ 4,580.6	NT$ 7,190.0	NT$ 8,390.1	NT$ 8,378.4	NT$ 9,347.1
Testing	1,340.7	1,432.0	2,182.7	2,837.8	2,776.2	3,013.3
Other	93.2	105.0	11.7	83.5	7.0	75.2
Total	NT$ 5,796.2	NT$ 6,117.6	NT$ 9,384.4	NT$11,311.4	NT$11,161.6	NT$12,435.6
Consolidated Gross Profit:						
Packaging	NT$ 897.7	NT$ 977.5	NT$ 1,797.3	NT$ 2,080.5	NT$ 2,320.1	NT$ 2,568.2
Testing	550.4	585.3	872.8	1,096.7	1,208.7	1,285.8
Other	(60.6)	(80.0)	(0.2)	(67.4)	(39.0)	(23.3)
Total	NT$ 1,387.5	NT$ 1,482.8	NT$ 2,669.9	NT$ 3,109.8	NT$ 3,489.8	NT$ 3,830.7
Consolidated Gross Margin:						
Packaging	20.6%	21.3%	25.0%	24.8%	27.7%	27.5%
Testing	41.1%	40.9%	40.0%	38.6%	43.5%	42.7%
Total	23.9%	24.2%	28.5%	27.5%	31.3%	30.8%

Our net revenues have generally increased in each quarter of the six-quarter period, except for the first quarter of 2000. Our net revenues are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year, primarily due to the combined effects of holidays in the United States, Taiwan, Korea and Malaysia. Our net revenues increased significantly in the third and fourth quarters of 1999 compared to the first and second quarters of 1999. These increases in net revenues resulted in part from the revenues contributed by ASE Chung Li and ASE Korea which we acquired in July 1999 and in part as a result of increased volume and an upturn in the average realized selling prices for packaging and testing services resulting from an upturn in the semiconductor industry. Under ROC GAAP, the revenues contributed by ISE Labs, which we acquired on May 4, 1999, have been included in our consolidated net revenues as if we had acquired ISE Labs on January 1, 1999. After eliminating the results of ASE Chung Li and ASE Korea for comparative purposes, our net revenues increased by 11.5% to a total of NT$17,744.0 million in the first and second quarters of 2000 from NT$15,919.3 million in the third and fourth quarters of 1999.

Our gross margin has generally increased in the six-quarter period, except during the fourth quarter of 1999 and second quarter of 2000. The improvement in our gross margin is primarily the result of decreased raw material costs and depreciation expense, all as a percentage of net revenues. Raw material costs as a percentage of net revenues decreased primarily as a result of lower substrate costs. Depreciation expense decreased as a percentage of net revenues primarily as a result of increased capacity utilization at our packaging and testing facilities. Our gross margin decreased slightly to 30.8% in the second quarter of 2000 from 31.3% in the first quarter of 2000. This slight decrease resulted primarily from a change in our product mix as revenues derived from the testing of logic/mixed-signal semiconductors accounted for a smaller percentage of our net testing revenues. For the fourth quarter of 1999, our gross margin decreased slightly to 27.5% from 28.5% in the third quarter of 1999. This was primarily due to an increase in other manufacturing overhead costs as a percentage of net revenues.

Our quarterly operating results may vary significantly. Unfavorable changes may adversely affect our business, financial condition and results of operations.

Liquidity and Capital Resources

Our principal sources of cash are cash generated from operations and debt financing and, in certain years, proceeds from the sale of investments. Our primary uses of cash are to fund capital expenditures and working capital requirements related to our operations and expansion.

Cash generated from our operations was NT$3,353.0 million (US$108.9 million) for the six months ended June 30, 2000, as compared to NT$2,324.7 million (US$75.5 million) for the six months ended June 30, 1999. The increase in cash generated from our operations in the six months ended June 30, 2000 reflected an increase in recurring net income (excluding extraordinary capital gains), partially offset by an increase in accounts receivable and short-term investments. The increase in recurring net income for the six months ended June 30, 2000 compared to the comparable period in 1999 resulted from an increase in the revenues and improvements in the operating margins of ASE Inc. and the operations of ASE Chung Li and ASE Korea (which were acquired in July 1999). Our cash generated from operations was NT$7,589.8 million (US$246.4 million) in 1999, NT$8,724.6 million in 1998 and NT$2,185.3 million in 1997. The decrease in our cash generated from operations in 1999 reflected a decrease in cash flow from trading securities and an increase in accounts receivable, partially-offset by increases in accounts payable, accrued expenses and other expenses. Our accounts receivable, inventory, accounts payable and accrued expense increased primarily as a result of the effect from our acquisition of ISE Labs, ASE Chung Li and ASE Korea, as well as from sales growth. Our accrued pension cost decreased primarily as a result of the severance payments made in connection with our acquisition of ASE Korea. For the six months ended June 30, 2000, our accounts receivable collection and average days inventory was 63 days and 29 days, respectively, compared to 58 days and 35 days, respectively, for the same period in 1999. Our accounts receivable collection improved to an average of 62 days in 1999 from an average of 68 days in 1998, while our average days inventory improved to 32 days in 1999 from 45 days in 1998. The increase in our cash generated from operations in 1998 reflected decreases in notes receivable, inventories and accounts receivable and an increase in accounts payable, partially offset by a decrease in accrued expenses and other expenses. Our accounts receivable, notes receivable and inventory decreased primarily as a result of the decreased sales in the fourth quarter of 1998 compared to the fourth quarter of 1997. Our accounts receivable collection improved to 68 days in 1998 from 72 days in 1997, while our average days inventory improved to an average of 45 days in 1998 from an average of 52 days in 1997.

As of June 30, 2000, we had negative working capital in the amount of NT$1,740.5 million (US$56.5 million) as a result of a decrease in cash of NT$5,569.0 million (US$180.8 million) from NT$11,809.1 million (US$383.4 million) to NT$6,240.0 million (US$202.6 million) and an increase in short-term borrowings. The cash and short-term borrowings were used to fund capital expenditures including the acquisition of additional packaging and testing equipment and the expansion of existing facilities and additional investments.

In connection with the expansion of our production capacity, we have incurred capital expenditures of NT$8,237.4 million, NT$7,447.7 million, NT$11,097.4 million (US$360.3 million) and NT$15,032.9 million (US$488.1 million) in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively.

As of June 30, 2000, we had total short-term lines of credit of NT$19,677.0 million (US$638.9 million), of which NT$9,789.5 million (US$317.8 million) had been drawn. The interest rate for borrowings under these facilities ranged from 1.4% to 8.5% in 1999 and from 0.7% to 8.7% during the first half of 2000. See Note 11 of Notes to Consolidated Financial Statements. The majority of our short-term borrowings are denominated in NT dollars, with the remainder denominated principally in U.S. dollars.

As of June 30, 2000, our outstanding long-term bank loans, less current portion, were NT$10,116.4 million (US$328.5 million). Certain of our bank loans are secured by machinery and equipment. Our long-term bank loans bear interest at floating rates, which in 1999 ranged from 1.3% to 8.3% and from 5.2% to 9.5% during the first half of 2000. See Note 14 of Notes to Consolidated Financial Statements. Most of our long-term bank loans are denominated in NT dollars. In addition, as of June 30, 2000, we had outstanding convertible bonds denominated in U.S. dollars in an aggregate amount of NT$10,960.9 million (US$355.9 million), including amounts outstanding under bonds guaranteed by ASE Test. See Note 13 of Notes to Consolidated Financial Statements.

We have budgeted total expenditures of NT$21,868.0 million (US$710.0 million) for 2000 in connection with the expansion of our production capacity, of which NT$15,032.9 million (US$488.1 million) had already been incurred as of June 30, 2000. As of December 31, 1999, we have long-term loan repayment obligations totaling NT$2,886.4 million (US$93.7 million) due in 2000. We also have NT$7,482.7 million (US$242.9 million) of short-term borrowings outstanding, part of which we would expect to renew. We expect to meet our working capital, capital expenditure, and debt repayment requirements in 2000 through cash from operations, the proceeds from this offering and the drawdown of outstanding credit lines. We have also raised capital at the subsidiary level to meet investment and capital requirements. In July 2000, ASE Test completed a US$276.0 million offering of ordinary shares. As of June 30, 2000, we had a cash position of NT$6,239.9 million (US$202.6 million), outstanding and unused short-term credit lines of NT$9,887.4 million (US$321.0 million) and unused long-term bank facilities of NT$2,827.7 million (US$91.8 million).

As of June 30, 2000, we had budgeted total capital expenditures of NT$22,792.0 million (US$740.0 million) for 2001. As of December 31, 1999, we have long-term loan repayment obligations totaling NT$3,419.6 million (US$111.0 million) in long-term loan repayments due in 2001. In addition, we have long-term loan repayment obligations totaling NT$7,991.6 million (US$259.5 million) in 2002, including our US$200,000,000 Zero Coupon Convertible Bonds Due 2002. We expect to meet our long-term working capital, capital expenditure and debt repayment requirements through cash from operations, the proceeds from this offering and further debt financing and capital raising if needed.

We have from time to time also liquidated long-term or short-term investments to provide cash for our operations and capital expenditures, including offerings of ASE Test ordinary shares, sometimes in the form of Taiwan Depositary Receipts, in 1997 and 1999 and the sale by our subsidiaries of ASE Inc. common shares in the form of GDSs in 1999.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We currently have no commitments to make any material investment, acquisition or divestment. In July 2000 our shareholders approved a resolution which authorizes our board of directors to make investments in the People's Republic of China. At such time as such an investment is permitted by the ROC investment law and policy and if suitable opportunities are available at that time, we intend to consider establishing a semiconductor packaging facility in the People's Republic of China.

Taxation

Based on their respective statuses either as a company which is engaged in designated businesses in Taiwan or a ''pioneer'' company in Malaysia, the operating companies in the ASE Group were granted exemptions from ROC or Malaysia income taxes, as the case may be, generally for a period of four or five years, both at the initial stages of their operations and following subsequent capital increases with respect to income attributable to capital increases. These tax holidays resulted in tax savings for us of approximately NT$535.9 million, NT$508.8 million, NT$779.4 million (US$25.3 million) and NT$464.1 million (US$15.1 million) in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. Our current tax holiday under the ROC Statute for Upgrading of Industries expires at the end of 2000, but may be extended through cash injections from shareholders, such as rights offerings, the proceeds of which are used to purchase eligible machinery and equipment. We have not conducted a rights offering to our shareholders since 1996. The ROC Ministry of Finance announced recently that commencing 2000, this tax holiday may also be extended through the capitalization of retained earnings, that is, through the issuance of stock dividends. ASE Test Malaysia's tax holiday in Malaysia expired on June 30, 1999 and ASE Test Malaysia has received approval to be a ''pioneer high technology'' company in Malaysia, which entitles us to a five-year tax holiday substantially similar to our previous tax holiday. We expect this tax holiday to commence retroactively on July 1, 1999. See Note 17 of Notes to Consolidated Financial Statements.

With facilities located in special export zones such as the Nantze Export Processing Zone in Taiwan and the Bayan Lepas Free Trade Zone in Malaysia, we enjoy exemptions from various import duties and commodity taxes on imported machinery, equipment, raw materials and components. Goods produced by companies located in these zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes.

Our effective income tax rate was 4.6%, 0%, 5.1% and 12.4% in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. The effective tax rate was significantly lower in 1997, 1998 and 1999 because we had substantial capital gains income in those years that was not subject to ROC corporate tax.

Market Risk

Our exposure to financial market risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is for hedging, and not for speculative, purposes.

Interest Rate Risks. Our exposure to interest rate risks relates primarily to our long-term floating rate debt, which is normally incurred to support our corporate activities, primarily capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but would consider engaging in currency interest rate swaps to lock in favorable currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contract was outstanding as of June 30, 2000.

Foreign Currency Risks. Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Foreign currency denominated liabilities as of December 31, 1999 include U.S. dollar debt and Japanese yen debt. As of December 31, 1999, approximately 59.0% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated in NT dollars. As of December 31, 1999, approximately 60.2% of our accounts payable and payable for fixed assets were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we may utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line basis over the life of the contract. As of December 31, 1999, there are no foreign currency forward exchange contracts outstanding. The following table provides information about our significant obligations that are sensitive to foreign currency exchange rate fluctuations. The principal amounts are presented by year of maturity and translated into U.S. dollars based on the current exchange rate.

	As at December 31, 1999						
	Expected Maturity Date						
	2000	2001	2002	2003	2004	Total	Fair Value
	(in millions)						
Short-term debt:							
U.S. dollars	US$ 72.9	—	—	—	—	US$ 72.9	US$ 72.9
average interest rate: 5.924% to 8.45%							
Japanese yen	JPY 7,331	—	—	—	—	JPY 7,331	JPY 7,331
average interest rate: 0.95% to 1.4%							
Long-term borrowing:							
U.S. dollars	US$ 39.5	US$14.5	US$205.6	US$1.5	US$110.0	US$ 371.1	US$ 371.1
average interest rate: 5.52% to 7.56%							
Japanese yen	JPY1,044.2	—	—	—	—	JPY1,044.2	JPY1,044.2
average interest rate: 1.3%							

Exchange Rate Fluctuations

Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars, while our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, including U.S. dollars, NT dollars, Malaysian ringgit, Korean won, Philippine pesos, Singapore dollars and Hong Kong dollars. As a result, the depreciation of the NT dollar against the U.S. dollar tends to increase our net revenues in NT dollar terms. The slight increase in 1998 in our net revenues in NT dollar terms in 1998 was primarily as a result of this currency fluctuation effect. In 1997, 1998, 1999 and the six months ended June 30, 2000, the average exchange rate of the NT dollar to the U.S. dollar was 29.06, 33.54, 32.28 and 30.70, respectively. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded foreign exchange losses of NT$935.5 million in 1998 and NT$538.4 million (US$17.5 million) in 1999, due primarily to losses attributable to Japanese yen-denominated liabilities created by us in the second half of 1998 to manage our foreign exchange exposure. We have closed our position on these Japanese yen-denominated liabilities as of November 5, 1999.

US GAAP Reconciliation

Our financial statements are prepared in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or US GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,		
	1998	1999	1999	1999	2000	2000
			(in millions)		(unaudited)	
Net income in accordance with:						
ROC GAAP	NT$1,604.0	NT$7,794.7	US$253.1	NT$4,516.8	NT$2,920.8	US$94.8
US GAAP	NT$ 298.9	NT$4,641.3	US$150.7	NT$3,717.4	NT$2,053.5	US$66.7

	As of December 31,			As of June 30,		
	1998	1999	1999	1999	2000	2000
			(in millions)		(unaudited)	
Shareholders' equity in accordance with:						
ROC GAAP	NT$21,874.8	NT$30,057.0	US$975.9	NT$27,021.1	NT$32,805.4	US$1,065.1
US GAAP	NT$17,675.2	NT$26,569.7	US$862.7	NT$22,077.0	NT$29,178.6	US$ 947.4

Note 27 of Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and US GAAP which have a material effect on our net income as reported under ROC GAAP relate to gain from the sale of treasury stock and compensation expense pertaining to bonuses to employees, directors and supervisors.

In 1998 and 1999, three of our consolidated subsidiaries sold an aggregate of 33.8 million ASE Inc. common shares in open market sales. See ''— Results of Operations — Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 — Net Non-Operating Income''. Under US GAAP, when a subsidiary holds its parent's common shares as investments, the common shares are treated as treasury stock and is presented in the consolidated balance sheet as a deduction to shareholders' equity. The capital gain or loss from the sale of treasury stock is added to or deducted from the balance of treasury stock. Under ROC GAAP, this treatment is not required and, as a result, the investment in ASE Inc. common shares by its subsidiaries is treated as long-term investment in the balance sheets and the capital gain or loss from the sale of treasury stock is recognized as income or loss. As a result of these transactions, we recognized under ROC GAAP capital gains on sale of investments of NT$1,388.5 million (US$45.1 million) in 1999 and NT$42.7 million in 1998. Under US GAAP, those investments in ASE Inc.'s common shares should be classified as treasury stock and the capital gain is not recognized as income but is deducted from treasury stock under capital surplus.

We paid employee bonuses in 1997, 1998 and 1999 in the form of common shares, and expect to pay all or a portion of employee bonuses in future periods in the form of common shares. In addition to bonuses paid as part of our regular employee bonus plan, we paid in 1998 a special stock bonus to our employees on account of our favorable results of operations for that year. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to income. Under US GAAP, however, we would be required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, correspondingly reduce our net income and income per common share calculated in accordance with US GAAP.

The amount and the form of the payment of this compensation is subject to approval by our board of directors and is only determinable at the first board meeting which is held after the issuance of our financial statements for the relevant year. Under US GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates. For US GAAP purposes, the difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which board approval is obtained, which normally occurs during the second quarter of each year. See Note 27 of Notes to Consolidated Financial Statements. Net income and income per common share amounts calculated in accordance with ROC GAAP and US GAAP differ accordingly. The amount of the adjustment for market price for the purpose of US GAAP reconciliation for the special stock bonus paid in 1997 was allocated over a period of three years commencing in the second quarter of 1998, reflecting the additional length of service which we require from employees who received special stock bonus.

BUSINESS

We believe we are one of the world's largest independent providers of semiconductor packaging services and, together with our subsidiary ASE Test Limited, one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. We believe that we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end use applications because of:

- our broad range of advanced semiconductor packaging and testing services;

- our expertise in product and process technology for the manufacture of increasingly lighter and thinner semiconductor packages with lower power consumption and better thermal dissipation characteristics;

- our expertise in interconnect materials and assembly of electronics boards;

- our financial position which enables us to make significant investments for future growth through both the expansion of existing capacity and the acquisition of new businesses, technologies and operations;

- our experience in integrating acquired operations and using the acquired operations to provide services to their former owners;

- our strategic geographic locations with experienced teams in key centers for outsourced semiconductor manufacturing; and

- our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, the world's largest dedicated semiconductor foundry, to provide complete turnkey services.

We plan to continue to expand our business and operations through both internal growth and acquisitions in order to enhance our technological, processing and materials capabilities, broaden our geographic coverage and increase our production capacity, economies of scale and management resources. In 1999, we incurred consolidated capital expenditures of NT$11,097.4 million (US$360.3 million) for the expansion of our facilities. For the six months ended June 30, 2000, we incurred capital expenditures of NT$15,032.9 million (US$488.1 million). In addition, we acquired the semiconductor packaging and testing facilities of Motorola in Taiwan and Korea, a 70% interest in ISE Labs, a front-end engineering testing service provider, and a controlling 22.6% interest in Universal Scientific, a leading contract provider of electronics board assembly services in Taiwan.

We offer packaging and testing services separately and on a turnkey basis. Turnkey services consist of integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Through our strategic alliance with and close geographic proximity to TSMC, we are able to expand the traditional scope of turnkey services to offer total semiconductor manufacturing services to our customers, including access to wafer fabrication services, also called foundry services, in addition to our packaging, testing and direct shipment services. We are developing similar strategic alliances with other major foundries and providers of other complementary semiconductor manufacturing services.

Through the effective implementation of our strategy, we have been able to address the advanced semiconductor engineering requirements of our customers for packaging and testing services. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end use applications:

- Advanced Micro Devices, Inc.
- Altera Corporation
- ATI Technologies Inc.
- Cirrus Logic International Ltd.
- Conexant Systems, Inc.
- Delphi Automotive Systems Corp.
- DSP Group

- LSI Logic Corporation
- Motorola, Inc.
- Philips Electronics NV
- Qualcomm Incorporated
- ST Microelectronics Pte Ltd.
- VIA Technologies, Inc.

Industry Background

General

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of personal computers and communications equipment, and has experienced increased growth in additional markets such as consumer electronic devices, automotive products, industrial automation and control systems. According to Dataquest, the global semiconductor market is expected to grow from US$169.1 billion in 1999 to US$319.8 billion in 2004, at a compound annual growth rate of 13.6%. Dataquest forecasts that the communications electronics market will be the fastest growing end use market for semiconductor applications over this period with an expected compound annual growth rate of 15.8%, followed by the automotive and consumer electronics markets with expected annual growth rates of 14.6% and 13.3%, respectively.

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging services are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world's major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. We believe that many of these manufacturers are significantly reducing their investments in new semiconductor packaging and testing facilities and that several are contemplating the divestment of their in-house packaging and testing operations. Motorola's sale to us of its packaging and testing operations in Taiwan and Korea in 1999 is an example of this divestment trend.

The availability of technologically advanced independent manufacturing services has also enabled the growth of ''fabless'' semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, packaging and testing requirements to independent companies. Dataquest estimates that ''fabless'' semiconductor companies' share of the worldwide semiconductor market is expected to increase from 6.8% in 1998 to 9.8% by 2003. Similarly, the availability of technologically advanced independent manufacturing services has encouraged ''systems companies'', which traditionally outsourced the manufacturing of semiconductor components used in the assembly of their systems products to integrated device manufacturers, increasingly to outsource to independent semiconductor manufacturing companies.

Electronic Trend Publications estimates that in 1999, 39.4% of the worldwide semiconductor packaging market by revenue and 20.5% by volume were accounted for by independent packaging service providers. It estimates the total size of the outsourced semiconductor packaging market in 1999 at US$7.2 billion. It further estimates that the total semiconductor packaging market will grow to US$35.7 billion in 2004, of which US$16.2 billion, or 45.5%, will be outsourced. It also forecasts that the compound annual growth rate for outsourced packaging between 1999 and 2004 will be 17.6% by revenue and 16.3% by volume with the highest growth attributed to BGA packages and chip scale packages. We estimate that the portion of the semiconductor testing market accounted for by independent testing service providers is smaller than that for packaging, and we expect outsourced testing to grow at a faster rate than outsourced packaging over the next few years.

We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

Technological Sophistication and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house packaging, testing and fabrication facilities are becoming less desirable to integrated device manufacturers not only because of the high investment costs as well as their inability to achieve sufficient economies of scales and utilization rates in order to be competitive with the independent service providers. Independent packaging, testing and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

Focus on Core Competencies. As the cost of semiconductor manufacturing facilities increases, semiconductor companies are expected to further outsource their semiconductor manufacturing requirements in order to focus their resources on core competencies, such as semiconductor design and marketing.

Time-to-Market Pressure. The increasingly short product life cycle has accelerated time-to-market pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing solutions.

Growth of Fabless Semiconductor Companies and Outsourcing by Systems Companies. The substantial growth in the number of fabless semiconductor companies and systems companies that increasingly outsource their manufacturing requirements to independent companies will also continue to drive growth in the market for independent foundry, packaging and testing services.

The Semiconductor Industry in Taiwan and Southeast Asia

The semiconductor industry in Taiwan has been a leader in, and a major beneficiary of, the trend in outsourcing. Most semiconductor companies in Taiwan are engaged in only one or two stages of the semiconductor manufacturing process. As a result, Taiwan's semiconductor industry tends to be more efficient as companies focus on particular stages of the semiconductor manufacturing process, develop economies of scale and maintain higher capacity utilization rates.

In addition, because companies which provide the major stages of the production process are located near each other, Taiwanese semiconductor companies are attractive to customers who wish to outsource several parts of their semiconductor manufacturing. For instance, a semiconductor company in the United States could obtain foundry, packaging, testing, and drop shipment services from companies located near each other in Taiwan, and as a result, reduce cycle times and unit costs while streamline logistics. Moreover, a significant portion of the manufacturing capacity for the global electronics industry is located in Asia, further strengthening this competitive advantage. Through this specialization and a close network of customers and supplier partnerships, semiconductor companies in Taiwan can achieve superior economies of scale, flexibility, and customer responsiveness. Furthermore, Taiwan also has an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries such as semiconductors.

As a result of the growth of the global semiconductor market, the semiconductor industry in Taiwan has in recent years made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives, long-term loans at favorable rates and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing business. Furthermore, the growth of Taiwan's electronics industry, particularly in personal computer design and manufacturing, has created substantial local demand for semiconductors.

Many of the factors that contributed to the growth of the semiconductor industry in Taiwan have also contributed to the recent development of the semiconductor industry in Southeast Asia. Access to expanding semiconductor foundry services in Singapore, convenient proximity to major downstream electronics manufacturing operations in Malaysia, Singapore and Thailand, government sponsored infrastructure support, tax incentives and pools of skilled engineers and labor at relatively low cost have all encouraged the development of back-end semiconductor service operations in Southeast Asia. The downstream electronics manufacturers in Southeast Asia have typically focused on products used in the communications, industrial and consumer electronics and personal computer peripheral sectors. The proximity to both semiconductor foundries and end users has influenced local and international semiconductor companies increasingly to obtain packaging, testing and drop shipment services from companies in Southeast Asia.

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be divided into the following stages from circuit design to shipment:



FRONT END
Circuit Design
Front-End Engineering Test
Wafer Fabrication
Wafer Probe
BACK END
Packaging Materials
Packaging
Final Test
Shipment

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description
Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections. A complex circuit may be designed with as many as 20 layers of patterns or more.
Front-End Engineering Test	Throughout and following the design process, prototype semiconductors undergo front-end engineering testing, which involves software development, electrical design validation, reliability and failure analysis.
Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.
Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

Process	Description
Packaging	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafer received from our customers are diced by means of diamond saws into separate dies, also called chips. Each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array packages, the leads take the shape of small bumps or balls. Leads on the lead frame or the substrate are connected by extremely fine gold wires to the input/output terminals on the chips, through the use of automated machines known as ''wire bonders''. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe packages, or in the form of small bumps on a surface of the package as in the case of ball grid array or other laminate packages.
Final Test	Final testing is conducted to ensure that the packaged semiconductor device meets performance specifications. Final testing involves using sophisticated testing equipment and customized software programs to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal final testing, and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

Strategy

Our objective is to provide leading-edge semiconductor packaging and testing solutions which set industry standards and facilitate the industry trend to outsource semiconductor manufacturing requirements. The principal elements of our strategy are to:

Expand Strategically Our Production Capacity and Product Expertise

We plan to continue to expand strategically our production capacity and product expertise, both through internal growth and through acquisitions, to address the increasing demand for independent semiconductor packaging and testing services. We evaluate acquisition opportunities on the basis of access to new markets and technology, increased proximity to our existing and potential customers, the enhancement of our production capacity and economies of scale and our management resources.

In 1999, we acquired ISE Labs, an independent testing company with operations in California, Hong Kong and Singapore, as well as ASE Chung Li and ASE Korea, formerly the semiconductor packaging and testing operations of Motorola located in Chung Li, Taiwan and Paju, Korea. We acquired ISE Labs with a view to combining its front-end engineering testing capabilities with our final testing capabilities to provide our customers with complete semiconductor packaging and testing solutions. Through the acquisition of ASE Chung Li and ASE Korea, we gained access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products. As part of the acquisition, we also entered into service agreements for Motorola's continuing business at the Taiwan and Korea facilities. Our acquisition of the Motorola operations will serve as a model for our future acquisitions of in-house packaging and testing facilities of integrated device manufacturers.

We believe that the success of the Motorola acquisition will encourage other integrated device manufacturers to divest their in-house operations to us and then retain us to satisfy the packaging and testing requirements formerly met by their in-house operations. We continue to evaluate acquisition opportunities and plan to make additional acquisitions in the future if suitable opportunities arise. Although our general strategy is to expand or invest in new packaging facilities through ASE Inc. and new testing facilities through ASE Test, we will continue to make these determinations on a case-by-case basis. For opportunities such as the former Motorola facilities in Taiwan and Korea with integrated packaging and testing operations, we may continue to divide our investments among group companies to reflect our estimates of the relative packaging and testing values at those facilities.

Enhance Our Technological, Processing and Materials Capabilities

We intend to continue our focus on developing advanced process and product technology in order to provide our customers with leading-edge solutions for their semiconductor packaging and testing requirements. Our expertise in packaging technology has enabled us to develop solutions such as fine-pitch bonding for leadframe packages, stacked die configuration for ball grid arrays and bump chip carrier packaging for communications applications.

We intend to enhance our expertise both upstream and downstream in the semiconductor manufacturing process in order to better serve our customers in our core services of packaging and testing. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability, as a downstream service provider, to work with them as an integral and strategic partner in the upstream development of their products. Our acquisition of the front-end engineering testing capabilities of ISE Labs has enhanced greatly our capabilities to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material for the production of interconnect materials such as leadframes and substrates has provided us with expertise in interconnect technology, which has become an increasingly critical part of the product development stage for our customers in terms of cost and production time.

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have led to the blurring of the traditional distinctions among assembly at different (that is, upstream and downstream) levels of integration: chip, module, board and systems. Our acquisition of a controlling interest in Universal Scientific has given us access to process and product technologies at the levels of module, board and systems assembly and test, which helps us to better anticipate industry trends and the needs of our end users, who are the end-clients of our customers.

Strengthen and Develop Strategic Alliances with Providers of Complementary Manufacturing Services

We intend to strengthen existing and develop new strategic alliances with providers of other complementary semiconductor manufacturing services, such as foundries, as well as equipment vendors, raw material suppliers and technology research institutes, in order to offer our customers total semiconductor manufacturing solutions covering all stages of the manufacturing of their products from design to shipment.

Since 1997, we have maintained a strategic alliance with TSMC, the world's largest dedicated semiconductor foundry, which designates the ASE Group as the non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

We are also working with TSMC in developing the next generation of packaging product technology. We are currently co-developing with TSMC wafer bumping technology to implant directly onto the die input/output leads that will be connected to leads on laminate substrates without the use of wires. We are developing similar strategic relationships with other major foundries and providers of other complementary semiconductor manufacturing services in Taiwan and Southeast Asia with which we already have close business relationships.

Better Serve Our Customers Through Our Diversified Geographic Presence

We are located in close geographic proximity to the facilities of our customers and providers of complementary semiconductor manufacturing services, including foundries, in key centers for outsourced semiconductor manufacturing. This proximity enables us to work closely with our customers, and other service providers, enhances our responsiveness to the requirements of our customers and shortens production cycles by reducing the time required to ship semiconductors from one stage of the manufacturing process to the next. We maintain packaging or testing facilities in the following strategic locations in order to better serve our customers:

- Taiwan — currently the largest center for outsourced semiconductor manufacturing in Asia with its high concentration of foundries, customers and end users;

- Malaysia and Singapore — the emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers;

- Korea — a center for the manufacturing of memory devices and semiconductors for communications applications with a concentration of integrated device manufacturers specializing in these products; and

- Silicon Valley in California — the pre-eminent center for semiconductor design with a concentration of fabless customers.

Achieve Economies of Scale From Our Expanded Production Capacity

We are re-mapping our organizational management structure to better integrate our operations in areas such as research and development, purchasing, manufacturing processes and materials, marketing and sales and information technology systems across our various facilities. Operations that were formerly conducted more or less independently at our individual facilities will be coordinated more closely and come under more centralized management. The pooling of resources in a matrix organizational management structure will enable all of our facilities to realize the benefits of the expanded scale of our aggregate production, such as reduced cost of raw materials and equipment purchased through collective bargaining with various raw materials suppliers and equipment vendors, a broader range of solutions and services, enhanced geographic coverage and increased flexibility in capacity allocation.

We are developing procedures which will facilitate the sharing of the different expertise in process technology and practical know-how among our different facilities. The sharing of best practices will significantly reduce the amount of time required by our facilities to install and operate a new production line for the packaging or testing of new product types for which one of our facilities may have greater expertise or know-how.

Principal Products and Services

We offer a broad range of semiconductor packaging products and testing services. Our packaging products are based primarily on surface mount technology, also known as SMT, and employ either leadframes or laminate substrates as interconnect materials. Our packaging products are used in a wide range of end use markets, including for communications, consumer, industrial, automotive, personal computer and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probe; final testing and other related semiconductor testing services. We offer our customers the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 1999, our packaging revenues accounted for 75.2% of our net revenues and our testing revenues accounted for 23.9% of our net revenues. For the six months ended June 30, 2000, our packaging revenues accounted for 75.1% of our net revenues and our testing revenues accounted for 24.5% of our net revenues.

Packaging

We offer a broad range of semiconductor packages using primarily the SMT technology, including:

- plastic leaded chip carrier packages, also called PLCC;

- quad flat packages, also called QFP;

- thin quad flat packages, also called TQFP;

- small outline plastic packages, also called SOP;

- small outline plastic J-bend packages, also called SOJ;

- thin small outline plastic packages, also called TSOP; and

- ball grid array, also called BGA.

Within our packaging product portfolio, we focus on the assembly of semiconductor packages for which there is expected to be strong demand, including high pin-count SMT packages, such as QFPs and TQFPs, both of which are based on leadframes, and SMT packages based on laminate substrates, such as BGAs.

In SMT, the leads on semiconductors and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes, as compared with the older pin-through-hole technology, also called PTH. Our principal PTH product is plastic dual in-line packages, also called PDIP. SMT can accommodate a substantially higher number of leads than PTH, enabling the board to interconnect a greater number of integrated circuits. This in turn allows a reduction in the number of integrated circuits used and, together with tighter component spacing, permits a reduction in the dimensions of the printed circuit board. Because of their high lead counts, most very large scale integrated circuits are configured for surface mounting. Additionally, SMT allows components to be placed on both sides of the board, enabling even greater density. The substantially finer lead-to-lead spacing, or pitch, in SMT products requires a packaging process which is more exacting than the packaging process for PTH products.

Leadframe-based products are the traditional SMT packages which are packaged by connecting the die, using wire bonders, to the leadframe with gold wire leads. As the packaging technology improves, the number of leads per package increases. In the process, packages have evolved from the lower pin-count plastic leaded chip carriers to quad flat packages. The following table sets forth our principal leadframe-based packaging products.

Package Format	Number of Leads	Applications
Quad Flat Package — QFP	44-240	Standard QFP designed for advanced processors and controllers, digital application specific integrated circuits, also called ASICs, and digital signal processors, also called DSPs which, unlike conventional microprocessors, processes only digital signals and therefore perform at higher speeds. Applications include multimedia applications, cellular phones, personal computers, automotive and industrial products.
Thin QFP — TQFP	32-128	Low profile QFP for use in applications such as cellular phones, notebook computers, hard disk drives and communication boards such as ethernet, a popular standard of communications, and integrated services digital network, a high-speed communications network based on fiber optic cable, which is also called ISDN.
Plastic Leaded Chip Carrier — PLCC	20-84	Designed for applications that do not require low profile package with high density of interconnects. Applications include personal computers, scanners, electronic games and monitors.
Small Outline Plastic Package — SOP	8-44	Consumer audio / video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals and automotive parts.
Thin SOP — TSOP	22-54	Standard leadframe package designed for logic and analog devices and static random access memory, also called SRAM, dynamic random access memory, also called DRAM, fast static RAM, a more advanced type of SRAMs which feature faster speed, is used predominantly in communications applications and is also called FSRAM, and flash memory devices, which are random access memory devices of limited capacity which retain memory after power shutdown and are used extensively in communications applications. Applications include telecommunications products, recordable optical disks, hard disk drives, audio and video products and consumer electronics.
Small Outline Plastic J-Bend Package — SOJ	20-44	Applications include DRAM memory devices, microcontrollers, digital analog conversions and audio-video applications.



PLCC

Die

Gold Wire

Lead

Paddle

Epoxy



QFP

Die

Gold Wire

Lead

Paddle

Epoxy

Laminate-Based BGA Products

An important subset of SMT packages are BGA packages. In BGA technology, the leads used to connect the semiconductor device to the circuit board take the shape of small bumps or balls which are attached to the bottom of the package surface, as opposed to traditional leadframe technology which has leads protruding from the edges like pins. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads. BGA packages typically feature higher pin-count, smaller package sizes, greater reliability, superior electrical signal transmission, and better heat dissipation than traditional leadframe-based packaging technology. BGA packages are generally used in applications where size, density and performance are important considerations, such as cellular handsets and high pin-count graphic chipsets. We also have capabilities in stacked-die BGA, which assembles multiple dies into a single package. As an extension to stacked-die BGA, we also assemble systems-in-a-package products, which are integrated combinations of logic chips assembled into the same package. We believe that we are among the leaders in these packaging technologies.

The industry demand for BGA packages has grown significantly in recent years. In light of the continuing demand for packages with higher pin-counts and smaller sizes, we commenced in July 2000 volume production in flip chip packages. For interconnections within the package, flip chip BGA technology replaces wire bonding with wafer bumping, which requires tiny solder balls, instead of wires, to be placed on top of dies for connection to substrates. As compared with more traditional packages which allow input/output connection only on the boundaries of the dies, flip chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

In addition, we are currently developing land grid array, or LGA, a type of BGA package. Because LGA packages do not employ solder balls, it is a lead-free packaging solution. LGA packages are designed for semiconductors requiring a small, thin and light package. We expect

LGA packages to be used in end use applications such as portable personal computers, personal digital assistants and cellular phones.

The following table sets forth our principal BGA packaging products.

Package Format	Number of Balls	Applications
Plastic BGA	119-665	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, ASICs, DSPs and memory devices. Applications include wireless products, cellular phones, global positioning systems, notebook computers, disk drives and video cameras.
Map BGA	36-256	Smaller and thinner than conventional plastic BGA designed for semiconductors such as memory, analog, and ASICs requiring a smaller package. Applications include cellular and other telecommunications and wireless systems, global positioning systems, notebook/subnotebook computers and personal digital assistants, also called PDAs.
Film BGA.	112-280	Substrate-based package that has higher performance and lower profile than plastic BGA. Applications include cellular phones, pagers, wireless communications, DSPs and micro-controller applications and high performance disk drives.
Viper BGA.	256-480	Designed for memory devices such as flash memory devices, SRAM, DRAM and FSRAM, microprocessors/controllers and high value ASICs requiring a low profile, light and small package. Applications include cellular and other telecommunications products, wireless and consumer systems, PDAs, disk drives, notebook/subnotebook computers and memory boards.
Stacked-Die BGA	66-256	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area. Applications include cellular phones, local area networks, also called LAN, graphic processors, digital cameras and pagers.
Flip Chip BGA	48-1500	Using advanced interconnect technology, flip chip BGA package allows higher density of input/output connection over the entire surface of the dies. Designed for high performance semiconductors that require high density of interconnects in a small package. Applications include high performance networking and graphics and processor applications.
Systems-in-a-Package	256-665	Integrated combination of microprocessor, logic controller and memory chips assembled in one package. Applications include digital televisions, fax modems, personal computer peripherals, CD players and copiers.

57



Plastic BGA

Mold Cap

Epoxy

Die

Gold Wire

Solder Ball

Substrate



Flip Chip BGA

Flip Chip Bump

Die

Under Fill   Substrate

Solder Ball



Stacked-Die BGA

Mold Cap

D/A Epoxy

Die

Gold Wire

Solder Ball

Substrate

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each package type.

	Year Ended December 31,			Six Months Ended June 30,	
	1997	**1998**	**1999**	**1999**	**2000**
	(percentage of packaging revenues)				
Package Types:					
BGA	11.7%	22.0%	35.3%	32.3%	43.8%
TQFP	11.5	15.9	18.4	19.7	17.7
QFP	45.6	35.4	22.0	26.7	14.8
SOJ/SOP	13.3	11.2	9.8	7.6	9.6
PLCC	9.9	8.2	4.4	5.8	3.0
PDIP	7.1	6.5	4.9	5.9	3.3
Other	0.9	0.8	5.2	2.0	7.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Electronic Trend Publications estimates that in 1999, the total outsourcing packaging revenues accounted for by BGA packages was US$2.8 billion. It forecasts that outsourced BGA package revenues will have a compound annual growth rate of 25.0% between 1999 and 2004. It also estimates that the total outsourced packaging revenues accounted for by QFP packages was US$2.0 billion in 1999. It forecasts that outsourced QFP package revenue will have a compound annual growth rate of 10.9% between 1999 and 2004.

Testing

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal and memory semiconductors and other test-related services.

The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested. We believe that our testing services employ technology and expertise which are among the most advanced in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing and conversion programs on multiple equipment platforms for particular semiconductors.

In recent years, complex, high-performance logic/mixed-signal semiconductors have accounted for an increasing portion of our overall net testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products generate higher revenues per unit of testing time, as measured in central processing unit, or CPU, seconds.

Front-End Engineering Testing. We provide front-end engineering testing services, including software program development, electrical design validation, and reliability and failure analysis.

- *Software Program Development.* Design and test engineers develop a customized software program and related hardware to test the semiconductor on advanced testing equipment. A customized software program is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

- *Electrical Design Validation.* A prototype of the designed semiconductor is submitted to electrical tests using advanced test equipment, customized software programs and related hardware. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

- *Reliability Analysis.* Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include ''burn-in'' services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

- *Failure Analysis.* In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine why it did not perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

Wafer Probing. Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers' specifications. Wafer probing services require expertise and testing equipment similar to that used in logic/mixed-signal testing, and several of our testers are also used for wafer probing.

Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with the number of leads ranging in the single digits to several hundreds and operating frequencies of up to 400 MHz, which is at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application specific integrated circuits, or ASICs, for various specialized applications.

Memory Final Testing. We provide final testing services for a variety of memory products, such as static random access memory, or SRAM, dynamic random access memory, or DRAM, and single-bit electronical programmable read-only memory semiconductors.

Other Test-Related Services. We provide a broad range of additional test-related services, including:

- ***Burn-in Testing.*** Burn-in is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

- ***Dry Pack.*** Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

- ***Tape and Reel.*** Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

Drop Shipment Services. We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. Drop shipment services are provided mostly in conjunction with logic/mixed-signal testing. We provide drop shipment services to a majority of our testing customers. A substantial portion of our customers at each of our facilities have qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the end user, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,			Six Months Ended June 30,	
	1997	**1998**	**1999**	**1999**	**2000**
	(percentage of testing revenues)				
Testing Services:					
Logic/mixed-signal final test	75.7%	79.1%	68.7%	80.8%	77.5%
Memory final test	16.1	11.8	3.1	5.3	2.0
Front-end engineering test, wafer probe and others	8.2	9.1	28.2	13.9	20.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Facilities

We operate a number of packaging and testing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. Our facilities range from our large-scale turnkey facilities in Taiwan and Malaysia to our specialized Korea facility dedicated to wireless communications and automotive end-products. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers' needs. We plan to purchase additional wire bonders for our facilities and expect to have 3,000, 678, 105, 411 and 124 wire bonders at our facilities in Kaohsiung, Chung Li, Korea, Malaysia and the Philippines, respectively, by the end of 2000. We also plan to purchase additional testers for our facilities and expect to have 267, 225, 125, 158 and 42 testers at our facilities in Kaohsiung, Chung Li, Korea, Malaysia and the Philippines, respectively, and 168 testers at our ISE Labs facilities, by the end of 2000. The following table sets forth the location, commencement of operation, primary use, approximate floor space as of June 30, 2000, number of testers and bonders we operate as of June 30, 2000, and net revenues recorded in 1999 and for the six months ended June 30, 2000 of our packaging and testing facilities.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Testers	Bonders	Net Revenues (in US$ millions)	
							Year Ended December 31, 1999	Six Months Ended June 30, 2000
ASE's facility in Kaohsiung	Kaohsiung, Taiwan	March 1984	Our primary packaging facility. Offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan, such as TSMC. Focuses primarily on advanced BGA and QFP packages for integrated device manufacturers, fabless design companies and communications systems companies.	538,000	0	2,368	US$ 557.5	US$373.9
ASE Test Taiwan	Kaohsiung, Taiwan	December 1987	Our primary testing facility. Offers complete semiconductor solutions in conjunction with ASE's facility in Kaohsiung and foundries located in Taiwan, such as TSMC. Focuses primarily on advanced logic and mixed signal testing for integrated device manufacturers, fabless design companies and communications systems companies.	406,000	223	0	101.3	68.7
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility which focuses primarily on the requirements of integrated device manufacturers and communications systems companies.	322,000	122	396	115.9	75.1
ASE Chung Li	Chung Li, Taiwan	April 1985(1)	An integrated packaging and testing facility which specializes in semiconductors for communications applications, particularly those incorporating the Motorola-proprietary Map BGA technology.	264,000	222	663	84.6(4)	129.8
ASE Korea	Paju, Korea	March 1967(2)	An integrated packaging and testing facility which specializes in semiconductors for radio frequency, sensor and automotive applications.	85,000	125	105	64.3(4)	60.3
ISE Labs	San Jose, California Fremont, California Santa Clara, California Hong Kong Singapore	November 1983(3)	Front-end engineering and final testing facilities located in northern California in close proximity to several of the world's largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Hong Kong and Southeast Asia.	331,000(5)	157	0	81.5	48.8
ASE Philippines	Cavite, Philippines	November 1995	Focuses primarily on the packaging of commodity semiconductor products for integrated device manufacturers in the Philippines.	31,000	22	104	8.4	6.9
Total				1,853,000	871	3,636	US$1,013.5	US$763.5

(1) We acquired a 70.0% interest in ASE Chung Li and ASE Test acquired the remaining 30.0% interest in July 1999.

(2) We acquired a 70.0% interest in ASE Korea and ASE Test acquired the remaining 30.0% interest in July 1999.

(3) We acquired a 70.0% interest in ISE Labs in May 1999, which was subsequently increased to 75.3% following ASE Test's purchase of additional shares of ISE Labs in April 2000.

(4) Represents net revenues for the period from July 4 to December 31, 1999.

(5) Includes an additional 38,000 square feet which we will occupy upon the completion of the expansion and relocation of our ISE Labs operations from San Jose, California to Fremont, California.

Expansion

We are expanding our facilities in Taiwan and Malaysia to meet the growing demand for our products and services from existing and new customers.

We commenced an expansion project in Chung Li, Taiwan in December 1999. The first phase of the project is the construction of a building with aggregate floor space of approximately 800,000 square feet to accommodate the expected growth of our operations in Chung Li. Construction is expected to be completed in the fourth quarter of 2000. The total value of the first phase of the project, including land and the completed building, is estimated to be NT$2.0 billion. Hung Ching, which is the developer of the project, will bear all costs relating to the development. The new building is expected to house ASE Chung Li's testing operations as well as part of the operations of other ASE Group companies. See ''Certain Transactions''.

Furthermore, we commenced an expansion project in Kaohsiung, Taiwan in the second quarter of 2000. The first phase of the project is the construction of a building with aggregate floor space of 1.1 million square feet to accommodate the expected growth of our operations in Kaohsiung. Construction is expected to be completed in the second quarter of 2001 at a cost of NT$2.0 billion. The new building is expected to house part of ASE Inc.'s packaging operations in Kaohsiung, part of ASE Test Taiwan's testing operations and part of ASE Material's substrate manufacturing operations. A portion of the net proceeds of this offering will be applied to finance the cost of constructing the new building.

We also commenced an expansion project in Penang, Malaysia in the fourth quarter of 1999. The first phase of the project is the construction of a building with floor space of approximately 100,000 square feet which is expected to be completed in the third quarter of 2000. The construction of an additional 100,000 square feet is expected to be completed in the fourth quarter of 2000. The aggregate cost of the project is expected to be US$10.8 million.

Because we are operating at a relatively high capacity utilization rate, we plan to purchase an additional 1,488 wire bonders and 259 testers in 2000. We estimate the aggregate cost of this purchase will be approximately US$650.0 million. A portion of the net proceeds of this offering will be applied to finance these purchases.

Other Members of the ASE Group

Consolidated Subsidiaries

ASE Test. ASE Test, which is a Singapore company, is one of the largest independent testing companies in the world, providing a complete range of semiconductor testing services to leading international semiconductor companies. In addition, ASE Test provides a broad range of leadframe and laminate-based semiconductor packaging services. ASE Test has testing operations in Taiwan, the United States, Hong Kong and Singapore, and also maintains testing and packaging operations in Malaysia.

ASE Test was incorporated in 1996 and its ordinary shares have been quoted for trading on the Nasdaq National Market since June 1996 under the symbol ''ASTSF''. Following the completion of ASE Test's follow-on offering of ordinary shares on July 19, 2000, we held approximately 51.3% of the outstanding shares of ASE Test. We also hold the equivalent of another 2.5% of the company through options created on ASE Test's convertible notes issued in 1999. ASE Test is a holding company whose significant assets are its ownership interests in the following operating companies:

- 99.98% of ASE Test Taiwan;

- 100% of ASE Test Malaysia;

- 75.3% of ISE Labs;

- 30% of ASE Chung Li (the remaining 70% of which is owned by ASE Inc.); and

- 30% of ASE Korea (the remaining 70% of which is owned by ASE Inc.).

In 1999, ASE Test recorded net revenues of US$298.7 million, operating income of US$67.2 million and net income of US$62.2 million. For the six months ended June 30, 2000, ASE Test recorded net revenues of US$194.8 million, operating income of US$52.7 million and net income of US$50.8 million. We currently intend to maintain a majority ownership interest in ASE Test. We continue to evaluate acquisition opportunities and plan to make additional acquisitions in the future if suitable opportunities arise. Although our general strategy is to expand or invest in new packaging facilities through ASE Inc. and new testing facilities through ASE Test, we will make these determinations on a case-by-case basis. For opportunities such as the former Motorola facilities in Chung Li and Korea with integrated packaging and testing operations, we may continue to divide our investments among group companies to reflect our estimates of the relative packaging and testing values at those facilities.

ASE Material.   ASE Material, which is a ROC company, manufactures leadframes and other substrates used in the packaging of semiconductors. ASE Material currently supplies our packaging facilities in Kaohsiung with a portion of our leadframe and substrate requirements. See ''— Raw Materials and Suppliers — Packaging''. As of June 30, 2000, we held 47.7% of the outstanding shares of ASE Material, comprising 37.7% held by ASE Inc. and 10.0% held by ASE Test Taiwan. The supervisor and two of the five directors of ASE Material are representatives of ASE Inc., one director is a representative of ASE Test Taiwan and the remaining two directors of ASE Material are Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, serving in their individual capacities. Before October 1999, we held a majority equity interest in ASE Material. We plan to increase our current equity interest in ASE Material so as to regain a majority ownership interest before December 31, 2000.

We believe that interconnect technology will play an increasingly important role in semiconductor packaging as interconnect materials, such as leadframes and substrates, account for a growing portion of the cost of a semiconductor package. In anticipation of this trend, we established ASE Material in December 1997 for the purpose of developing, producing and selling leadframes and advanced substrates. In 1999 and the six months ended June 30, 2000, ASE Material supplied interconnect materials that accounted for approximately 8.0% and 7.5%, respectively, of our consolidated raw material costs. Substantially all of these materials were leadframes. We expect that by the end of 2000, ASE Material will supply approximately a third of the substrate requirements at our packaging facilities in Kaohsiung. We expect to continue making investments in ASE Material in order to further develop our in-house interconnect technology.

ASE Material's facilities are located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, Taiwan. ASE Material plans to expand its production capacity with new facilities to be located near our packaging and testing facilities in Kaohsiung and Chung Li, Taiwan. In 1999, ASE Material recorded revenues of NT$790.5 million (US$25.7 million), operating loss of NT$88.9 million (US$2.9 million) and net income of NT$0.8 million (US$0.03 million). For the six months ended June 30, 2000, ASE Material recorded revenues of NT$576.4 million (US$18.7 million), operating loss of NT$153.2 million (US$4.9 million) and net loss of NT$165.8 million (US$5.4 million). Substantially all of ASE Material's sales are to other ASE Group companies, and accordingly, substantially all of its sales and net income are eliminated by ASE Inc. in preparing our consolidated financial statements.

ASE Technologies.   ASE Technologies, Inc., a ROC company, designs and assembles notebook computers, set-top boxes and liquid crystal display monitors, and assembles board and sub-systems. As of December 31, 1999, we held 75.0% of the outstanding shares of ASE Technologies.

In 1999, ASE Technologies recorded revenues of NT$215.8 million (US$7.0 million), operating loss of NT$461.1 million (US$15.0 million) and net loss of NT$410.3 million (US$13.3 million). We intend to wind down the business of ASE Technologies upon approval from ASE Technologies' shareholders in September 2000. As of June 30, 2000, we accrued NT$83.0 million (US$2.7 million) in losses in connection with the winding down of ASE Technologies.

Unconsolidated Affiliates

In addition to our consolidated subsidiaries, Universal Scientific and Hung Ching are commonly referred to as member companies in the ASE Group. As of August 15, 2000, we held approximately 23.3% of the outstanding shares of Universal Scientific and 25.1% of the outstanding shares of Hung Ching.

Universal Scientific. Universal Scientific, which is a ROC company, manufactures electronics products in varying degrees of system integration principally on a contract basis for original equipment manufacturers, including:

- electronics components such as thick film mixed signal devices, thick film resistors, high frequency devices and automotive and power electronic devices;

- board and sub-system assemblies such as customized SMT board assemblies, mother boards for personal computers, wireless local area network cards and fax control boards; and

- system assemblies such as portable computers, desktop personal computers, network computers and servers.

We are the largest shareholder in Universal Scientific and six out of the nine directors on its board of directors, including the chairman, are representatives of ASE Inc.

Universal Scientific's principal manufacturing facilities are located in Nantou, Taiwan. In 1999, Universal Scientific recorded net revenues of NT$28,906 million (US$938.5 million), operating income of NT$1,700.5 million (US$55.2 million) and net income of NT$1,412.1 million (US$45.9 million). For the six months ended June 30, 2000, Universal Scientific recorded net revenues of NT$19,189.1 million (US$623.0 million), operating income of NT$889.4 million (US$28.9 million) and net income of NT$759.4 million (US$24.7 million). The shares of Universal Scientific are listed on the Taiwan Stock Exchange. As of June 30, 2000, Universal Scientific had a market capitalization of NT$42,773.7 million (US$1,388.8 million).

Hung Ching. Hung Ching, which is a ROC company, is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. Hung Ching's completed development projects include the ASE Design Center commercial project and the Earl Village residential project, both located in Hsichih, Taiwan. Hung Ching was founded in 1986 by Chang Yao Hung-ying. Mrs. Chang is the mother of both Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, and is a director of ASE Inc. and ASE Test. As of June 30, 2000, we held 25.1% of the outstanding shares of Hung Ching. Messrs. and Mdm. Chang and other members of the Chang family are controlling shareholders of Hung Ching.

In 1999, Hung Ching recorded net revenues of NT$446.8 million (US$14.5 million), operating loss of NT$170.5 million (US$5.5 million) and net income of NT$489.8 million (US$15.9 million). For the six months ended June 30, 2000, Hung Ching recorded net revenues of NT$101.7 million (US$3.3 million), operating loss of NT$81.5 million (US$2.6 million) and net loss of NT$206.7 million (US$6.7 million). The shares of Hung Ching are listed on the Taiwan Stock Exchange. As of June 30, 2000, Hung Ching had a market capitalization of NT$4,662.9 million (US$151.4 million).

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in the United States, Taiwan and Malaysia. Our Hsinchu and Kaohsiung offices are staffed with employees from both ASE Inc. and ASE Test Taiwan. These employees often call on prospective customers together. In addition, the sales agent for our packaging and testing services maintains sales and marketing offices in San Jose, California; Tempe, Arizona; Austin, Texas; and Beverly, Massachusetts in the United States; and Brussels in Belgium. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See ''— Sales and Marketing — Qualification and Correlation by Customers''.

Sales and Customer Service Agents

Under a commission agreement, each of ASE Inc., ASE Test Taiwan and ASE Test Malaysia has appointed Gardex International Limited as the non-exclusive sales agent for its services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of between 1.0% and 3.0% of our sales outside of Asia, based on where the customers are headquartered, payable monthly, depending on the amount of these sales. In 1999 and the six months ended June 30, 2000, we paid US$8.8 million and US$7.2 million, respectively, in commissions to Gardex.

Under a service agreement, each of ASE Inc., ASE Test Taiwan and ASE Test Malaysia has appointed ASE (U.S.) Inc. as its non-exclusive agent to provide customer service and after-sales support to its customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee of between US$400,000 and US$700,000, depending on the costs incurred by ASE (U.S.) Inc. in providing us with its services. In 1999 and the six months ended June 30, 2000, we paid US$7.1 million and US$4.9 million, respectively, in fees and service charges to ASE (U.S.) Inc.

Both Gardex and ASE (U.S.) Inc. are wholly owned by Mr. Y.C. Hsu, who has had a long personal relationship with Mr. Jason C.S. Chang, our Chairman, that pre-dates the founding of our company. We have maintained business relationships with Gardex, ASE (U.S.) Inc. and their predecessors since 1985. Gardex and ASE (U.S.) Inc. currently perform services only for us. We are currently negotiating with Gardex and ASE (U.S.) Inc. the terms for the renewal of our agreements with them.

Customers

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end use applications:

- Advanced Micro Devices, Inc.
- Altera Corporation
- ATI Technologies Inc.
- Cirrus Logic International Ltd.
- Conexant Systems, Inc.
- Delphi Automotive Systems Corp.
- DSP Group

- LSI Logic Corporation
- Motorola, Inc.
- Philips Electronics NV
- Qualcomm Incorporated
- ST Microelectronics Pte Ltd.
- VIA Technologies, Inc.

Our five largest customers together accounted for approximately 32.3%, 34.3%, 40.0% and 49.7% of our sales in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. Other than Motorola, Inc. in 1999, no customer accounted for more than 10.0% of our net revenues in 1997, 1998 or 1999. For the six months ended June 30, 2000, no customer other than Motorola and VIA Technologies, Inc. accounted for more than 10% of our net revenues. In connection with our acquisition in July 1999 of Motorola's in-house packaging and testing operations in Chung Li and Korea, we entered into manufacturing services agreements for Motorola's continuing business at the Chung Li and Korea facilities. As a result, Motorola accounted for approximately 16.0% of our 1999 net revenues and 25.6% of our first half 2000 revenues. There has been significant variation in the composition of our largest five customers over time and, as a result, we have been less dependent on any particular customer over time. We package and test for our customers a wide range of products with end use applications in the personal computers, consumer, industrial and automotive, and communications sectors.

The following table sets forth the names, in alphabetical order, of our five largest customers for each of 1997, 1998 and 1999:

1997	1998	1999
• Motorola, Inc.	• ATI Technologies Inc.	• ATI Technologies Inc
• S3 International Ltd.	• Motorola, Inc.	• LSI Logic Corporation
• Silicon Integrated Systems Corp.	• VIA Technologies, Inc.	• Motorola, Inc.
• VIA Technologies, Inc.	• Winbond Electronics Corporation	• Silicon Integrated Systems Corp.
• Winbond Electronics Corporation	• 3Dfx	• VIA Technologies, Inc.

For the six months ended June 30, 2000, our five largest customers, in alphabetical order, were Advanced Micro Devices Inc., Motorola, Inc., On Semiconductor Corp., ST Microelectronics N.V. and VIA Technologies, Inc.

The following table sets forth our 1999 and six months ended June 30, 2000 revenues categorized by the principal end use applications of the products which we packaged and tested as a percentage of our net revenues in 1999 and the six months ended June 30, 2000.

	Year Ended December 31, 1999	Six Months Ended June 30, 2000
	(percentage of net revenues)	
End Use Applications:		
Communications	32.4%	38.2%
Consumer/Industrial/Automotive	16.6	24.2
Personal Computers	45.2	34.4
Other	5.8	3.2
Total	100.0%	100.0%

Many of our customers are leaders in their respective end use markets. For example, we provide Motorola, an industry leader in automotive and wireless communications semicondutor products, with most of its outsourced packaging and testing requirements. The following table sets forth our largest customers, categorized by the principal end use applications of the products which we package and test for them.

Communications	Consumer/Industrial/ Automotive	Personal Computers
• Advanced Micro Devices, Inc.	• Altera Corporation	• Advanced Micro Devices, Inc.
• Conexant Systems, Inc.	• Delphi Automotive Systems Corp.	• ATI Technologies, Inc.
• DSP Group	• LSI Logic Corporation	• Cirrus Logic International Ltd.
• Motorola, Inc.	• Motorola, Inc.	• IBM
• Philips Electronics NV	• ST Microelectronics Pte Ltd.	• ESS Technology, Inc.
• Qualcomm Incorporated		• S3 International Ltd.
• ST Microelectronics Pte Ltd.		• Silicon Integrated Systems Corp.
		• VIA Technologies, Inc.
		• Winbond Electronics Corporation

We categorize our packaging and testing revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our packaging and testing revenues, categorized by geographic regions.

	Year Ended December 31,			Six Months Ended June 30,	
	1997	1998	1999	1999	2000
	(percentage of net revenues)				
North America	55.6	59.4	57.2	59.3	64.9
Taiwan	32.6	30.4	28.9	30.4	26.0
Other Asia..................................	8.3	7.2	11.3	7.9	5.9
Europe	3.5	3.0	2.6	2.4	3.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%

In 1999 and the six months ended June 30, 2000, approximately 90.0% and 73.3%, respectively, of the testing revenues of ASE Test Taiwan and 81.0% and 75.7%, respectively, of the testing revenues of ASE Test Malaysia was accounted for by the testing of semiconductors packaged at our packaging facilities in Kaohsiung and Malaysia, respectively. The balance represented testing revenues from customers who delivered packaged semiconductors directly to ASE Test Taiwan or ASE Test Malaysia for testing. In 1999 and the six months ended June 30, 2000, approximately 43.0% and 26.1%, respectively, of our packaging revenues in Kaohsiung and 62.0% and 65.2%, respectively, of our packaging revenues in Malaysia was accounted for by the packaging of semiconductors which were subsequently tested at ASE Test Taiwan and ASE Test Malaysia, respectively. We expect that more customers of our packaging facilities in Kaohsiung and Malaysia will begin to contract for our packaging and testing services on a turnkey basis.

Qualification and Correlation by Customers

Customers generally require that our facilities undergo a stringent ''qualification'' process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. In the case of our testing operations, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as ''correlation'' is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer.

Pricing

We price our packaging services primarily on a cost-plus basis and, to a lesser extent, with reference to market prices. Prices are confirmed at the time firm orders are received from customers, which is typically four to eight weeks before delivery.

We price our testing services primarily on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested as well as the cost of the equipment.

Raw Materials and Suppliers

Packaging

The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes and substrates, gold wire and molding compound represented approximately 54.6%, 21.5% and 11.4%, respectively, of our total cost of packaging materials in 1999, and approximately 56.8%, 19.8% and 11.1%, respectively, of our total cost of packaging materials for the six months ended June 30, 2000.

The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We generally receive the wafers from the customer for which the semiconductor is being packaged. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1997 and 1998, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which is currently available only from a limited number of suppliers located primarily in Japan. In these instances, we generally negotiate an extension of the delivery date from our customers.

We believe that interconnect technology will play an increasingly important role in semiconductor packaging as interconnect materials such as leadframes and substrates account for a growing portion of the cost of a semiconductor package. In anticipation of this trend, we established ASE Material in December 1997 for the purpose of developing, producing and selling leadframes and advanced substrates. In 1999 and the six months ended June 30, 2000, ASE Material supplied interconnect materials that accounted for approximately 8.0% and 7.5%, respectively, of our consolidated raw material costs. Substantially all of these materials were leadframes. We expect that by the end of 2000, ASE Material will supply approximately a third of the substrate requirements at our packaging facilities in Kaohsiung. We expect to continue making investments in ASE Material in order to further develop our in-house interconnect technology.

69

Testing

Apart from packaged semiconductors, no other raw materials are needed for the functional and burn-in testing of semiconductors. For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers' specific products.

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase wire bonders principally from Kulicke & Soffa Industries Inc. and Shinkawa Limited of Japan. We currently operate an aggregate of 3,636 wire bonders, 20 of which are consigned by customers. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plat, pad printers, dejunkers, trimmers, formers, substrate saw and scanners.

Testing

Testing equipment is the most important and most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Credence Systems Corporation, Teradyne, Inc., Hewlett-Packard Asia Pacific Limited, Schlumberger Technologies, Advantest Corporation, Electroglas, Inc. and Megatest Corporation. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on the anticipated requirements of existing and potential customers and considerations relating to market trends. We currently operate an aggregate of 871 testers, 121 of which are consigned by customers. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, re-formers and personal computer workstations for use in software development. Each tester is attached to one or two handlers or probers, which transport individual dies to the tester for testing or probing.

In general, particular semiconductors can be tested on only a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested, and we often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide personal computer workstations to us to test specific functions. In cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

Equipment Supply

As part of our expansion program, we plan to purchase approximately 1,488 new wire bonders and approximately 259 new testers in 2000. In particular, a majority of the testers we plan to purchase in 2000 will be Teradyne Catalyst, Credence Quartet, Hewlett-Packard HP93000/HP94000 testers, which are known in the industry as advanced testers. We will continue to place orders for and acquire additional packaging and testing equipment in future periods to the extent market conditions and demand for our services, cash generated from operations, the availability of financing and other factors make it desirable to do so. However, some of this equipment and related spare parts have been in short supply in recent years, and there is currently significant global demand for such equipment and related spare parts. Moreover, this equipment is only available from a limited number of vendors or is manufactured in relatively limited quantities, and may have lead times from order to delivery in excess of six months. We work closely with our vendors to evaluate new equipment and have long-term blanket orders and rolling forecasts in place. These orders are confirmed by us approximately three to six months before our desired delivery date in order to shorten the effective lead time necessary for the delivery of new equipment.

The unavailability of new wire bonders or testers or the failure of these equipment, or other equipment acquired by us, to operate in accordance with our specifications or requirements, or delays in the delivery of these equipment, could delay implementation of our expansion plans and could materially and adversely affect our financial condition or results of operation.

Research and Development

Packaging

We centralize our research and development efforts in packaging technology in our Kaohsiung facilities. After initial phases of development, we conduct pilot runs in one of our facilities before the new techniques or technologies are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes. We expect these efforts to continue. We are now also putting significant research and development efforts into the development and adoption of new technology. We work closely with the manufacturers of our packaging equipment, including Kulicke & Soffa Industries Inc., a United States supplier of substantially all of our new wire bonders, in designing and modifying the equipment used in our production process. We also work closely with our customers to develop new product and process technology.

A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging through ASE Material. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involves complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that the successful development of substrate production capability by ASE Material will, among other things, help ensure a stable and cost-effective supply of substrates for our BGA packaging operations and to help shorten production time. We expect that by the end of 2000, ASE Material will supply approximately a third of the substrate requirements at our packaging facilities in Kaohsiung.

We have also entered into various non-exclusive technology license agreements with licensors including Tessera Inc., Fujitsu Limited, Flip Chip Technologies and Motorola, Inc. The technology we license from these companies includes solder bumping, redistribution, assembly and other technologies used in the production of package types such as bump chip carrier, flip chip packages and micro BGA. We are also working with TSMC in developing the next generation of packaging product technology. The license agreement with Tessera will not expire until the expiration of the Tessera patents licensed by the agreement. The license agreements with Fujitsu, Flip Chip, and Motorola will expire on April 13, 2003, March 1, 2009, and

December 31, 2002, respectively. We hold no material patents. We are currently co-developing with TSMC wafer bumping technology to implant directly onto the die input/output leads that will be connected to leads on laminate substrates without the use of wires.

Testing

Our research and development efforts in the area of testing have focused primarily on improving the efficiency and technology of our testing processes. Our current projects include developing software for parallel testing of logic semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing the development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductors testing and wafer probing, as well as software to optimize capacity utilization.

For 1997, 1998, 1999 and the six months ended June 30, 2000, our research and development expenditures totaled approximately NT$372.9 million, NT$453.6 million, NT$714.3 million (US$23.2 million) and NT$534.7 million (US$17.4 million), respectively. These expenditures represented approximately 2.0%, 2.2%, 2.2% and 2.3% of net revenues in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of June 30, 2000, we employed 936 employees in research and development.

Quality Control

We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees staff quality control stations along production lines, monitor clean room environment and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards. All of our facilities have been certified as meeting the ISO 9002 quality standards by the International Standards Organization. Our facilities in Taiwan, Korea and Malaysia have also been certified as meeting the Quality System 9000 or QS-9000 quality standards. The ISO 9002 certification is required by many countries in connection with sales of industrial products in these countries. The QS-9000 quality standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like the ISO 9002 certification, the QS-9000 certification is required by some semiconductor manufacturers as a threshold indicating a company's quality control standards. In addition, we have received various vendor awards from our customers for the quality of our products and services.

Competition

We compete in the highly competitive independent semiconductor packaging and testing markets. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that also offer turnkey packaging and testing services. More importantly, we compete for the business of integrated device manufacturers with in-house packaging and testing capabilities and fabless semiconductor design companies with their own in-house testing capabilities. Some of these integrated device manufacturers have commenced, or may commence, in-house packaging and testing operations in Asia. Furthermore, several independent packaging companies in Asia plan to expand their packaging capacities and enhance their testing capabilities.

Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, we tend to have lower unit costs because of higher utilization rate as compared to the in-house testing operations of integrated device manufacturers. Second, we tend to offer a wider range of products in terms of complexity and technology as compared to the in-house testing operations of integrated device manufacturers, since integrated device manufacturers are less able to utilize individual testers for long periods of time following the migration of product technology.

Environmental Matters

The semiconductor packaging process generates gaseous chemical wastes, principally at the stage at which the copper leads protruding from the plastic or ceramic casings of the semiconductor, commonly referred to as moldings, are plated with tin or lead to improve their electrical conductivity. Liquid waste is produced at the stage where silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trimming and de-junking processes, respectively. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at all of our semiconductor packaging facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Employees

As of June 30, 2000, we had 16,779 full-time employees serving in the following capacities:

	Number of Employees
Direct labor	11,142
Indirect labor (manufacturing)	3,447
Indirect labor (administration)	1,254
Research and development	936
Total	16,779

Eligible employees may participate in the ASE Inc. Employee Share Bonus Plan and the ASE Test Share Option Plans. See ''Management — Compensation of Directors, Supervisors and Executive Officers — ASE Inc. Employee Bonus Plan'' and ''Management — Compensation of Directors, Supervisors and Executive Officers — ASE Test Share Option Plans''.

With the exception of ASE Korea's employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

Legal Proceedings

We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, our Chairman, Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, and Chang Yao Hung-ying, our director, and four others for alleged breach of fiduciary duties owed to our affiliate Hung Ching in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. Neither Jason C.S. Chang nor Richard H.P. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and all of them are vigorously contesting the alleged charges. If convicted, they would be required to resign from their respective positions with us and our group companies. ASE Inc. is not a party to these proceedings and we do not expect that these charges will result in any liability to us. See ''Business — Other Members of the ASE Group'' for a description of Hung Ching.

We have been advised by counsel to Messrs. and Mdm. Chang that a judgment in these proceedings may be rendered by the District Court at any time, although there can be no certainty as to the exact timing. Moreover, counsel to Messrs. and Mdm. Chang have advised us that, as these proceedings may not be finally determined until the case has been considered by the District Court, the High Court and the Supreme Court of the ROC, two or three years may elapse until they are fully resolved. As a result, we do not expect that these proceedings will result in a change in our management in the near future, if at all.

Insurance

We have insurance policies covering losses due to fire and we believe that these insurance policies are sufficient for our business. These insurance policies cover the buildings, machinery and equipment at our major production facilities. We do not have business interruption insurance, except in connection with fire. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

RECENT ACQUISITIONS

ASE Chung Li and ASE Korea

In July 1999, we purchased Motorola's Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications. The businesses are now operated by ASE Chung Li and ASE Korea. We acquired substantially all of the assets of ASE Chung Li for a base price of US$150.0 million in cash, consisting of an initial payment of US$80.0 million at closing and an additional US$70.0 million payable over three years if sales volume targets are met. We acquired 100% of the outstanding shares of ASE Korea for a base price of US$140.0 million in cash, consisting of an initial payment of US$36.0 million and an additional US$104.0 million payable over five years. In addition to the combined base price of US$290.0 million, we also paid an aggregate of approximately US$60.1 million in cash to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions at both facilities. Under the acquisition agreements, ASE Inc. acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities. Both facilities provide semiconductor packaging and testing services for Motorola's Semiconductor Products Sector, and will continue to do so for at least three to five years following the completion of the acquisition under manufacturing services agreements with Motorola. See the combined financial statements of Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea and our unaudited pro forma financial statements.

ISE Labs

In May 1999, ASE Test purchased 70% of the outstanding shares of ISE Labs. ISE Labs is an independent semiconductor testing company currently based in San Jose, California. ISE Labs also owns Digital Testing Services, Inc., a semiconductor testing company based in Santa Clara, California. ISE Labs offers a broad range of semiconductor testing services, including software program development, electrical design validation, reliability and failure analysis, wafer sort and testing to semiconductor companies, with a focus on its principal market in the Silicon Valley area. ISE Labs specializes in front-end engineering testing, which is performed during and following the circuit design stage of the semiconductor manufacturing process.

The total purchase price for the 70% equity interest in ISE Labs was US$98.0 million. The stock purchase agreement provides that in the event ISE Labs (1) does not consummate an initial public offering of its common stock by December 2001 at or above a specified price or (2) disposes of certain of its material assets, which in the aggregate is greater than 15% of the total assets of ISE Labs as shown on the most recent audited balance sheet of ISE Labs, then ASE Test will be obligated to purchase the remaining 30% equity interest for US$42.0 million plus accrued interest. The purchase price is payable either in cash or ordinary shares of ASE Test's common stock, at the option of the holders of the remaining shares, who are primarily founders and employees of ISE Labs or its predecessors.

On April 27, 2000, ASE Test purchased $30 million of additional shares of ISE Labs at $8 per share, which was financed through a short-term loan from Citibank, N.A., Taipei OBU. As a result, ASE Test's ownership in ISE Labs increased from 70.0% to 75.3%. ASE Test plans to purchase up to an additional $40 million of shares at $8 per share during the third quarter of 2000. Upon the completion of this share purchase, ASE Test will own up to 80.0% of the outstanding shares of ISE Labs.

ISE Labs has in the past entered into a multi-year outsourced testing arrangement with a key customer, and may from time to time in the future enter into similar arrangements with its other customers. Under these arrangements, ISE Labs will, among other things: (1) purchase equipment and retain select personnel from its customers and (2) maintain, as well as continually upgrade, its testing facilities and equipment. In return, these customers, will, among other things: (1) outsource all or a portion of their testing requirements to ISE Labs at a negotiated rate; (2) pay monthly service fees to ISE Labs; and (3) provide ISE Labs with technical and logistical support for the testing process.

Universal Scientific

From February through July of 1999, we purchased 22.6% of the outstanding shares of Universal Scientific for approximately NT$3,532.5 million (US$115.0 million), principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following the open market purchase of additional shares in July and August of 2000. Six out of the nine directors on the Universal Scientific board of directors, including the chairman, are our representatives.

MANAGEMENT

Directors

Our board of directors is elected by our shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, is present. The Chairman is elected by the board from among the directors. Our seven-member board of directors is responsible for the management of our business.

The term of office for our directors is three years from the date of election. Directors may serve any number of consecutive terms and may be removed from office at any time for a valid reason by a resolution adopted at a general meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies.

The following table sets forth the name of each of our directors, his or her position in ASE Inc., the year they were elected as director and other significant positions within the ASE Group held by them.

Name	Position	Director Since	Other Significant Positions Held
Jason C.S. Chang(1)	Director and Chairman	1984	Chairman of ASE Test
Richard H.P. Chang(1)	Vice Chairman	1984	Vice Chairman of ASE Test; Chairman of Universal Scientific
Leonard Y. Liu(2)	Director and President	2000	Director and Chief Executive Officer of ASE Test; Chief Executive Officer of Universal Scientific
Joseph Tung(2)	Director and Chief Financial Officer	1997	Director of ASE Test; Supervisor of Universal Scientific
Chang Yao Hung-ying(1)(2) . . .	Director	1984	Director of ASE Test
Chin Ko-Chien(2)	Director and Executive Vice President	1997	Director of ASE Test
David Pan(2)	Director	1997	Director and President of ASE Test

(1) Chang Yao Hung-ying is the mother of both Jason C.S. Chang and Richard H.P. Chang.
(2) Representative of ASE Enterprises, a Hong Kong company which held 21.5% of our outstanding common shares as of December 31, 1999. ASE Enterprises is wholly owned by Chang Yao Hung-ying.

Supervisors

We currently have five supervisors, each serving a three-year term. Supervisors are typically elected at the time that directors are elected. The supervisors' duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders' meetings, convening of shareholders' meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation or in contravention of our Articles of Incorporation. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times and that a supervisor's term of office be no more than three years.

The following table sets forth the name of each of our supervisors, his or her position in ASE Inc., the year they were elected as supervisor and other significant positions within the ASE Group held by them.

Name	Position	Supervisor Since	Other Significant Positions Held
Feng Mei-Jean(1)	Supervisor	1984	—
Yen-Yi Tseng(2)	Supervisor	2000	Vice Chairman of Hung Ching
Alan Cheng(2)	Supervisor	1997	Director of ASE Test; Chairman of Hung Ching
John Ho(2)	Supervisor	1998	Director of Universal Scientific
Raymond Lo(2)	Supervisor	2000	—

(1) Feng Mei-Jean is the wife of Richard H.P. Chang.
(2) Representative of ASE Enterprises.

In accordance with ROC law, each of our directors and supervisors is elected either in the capacity as an individual shareholder or as an individual representative of a corporate or governmental shareholder. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting. Of the current directors and supervisors, nine represent ASE Enterprises Limited. The remaining directors and supervisors serve in their capacity as individual shareholders.

Executive Officers

The following table sets forth information relating to our executive officers.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman	15	55
Richard H.P. Chang	Vice Chairman and Chief Executive Officer	15	51
Leonard Y. Liu	President, ASE Inc.	10 months	58
Chin Ko-Chien	Executive Vice President and General Manager, Kaohsiung packaging facility	15	54
David Pan	President, ASE Test	5	55
Raymond Lo	President, ASE Test Taiwan	13	46
Kanapathi A/L Kuppusamy	President, ASE Test Malaysia	1	48
Shih-Song Lee	President, ASE Chung Li	1	59
James Stilson	President, ASE Korea	1	53
Fu-Shing Chang	President, ASE Philippines	15	49
Gregory Lin....................	President, ASE Material	4	56
Joseph Tung	Chief Financial Officer	5	41

Biographies of Directors, Supervisors and Executive Officers

Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984. Mr. Chang is also the Chairman of ASE Test. He holds a degree in electrical engineering from National Taiwan University and a masters degree from the Illinois Institute of Technology. He is the son of Chang Yao Hung-ying, a director of ASE Inc., and the brother of Richard H.P. Chang, our Vice Chairman and Chief Executive Officer.

Richard H.P. Chang has served as Vice Chairman of ASE Inc. since November 1999 after having served as President of ASE Inc. since its founding in March 1984, and was appointed Chief Executive Officer of ASE Inc. in July 2000. Mr. Chang is also the Vice Chairman of ASE Test. He holds a degree in industrial engineering from Chung Yuan Christian University of

Taiwan. He is the son of Chang Yao Hung-ying, a director of ASE Inc., and the brother of Jason C.S. Chang, our Chairman.

Leonard Y. Liu has served as a director since July 2000 and President of ASE Inc. since November 1999. Mr. Liu is also the Chief Executive Officer and a director of ASE Test and the Chief Executive Officer of Universal Scientific. Before joining ASE Inc., he was Chairman and Chief Executive Officer of Walker Interactive System, Inc. Mr. Liu has held other top management positions at leading technology companies, including Chief Operating Officer of Cadence Design Systems, President of the Acer Group worldwide and General Manager of IBM's application enabling software business unit. He holds a degree in electrical engineering from National Taiwan University and a doctorate degree in electrical engineering and computer science from Princeton University.

Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also a director of ASE Test. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. He received a degree in economics from the National Chengchi University of Taiwan and a masters degree in business administration from the University of Southern California.

Chang Yao Hung-ying has served as a director of ASE Inc. since 1996. Mrs. Chang is also a director of ASE Test. Before April 1997, she was the Chairman of Hung Ching. She holds a degree from Shanghai University. She is the mother of Jason C.S. Chang and Richard H.P. Chang, our Chairman and our Vice Chairman and Chief Executive Officer, respectively.

Chin Ko-Chien has served as a director of ASE Inc. since March 1984 and Executive Vice President and General Manager of our packaging facility in Kaohsiung since March 1990. Mr. Chin is also a director of ASE Test. Before joining ASE Inc., he held managerial positions at Fu Hua Construction Co. Ltd. and De Ji Trading Company. He holds a degree in bearings technology from Taiwan Ocean University.

David Pan has served as a director of ASE Inc. since April 1997 and President and a director of ASE Test since November 1995. Before joining ASE Test, Mr. Pan was the Vice President responsible for research and development at Ultratech Stepper Inc. He holds a degree in physics from the University of Illinois and masters and doctorate degrees in physics from the University of California at Berkeley.

Feng Mei-Jean has served as a supervisor of ASE Inc. since March 1984. She holds a degree in economics from National Taiwan University. She is the wife of Richard H.P. Chang, our Vice Chairman and Chief Executive Officer.

Yen-Yi Tseng has served as a supervisor of ASE Inc. since July 2000 and Vice Chairman of Hung Ching since 1999. Mr. Tseng served as President of Ret-Ser Engineering Agency from 1991 to 1998. He holds a degree in civil engineering from National Taiwan University and a masters degree in system engineering from Asian Institute of Technology in Thailand. He was also a participant in the Program for Management Development at Harvard Business School.

Alan Cheng has served as a supervisor of ASE Inc. since April 1997. Mr. Cheng is also the Chairman of Hung Ching. He holds a degree in industrial engineering from Chung-Yuan University.

John Ho has served as a supervisor of ASE Inc. since April 1998. He is also a director of Universal Scientific. He served as Chief Financial Officer of ASE Inc. from 1988 until 1995. He holds a degree in business administration from National Taiwan University and a masters degree in business administration from the University of Iowa.

Raymond Lo has served as a supervisor of ASE Inc. since July 2000 and President of ASE Test Taiwan since December 1999, after serving as Vice President of Operations of ASE Inc. since July 1993. Before joining ASE Inc., Mr. Lo was the Director of Quality Assurance at Zeny

Electronics Co. He holds a degree in electronic physics from the National Chiao Tung University of Taiwan.

Kanapathi A/L Kuppusamy has served as President of ASE Test Malaysia since July 1999. Before joining ASE Test Malaysia, Mr. Kanapathi was President of Motorola Asia Final Manufacturing. He holds a masters degree in business administration from the University of East Asia in Kuala Lumpur, Malaysia.

Shih-Song Lee has served as President of ASE Chung Li since July 1999. Before joining ASE Chung Li, Mr. Lee served as President of Motorola's Semiconductor Products Sector Businesses in Chung Li, Taiwan before we acquired the company. He holds a degree in electrical engineering from the Tatung Institute of Technology in Taiwan.

James Stilson has served as President of ASE Korea since July 1999. Before joining ASE Korea, Mr. Stilson served as President of Motorola's Semiconductor Products Sector Businesses in Paju, Korea before we acquired the company. He holds a degree in chemistry and a masters degree in business administration from the University of California.

Fu-Shing Chang has served as President of ASE Philippines since January 2000. Before joining ASE Philippines, Mr. Chang served as Vice President for Quality Assurance and Customer Service. He holds a degree in mechanical engineering from the National Cheng-kung University in Taiwan.

Gregory Lin has served as President of ASE Material since its inception in December 1997. Before joining ASE Material, Mr. Lin held research positions with Xerox Palo Alto Research Center. He holds a degree in chemistry from National Taiwan Chung Hsing University, and masters and doctorate degrees in chemistry from the University of Illinois.

Compensation of Directors, Supervisors and Executive Officers

In 1999, we paid to our directors, supervisors and executive officers approximately NT$80 million (US$2.6 million) in cash remuneration. In addition, an aggregate of 1,012,720 common shares of ASE Inc. and options exercisable for an aggregate of 155,000 ordinary shares of ASE Test were granted in 1999 to our directors, supervisors and executive officers. In 1999, we also set aside an aggregate of NT$1.5 million (US$0.05 million) to provide pension, retirement and similar benefits for our executive officers pursuant to existing plans provided by or contributed to by our company or its subsidiaries. The following table sets forth cash remuneration paid to our individual directors and supervisors in 1999.

Name	Position	Compensation(1)
		NT$ (in thousands)
Jason C.S. Chang	Chairman	4,875
Richard H.P. Chang	Director	4,731
Chang Yao Hung-ying	Director (Representative of ASE Enterprises)	2,400(2)
Chin Ko-Chien	Director (Representative of ASE Enterprises)	2,400(2)
David Pan	Director (Representative of ASE Enterprises)	2,400(2)
Raymond Lo(3)	Director (Representative of ASE Enterprises)	2,400(2)
Joseph Tung	Director (Representative of ASE Enterprises)	2,400(2)
Feng Mei-Jean	Supervisor	2,400
Roger Cheung(3)	Supervisor (Representative of ASE Enterprises)	2,400(2)
John Ho	Supervisor (Representative of ASE Enterprises)	2,400(2)
Alan Cheng	Supervisor (Representative of ASE Enterprises)	2,400(2)
Walt Delauder(3)	Supervisor (Representative of ASE Enterprises)	2,400(2)

(1) Does not include share bonuses of ASE Inc. or options to purchase ordinary shares of ASE Test.
(2) Paid to ASE Enterprises on account of its representative directors and supervisors and not to the directors and supervisors in their individual capacities.
(3) Term expired on July 11, 2000.

ASE Inc. Employee Bonus Plan

We award bonuses to the employees of ASE Group companies based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of common shares of ASE Inc. valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted an aggregate of 10,980,000 common shares, 30,760,000 common shares, 9,540,000 common shares and 47,833,062 common shares in 1997, 1998, 1999 and 2000, respectively, as stock awards to our employees with a fair market value at the date of grant of NT$543.1 million, NT$2,311.1 million, NT$754.7 million (US$24.5 million) and NT$3,444.0 million (US$111.8 million), respectively. We expect this practice to continue in future periods.

ASE Test Share Option Plans

Directors, supervisors, and executive officers of ASE Group companies are also eligible to receive options to purchase ordinary shares of ASE Test under share option plans administered by ASE Test. ASE Test currently maintains five option plans: a pre-IPO plan as well as option plans approved in 1996, 1997, 1998, 1999 and 2000. Under ASE Test's share option plans, directors of ASE Test and employees, advisors and consultants of ASE Test or its affiliates may, at the discretion of a committee of the ASE Test board of directors administering the plan, be granted options to purchase ordinary shares of ASE Test at an exercise price of no less than market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five, or in the case of the 1999 and 2000 plan, ten years. ASE Test's board of directors may amend or modify the plans at any time. As of June 30, 2000, an aggregate of 30,300,000 ordinary shares had been reserved for issuance and 11,580,923 options to purchase ordinary shares remained outstanding under the various plans of ASE Test. An aggregate of 7,095,000 options had been granted to the directors, supervisors and executive officers of ASE Inc. Options granted under the various plans are exercisable at the market price at the date of the grant, which has ranged from an exercise price of US$3.00 to US$25.00, and, in the case of the pre-IPO plan, at an exercise price of US$2.0625 per ordinary share. Options granted under the pre-IPO, 1996, 1997 and 1998 plans are exercisable, in accordance with a vesting schedule, over a period of five years following the respective date of grant, and, in the case of options granted under the 1999 and 2000 plan, over a period of ten years following the date of grant.

Interests of Management in Certain Transactions

Several of our directors, supervisors and executive officers also serve as directors, supervisors or executive officers of companies with which we do business. These companies include our affiliates. See "Principal Shareholders" and "Certain Transactions". We conduct these transactions on an arms' length commercial basis.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of August 13, 2000, and as adjusted to reflect the sale of ADSs offered by this prospectus, assuming no exercise of the underwriters' option to purchase additional ADSs, by (1) each shareholder known by us to own beneficially more than 5% of our common shares, and (2) all directors, supervisors and executive officers as a group.

| | Common Shares Beneficially Owned(1) | | | |
| | Before this offering | | After giving effect to this offering | |
Name of shareholder or group	Number	Percentage	Number	Percentage
ASE Enterprises(2)	426,532,017	21.5%	426,532,017	20.5%
Directors, supervisors and executive officers as a group(3)	511,067,963	25.8%	511,067,963	24.6%

(1) Does not include the 31.5% stock dividend to be distributed in October 2000 to shareholders or GDS holders, as applicable, of record on August 13, 2000.

(2) ASE Enterprises is wholly owned by our director Chang Yao Hung-ying.

(3) Includes shareholding of ASE Enterprises.

The above table does not include information relating to our common shares held by our consolidated subsidiaries and non-consolidated affiliates, which is set forth below on the same basis as the information in the above table.

| | Common Shares Beneficially Owned(1) | | | |
| | Before this offering | | After giving effect to this offering | |
Name of shareholder	Number	Percentage	Number	Percentage
ASE Capital(2)	13,618,224	0.7%	13,618,224	0.7%
ASE Investment(2)(3)	89,278,909	4.5%	89,278,909	4.3%
ASE Test Taiwan(4)	424,240	0.02%	424,240	0.02%
Hung Ching(5)	25,696,807	1.3%	25,696,807	1.2%

(1) Does not include the 31.5% stock dividend to be distributed in October 2000 to shareholders or GDS holders, as applicable, of record on August 13, 2000.

(2) ASE Capital and ASE Investment are our wholly-owned subsidiaries.

(3) Of the 89,278,909 common shares owned by ASE Investment, 10,550,490 are currently represented by an aggregate of 2,110,098 GDSs. The underwriters have been granted an option to purchase up to an additional 2,774,778 ADSs from ASE Investment, representing the 2,110,098 GDSs currently held by ASE Investment and the additional 664,680 GDSs to be distributed as stock dividends to ASE Investment on the 2,110,098 GDSs. The information in the above table assumes no exercise of the underwriters' option to purchase from ASE Investment up to an additional 2,774,778 ADSs. If this option is exercised in full, ASE Investment will hold 78,728,419, or 3.8%, of our common shares following the exercise. To the extent not sold to the underwriters in connection with this option, these GDSs will be exchanged for ADSs that will continue to be held by ASE Investment. Any ADSs that continue to be held by ASE Investment will be ''restricted securities'' for purposes of U.S. Federal securities laws and may only be freely sold in the United States pursuant to an effective registration statement under the Securities Act or pursuant to an exemption such as Rule 144 under the Securities Act, if available.

(4) ASE Test Taiwan is a wholly-owned subsidiary of ASE Test, our 51.3% owned subsidiary.

(5) As of August 15, 2000, we held 25.1% of the outstanding shares of Hung Ching. Our director Chang Yao Hung-ying, our Chairman Jason C.S. Chang, our Vice Chairman and Chief Executive Officer Richard H.P. Chang and other members of the Chang family are controlling shareholders of Hung Ching. See ''Business — Other Members of the ASE Group — Unconsolidated Affiliates''.

In addition to the common shares held by our consolidated subsidiaries and unconsolidated affiliates set forth above, J&R Holding, our wholly-owned subsidiary, holds options exercisable for 76,066,445, or 2.9%, of our common shares at an exercise price of NT$60.2 per common share. The number of common shares covered by the options and the exercise price are subject to adjustments if specified events take place, such as the declaration of dividend in our common shares or the issuance of our common shares at less than the market price. There will be no adjustment as a result of this offering. The options expire in November 2002.

CERTAIN TRANSACTIONS

In recent years, ASE Inc. has made awards of ASE Inc.'s common shares to the employees of ASE Group companies as part of their compensation, based in part on the consolidated net income of ASE Inc. and the member companies' contribution to the consolidated income. ASE Inc. granted an aggregate of 13,049,130 common shares in the six months ended June 30, 2000, 1,305,000 common shares in 1999, 6,105,410 common shares in 1998 and 1,017,233 common shares in 1997 as stock awards to employees of other companies of the ASE Group with a fair market value at the time of grant of NT$939.5 (US$30.5 million), NT$103.2 million (US$3.3 million), NT$458.7 million and NT$50.3 million, respectively. ASE Inc. expects this practice to continue in future periods.

ASE Material sold interconnect material, principally leadframes, in the aggregate amount of NT$515.2 million (US$16.7 million), NT$779.9 million (US$25.3 million), NT$452.1 million and NT$34.8 million to ASE Inc. for the six months ended June 30, 2000 and in 1999, 1998 and 1997, respectively. We expect that by the end of 2000, we will purchase approximately a third of our substrate requirements for our packaging facilities in Kaohsiung from ASE Material. We purchase, and plan to continue to purchase, materials from ASE Material at prevailing market prices.

ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$49.5 million (US$1.6 million), NT$81.5 million (US$2.7 million), NT$155.7 million and NT$116.0 million for the six months ended June 30, 2000 and in 1999, 1998 and 1997, respectively. ASE Inc. sold to ASE Test Taiwan at book value a building at an aggregate price of NT$18.4 million (US$0.6 million) in the first half of 2000.

ASE Test Malaysia and ASE Philippines have historically purchased a portion of the raw materials used in their packaging operations, principally leadframes, from ASE Inc. when they face a shortage in the supply of these types of raw materials. These types of raw materials are typically resold by ASE Inc. to ASE Test Malaysia and ASE Philippines at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$3.1 million (US$0.1 million), NT$14.6 million (US$0.5 million), NT$28.0 million and NT$33.8 million for the six months ended June 30, 2000 and in 1999, 1998 and 1997, respectively. Purchases of raw materials by ASE Philippines amounted to NT$1.2 million (US$0.04 million), NT$2.1 million (US$0.07 million), NT$4.1 million and NT$3.3 million for the six months ended June 30, 2000 and in 1999, 1998 and 1997, respectively. In addition, ASE Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$0.06 million (US$0.002 million), NT$4.3 million (US$0.1 million), NT$3.2 million and NT$4.2 million for the six months ended June 30, 2000 and in 1999, 1998 and 1997, respectively.

ASE Inc. has historically guaranteed the short-term borrowing of many of its subsidiaries. As of June 30, 2000, ASE Inc. has endorsed and guaranteed an aggregate amount of NT$9,742.6 million (US$316.3 million) of the outstanding promissory notes of its subsidiaries.

For the six months ended June 30, 2000 and 1999, ASE Inc. sold to ASE Philippines at book value machinery and equipment for the packaging of plastic dual in-line packages at an aggregate price of NT$9.6 million (US$0.3 million) and NT$12.9 million (US$0.4 million), respectively.

In January 2000, ASE Chung Li and Hung Ching, our affiliate company, entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. Hung Ching will bear all costs relating to the development. Upon completion of the development, floor space in the buildings will be sold by Hung Ching at prices to be negotiated between Hung Ching and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of the floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the purchase price. The first phase of the development project is the construction of a building with aggregate floor space of approximately 800,000 square feet, which is expected to be completed in the fourth quarter of 2000. The total value of the first phase of the project, including land and the completed building, is estimated to be NT$2.0 billion. The new building is expected to house ASE Chung Li's testing operations as well as part of the operations of other ASE Group companies.

In October 1997, J&R Holding entered into agreements with Swiss Bank Corporation to purchase call options on a portion of our US$200 million Zero Coupon Convertible Bonds due 2002. The call options were offered by Swiss Bank Corporation as a part of the repackaging of our convertible bonds by SBC Warburg, an affiliate of Swiss Bank Corporation, into two separate instruments consisting of: (1) US$200 million callable floating rate notes secured by the convertible bonds and (2) call options on the convertible bonds. SBC Warburg decided to repackage the convertible bonds because the adverse market conditions resulting from the Asian financial crisis during the second half of 1997 made it difficult to market the convertible bonds. SBC Warburg was able to obtain commitments for the entire issue of the floating rate notes but, as a result of the adverse market conditions described above, was able to obtain commitments for only a portion of the call options. As a result, Swiss Bank Corporation approached a number of large institutional investors, including J&R Holding, with a proposal to sell a portion of the call options.

J&R Holding decided to purchase the call options because its management considered the call options to be a good investment. Under the first agreement with Swiss Bank Corporation, J&R Holding is required to make four cash payments to Swiss Bank Corporation in November 1998, 1999, 2000 and 2001. In return, J&R Holding has the right to call the convertible bonds back at any time during the period from November 1998 through November 2002. Under the second agreement, Swiss Bank Corporation paid US$200,000 to J&R Holding. In return, Swiss Bank Corporation had the right to sell a portion of the call options to J&R Holding at any time between November 4, 1997 and November 1, 1998. In any event, J&R Holding was required under the automatic exercise provision of the second agreement to purchase these call options upon the expiration of the agreement on November 1, 1998.

EXCHANGE OFFER

In July 1995, we established with Citibank, N.A., as GDS depositary, two depositary receipts facilities, one for the purpose of facilitating the issuance of GDSs sold under Rule 144A and the other for the purpose of facilitating the issuance of GDSs sold pursuant to Regulation S. Each GDS represents five of our common shares. In December 1999, some of our affiliates offered and sold additional GDSs. The GDSs sold under Rule 144A have been designated as eligible for trading in the PORTAL System of the National Association of Securities Dealers, Inc. in the United States. The GDSs sold pursuant to Regulation S are listed on the Stock Exchange of Singapore and the Luxembourg Stock Exchange and quoted on SEAQ International. The closing price for the GDSs sold pursuant to Regulation S on SEAQ International on September 25, 2000 was US$7.58 per GDS.

Concurrently with this offering, we will arrange with our GDS depositary and our ADS depositary for the automatic conversion of each of our outstanding GDSs sold pursuant to Regulation S into one ADS. The ADSs issued upon conversion of our GDSs sold pursuant to Regulation S will be identified by a new CUSIP number. We have applied to have these ADSs listed for trading on the NYSE under the symbol ''ASX''. Upon completion of the conversion of our GDSs sold pursuant to Regulation S into ADSs, we intend to delist these GDSs from the Stock Exchange of Singapore and the Luxembourg Stock Exchange and suspend quotation on SEAQ International.

Concurrently with this offering, we are offering to exchange one ADS for each of our outstanding GDSs sold under Rule 144A. The ADSs issued upon exchange of the GDSs sold under Rule 144A will also be identified by the same CUSIP number as that which will identify the ADSs issued upon conversion of the GDSs sold pursuant to Regulation S as described above, and all of those ADSs will be fully fungible for trading on the NYSE. The closing of the exchange offer is conditional upon closing of this offering. Upon the completion of the exchange offer, we will instruct the GDS depositary to terminate the global depositary receipt facility.

Until three months after their initial delivery to investors in this offering, the ADSs offered by this prospectus will not be fungible with, will trade under a different NYSE symbol and will settle with a CUSIP identification number distinct from, the ADSs issued upon conversion of and exchange for the GDSs. After that three-month period, the ADSs offered by this prospectus will become fully fungible with, and will be identified by the same CUSIP number and will be eligible for trading under the same NYSE trading symbol, as the ADSs issued upon conversion of and exchange for the GDSs as described above.

DESCRIPTION OF COMMON SHARES

Set forth below is a summary of information relating to our share capital, including brief summaries of the relevant provisions of our Articles of Incorporation, the ROC Securities and Exchange Law and the ROC Company Law.

General

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Before our annual general shareholders' meeting held on July 11, 2000, our authorized and paid-in share capital was NT$24,000,000,000, divided into 2,400,000,000 common shares, all of which were in registered form and 1,980,355,086 were issued and outstanding. At the meeting, our shareholders:

- approved an increase in our authorized share capital to NT$32,000,000,000, divided into 3,200,000,000 common shares; and

- approved the distribution of a stock dividend of NT$3.15 per common share. We expect to distribute the stock dividend in October 2000 to holders of record as of August 13, 2000.

Before the offering, 1,980,355,086 common shares were issued and outstanding, including common shares represented by our GDSs. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this prospectus.

We have 200,000,000 common shares reserved for the issuance of common shares upon conversion of any convertible bonds issued by us, including 94,607,641 common shares reserved in connection with our US$200 million Zero Coupon Convertible Bonds Due 2002 issued in November 1997. As of August 15, 2000, these convertible bonds are convertible into our common shares at a conversion price of NT$60.2 per common share. The conversion price is subject to adjustment in the following circumstances:

(1) the making of a free distribution or bonus issue of common shares;

(2) subdivisions, consolidations or reclassifications of common shares;

(3) the declaration of a dividend in common shares;

(4) the grant, issue or offer to the holders of common shares or rights or warrants to subscribe for or purchase common shares at less than the current market price or to subscribe for or purchase any securities convertible into or exchangeable for common shares at less than the then current market price;

(5) the distribution to the holders of common shares of evidences of indebtedness of ASE Inc. or of shares of capital stock of ASE Inc. (other than common shares) or of assets (other than regular periodic dividends in cash) or of rights or warrants to subscribe for or purchase shares or securities (other than those mentioned in (4) above);

(6) the issue of securities (other than the bonds, certificates of payment issued on conversion of bonds and those mentioned in (4) above) convertible into or exchangeable for common shares at less than the then current market price or of rights or warrants (other than those mentioned in (4) above) to subscribe for or purchase common shares at less than the then current market price or to subscribe for or purchase securities convertible into or exchangeable for common shares at less than the then current market price;

(7) the issue of common shares (other than common shares or certificates of payment issued on conversion of the bonds or in any of the circumstances described above, but

including to employees under any employee bonus arrangements) at less than the current market price; and

(8) any other event or circumstances which would have in our determination or in the determination of the trustee an analogous effect to any of the events in (1) to (7) above including, but not limited to, issues of receipts or certificates entitling holders to receive securities.

Certificates of Payment

Under current ROC law, whenever we issue common shares, we will deliver one or more certificates of payment evidencing the aggregate number of common shares purchased to the purchaser (or the holder, in the case of a distribution of common shares to existing holders, or the subscriber, in the case of a holder subscribing for additional common shares under a rights offering). Each certificate of payment will represent the irrevocable right to receive the relevant number of common shares after all required ROC share issuance procedures have been complied with. We are required under ROC law to file an amendment to our corporate registration within 15 days after we receive the proceeds of an offering. Under ROC securities and exchange law and applicable regulations, we are required to deliver physical common share certificates to the relevant custodian within 30 days after receiving approval from the applicable ROC governmental authorities of our amendment to our corporate registration. We have agreed to issue and deliver physical common share certificates to the ADS custodian in exchange for any certificate of payment held in our ADS facility within 60 days after the date of issuance. During the period before this exchange, the relevant ADS owner will not be able to withdraw the underlying common shares. Except for the restrictions on sale and withdrawal during the three-month period, the certificates of payment we issue will have the same rights to receive distributions and deliver voting instructions as our common shares. Please refer to the section of this prospectus entitled ''Description of American Depositary Receipts — Certificate of Payment ADSs'' for information regarding certificates of payment that may be held in our ADS facility.

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income. The ROC Company Law also requires that 10% of annual net income (less prior years' losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

• up to 2% of our annual net income (less any gains on the disposal of fixed assets, prior years' losses and additions to legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

• between 5% and 7% of the annual net income (less any gains on the disposal of fixed assets, prior years' losses and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in the form of stock bonuses in accordance with our employee stock bonus plan, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.

At the annual general shareholders' meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

We are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and the capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

For information on the dividends we paid in recent years, see ''Dividends and Dividend Policy''. For information as to ROC taxes on dividends and distributions, see ''Taxation — ROC Taxation — Dividends''.

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ASE Inc., the approval of the ROC Securities and Futures Commission and the ROC Ministry of Economic Affairs is also required. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine.

Preemptive Rights

Under the ROC Company Law, when a ROC company issues new shares for cash, existing shareholders who are listed on the shareholders' register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company's employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders' meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

In connection with the offering, our shareholders have waived their preemptive rights with respect to the common shares represented by the ADSs offered by this prospectus.

Meetings of Shareholders

We are required to hold an ordinary meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Extraordinary shareholders' meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Extraordinary shareholders' meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 20 days, in the case of ordinary meetings, and 10 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders' meeting constitutes a quorum for meetings of shareholders.

Under the ROC Company Law, the applicable rules of the Taiwan Stock Exchange and our Articles of Incorporation, we are required to hold an ordinary meeting of our shareholders within six months following the end of each fiscal year.

Voting Rights

Our Articles of Incorporation provide that a holder of common shares has one vote for each common share, except that a holder of more than 3% of the total outstanding common shares is not permitted to vote 0.1% of the number of common shares held by the holder in excess of 3%. There is cumulative voting for the election of directors and supervisors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders' meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of the common shares represented at a shareholders meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

- amendment to the Articles of Incorporation;

- increase in authorized share capital;

- transfer of the whole or substantial part of its business or assets;

- taking over of the whole of the business of any other company; or

- distribution of any stock dividend.

In case of a dissolution or amalgamation of the company, approval by a majority of the common shares represented at a shareholders' meeting in which a quorum of at least three-fourths of all issued and outstanding common shares are represented is required.

A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders' meeting.

Holders of ADSs will not have the right to exercise voting rights with respect to the underlying common shares, except as described in ''Description of American Depositary Receipts — Voting Rights''.

Register of Shareholders and Record Dates

Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

- ordinary shareholders' meeting — one month;

- extraordinary shareholders' meeting — 15 days;

- relevant record date — five days.

Annual Financial Statements

At least 10 days before the annual ordinary shareholders' meeting, our annual financial statements must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders' rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Common Shares by ASE Inc.

Under the ROC Securities and Exchange Law, as amended on June 30, 2000, we may purchase our own common shares for treasury stock in limited circumstances, including:

- to transfer common shares to our employees;

- to reserve common shares to be issued upon conversion of convertible securities; and

- to increase our shareholders' equity.

We may purchase our common shares (1) on the Taiwan Stock Exchange, (2) on the over-the-counter market or (3) by means of a public tender offer. These transactions require the approval of a majority of our board of directors at a meeting in which at least two-thirds of the directors are in attendance. The total amount of common shares purchased for treasury stock may not exceed 10% of the total outstanding shares.

These restrictions on acquiring our common shares do not apply to our subsidiaries or affiliates. See ''Principal Shareholders''.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the ROC Company Law and our Articles of Incorporation.

Substantial Shareholders and Transfer Restrictions

The ROC Securities and Exchange Law currently requires (1) each director, supervisor, manager or substantial shareholder (that is, a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a publicly listed company) to report any change in that person's shareholding to the issuer of the shares or the ROC Securities and Futures Commission and (2) each director, supervisor, manager or substantial shareholder holding those common shares for more than a 90-day period to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Securities and Futures Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares.

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

- 0.5% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

- 0.5% of 30 million shares plus 0.25% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

- in any case, 10% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, supervisor, manager or substantial shareholder reports the intended share transfer to the ROC Securities and Futures Commission.

These restrictions do not apply to sales or transfers of our ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Citibank, N.A., will act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are commonly referred to as ''ADSs'' and represent ownership interests in securities that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as ''American Depositary Receipts'' or ''ADRs''. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian will be Citibank, N.A., Taipei Branch, located at Citicorp Center, 52 Min Sheng E. Road, Section 4, Taipei, Taiwan, ROC.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-12468 when retrieving your copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that your rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not to this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents five common shares on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. Until the completion of all required ROC share issuance procedures, the ADSs offered by this prospectus will represent certificates of payment, with each certificate of payment representing the irrevocable right to receive the relevant number of common shares. The depositary will establish procedures for the automatic conversion of ADSs representing the certificates of payment to ADSs representing common shares upon confirmation of the conversion certificates of payment for common shares in the ROC.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS owner you appoint the depositary to act on your behalf for the common shares represented by your ADSs, either upon (1) your specific instructions when we call a meeting of shareholders, distribute an elective dividend or make a rights offering, or (2) the specific terms of the deposit agreement to receive any dividends we distribute in NT dollars or common shares and to convert the NT dollars received. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by ROC laws, which may be different from the laws in the United States. In addition, we note that the laws and regulations of the ROC may restrict the deposit and withdrawal of our common shares into or from the depositary receipts facility. Under ROC laws and regulations, as currently in effect, shares may be accepted for deposit and ADSs may be issued under the terms of the deposit agreement only in the following circumstances:

(1) upon obtaining regulatory approval from the ROC Securities and Futures Commission;

(2) upon dividend or a free distribution of common shares to existing shareholders;

(3) upon the exercise by existing shareholders of their preemptive rights in connection with capital increases for cash; and

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(4) as permitted under the deposit agreement, the purchase directly by a person or through the depositary bank of common shares on the Taiwan Stock Exchange for the deposit in the depositary receipt facility, provided that the total number of ADSs outstanding after an issuance described in this paragraph (4) does not exceed the number of ADSs issued and previously approved by the ROC Securities and Futures Commission in connection with the offering plus any ADSs created under clauses (2) and (3) described above.

Under ROC laws and regulations, the common shares deposited under the deposit agreement may be withdrawn upon cancellation of the corresponding ADSs in the following circumstances:

- upon the sale of the common shares on the Taiwan Stock Exchange; and

- upon the appointment of eligible ROC brokerage firm to the holding of common shares on the investor's behalf in a designated account in the ROC.

For a more complete description of these deposit or withdrawal restrictions see ''Annex B — Foreign Investment and Exchange Controls in the ROC — Depositary Receipts''.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name. In addition, except as otherwise described, when we refer to our ADSs and the common shares represented by our ADSs, we assume that the ADSs you hold represent our common shares, rather than certificates of payment.

Certificate of Payment ADSs

Under the terms of the deposit agreement, the depositary may issue ADSs representing certificates of payment that represent the right to receive our newly-issued common shares, also called certificate of payment ADSs, rather than ADSs representing our common shares. Certificate of payment ADSs will be treated as ADSs issued under the terms of the deposit agreement except that:

- certificate of payment ADSs will not be fungible with ADSs and will be separately identified until exchanged for ADSs by the depositary;

- certificates of payment may not be withdrawn from the ADR facility;

- certificate of payment ADSs may not be exchanged for common shares;

- certificate of payment ADSs will trade on the NYSE under the temporary trading symbol ''ASX Pr'';

- certificate of payment ADSs will only be issued in book-entry form through DTC;

- certificate of payment ADSs are not eligible for pre-cancellation sales or pre-release transactions; and

- distributions made on certificate of payment ADSs shall be made only on the basis of distributions received for certificates of payment held by the depositary.

Certificate of payment ADSs will be exchanged automatically into ADSs upon receipt by the depositary of common shares in exchange for certificates of payment. Until that exchange has been completed, the ADSs offered by this prospectus will represent interests in the certificates of payment held by our ADS depositary.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian, subject always to the laws and regulations of the ROC. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive these distributions under the terms of the deposit agreement in proportion to the number of ADSs owned as of a specified record date.

In the event that, for any reason, any common shares held on deposit with the custodian are not entitled to the full proportion of any distribution we may make (including certificates of payment described above), we have agreed to provide the depositary with a list of the common shares for which a full proportion of the distribution may not be made and direct the depositary to adjust the amount of the distribution upon those common shares accordingly.

Distributions of Cash

Whenever we make a cash distribution upon the common shares held on deposit with the custodian, we will notify the depositary. Upon receipt of our notice of the distribution, the depositary will arrange for the funds to be converted into U.S. dollars and will distribute the U.S. dollars to the holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian for securities on deposit.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of shares with the custodian. Upon receipt of notice of the deposit, the depositary will, subject to ROC law, either distribute to holders new ADSs representing the common shares deposited or modify the ratio of ADSs representing our common shares, in which case each ADS you own will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements to ADSs will be sold and the proceeds of the sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

No distribution of new ADSs will be made if it would violate any law or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it will use its best efforts to sell the common shares received and will distribute the proceeds of the sale as in the case of a distribution of cash. In addition, if the number of common shares to which any holder is entitled is not five or an integral multiple of five, the depositary will use its best efforts to cause the sale of these shares and distribute the proceeds of that sale to the holders as in the case of a distribution in cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable these holders to exercise these rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares directly rather than new ADSs.

The depositary will not distribute the rights to you if:

- we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

- we fail to deliver satisfactory documents to the depositary; or

- the depositary determines that it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if the sale is lawful and reasonably practicable. The proceeds of the sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for the rights.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in common shares, we will give timely notice to the depositary and will indicate whether we wish the elective distribution to be made available to you. If we decide to make the elective distribution available to you, we will assist the depositary to determine whether this distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In this case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and indicate whether we wish the distribution to be made to you. If so, we will assist the depositary in determining whether the distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute the property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay these taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

- we do not timely request that the property be distributed to you or we request that the property not be distributed to you; or

- we fail to deliver satisfactory documents to the depositary; or

- the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of the sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Our Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of our common shares or we may undertake a recapitalization, reorganization, merger, consolidation or sale of assets.

If any change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged for the common shares held on deposit. The depositary may in these circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute the property to you, the depositary may sell the property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Common Shares

Subject to limitations set forth in the deposit agreement and the ADRs, the depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian.

The depositary will refuse to accept our common shares for deposit whenever we have notified the depositary that we have restricted the transfer of those common shares to comply with ownership restrictions under ROC laws.

In the event there are new common shares with rights, including rights to dividends, that are different from the existing common shares held by the depositary, we may instruct the depositary to (1) refuse to accept the new common shares for deposit or (2) issue ADSs representing the new common shares that are separate and distinct from the ADSs representing the existing common shares.

In the event we instruct the depositary to issue ADSs representing the new common shares, these new ADSs will be distinguished from the existing ADSs through different CUSIP numbering and legending, if necessary. Upon written notice from us to the depositary that the new common shares no longer have different rights from the existing common shares, the depositary will (1) notify holders of the new ADSs and provide them with an opportunity to exchange their ADSs and (2) take the necessary actions to remove the distinctions between the two types of ADSs.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals, if applicable, have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. Accordingly, you will be deemed to represent and warrant that:

- the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

- all preemptive and similar rights, if any, with respect to the common shares have been validly waived or exercised;

- you are duly authorized to deposit the common shares;

- the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon deposit will not be, ''restricted securities'' as defined in the deposit agreement; and

- the common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

The term ''restricted securities'' is defined in the deposit agreement as common shares:

- acquired directly or indirectly from us or our affiliates in a transaction not involving a public offering and thus subject to resale limitations under the Securities Act;

- held directly or indirectly by an officer, director or our affiliates; or

- subject to other restrictions under applicable laws, our Articles of Incorporation, the rules and regulations of an applicable securities exchange or a shareholders agreement.

Withdrawal of Common Shares Upon Cancellation of ADSs

Subject always to the withdrawal of deposited property being permitted under ROC laws and regulations, as a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian's office. However, under current ROC law, if you wish to withdraw the common shares underlying your ADSs from the ADR facility, you will be required to appoint an eligible agent in the ROC to open (1) a securities trading account with a local brokerage firm after receiving an approval from the Taiwan Stock Exchange and (2) a bank account to pay ROC taxes, remit funds, exercise shareholders' rights and perform any other functions as you may designate upon withdrawal. In addition, you will also be required to appoint an eligible custodian bank to hold our common shares in safekeeping, make confirmations and settle trades and report all relevant information. Without appointing a broker or opening the required accounts, you would not be able subsequently to sell our common shares on the Taiwan Stock Exchange or otherwise. These laws may change from time to time. We cannot assure you that current ROC law will remain in effect or that future changes in ROC law will not adversely affect your ability to withdraw our common shares from the ADR facility.

You may also request that our common shares represented by your ADSs be sold on your behalf. The depositary may require that you deliver your request for sale in writing. Any sale of our common shares will be conducted according to applicable ROC law through a securities company in the ROC on the Taiwan Stock Exchange or in other manner as is permitted under applicable ROC law. Any sale will be at your risk and expense. You may also be required to enter into a separate agreement to cover the terms of the sale of our common shares.

Upon receipt of any proceeds from any sale, subject to any restrictions imposed by ROC law and regulations, the depositary shall convert the proceeds into U.S. dollars and distribute the proceeds to you, net of any fees, expenses, taxes or governmental charges (including, without limitation, any ROC and U.S. taxes) incurred in connection with the sale. Sales of our common shares may be subject to ROC taxation on capital gains and will be subject to a securities transaction tax in the ROC. The ROC does not currently impose capital gains tax on ROC securities transactions, but we cannot assure you that a capital gains tax will not be imposed in the future or the manner in which any ROC capital gains tax would be imposed or calculated.

In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

During any period in which the custodian holds a certificate of payment representing the common shares underlying your ADSs, you will not be entitled to withdraw common shares upon surrender of your ADSs. In addition, under ROC regulations applicable to offerings of ADSs, newly-issued shares of ROC companies initially offered in ADS form may not be withdrawn from the ADS facility until three months following the initial delivery of the ADSs.

If you hold an ADR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and other documents as the depositary may deem appropriate before it will cancel the ADSs represented by your ADR. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. We have reporting obligations under ROC law in respect of the ADR facility. In order to enable us to gather the information necessary for these reporting obligations, you will be asked to complete and sign a certification upon withdrawal of common shares from the ADR facility. In this certification you will be asked to disclose, among other information, the name, nationality and address of the beneficial owner of the ADSs presented for cancellation, the number of common shares owned by the beneficial owner and whether certain affiliations exist between the beneficial owner and ASE Inc. The ADS depositary will refuse to release common shares to you until you deliver a completed and signed certification to it.

You will have the right to withdraw the common shares represented by your ADSs at any time except for:

- temporary delays that may arise because (1) the transfer books for the common shares or ADSs are closed, or (2) our common shares are immobilized on account of a shareholders' meeting or a payment of dividends;

- obligations to pay fees, taxes and similar charges; and

- restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

Except as described below, you generally have no right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, you will be deemed to have authorized and directed the depositary to appoint our Chairman or his designee to represent you at our shareholders' meetings and to vote the common shares deposited with the custodian according to the terms of the ADSs. The voting rights of holders of common shares are described in ''Description of Common Shares — Voting Rights''.

The depositary will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If we fail to timely provide the depositary with an English language translation of our notice of meeting or other materials related to any meeting of owners of common shares, the depositary will endeavor to cause all the deposited securities represented by ADSs to be present at the applicable meeting, insofar as practicable and permitted under applicable law, but will not cause those securities to be voted.

If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting, including election of directors and supervisors, the depositary will notify the instructions to our Chairman or his designee to attend the meeting and vote all the securities represented by the holders' ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.

If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then, you will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our Chairman or his designee to attend and vote at the meeting the common shares represented by your ADSs in any manner he or his designee may wish, which may not be in the interests of holders.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS owner, you will be required to pay the following service fees to the depositary:

Service	Fees
• issuance of ADSs upon the deposit of common shares	up to US$0.05 per ADS issued
• cancellation of ADSs	up to US$0.05 per ADS canceled
• distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	up to US$0.05 per ADS issued
• distribution of cash (that is, upon the sale of rights and other entitlements)	up to US$0.02 per ADS held

The depositary has waived its fees for the issuance of ADSs in connection with this offering.

As an ADS owner you will also be responsible to pay fees and expenses incurred by the depositary and taxes and governmental charges such as:

- fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Taiwan upon deposit and withdrawal of common shares;

- expenses and charges incurred for converting foreign currency into U.S. dollars;

- fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements;

- expenses for cable, telex and fax transmissions and for delivery of securities; or

- taxes and duties upon the transfer of securities, for example, when common shares are deposited or withdrawn from deposit.

We have agreed to pay other specified charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of these changes.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs except as permitted by law.

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

• For a period of six months after termination, subject always to the withdrawal of deposited property being permitted under ROC laws and regulations, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary in connection with those common shares on the same terms as before the termination. During the six months' period the depositary will continue to collect all distributions received on the common shares on deposit but will not distribute any property to you until you request the cancellation of your ADSs.

• After the expiration of the six months' period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from the sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect the records at the depositary's office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

- We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

- The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

- The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of those shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

- We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

- We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

- We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of the securities on deposit.

- We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative, or any other person believed by either of us in good faith to be competent to give such advice or information.

- We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

- We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary will not deliver common shares before the receipt for cancellation of ADSs. The depositary may, however, in some circumstances, issue ADSs before receiving common shares for deposit. These transactions are commonly referred to as ''pre-release transactions''.

The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on pre-release transactions such as the need to receive collateral, the type of collateral required, and the need to receive written representations indicating that the recipient of pre-release ADSs owns the underlying common shares to be deposited and unconditionally guarantees to deliver the shares to the depositary upon request. The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse (1) to issue ADSs, (2) to deliver, transfer, split and combine ADRs or (3) to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if the conversion is lawful and practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

- convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

- distribute the foreign currency to holders for whom the distribution is lawful and practical; or

- hold the foreign currency without liability for interest for the applicable holders.

Under ROC laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in connection with the following:

- proceeds of the sale of common shares represented by depositary receipts;

- proceeds of the sale of common shares received as stock dividends and deposited into the depositary receipt facility; and

- any cash dividends or cash distributions received.

In addition, a depositary, without governmental approval, may also convert incoming payments into NT dollars for (1) purchases of underlying common shares for deposit into the depositary receipt facility against the creation of additional depositary receipts or (2) subscription payments for rights offering through us.

Under current ROC law, a holder, without obtaining further approval from the Central Bank of China, may convert NT dollars into other currencies, including U.S. dollars, upon receipt of the proceeds (1) of the sale of any underlying common shares withdrawn from the depositary receipt facility, (2) received as a stock dividend received upon the common shares and (3) any cash dividends or distribution paid upon the common shares.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the ADSs sold in this offering, the ADSs issued upon conversion of our GDSs sold pursuant to Regulation S, and any ADSs issued in connection with the exchange offer being conducted concurrently with this offering, in aggregate approximately 38.4 million ADSs, assuming no exercise of the underwriters' over-allotment option, will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our ''affiliates'' as the term is defined in Rule 144 under the Securities Act.

Apart from (1) the 32,280,550 common shares underlying GDSs sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act on December 15, 1999 and (2) the 640,086,143 common shares currently owned by our affiliates, all of our outstanding common shares are freely tradable within the United States without restriction or registration under the Securities Act. There is no public market for the common shares in the United States. The common shares are listed on the Taiwan Stock Exchange. We intend to list the ADSs on the New York Stock Exchange. The depositary may create ADSs upon deposit of common shares with the custodian. The number of common shares that can be deposited in the depositary receipt facility is limited by the terms of the deposit agreement and total number of ADS previously approved by the ROC Securities and Futures Commission.

The common shares owned by these qualified institutional buyers and our affiliates are ''restricted securities'' as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market in the United States only if they are registered or if they qualify for an exemption from registration, including under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares then outstanding, which will equal approximately 20.8 million shares immediately after this offering; or

- the average weekly trading volume of the shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to the manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory share plan or other written agreement is eligible to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We have agreed for a period of 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of Goldman Sachs (Asia) L.L.C.:

- any of our common shares or depositary receipts representing our common shares;

- any common shares of our subsidiaries or controlled affiliates or depositary receipts representing those shares; and

- any securities that are substantially similar to the common shares or depositary receipts referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive the common shares or depositary receipts referred to above;

other than pursuant to (1) exercise of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 90 days after the date of this prospectus without the prior written consent of Goldman Sachs (Asia) L.L.C., any of the securities referred to above, other than pursuant to (1) exercise of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

Furthermore, ASE Enterprises, our principal shareholder, and each of Jason C. S. Chang, Richard H. P. Chang, Chang Yao Hung-ying and Feng Mei-Jean have also entered into a similar 90-day lock-up agreement with respect to our common shares, depositary receipts representing our common shares and securities that are substantially similar to our common shares or depositary receipts representing our common shares.

These restrictions do not apply to:

- the 20,000,000 ADSs and the common shares represented being offered in connection with this offering;

- up to 2,774,778 ADSs and the common shares represented that may be purchased by the underwriters pursuant to their option to purchase additional ADSs;

- the issuance of common shares of ASE Inc. pursuant to any stock dividend payable to all holders of common shares of ASE Inc. (including common shares represented by the ADSs) as of a record date subsequent to the date of this prospectus;

- employee bonuses in the form of common shares relating to our fiscal year ended December 31, 1999 approved at our annual general meeting of shareholders held on July 11, 2000;

- the issuance and sale by any subsidiary or controlled affiliate of equity securities where our beneficial ownership interest in that subsidiary or controlled affiliate will not decrease as a result of such issuance or sale; and

- the issuance and the sale by Universal Scientific of a number of its common shares not in excess of 18% of its outstanding common shares as of the date of this prospectus (or depositary receipts representing up to the number of its common shares, or debt or other securities initially convertible into not more than the number of common shares or depositary receipts). The number of Universal Scientific's common shares outstanding as of the date of this prospectus is approximately 1,026.6 million.

We are not aware of any plans by any major shareholders to dispose of significant numbers of common shares. No assurances can be given, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our common shares will not dispose of significant numbers of common shares. In addition, following completion of this offering several of our subsidiaries and affiliates will continue to hold common shares, depositary shares representing common shares, and options to purchase common shares. We or they may decide to sell those securities in the future. See ''Principal Shareholders'' for a description of our significant shareholders and ASE Group companies that hold our common shares. No prediction can be made as to the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale will have on the market price of the ADSs prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that future sales may occur, could adversely affect the prevailing market price of ADSs or the common shares.

TAXATION

ROC Taxation

The following discussion is the opinion of Lee and Li. The discussion describes the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies to you only if you are:

- an individual who is not a ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

- a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

You should also consult your tax advisors concerning the ROC tax consequences of owning ADSs.

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% ROC tax imposed on these distributions.

Dividends paid by us out of our capital reserves are not subject to ROC withholding tax.

Capital Gains

Under ROC law, capital gains on share securities transactions are exempt from income tax.

Subscription Rights

Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of:

- 35% of the gross amount received if you are a natural person; or

- 25% of the gross amount received if you are an entity that is not a natural person.

Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

Securities Transaction Tax

A securities transaction tax, at the rate of 0.3% of the gross amount received, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose since there is no authority directly indicating whether an ADR holder will be treated as owning the shares represented by the ADR. However, despite of this lack of direct authority, we are of the view that a holder of ADSs will not be subject to the ROC estate and gift tax because (1) the ADSs are not considered property within the ROC and (2) the transfer of ADSs is not deemed to be a transfer of the underlying common shares.

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland and Gambia, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares of ROC companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

The following discussion is the opinion of Davis Polk & Wardwell. The discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs to those U.S. holders described below. For these purposes, you are a U.S. holder if you are a beneficial owner of common shares that, for U.S. federal income tax purposes, is:

- a citizen or resident of the United States;

- a corporation or other entity taxable as a corporation organized under the laws of the United States or of any political subdivision of the United States; or

- an estate or trust the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source.

This discussion only applies to ADSs that you purchase through this offering and only if you hold the ADSs as capital assets.

This discussion assumes that ASE Inc. will not be considered a passive foreign investment company. Please see our discussion of passive foreign investment company rules below.

Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to purchasers subject to special rules, including:

- persons subject to the alternative minimum tax;

- insurance companies;

- tax-exempt entities;

- dealers or traders in securities;

- financial institutions;

- persons who hold or will hold common shares as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of common shares and one or more other positions for tax purposes;

- persons whose functional currency is not the U.S. dollar; or

- persons who own 10% or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, Treasury Regulations, administrative announcements and judicial decisions currently in effect. These laws and regulations may change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For U.S. federal income tax purposes, a U.S. holder of ADSs should be treated as the holder of the common shares represented by the ADSs. However, the U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Please consult your tax advisors with regard to the application of the U.S. federal income tax laws to ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

Dividends

Any dividends you receive on ADSs, including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on ASE Inc., other than *pro rata* distributions of common shares to all shareholders including holders of ADSs, will constitute foreign source dividend income to the extent paid out of earnings and profits as calculated for U.S. federal income tax purposes. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the depositary receives the dividend. If you realize gain or loss on a sale or other disposition of NT dollars, it will be U.S. source ordinary income or loss. You will not be entitled to a dividends-received deduction for dividends you receive.

Subject to applicable limitations and restrictions, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax on account of the 10% retained earnings tax, will be eligible for credit against your U.S. federal income tax liabilities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income including, amongst others, ''passive income'', ''financial services income'' and ''general limitation income''. For this purpose, dividends paid with respect to the common shares will constitute ''passive income'' or, in the case of U.S. financial services providers may be, ''financial services income''.

Pro rata distributions of common shares by a company to its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against a U.S. holder's U.S. federal income tax liability with respect to income in the ''general limitation income'' class and not ''passive income'' or ''financial services income'', subject to applicable limitations and restrictions.

110

Capital Gains

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs in the same manner as you would on the sale or exchange of any other common shares held as capital assets. The gain or loss will be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Deposits and withdrawals of common shares by a U.S. holder in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based on management estimates and the available financial data, ASE Inc. does not expect to be a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The determination of whether ASE Inc. may be a passive foreign investment company will be based on the composition of its income and assets, as well as those of its subsidiaries and certain affiliates, from time to time. Since the composition of ASE Inc.'s income and assets will vary over time, there can be no assurance that it will not be considered a passive foreign investment company for any fiscal year. If ASE Inc. is a passive foreign investment company at any time that you own ADSs:

- You may be subject to additional taxes and interest charges on any gain realized on the disposition of the ADSs, as applicable, and on ''excess distributions''. The additional taxes are assessed at the highest tax rate applicable for corporate or individual taxpayers for the relevant tax periods; and

- You will be subject to additional U.S. tax filing requirements for each year that you hold ADSs.

Please consult your tax advisors about the possibility that ASE Inc. may be a passive foreign investment company and the rules that would apply to you if it were.

Estate and Gift Tax

As discussed in ''— ROC Taxation'', you might be required to pay ROC estate and gift tax. You should consult your tax advisor regarding the effect of these taxes.

111

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	12,000,000
Morgan Stanley & Co. Incorporated	3,500,000
Deutsche Bank Securities Inc.	1,100,000
UBS Warburg is a business group of UBS AG	1,100,000
Wit SoundView Corporation	1,100,000
Barits Securities (Hong Kong) Limited	800,000
FB Gemini Capital Limited	400,000
Total	20,000,000

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,774,778 ADSs from a wholly-owned subsidiary of ASE Inc. to cover these sales. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,774,778 additional ADSs.

	Paid by ASE Inc.	
	No Exercise	Full Exercise
Per ADS	$ 0.28	$ 0.28
Total	$5,600,000	$6,376,938

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.170 per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$0.100 per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling items.

We have been advised by the underwriters that certain of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents and that Barits Securities Corporation and FB Gemini Capital Limited are expected to make offers and sales outside of the United States.

We have entered into a 90-day lock-up agreement with the underwriters regarding: (1) our common shares and depositary receipts representing our common shares, including those held by our subsidiaries and controlled affiliates; (2) common shares of our subsidiaries and controlled affiliates and depositary receipts representing those shares; and (3) securities that are substantially similar to such common shares and depositary receipts. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, ASE Enterprises, our principal shareholder, and each of Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and Feng Mei-Jean have entered into a similar lock-up agreement with respect to our common shares, depositary receipts representing our common shares and securities that are substantially similar to our common shares or depositary receipts representing our common shares. See ''Common Shares Eligible For Future Sale''.

Each underwriter has represented and agreed that (1) it has not offered or sold and prior to the date six months after the date of issue of the ADSs will not offer or sell any ADSs to persons in the United Kingdom, except to persons whose ordinary activities involve in them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the ADSs to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) of Great Britain or is a person to whom the document may lawfully be issued or passed on.

Each underwriter has acknowledged and agreed that the ADSs have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer ADSs in Japan to a list of 49 offerees in accordance with the above provisions.

This prospectus has not been delivered for registration to the Registrar of Companies in Hong Kong and, accordingly, must not be issued, circulated or distributed in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, within the meaning of the Hong Kong Companies Ordinance, or in circumstances which do not constitute an offer to the public for the purposes of the Hong Kong Companies Ordinance. Unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this prospectus or any amendment or supplement hereto or other invitation, advertisement or document relating to the shares of ADSs to anyone other than a person whose business involves the acquisition and disposal, or holding, of securities whether as principal or agent.

This document has not been registered as a prospectus with the Registrar of Companies in Singapore, and the ADSs will be offered in Singapore pursuant to an exemption invoked under Section 106C and Section 106D of the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Accordingly, the ADSs may not be offered or sold, nor may this document or any other offering document or material relating to the ADSs be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 106C of the Singapore Companies Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act.

The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each underwriter has also represented and agreed that it has not offered or sold, and has agreed not to offer or sell any ADSs, directly or indirectly, in the ROC.

A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of ADSs to the underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Application has been made for listing of the ADSs offered by this prospectus on the New York Stock Exchange under the temporary symbol ''ASX Pr'' for a period of three months and thereafter under the symbol ''ASX''. In order to meet one of the requirements for listing the ADSs on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more ADSs to a minimum of 2,000 beneficial holders.

Before the offering, there has been no public market for the ADSs in the United States. The initial offering price of the ADSs will be determined based on, in addition to prevailing market conditions and the level of investor interest in the ADSs, the closing price of the common shares on the Taiwan Stock Exchange.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. ''Covered'' short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs from ASE Inc.'s wholly-owned subsidiary in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. ''Naked'' short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters also may impose a penalty bid in the offering. This occurs when a particular underwriter repays to the underwriters for the same offering a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of the underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$1,500,000.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act of 1933.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the ROC Company Law. Substantially all of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of the ROC and a substantial portion of our assets and such persons are located in the ROC. As a result, it may not be possible for investors to effect service of process upon us or such persons within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by Lee and Li, our ROC counsel, that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

- the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;

- the judgment is not contrary to the public order or good morals of the ROC;

- if the judgment was rendered by default by the court rendering the judgment, we were served within the jurisdiction of the court or process was served on us with judicial assistance of the ROC; and

- judgments of the courts of the ROC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of China for the payment out of the ROC of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for ASE Inc. by Davis Polk & Wardwell, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York. The validity of the common shares will be passed upon for ASE Inc. by Lee and Li, Taipei, Taiwan, ROC.

EXPERTS

The Consolidated Financial Statements and the selected income statement and balance sheet data under the caption ''Selected Consolidated Financial Information'' for each of the five years in the period ended December 31, 1999 have been derived from the audited consolidated financial statements of ASE Inc. Our financial statements for the years ended December 31, 1997, 1998 and 1999 have been audited by T.N. Soong & Co., independent public accountants, as indicated in their reports with respect thereto. T.N. Soong & Co. is a member firm of Andersen Worldwide, SC in Taiwan, ROC. The Consolidated Financial Statements and selected income statement and balance sheet data of ASE Inc. referred to above have been included herein in reliance upon the reports of the firm and upon the authority of the firm as experts in accounting and auditing in giving said reports. The combined balance sheet of Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea as of December 31, 1998, and the related combined statements of operations and cash flows for the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG Certified Public Accountants, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

116

AVAILABLE INFORMATION

We have filed a registration statement on Form F-1, a registration statement on Form F-4 and a registration statement on Form F-6 with the SEC under the U.S. Securities Act of 1933 covering the common shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.

You may review copies of the registration statements at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies of all or any portion of the registration statements from the public reference room or by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. You may also review copies of the registration statements by visiting the SEC's website.

Upon completion of the offering, we will be subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC. You can also obtain copies of the material from the public reference room or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will furnish to Citibank, N.A., as depositary of the ADSs, our annual reports. We will also furnish the depositary with quarterly reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders' meeting and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders' meeting it receives.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc., a corporation incorporated under the laws of the Republic of China, and its consolidated subsidiaries (the ''Corporation'') as of December 31, 1998 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of China, which are substantially similar to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China.

Certain accounting practices of the Corporation used in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of China, but do not conform with generally accepted accounting principles in the United States of America (''US GAAP''). A description of the differences and the adjustments required to conform the financial statements to US GAAP are set forth in Note 27.

The consolidated financial statements of the Corporation as of and for the six months ended June 30, 1999 and 2000, which are presented solely for comparative purposes, were not audited by independent auditors.


T N Soong & Co
A Member Firm of Andersen Worldwide, SC
Taipei, Taiwan
Republic of China


January 31, 2000

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	As of December 31,			As of June 30,	
	1998	1999	1999	2000	2000
	NT$	NT$	US$	NT$ (Unaudited)	US$
ASSETS					
CURRENT ASSETS					
Cash	8,173,901	11,809,112	383,413	6,239,857	202,593
Short-term investments (Notes 2 and 3)	647,209	216,280	7,022	3,001,609	97,455
Notes receivable	390,572	201,042	6,527	272,142	8,836
Accounts receivable — net (Notes 2 and 4)	3,246,101	7,262,415	235,793	8,439,839	274,021
Inventories (Notes 2 and 5)	1,744,789	2,449,691	79,535	2,710,909	88,016
Deferred income tax assets — net (Notes 2 and 17)	256,375	492,533	15,991	803,616	26,091
Prepayments and other	515,488	919,219	29,845	1,514,131	49,160
Total Current Assets	14,974,435	23,350,292	758,126	22,982,103	746,172
LONG-TERM INVESTMENTS					
Shares of stock (Notes 2, 6 and 20)	6,554,429	9,184,681	298,204	10,554,101	342,666
Bonds (Notes 2 and 7)	762,614	489,751	15,901	479,912	15,581
Total Long-Term Investments	7,317,043	9,674,432	314,105	11,034,013	358,247
PROPERTIES (Notes 2, 8 and 21)					
Cost					
Land and land improvements	125,036	4,167,529	135,309	3,434,893	111,522
Buildings and improvements	4,138,461	7,304,856	237,171	8,167,102	265,166
Machinery and equipment	21,135,998	36,187,779	1,174,928	44,895,677	1,457,652
Transportation equipment	48,913	115,136	3,738	88,940	2,888
Furniture and fixtures	343,979	653,710	21,224	854,113	27,731
Leased assets and leasehold improvements	54,926	363,701	11,809	541,451	17,579
Long leasehold land	57,902	56,275	1,827	55,101	1,789
Total cost	25,905,215	48,848,986	1,586,006	58,037,277	1,884,327
Accumulated depreciation	(7,980,685)	(14,961,384)	(485,759)	(17,910,313)	(581,504)
	17,924,530	33,887,602	1,100,247	40,126,964	1,302,823
Construction in progress	1,071,429	894,935	29,056	1,362,010	44,221
Machinery in transit and prepayments	1,360,884	3,324,929	107,952	7,415,466	240,762
Net Properties	20,356,843	38,107,466	1,237,255	48,904,440	1,587,806
OTHER ASSETS (Notes 2, 9 and 21)	1,125,882	952,757	30,934	1,148,578	37,292
CONSOLIDATED DEBITS (Notes 2 and 10)	3,237,264	5,245,828	170,319	4,934,867	160,223
TOTAL ASSETS	47,011,467	77,330,775	2,510,739	89,004,001	2,889,740

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

	As of December 31,			As of June 30,	
	1998	1999	1999	2000	2000
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Short-term borrowings (Notes 11 and 21)	2,569,447	3,787,647	122,976	7,482,748	242,946
Commercial papers and bank acceptances payable (Note 12)	2,220,624	1,703,593	55,311	2,306,773	74,895
Notes payable	214,858	—	—	—	—
Accounts payable	1,410,319	3,152,353	102,349	4,592,250	149,099
Accrued expenses and other (Note 13)	1,663,179	4,157,235	134,975	5,750,484	186,704
Income tax payable	202,898	458,425	14,884	597,499	19,399
Current portion of long-term debts (Notes 14 and 21)	2,020,155	2,886,351	93,713	2,533,342	82,252
Current portion of long-term payable for investments (Note 26)	—	1,490,599	48,396	1,459,500	47,387
Total Current Liabilities	10,301,480	17,636,203	572,604	24,722,596	802,682
LONG-TERM BONDS PAYABLE (Note 13)	6,943,703	10,827,663	351,548	10,960,904	355,873
LONG-TERM DEBTS (Notes 14 and 21)	5,291,278	9,739,639	316,222	10,116,406	328,455
LONG-TERM PAYABLE FOR INVESTMENTS (Note 26)	—	3,984,181	129,356	3,900,781	126,649
ACCRUED PENSION COST (Notes 2 and 18)	168,061	189,189	6,142	261,257	8,482
DEFERRED INCOME TAX LIABILITIES — NET (Note 17)	—	6,590	214	252,439	8,196
Total Liabilities	22,704,522	42,383,465	1,376,086	50,214,383	1,630,337
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,432,137	4,890,274	158,775	5,984,189	194,292
SHAREHOLDERS' EQUITY (Note 15)					
Capital stock — NT$10 par value					
Authorized — 2,200,000 thousand shares in 1998 and 2,400,000 thousand shares in 1999 and 2000					
Issued — 1,780,000 thousand shares in 1998, 1,980,000 thousand shares in 1999 and 1,980,355 thousand shares in 2000	17,800,000	19,800,000	642,857	19,803,551	642,972
Capital surplus					
Capital in excess of par value	518,121	1,921	62	34,023	1,104
Net gain on disposal of properties	6,212	11,879	386	11,879	386
Adjustment of equity in subsidiary due to change in percentage of ownership	664,840	669,874	21,749	727,284	23,613
Total capital surplus	1,189,173	683,674	22,197	773,186	25,103
Retained earnings	3,085,527	9,243,346	300,109	12,081,062	392,243
Unrealized loss on long-term investment in shares of stock	(703,865)	—	—	—	—
Cumulative translation adjustments	503,973	330,016	10,715	147,630	4,793
Total Shareholders' Equity	21,874,808	30,057,036	975,878	32,805,429	1,065,111
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,011,467	77,330,775	2,510,739	89,004,001	2,889,740

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings per Share, GDS and ADS)

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999	1999	1999	2000	2000
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
NET REVENUES (Note 25)							
Packaging	15,334,317	16,867,404	24,522,968	796,200	8,942,914	17,725,445	575,501
Testing	2,383,326	3,131,278	7,793,198	253,026	2,772,722	5,789,520	187,972
Other	1,370,537	763,741	293,395	9,526	198,093	82,185	2,668
Subtotal	19,088,180	20,762,423	32,609,561	1,058,752	11,913,729	23,597,150	766,141
COST OF REVENUES							
Packaging	11,343,806	13,173,587	18,769,995	609,415	7,067,689	12,837,141	416,790
Testing	1,234,606	1,646,706	4,687,939	152,206	1,637,068	3,294,980	106,980
Other	1,180,049	647,840	501,632	16,287	338,662	144,509	4,692
Subtotal	13,758,461	15,468,133	23,959,566	777,908	9,043,419	16,276,630	528,462
GROSS PROFIT	5,329,719	5,294,290	8,649,995	280,844	2,870,310	7,320,520	237,679
OPERATING EXPENSES							
Selling	733,500	744,742	924,347	30,011	291,278	458,288	14,879
General and administrative	701,899	1,255,081	2,162,765	70,220	946,267	1,595,563	51,804
Research and development	372,914	453,611	714,324	23,192	353,654	534,721	17,361
Total Operating Expenses	1,808,313	2,453,434	3,801,436	123,423	1,591,199	2,588,572	84,044
INCOME FROM OPERATIONS	3,521,406	2,840,856	4,848,559	157,421	1,279,111	4,731,948	153,635
NON-OPERATING INCOME							
Interest	340,272	605,397	423,158	13,739	206,735	204,122	6,627
Gain on sale of investments (Notes 2 and 16)	4,870,929	606,944	5,544,155	180,005	3,884,817	—	—
Investment income under equity method — net (Notes 2 and 6)	—	—	50,595	1,642	—	—	—
Foreign exchange gain — net (Note 2)	—	—	—	—	210,004	183,794	5,967
Other	86,387	146,516	314,549	10,213	56,232	29,757	966
Total Non-Operating Income	5,297,588	1,358,857	6,332,457	205,599	4,357,788	417,673	13,560
NON-OPERATING EXPENSES							
Interest (Notes 2, 8 and 13)	426,197	985,796	1,469,795	47,721	572,525	1,021,752	33,174
Investment loss under equity method — net (Notes 2 and 6)	40,929	100,549	—	—	93,240	86,138	2,796
Foreign exchange loss — net (Notes 2 and 24)	133,799	935,474	538,368	17,479	—	—	—
Other	75,348	196,613	110,412	3,585	3,760	17,612	572
Total Non-Operating Expenses	676,273	2,218,432	2,118,575	68,785	669,525	1,125,502	36,542
INCOME BEFORE INCOME TAX AND MINORITY INTEREST AND ACQUISITION	8,142,721	1,981,281	9,062,441	294,235	4,967,374	4,024,119	130,653
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)	(374,865)	150,777	(459,543)	(14,920)	(163,983)	(499,231)	(16,209)
INCOME BEFORE MINORITY INTEREST AND ACQUISITION	7,767,856	2,132,058	8,602,898	279,315	4,803,391	3,524,888	114,444
INCOME BEFORE ACQUISITION (Note 2)	—	—	(65,167)	(2,116)	(65,167)	—	—
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(364,308)	(528,097)	(743,065)	(24,125)	(221,473)	(604,064)	(19,612)

The accompanying notes are an integral part of the consolidated financial statements.

F-5

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Earnings per Share, GDS and ADS)

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999	1999	1999	2000	2000
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
NET INCOME.........................	7,403,548	1,603,961	7,794,666	253,074	4,516,751	2,920,824	94,832
EARNINGS PER SHARE (Notes 2 and 20)							
Based on weighted average number of outstanding shares of 1,980,000,000 in 1999 and 1,780,000,000 in 1998 and 1,017,000,000 in 1997 and 1,980,234,123 and 1,780,000,000 for the six months ended June 30, 2000 and 1999							
Primary	7.19	0.85	3.89	0.13	2.52	1.46	0.05
Fully diluted	7.18	0.85	3.89	0.13	2.52	1.46	0.05
Based on weighted average number of outstanding shares after giving retroactive adjustment to 1998 and 1999 stock dividends							
Primary	3.69	0.77			2.26		
Fully diluted	3.69	0.77			2.26		
EARNINGS PER EQUIVALENT GDS AND PRO FORMA EQUIVALENT ADS (Notes 2 and 20)							
Based on weighted average number of outstanding shares after giving retroactive adjustment to 1998 and 1999 stock dividends							
Primary	18.45	3.85	19.45	0.65	11.30	7.30	0.25
Fully diluted	18.45	3.85	19.45	0.65	11.30	7.30	0.25

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

F-7

| | CAPITAL STOCK (NT$10 Par Value) | | | CAPITAL SURPLUS (Note 2) | RETAINED EARNINGS | | | UNREALIZED LOSS ON LONG-TERM INVESTMENT IN SHARES OF STOCK (Note 2) | CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2) | TOTAL SHAREHOLDERS' EQUITY |
	Authorized Shares	Issued and Outstanding Shares	Issued and Outstanding Amount		Legal Reserve	Unappropriated Earnings	Total			
					(In Thousands, Except Share Data)					
BALANCE, JANUARY 1, 1997 ..	1,000,000,000	729,000,000	NT$ 7,290,000	NT$ 3,357,428	NT$ 452,284	NT$ 1,956,916	NT$ 2,409,200	NT$ —	NT$ 101,927	NT$13,158,555
Increase in authorized capital, April 12, 1997	400,000,000	—	—	—	—	—	—	—	—	—
Appropriations of 1996 earnings (Note 15)										
Legal reserve................	—	—	—	—	197,127	(197,127)	—	—	—	—
Compensation to directors and supervisors	—	—	—	—	—	(35,400)	(35,400)	—	—	(35,400)
Stock dividends — 21%	—	153,090,000	1,530,900	—	—	(1,530,900)	(1,530,900)	—	—	—
Bonus to employees — stock	—	10,980,000	109,800	—	—	(109,800)	(109,800)	—	—	—
Bonus to employees — cash..	—	—	—	—	—	(14,390)	(14,390)	—	—	(14,390)
Stock dividends from capital surplus — 17%...	—	123,930,000	1,239,300	(1,239,300)	—	—	—	—	—	—
Reduction of earnings resulting from appropriations by a subsidiary of bonus to employees and compensation to directors and supervisors ..	—	—	—	—	—	(13,890)	(13,890)	—	—	(13,890)
Transfer of subsidiary's net gain on disposal of properties	—	—	—	816	—	(816)	(816)	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	231,038	—	—	—	—	—	231,038
Net income in 1997	—	—	—	—	—	7,403,548	7,403,548	—	—	7,403,548
Transfer of net gain on disposal of properties	—	—	—	2,372	—	(2,372)	(2,372)	—	—	—
Cumulative translation adjustments (Note 2)	—	—	—	—	—	—	—	—	304,192	304,192
BALANCE, DECEMBER 31, 1997	1,400,000,000	1,017,000,000	NT$10,170,000	NT$ 2,352,354	NT$ 649,411	NT$ 7,455,769	NT$ 8,105,180	NT$ —	NT$ 406,119	NT$21,033,653

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	CAPITAL STOCK (NT$10 Par Value)			CAPITAL SURPLUS (Note 2)	RETAINED EARNINGS			UNREALIZED LOSS ON LONG-TERM INVESTMENT IN SHARES OF STOCK (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TOTAL SHAREHOLDERS' EQUITY
	Authorized Shares	Issued and Outstanding			Legal Reserve	Unappropriated Earnings	Total			
		Shares	Amount							
					(In Thousands, Except Share Data)					
BALANCE, JANUARY 1, 1998	1,400,000,000	1,017,000,000	NT$10,170,000	NT$ 2,352,354	NT$ 649,411	NT$ 7,455,769	NT$ 8,105,180	NT$ —	NT$ 406,119	NT$21,033,653
Increase in authorized capital, March 21, 1998	800,000,000	—	—	—	—	—	—	—	—	—
Appropriations of 1997 earnings (Note 15)										
Legal reserve	—	—	—	—	740,118	(740,118)	—	—	—	—
Compensation to directors and supervisors	—	—	—	—	—	(120,000)	(120,000)	—	—	(120,000)
Stock dividends — 60%	—	610,200,000	6,102,000	—	—	(6,102,000)	(6,102,000)	—	—	—
Bonus to employees — stock	—	30,760,000	307,600	—	—	(307,600)	(307,600)	—	—	—
Bonus to employees — cash	—	—	—	—	—	(92,400)	(92,400)	—	—	(92,400)
Stock dividends from capital surplus — 12%	—	122,040,000	1,220,400	(1,220,400)	—	—	—	—	—	—
Transfer of subsidiary's net gain on disposal of properties	—	—	—	204	—	(204)	(204)	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	55,605	—	—	—	—	—	55,605
Net income in 1998	—	—	—	—	—	1,603,961	1,603,961	—	—	1,603,961
Transfer of net gain on disposal of properties	—	—	—	1,410	—	(1,410)	(1,410)	—	—	—
Unrealized loss on long-term investment in shares of stock	—	—	—	—	—	—	—	(703,865)	—	(703,865)
Cumulative translation adjustments (Note 2)	—	—	—	—	—	—	—	—	97,854	97,854
BALANCE, DECEMBER 31, 1998	2,200,000,000	1,780,000,000	NT$17,800,000	NT$ 1,189,173	NT$1,389,529	NT$ 1,695,998	NT$ 3,085,527	NT$ (703,865)	NT$ 503,973	NT$21,874,808

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	CAPITAL STOCK (NT$10 Par Value)			CAPITAL SURPLUS (Note 2)	RETAINED EARNINGS			UNREALIZED LOSS ON LONG-TERM INVESTMENT IN SHARES OF STOCK (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TOTAL SHAREHOLDERS' EQUITY
	Authorized Shares	Issued and Outstanding			Legal Reserve	Unappropriated Earnings	Total			
		Shares	Amount							
					(In Thousands, Except Share Data)					
BALANCE, JANUARY 1, 1999	2,200,000,000	1,780,000,000	NT$17,800,000	NT$1,189,173	NT$1,389,529	NT$ 1,695,998	NT$ 3,085,527	NT$ (703,865)	NT$ 503,973	NT$21,874,808
Increase in authorized capital, June 9, 1999	200,000,000	—	—	—	—	—	—	—	—	—
Appropriations of 1998 earnings (Note 15)										
Legal reserve	—	—	—	—	160,255	(160,255)	—	—	—	—
Compensation to directors and supervisors	—	—	—	—	—	(28,800)	(28,800)	—	—	(28,800)
Stock dividends — 7.8%	—	138,840,000	1,388,400	—	—	(1,388,400)	(1,388,400)	—	—	—
Bonus to employees — stock	—	9,540,000	95,400	—	—	(95,400)	(95,400)	—	—	—
Bonus to employees — cash	—	—	—	—	—	(5,500)	(5,500)	—	—	(5,500)
Stock dividends from capital surplus — 2.9%	—	51,620,000	516,200	(516,200)	—	—	—	—	—	—
Transfer of subsidiary's net gain on disposal of properties	—	—	—	4,931	—	(4,931)	(4,931)	—	—	—
Transfer of net gain on disposal of properties	—	—	—	736	—	(736)	(736)	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	5,034	—	(113,080)	(113,080)	—	—	(108,046)
Net income in 1999	—	—	—	—	—	7,794,666	7,794,666	—	—	7,794,666
Reversal of unrealized loss on long-term investment in shares of stock	—	—	—	—	—	—	—	703,865	—	703,865
Cumulative translation adjustments (Note 2)	—	—	—	—	—	—	—	—	(173,957)	(173,957)
BALANCE, DECEMBER 31, 1999	2,400,000,000	1,980,000,000	NT$19,800,000	NT$683,674	NT$1,549,784	NT$ 7,693,562	NT$ 9,243,346	NT$ —	NT$ 330,016	NT$30,057,036

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	CAPITAL STOCK (NT$10 Par Value)			CAPITAL SURPLUS (Note 2)	RETAINED EARNINGS			UNREALIZED LOSS ON LONG-TERM INVESTMENT IN SHARES OF STOCK (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TOTAL SHAREHOLDERS' EQUITY
	Authorized Shares	Issued and Outstanding			Legal Reserve	Unappropriated Earnings	Total			
		Shares	Amount							
				(In Thousands, Except Share Data)						
BALANCE, JANUARY 1, 2000	2,400,000,000	1,980,000,000	NT$19,800,000	NT$683,674	NT$1,549,784	NT$ 7,693,562	NT$ 9,243,346	NT$ —	NT$ 330,016	NT$30,057,036
Convertible bonds converted into common shares	—	355,086	3,551	32,102	—	—	—	—	—	35,653
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	57,410	—	(83,108)	(83,108)	—	—	(25,698)
Net income for six months ended June 30, 2000	—	—	—	—	—	2,920,824	2,920,824	—	—	2,920,824
Cumulative translation adjustment (Note 2)	—	—	—	—	—	—	—	—	(182,386)	(182,386)
BALANCE, JUNE 30, 2000 (Unaudited)	2,400,000,000	1,980,355,086	NT$19,803,551	NT$773,186	NT$1,549,784	NT$10,531,278	NT$12,081,062	NT$ —	NT$ 147,630	NT$32,805,429

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | CAPITAL STOCK (NT$10 Par Value) | | | CAPITAL SURPLUS (Note 2) | RETAINED EARNINGS | | | UNREALIZED LOSS ON LONG-TERM INVESTMENT IN SHARES OF STOCK (Note 2) | CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2) | TOTAL SHAREHOLDERS' EQUITY |
	Authorized Shares	Issued and Outstanding Shares	Issued and Outstanding Amount		Legal Reserve	Unappropriated Earnings	Total			
					(In Thousands, Except Share Data)					
BALANCE, JANUARY 1, 1999	2,200,000,000	1,780,000,000	US$ 577,922	US$ 38,610	US$ 45,115	US$ 55,064	US$ 100,179	US$ (22,853)	US$ 16,363	US$ 710,221
Increase in authorized capital, June 9, 1999	200,000,000	—	—	—	—	—	—	—	—	—
Appropriations of 1998 earnings (Note 15)										
Legal reserve	—	—	—	—	5,203	(5,203)	—	—	—	—
Compensation to directors and supervisors	—	—	—	—	—	(935)	(935)	—	—	(935)
Stock dividends — 7.8%	—	138,840,000	45,078	—	—	(45,078)	(45,078)	—	—	—
Bonus to employees — stock	—	9,540,000	3,097	—	—	(3,097)	(3,097)	—	—	—
Bonus to employees — cash	—	—	—	—	—	(179)	(179)	—	—	(179)
Stock dividends from capital surplus — 2.9%	—	51,620,000	16,760	(16,760)	—	—	—	—	—	—
Transfer of subsidiary's gain on disposal of properties	—	—	—	160	—	(160)	(160)	—	—	—
Transfer of net gain on disposal of properties	—	—	—	24	—	(24)	(24)	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	163	—	(3,671)	(3,671)	—	—	(3,508)
Net income in 1999	—	—	—	—	—	253,074	253,074	—	—	253,074
Reversal of unrealized loss on long-term investment in shares of stock	—	—	—	—	—	—	—	22,853	—	22,853
Cumulative translation adjustments (Note 2)	—	—	—	—	—	—	—	—	(5,648)	(5,648)
BALANCE, DECEMBER 31, 1999	2,400,000,000	1,980,000,000	US$ 642,857	US$ 22,197	US$ 50,318	US$ 249,791	US$ 300,109	US$ —	US$ 10,715	US$ 975,878

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	CAPITAL STOCK (NT$10 Par Value)				RETAINED EARNINGS			UNREALIZED LOSS ON LONG-TERM INVESTMENT IN SHARES OF STOCK (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TOTAL SHAREHOLDERS' EQUITY
	Authorized Shares	Issued and Outstanding		CAPITAL SURPLUS (Note 2)	Legal Reserve	Unappropriated Earnings	Total			
		Shares	Amount							
					(In Thousands, Except Share Data)					
BALANCE, JANUARY 1, 2000 ..	2,400,000,000	1,980,000,000	US$ 642,857	US$ 22,197	US$ 50,318	US$ 249,791	US$ 300,109	US$ —	US$ 10,715	US$ 975,878
Convertible bonds converted into common shares	—	355,086	115	1,042	—	—	—	—	—	1,157
Adjustment of equity in subsidiary due to change in percentage of ownership		—	—	1,864	—	(2,698)	(2,698)	—	—	(834)
Net income for six months ended June 30, 2000	—	—	—	—	—	94,832	94,832	—	—	94,832
Cumulative translation adjustment (Note 2)	—	—	—	—	—	—	—	—	(5,922)	(5,922)
BALANCE, JUNE 30, 2000 (Unaudited)	2,400,000,000	1,980,355,086	US$ 642,972	US$ 25,103	US$ 50,318	US$ 341,925	US$ 392,243	US$ —	US$ 4,793	US$ 1,065,111

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999	1999	1999	2000	2000
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
CASH FLOWS FROM OPERATING ACTIVITIES							
Net income	7,403,548	1,603,961	7,794,666	253,074	4,516,751	2,920,824	94,832
Adjustments to reconcile net income to net cash provided by operating activities:							
Minority interest in net income of subsidiaries	364,308	528,097	743,065	24,125	221,473	604,064	19,612
Depreciation	2,138,883	2,960,604	5,128,282	166,503	1,943,562	3,662,867	118,924
Amortization	162,675	276,585	426,085	13,834	200,570	217,582	7,064
Exchange (gain) loss on long-term foreign:							
Bonds payable	108,000	(91,392)	(191,895)	(6,230)	11,113	(134,556)	(4,369)
Debts	385,553	(63,913)	(3,927)	(128)	—	44,190	1,435
Shares of stock and bonds	(70,850)	8,285	14,556	473	(1,787)	3,682	120
Accrued interest on convertible bonds	69,327	437,768	615,805	19,994	224,547	381,858	12,398
Provision for doubtful accounts and sales allowance	39,933	44,789	109,263	3,548	18,142	94,419	3,066
Gain on sale of investments	(4,870,929)	(606,944)	(5,544,155)	(180,005)	(3,884,817)	—	—
Investment (income)loss under equity method	40,929	100,549	(50,595)	(1,643)	93,240	86,138	2,797
Loss (gain) on disposal of properties	(5,477)	(546)	(20,903)	(679)	10,167	(1,288)	(42)
Provision (reversal of allowance) for loss on short-term investments	21,500	(10,779)	(10,721)	(348)	(59,725)	350	11
Amortization of consolidated debit	54,144	346,709	508,799	16,519	205,202	310,961	10,096
Amortization of consolidated credit	(983)	(983)	(983)	(32)	(61)	—	—
Deferred income taxes	42,764	(267,511)	(343,180)	(11,142)	(101,830)	65,907	2,140
Changes in operating assets and liabilities, net of effects from purchases of Motorola SPS Businesses and ISE Labs, Inc.							
Short-term investments	(3,006,683)	3,530,471	569,099	18,477	(1,542,273)	(2,798,775)	(90,869)
Notes receivable	(184,402)	333,717	189,530	6,154	245,780	(36,285)	(1,178)
Accounts receivable	(491,893)	79,131	(2,722,498)	(88,393)	28,041	(2,869,113)	(93,153)
Inventories	(220,257)	314,207	(444,885)	(14,444)	68,381	(306,952)	(9,966)
Prepayments and other	(106,805)	(86,985)	(284,376)	(9,233)	34,226	(217,868)	(7,074)
Notes payable	135,400	(136,030)	(214,858)	(6,976)	(2,645)	—	—
Accounts payable	91,921	318,435	869,713	28,237	(39,119)	474,076	15,392
Income tax payable	179,847	(136,221)	238,982	7,759	21,907	83,184	2,701
Accrued expenses and other	882,169	(745,419)	598,025	19,416	65,922	550,377	17,869
Accrued pension cost	53,318	66,941	(551,421)	(17,903)	3,507	48,373	1,571
Effect of exchange rate changes	(1,030,683)	(78,905)	168,350	5,466	44,378	168,969	5,486
Net cash provided by operating activities	2,185,257	8,724,621	7,589,823	246,423	2,324,652	3,352,984	108,863

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Thousands)

	Year Ended December 31,				Six Months Ended June 30,		
	1997	**1998**	**1999**	**1999**	**1999**	**2000**	**2000**
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
CASH FLOWS FROM INVESTING ACTIVITIES							
Acquisition of Motorola SPS Businesses	—	—	(4,259,541)	(138,297)	—	—	—
Acquisition of ISE Labs, Inc.	—	—	(3,014,427)	(97,871)	(3,014,427)	—	—
Acquisition of fixed assets	(8,030,125)	(6,944,980)	(9,869,161)	(320,427)	(2,593,926)	(13,140,580)	(426,642)
Payments for long-term investments:							
Shares of stock	(846,522)	(2,598,519)	(3,538,728)	(114,894)	(3,349,229)	(1,500,000)	(48,702)
Bonds	(285,790)	(190,039)	—	—	—	—	—
Increase in other assets	(657,445)	(462,699)	(202,668)	(6,580)	(134,384)	(516,046)	(16,755)
Proceeds from sales of:							
Properties	219,326	493,898	361,149	11,726	50,736	161,382	5,240
Shares of stock:							
ASE Inc.	—	75,672	3,170,957	102,953	—	—	—
ASE Test Limited	5,495,021	214,865	4,718,324	153,192	4,505,479	—	—
Bonds	—	—	282,306	9,166	—	—	—
Purchase of ASE Test Limited shares	(962,119)	(2,676,952)	—	—	—	—	—
Net cash used in investing activities	(5,067,654)	(12,088,754)	(12,351,789)	(401,032)	(4,535,751)	(14,995,244)	(486,859)
CASH FLOWS FROM FINANCING ACTIVITIES							
Proceeds from (repayments of):							
Issuance of foreign convertible bonds	6,420,000	—	3,460,050	112,340	3,268,000	—	—
Long-term debts	2,010,786	828,345	4,201,517	136,413	3,218,508	1,560,202	50,656
Commercial papers and bank acceptances payable	923,217	807,665	(517,031)	(16,787)	(553,920)	856,571	27,811
Proceeds from (repayments of) short-term borrowings	1,020,861	(692,274)	1,218,200	39,552	2,998,249	3,480,643	113,008
Repayments of long-term domestic bonds payable	(200,000)	—	—	—	—	—	—
Increase (decrease) in deferred intercompany profit	185,244	(22,008)	—	—	—	(61)	(2)
Increase (decrease) in minority interest	993,871	(119,994)	231,591	7,519	113,461	344,619	11,189
Compensation to directors and supervisors and bonus to employees	(63,680)	(212,400)	(28,800)	(935)	—	—	—
Net cash provided by financing activities	11,290,299	589,334	8,565,527	278,102	9,044,298	6,241,974	202,662
Effect of exchange rate changes	1,030,683	78,905	(168,350)	(5,466)	(44,378)	(168,969)	(5,486)
NET INCREASE (DECREASE) IN CASH	9,438,585	(2,695,894)	3,635,211	118,027	6,788,821	(5,569,255)	(180,820)
CASH, BEGINNING OF YEAR (PERIOD)	1,431,210	10,869,795	8,173,901	265,386	8,173,901	11,809,112	383,413
CASH, END OF YEAR (PERIOD)	10,869,795	8,173,901	11,809,112	383,413	14,962,722	6,239,857	202,593

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Thousands)

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999	1999	1999	2000	2000
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
SUPPLEMENTAL INFORMATION							
Interest paid (excluding capitalized interest)	333,623	542,590	787,106	25,555	308,479	522,665	16,970
Income tax paid	152,254	293,901	397,065	12,892	241,322	400,032	12,988
Acquisition of fixed assets	8,237,441	7,447,692	11,097,395	360,305	2,794,345	15,032,862	488,080
Increase in payable	(207,316)	(502,712)	(1,228,234)	(39,878)	(200,419)	(1,892,282)	61,438
Cash paid for acquisition of fixed assets	8,030,125	6,944,980	9,869,161	320,427	2,593,926	13,140,580	426,642
Total assets acquired from acquisition of Motorola SPS Businesses	—	—	12,783,224	415,040	—	—	—
Less: liabilities assumed	—	—	1,627,383	52,837	—	—	—
Payable amounts	—	—	11,155,841	362,203	—	—	—
Less: payable balance at end of year	—	—	5,474,780	177,753	—	—	—
Cash paid.....................	—	—	5,681,061	184,450	—	—	—
Less: cash received at the date of acquisition	—	—	1,421,520	46,153	—	—	—
Net cash outflow	—	—	4,259,541	138,297	—	—	—
Total assets acquired from acquisition of ISE Labs, Inc. ...	—	—	4,671,849	151,684	4,671,849	—	—
Less: liabilities assumed	—	—	1,371,453	44,528	1,371,453	—	—
Cash paid.....................	—	—	3,300,396	107,156	3,300,396	—	—
Less: cash received at the date of acquisition	—	—	285,969	9,285	285,969	—	—
Net cash outflow	—	—	3,014,427	97,871	3,014,427	—	—

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1998 and 1999
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

1. General

Advanced Semiconductor Engineering, Inc. (''ASE''), a corporation incorporated under the laws of the Republic of China (the ''ROC''), is an independent provider of semiconductor packaging and testing service. ASE's common shares are traded on the Taiwan Stock Exchange. ASE and its consolidated subsidiaries and affiliates is referred to as ''ASE Group''.

ASE has five wholly-owned subsidiaries: a) ASE Holding Limited (incorporated in Bermuda in 1990) holds shares in ASE Group companies; b) ASE Marketing Services Ltd. (incorporated in Hong Kong in 1991) engages in trading; c) ASE Investment Co. (incorporated in the ROC in March 1996) holds shares in ASE Group companies; d) J&R Holding Limited (incorporated in Bermuda in May 1996) holds shares in ASE Group companies; and e) ASE Capital Co. (incorporated in Taiwan in November 1997) holds shares in ASE Group companies. As of December 31, 1999, ASE also has a 75% equity stake in ASE Technologies, Inc., a company incorporated in the ROC engaged in the research and development, manufacture and sale of computers and related accessories, and a 38% equity stake in ASE Material Inc. (''ASE Material''), a company incorporated in the ROC engaged in manufacturing and processing of leadframes for semiconductors. In addition, ASE Test, Inc. has a 10% equity stake in ASE Material.

In 1999, ASE (Chung Li) Inc. (''ASE Chung Li'') and ASE Investment (Labuan) Inc., a holding company, were incorporated to acquire a 100% interest in the Motorola Semiconductor Products Sector Businesses (''Motorola SPS Businesses'') in Chung Li, Taiwan and Paju, Korea on July 4, 1999. ASE and ASE Test Limited (''ASE Test'') own 70% and 30% equity stakes in the two subsidiaries, respectively. ASE Investment (Labuan) Inc. owns 100% equity of ASE Korea Inc. The acquisition transaction was accounted for as a purchase, and the purchase price was approximately US$350.1 million (NT$10,783.1 million) (see Note 26).

ASE Holding Limited has the following wholly-owned subsidiaries: a) ASEP Realty Corporation (incorporated in the Philippines in December 1995) is engaged in developing and investing in real estate; b) ASE Holding Electronics (Philippines) (incorporated in the Philippines in December 1995) is engaged in the manufacture of electronic products, components and semiconductors; and c) ASE Holding (Singapore) Pte. Ltd. (incorporated in Singapore in December 1994) holds shares in ASE Group companies. A portion of the share capital of the Philippine subsidiaries are held by certain individuals due to legal limitations; share transfer agreements have been signed to safeguard such investments. ASE Holding (Singapore) Pte. Ltd. has 100% equity in ASE Electronics (M) Sdn, Bhd. (''ASE Test Malaysia'') (incorporated in Malaysia in 1991), which is engaged in the manufacturing, processing, testing and sales of integrated circuits. In April 1997, ASE Holding Limited transferred its shareholding in ASE Test Malaysia to ASE Test.

J&R Holding Limited has a 48%-owned subsidiary, namely ASE Test (incorporated in Singapore in May 1996) and holds shares in ASE Group companies. In addition, ASE Holding Limited has a 9% equity stake in ASE Test. The shares of ASE Test have been listed on the NASDAQ National Market in the United States since June 1996.

ASE Test has four majority-owned subsidiaries: a) ASE Test, Inc., which is engaged in the testing of semiconductors; b) ASE Test Malaysia, which is engaged in the packaging and testing of semiconductors; c) ASE Test Holding, which mainly holds shares in ASE Group companies;

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

and d) ASE Test Finance Limited (incorporated in Mauritius in June 1999), which is engaged in financing activities.

ASE Test, Inc. has a wholly-owned subsidiary, ASE Test (USA) Inc., which is engaged in the after-sale service of tested semiconductors.

In May 1999, ASE Test acquired 70% of the outstanding shares of ISE Labs, Inc. ("ISE Labs"). ISE Labs engages in front-end engineering testing, final testing and packaging of semiconductors. The purchase cost, including transaction costs, was approximately US$100.1 million (NT$3,083.1 million). ASE Test has committed to the minority shareholders of ISE Labs that if ISE Labs (i) does not consummate its initial public offering in the United States by December 31, 2001 at or above a predetermined price or (ii) disposes of certain material assets, ASE Test will be obligated to purchase the remaining 30% equity of ISE Labs for US$42 million (NT$1,293.6 million) plus accrued interest (payable either in cash or shares at the option of the minority shareholders) (see Note 26). Any future acquisition of the remaining 30% equity of ISE Labs will be accounted for as step-acquisitions using the purchase method. In June 1999, ASE Test Finance Limited issued US$160 million (NT$4,928 million) of convertible notes to finance the acquisitions of ISE Labs and Motorola SPS Businesses by ASE Test (see Note 13).

ASE Technologies, Inc. has two subsidiaries: a) ASE Technologies (U.S.A.), Inc. (100% ownership), which is mainly engaged in research and development, manufacture and sales of computers and related accessories; and b) Transmonde Technologies, Inc. (83% ownership), which is mainly engaged in sales of computers and related accessories.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with regulations governing the preparation of financial statements of public companies, and generally accepted accounting principles in the ROC ("ROC GAAP"). Significant accounting polices are summarized as follows:

Presentation of financial statements

For the purpose of the proposed offering of depositary shares, the accompanying balance sheets are presented for two year-ends as at December 31, 1998 and 1999, and the accompanying statements of income, changes in shareholders' equity and cash flows are presented for three years ended December 31, 1997, 1998 and 1999. Unaudited interim information as at and for the six months ended June 30, 1999 and 2000 is also presented for comparative purposes.

Unless otherwise stated, amounts presented are in thousands of New Taiwan dollars (NT$) or U.S. dollars (US$).

Consolidation

The consolidated financial statements include the accounts of ASE and all of the aforementioned companies (hereinafter, individually or collectively referred to as "the Corporation").

The consolidated method used by the Corporation to consolidate the statement of income of ISE Labs for the year ended December 31, 1999, ISE Lab's full year 1999 net revenues, cost of revenues and operating expenses are included in the Corporation's consolidated statements of

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

income. The pre-acquisition income of ISE Labs for the year ended December 31, 1999 (from January 1 to May 4, 1999) is then subtracted from the Corporation's net income for 1999.

The statements of income for both ASE Chung Li and ASE (Korea) Inc. (''ASE Korea'') (representing the acquirees from acquisitions of Motorola SPS Businesses) are consolidated since the date of acquisitions due to the change of business type after acquisition in ASE Chung Li and ASE Korea for the accounting of silicon wafers from previous purchase and sale transaction to customers' consignments (see accounting policy for inventories).

The accounts of ASE Material for 1999 are consolidated because ASE in effect controls ASE Material in the following manner. First, two of the five board members of ASE Material are appointed by ASE and one board member is appointed by ASE Test, Inc., a consolidated subsidiary of ASE. Second, Mr. Jason Chang, the Chairman of ASE, also serves as the Chairman of ASE Material. Third, ASE appoints ASE Material's sole Supervisor, whose duty under the ROC Company Law is to monitor ASE Material's business and financial condition. Finally, Mr. Jason Chang has committed to vote his shares of ASE Material, which represent a 11.4% ownership interest in ASE Material, in concert with ASE.

All intercompany accounts and transactions have been eliminated and minority shareholders' interests in the equity and earnings of the subsidiaries are presented separately in the financial statements. The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as consolidated credits (debits) and are amortized on the straight-line method over ten years.

Use of estimates

The preparation of financial statements in conformity with ROC GAAP and the generally accepted accounting principles in the United States (''US GAAP'') requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Short-term investments

Marketable securities are carried at cost less allowance for decline in market value.

Allowances for doubtful accounts

Allowance for doubtful accounts is provided based on an evaluation of the collectibility of receivables.

Inventories

Inventories are stated at the lower of weighted average cost or market value. Unbilled processing charges incurred (included in finished goods and work in process) are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts.

Materials received from customers for processing, mainly silicon wafers, are excluded from inventories.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Long-term investments in shares of stock

Long-term investments of which ASE owns at least 20% of the outstanding voting shares and where ASE exercises significant influence on the investee companies' operations are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for ASE's proportionate share in the net earnings or losses of the investee companies. Such proportionate share in earnings or losses are recognized as investment income or losses while any cash dividends received are reflected as a reduction in the carrying value of the investments. The goodwill representing the excess of the investment costs over ASE's proportionate equity in the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized over ten years. Changes in ASE's ownership percentage of investees accounted for by equity method are accounted for as adjustments of long-term investments and capital surplus. The writedown of carrying value of long-term investments has been taken on the basis of the discounted cash flows expected to be realized in the future.

Other long-term investments (including ASE common shares) in shares of stock are carried at cost. An allowance for decline in value is made for any permanent impairment in the carrying value of the investments and such decline in value is charged to current income. Cash dividends received are recognized as income. The sales of ASE stocks are reflected as gain from sale of long-term investment in the statement of income.

Unrealized profits or losses arising from transactions with equity investees or between equity investees are offset against investment income or loss from long-term investments, based on the percentage of ownership.

Long-term investments in bonds

Bond securities being held to maturity are stated at amortized cost.

Properties

Properties, except leased equipment, are stated at cost. Equipment held under capital lease and related obligations are stated at the lower of the fair value of the equipment at the beginning of the lease period or the present value of the total rental payments and the purchase price at the end of the lease period. Major renewals and improvements are capitalized, while maintenance and repairs are expensed currently.

Depreciation is provided on the straight-line method over estimated service lives which range as follows: land improvements, 20 years; long leasehold land, 60 years (lease period); buildings and improvements, 3 to 40 years; machinery and equipment, 3 to 8 years; furniture and fixtures, 5 to 10 years; transportation equipment, 3 to 10 years; and leased assets and leasehold improvements, 3 to 10 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life to the company, the residual value is depreciated over the remaining life, not to exceed 2 years.

When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any loss is charged to income; any gain is credited to income and, after deducting applicable income tax, is transferred to capital surplus.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Deferred charges

Deferred charges are amortized on the straight-line method as follows: tooling, 2 years; issuance costs of convertible bonds, 5 years; telecommunications, electrical and computer network systems, 5 years; and others, 2 to 5 years.

Consolidated debits

The consolidated debits as shown in the balance sheet representing goodwill arising from the excess of the acquisition costs of investments over ASE's proportionate equity in the net assets of the consolidated subsidiaries at the time of acquisitions or investments, are amortized on the straight-line method over 10 years.

Revenue recognition

Revenue from the sale of semiconductor and computer products and testing services is recognized upon shipment of the products or completion of the services, with a provision for estimated returns and allowances recorded at the time of recognition of revenue.

Income tax

Tax effects of deductible temporary differences and unused tax credits are recognized as deferred income tax assets, while those of taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred income tax assets based on the estimated realizability.

Adjustments of prior years' income tax are added to or deducted from the current year's tax provision.

Income taxes on undistributed earnings (10%) generated in 1998 and onwards for consolidated entities in the ROC are recorded as expense in the following year when the shareholders have resolved that the earnings shall be retained.

Pension cost

Pension cost is recorded based on actuarial calculations.

Convertible bonds

Conversion of convertible bonds into common shares is accounted for by book value method. Under this method, unamortized bond issuance cost, accrued interest no longer payable and the carrying value of the bond are written off. In addition, common shares are recorded at par value of the shares issued and the excess is recorded as capital surplus.

Foreign currency transactions and translation of foreign currency financial statements

ASE and its subsidiaries maintain their accounts in the currency of their respective countries of incorporation (local currencies) and functional currencies.

Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign currency assets and liabilities are settled, are credited or charged to income in the year of

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

settlement. Year-end balances of foreign currency assets and liabilities are restated based on prevailing exchange rates and the resulting differences are credited or charged to income.

The financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following rates: assets and liabilities, current rate; and income and expenses, average exchange rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

Derivative financial instruments

Premiums or discounts on foreign currency forward exchange contracts which hedge foreign currency assets or liabilities arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized over the contract period. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. The difference between receivable and payable balances arising from forward exchange contracts is accounted for as either current asset or current liability.

Written option contracts to purchase foreign currencies entered into for hedging purposes are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. The outstanding written option contracts are marked to market with charges to income.

Interest rate swap agreements to limit the impact of the variable interest rate of certain long-term debt are not recorded as assets or liabilities on the contract date. The variable rates on swaps are based primarily on U.S. dollar LIBOR. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense.

Earnings per share (''EPS'') and earnings per equivalent GDS and ADS

Common shares of ASE's convertible bonds are not considered in the calculation of primary and fully diluted EPS because they have anti-dilutive effect. Common share equivalents of the employees' stock options of ASE Test are included in the EPS calculation (See Note 20).

Earnings per equivalent global depositary share (''GDS'') and pro forma equivalent American depositary share (''ADS'') are calculated by multiplying earnings per share by five (each of the GDS and ADS represents five common shares).

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

U.S. dollar amount

ASE prepares its consolidated financial statements in New Taiwan dollars. Translations into U.S. dollars for 1999 and the first half of 2000 financial statements are included solely for the convenience of the readers, and are based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$30.8 to US$1.00 in effect as at June 30, 2000. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rates.

3. Short-Term Investments

	December 31,			June 30,	
	1998	1999	1999	2000	2000
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Mutual funds	480,000	186,667	6,060	2,976,713	96,647
Stocks	228,113	19,613	637	4,698	152
Convertible bonds and government bonds........................	—	10,000	325	20,198	656
	708,113	216,280	7,022	3,001,609	97,455
Allowance for loss	(60,904)	—	—	—	—
	647,209	216,280	7,022	3,001,609	97,455

4. Accounts Receivable — Net

	December 31,			June 30,	
	1998	1999	1999	2000	2000
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Accounts receivable	3,383,809	7,496,669	243,398	8,753,286	284,198
Allowance for doubtful accounts	(84,708)	(187,162)	(6,076)	(246,728)	(8,011)
Allowance for sales allowances	(53,000)	(47,092)	(1,529)	(66,719)	(2,166)
	3,246,101	7,262,415	235,793	8,439,839	274,021

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

The movement of allowance for doubtful accounts and sales allowances are as follows:

NT$	Doubtful Accounts	Sales Allowances
	NT$	NT$
Balance, beginning of 1997	47,486	5,500
Additions	32,933	7,000
Deductions	—	—
Balance, end of 1997	80,419	12,500
Additions	4,289	40,500
Deductions	—	—
Balance, end of 1998	84,708	53,000
Additions	109,263	—
Deductions	(6,809)	(5,908)
Balance, end of 1999	187,162	47,092
Additions	74,662	19,757
Deductions	(15,096)	(130)
Balance, June 30, 2000 (unaudited)	$246,728	$66,719
US$	US$	US$
Balance, end of 1998	2,750	1,721
Additions	3,548	—
Deductions	(222)	(192)
Balance, end of 1999	6,076	1,529
Additions	2,425	641
Deductions	(490)	(4)
Balance, June 30, 2000 (unaudited)	8,011	2,166

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

5. Inventories

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Finished goods	114,830	122,193	3,967	196,636	6,384
Work in process	384,882	349,910	11,361	464,818	15,091
Raw materials	1,120,060	1,685,424	54,722	1,606,942	52,174
General supplies and spare parts......................	253,526	379,775	12,330	400,073	12,989
	1,873,298	2,537,302	82,380	2,668,469	86,638
Allowance for obsolescence ...	(199,018)	(176,205)	(5,721)	(169,793)	(5,513)
	1,674,280	2,361,097	76,659	2,498,676	81,125
Supplies in transit............	70,509	88,594	2,876	212,233	6,891
	1,744,789	2,449,691	79,535	2,710,909	88,016

The movement of allowance for obsolescence is as follows:

	Allowance for Obsolescence
NT$	NT$
Balance, beginning of 1997...	102,494
Additions	100,782
Deductions...	—
Balance, end of 1997	203,276
Additions	106,708
Deductions...	(110,966)
Balance, end of 1998	199,018
Additions	50,566
Deductions...	(73,379)
Balance, end of 1999	176,205
Additions	258,046
Deductions...	(264,458)
Balance, June 30, 2000 (unaudited)	169,793

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	Allowance for Obsolescence
US$	**US$**
Balance, end of 1998	6,462
Additions	1,642
Deductions..	(2,383)
Balance, end of 1999	5,721
Additions	8,378
Deductions..	(8,586)
Balance, June 30, 2000 (unaudited)	5,513

6. Long-Term Investments — Common Stock

	December 31,					June 30,		
	1998		**1999**			**2000**		
	NT$	**% of Direct Ownership**	**NT$**	**US$**	**% of Direct Ownership**	**NT$**	**US$** (Unaudited)	**% of Direct Ownership**
Equity method								
Hung Ching Development & Construction Co. (HCDC) (Note 10)	2,428,613	24.9	2,405,571	78,103	25.1	2,250,280	73,061	25.1
Hung Ching Kwan Co. (HCKC)	392,363	27.3	401,664	13,041	27.3	406,202	13,189	27.3
Universal Scientific Industrial Co., Ltd. (USI) (Note 10)	—	—	3,600,626	116,904	22.7	3,623,827	117,657	22.2
Cost method								
ASE stock held by subsidiaries	4,704,995	6.9	2,922,561	94,888	5.2	2,922,561	94,888	5.2
InveStar Burgeon Venture Capital, Inc.	148,898	13.0	145,408	4,721	13.0	142,380	4,623	13.0
Core-Pacific Securities Investment Trust Co.	9,000	3.0	9,000	292	3.0	9,000	292	3.0
Taiwan Fixed Network Co., Ltd.............	—	—	—	—	—	1,500,000	48,701	1.63
	7,683,869		9,484,830	307,949		10,854,250	352,411	
Adjustment for evaluation of ASE stock	(829,291)		—	—		—	—	
Unrealized gain on sale of land	(300,149)		(300,149)	(9,745)		(300,149)	(9,745)	
	6,554,429		9,184,681	298,204		10,554,101	342,666	

ASE acquired its 27.3% equity interest in Hung Ching Kwan Co. (''HCKC'') in 1992 by transferring to HCKC a parcel of land as an investment in HCKC at an agreed valuation of NT$390,470. The resulting gain of NT$300,149, which represents the excess of such value over the cost of the land plus the land value increment tax, has been deferred until the disposal of this investment. As of June 30, 2000, ASE has a 43.2% (1998: 43.1%) effective interest in HCKC, which consists of 27.3% interest directly owned by ASE, and 15.9% (1998: 15.8%) interest indirectly owned through Hung Ching Development & Construction Co. (''HCDC'') (based on HCDC's 63.4% interest in HCKC).

As of June 30, 2000 and December 31, 1999, the undistributed earnings for each investee are NT$668,996 (US$21,721) and NT$781,864 (US$25,385) for HCDC, NT$903,876 (US$29,347) and NT$1,412,141 (US$45,849) for USI, and NT$57,605 (US$1,870) and NT$40,991 (US$1,331) for HCKC. HCKC did not declare dividends in 1998 and 1999. Universal Scientific Industrial Co., Ltd. (''USI'') declared stock dividends of NT$3.00 per share in 1998 and

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

NT$4.00 per share in 2000, and did not declare any dividend in 1999. HCDC declared stock dividends in 1999 of NT$1.60 per share, but has not been distributed.

ASE had net investment losses of NT$40,929 in 1997 and NT$100,549 in 1998, net investment income of NT$50,595 (US$1,642) in 1999, and net investment losses of NT$93,240 and NT$86,138 (US$2,796) for the six months ended June 30, 1999 and 2000 from its investments in the afore-mentioned equity investees.

7. Long-Term Bond Investments

	December 31,			June 30,	
	1998	1999	1999	2000	2000
	NT$	NT$	US$	NT$ (Unaudited)	US$
Fai Insurances Ltd. bond: maturity date on July 1, 1999; bearing interest at 9.625%; and payable annually..........................	260,784	—	—	—	—
APP Global Finance Ltd. bond: maturity date on October 4, 2001; bearing interest at 9.75%; and payable semiannually	311,791	304,166	9,876	298,192	9,681
Federal National Mortgage Association: maturity date on May 2, 2001; bearing interest at 6.40%; and payable semiannually	190,039	185,585	6,025	181,720	5,900
	762,614	489,751	15,901	479,912	15,581

8. Properties

Accumulated depreciation consists of:

	December 31,			June 30,	
	1998	1999	1999	2000	2000
	NT$	NT$	US$	NT$ (Unaudited)	US$
Buildings and improvements..........	420,524	966,103	31,367	1,102,852	35,807
Machinery and equipment	7,372,729	13,451,590	436,740	16,261,574	527,973
Transportation equipment	22,119	21,949	712	31,642	1,027
Furniture and fixtures	145,346	369,481	11,996	341,337	11,083
Leased assets and leasehold improvements	15,942	147,336	4,784	167,599	5,442
Long leasehold land	4,025	4,925	160	5,309	172
	7,980,685	14,961,384	485,759	17,910,313	581,504

Capitalized interest expenses were NT$100,052, NT$144,416, NT$123,347 (US$4,005) and NT$93,054 (US$3,021) for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000, respectively. Insurance coverages on properties were NT$12,839,786 in 1998 and NT$19,232,010 (US$624,416) in 1999.

Machinery in transit and prepayments pertain to the purchase of packaging and testing equipment, which are associated with machinery purchased with title transferred but are not yet

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

in ready-for-use condition, and down payments for machinery purchased with non-cancellable purchase orders.

Major components for machinery in transit and prepayments are as follows:

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
Bonders	563,574	460,551	14,953	1,662,995	53,993
Testers	409,547	640,250	20,787	2,416,003	78,442
Others	387,763	2,224,128	72,212	3,336,468	108,327
Total	1,360,884	3,324,929	107,952	7,415,466	240,762

9. Other Assets

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
Deferred charges (Note 2)					
Tooling	275,259	271,646	8,820	218,978	7,110
Issuance costs of convertible bonds	126,500	189,730	6,160	160,744	5,219
Telecommunications, electrical and computer network systems	106,715	142,266	4,619	190,494	6,185
Other	92,184	72,035	2,339	189,195	6,143
	600,658	675,677	21,938	759,411	24,657
Deferred income tax assets — net (Notes 2 and 17)	312,979	—	—	—	—
Guarantee deposits	64,085	86,542	2,810	106,255	3,450
Non-operating properties	68,093	54,860	1,781	224,268	7,281
Other	80,067	135,678	4,405	58,644	1,904
	1,125,882	952,757	30,934	1,148,578	37,292

10. Consolidated Debits

These represent goodwill arising from the purchases of:

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
Motorola SPS Businesses (Note 26)	—	427,944	13,894	403,853	13,112
ISE Labs shares (Note 26)	—	2,056,775	66,779	1,988,117	64,549
ASE Test shares	3,237,264	2,749,558	89,271	2,531,587	82,195
Other	—	11,551	375	11,310	367
	3,237,264	5,245,828	170,319	4,934,867	160,223

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Amortizations of the above-mentioned goodwill for consolidated subsidiaries (as reflected in general and administrative expenses in the statement of income) were NT$53,161, NT$345,726, and NT$542,682 (US$17,620) and NT$308,321 (US$10,010) for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000, respectively.

In addition, the carrying values of investments in HCDC and USI as discussed in Note 6 as of December 31, 1998, 1999 and as of June 30, 2000 included unamortized goodwill, which is being amortized over ten years through April 2006 for HCDC and July 2009 for USI, resulting from the purchases of HCDC shares in 1995 and 1996, and USI shares in 1999, as follows:

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
HCDC	1,090,974	935,886	30,386	858,342	27,868
USI	—	1,862,225	60,462	1,762,825	57,235
	1,090,974	2,798,111	90,848	2,621,167	85,103

Amortization of the above-mentioned goodwill for equity investees (as reflected in investment income (loss) by equity method in the statement of income) were NT$155,088, NT$155,088, NT$279,242 (US$9,066) and NT$176,944 (US$5,745) for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000, respectively.

11. Short-Term Borrowings

	December 31,					June 30,		
	1998		**1999**			**2000**		
	Interest Rate (%)	**NT$**	**Interest Rate (%)**	**NT$**	**US$**	**Interest Rate (%)**	**NT$ (Unaudited)**	**US$**
Letters of credit	1.1–8.575	1,085,096	6.57–8.515	1,160,916	37,692	0.7082–8.01	2,647,148	85,946
Revolving	7.5–8.25	1,484,351	1.4–8	1,601,589	52,000	1.37–8.25	3,631,238	117,897
Promissory notes ..	—	—	6.66–8.45	1,025,142	33,284	7.85–8.7	1,204,362	39,103
		2,569,447		3,787,647	122,976		7,482,748	242,946

As of December 31, 1998, 1999 and June 30, 2000, unused credit lines for short-term borrowings and commercial papers and bank acceptances payable totaled approximately NT$11,339,814, NT$11,191,775 (US$363,369) and NT$9,887,435 (US$321,021), respectively.

12. Commercial Papers and Bank Acceptances Payable

Commercial papers and bank acceptances payable bear interest rates ranging from 4.95% to 7.9% in 1998, 4.7% to 6.76% in 1999 and 4.1% to 6.25% in 2000, respectively.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

13. Long-Term Bonds Payable

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
Foreign convertible bonds — US$200 million	6,453,000	6,292,000	204,286	6,142,135	199,420
Foreign convertible bonds — US$110 million	—	3,460,050	112,339	3,384,612	109,890
Accrued interest	490,703	1,075,613	34,923	1,434,157	46,563
	6,943,703	10,827,663	351,548	10,960,904	355,873

Set forth below is information on the long-term bonds payable:

A. *Convertible bonds — US$200 million (NT$6,160 million)*

In November 1997, ASE issued bonds, consisting of 200 units with face value of US$1 million (NT$30.8 million) each, with zero coupon, due November 2002. The bonds bear an implicit interest rate of 6.372%.

Starting from December 1997 through October 2002, bondholders may convert the bonds into common shares at the specified conversion price. The conversion rate was based on the current market price at the time of sale. As of June 30, 2000, 355,100 common shares were issued as a result of the conversion of such bonds, resulting in capital surplus of NT$32,102 (US$1,042). As of June 30, 2000, the outstanding convertible bonds aggregated US$199 million (NT$6,129 million).

On or at any time after October 14, 2000, ASE may redeem the bonds at the redemption price if:

a. (i) the closing price of the common shares for a period of 30 consecutive trading days is higher than 140% of the conversion price (NT$81 per share as at June 30, 2000) in effect on each such trading day and (ii) the closing price of the common shares translated into U.S. dollars at the prevailing rate for a period of 30 consecutive trading days is higher than 140% of the conversion price then in effect translated into U.S. dollars at the rate of NT$28.62 = US$1.00; or

b. at least 95% of the bonds have already been converted, redeemed, or purchased and cancelled.

In addition, ASE may, if the applicable tax law is unfavorably changed, redeem at any time all, but not some, of the bonds.

On September 5, 1997, ASE entered into a firm commitment subscription agreement with SBC Warburg Securities Pte. Ltd. (''SBC Warburg'') for the sale by ASE to SBC Warburg of US$200 million Zero Coupon Convertible Bonds due 2002 (the ''Convertible Bonds''). The closing of the sale of the Convertible Bonds was initially scheduled to occur on October 6, 1997. Due to the adverse market conditions prevailing during this period of time as a result of the Asian financial crisis, however, SBC Warburg requested that the closing date for the sale of the Convertible Bonds be extended.

During the extension period (the ''Extension Period''), SBC Warburg decided to market the Convertible Bonds to potential investors as two separate instruments by repackaging them into: (1) a debt portion consisting of US$200 million callable floating rate notes which are secured by the

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Convertible Bonds (the ''FRNs'') and (2) an equity portion consisting of options to purchase the Convertible Bonds (the ''Call Options''). SBC Warburg was able to obtain commitments for the entire issue of the FRNs but, as a result of the adverse market conditions described above, was able to obtain commitments for only a portion of the Call Options. As a result, Swiss Bank Corporation (''SBC''), an affiliate of SBC Warburg, approached a number of large institutional investors, including J&R Holding Limited (''J&R Holding''), a consolidated subsidiary of ASE, with a proposal to sell a portion of the Call Options. Subsequently, J&R Holding entered into two agreements with SBC to purchase options on a portion of the Convertible Bonds.

Under the first agreement with SBC, J&R Holding is required to make four cash payments to SBC on November 4, 1998, 1999, 2000 and 2001 as long as the Call Options remain unexercised and outstanding. In return, J&R Holding has the right to call the Convertible Bonds at any time during the period from November 1998 through November 2002. The exercise price of the Call Options is equal to the accreted carrying value of the Convertible Bonds as shown on the Corporation's balance sheet at the date exercised. Pursuant to the second agreement, SBC paid US$200,000 to J&R Holding. In return, SBC has the right to sell a portion of the Call Options to J&R Holding at any time between November 4, 1997 and November 1, 1998. In any event, J&R Holding was required under the automatic exercise provision of this agreement to purchase the Call Options upon the expiration of the agreement on November 1, 1998.

The closing of the sale of the Convertible Bonds eventually took place on November 4, 1997. Upon the closing of the sale of the Convertible Bonds, SBC Warburg immediately resold the Convertible Bonds to a subsidiary of SBC Warburg. Such subsidiary in turn repackaged the Convertible Bonds into the FRNs and the Call Options for resale to the investors that had indicated an interest in purchasing the FRNs and/or the Call Options during the Extension Period. The closing of the sale of the FRNs and the Call Options took place on November 5, 1997.

SBC Warburg and its subsidiary have entered into a swap transaction, which stipulated that SBC Warburg will pay the interest on the FRNs interest (aggregating US$80 million (NT$2,464 million)) on the subsidiary's behalf. The subsidiary will repay the interest to SBC Warburg at the maturity date of the Convertible Bonds. ASE has contracted with certain banks to issue letters of credit for US$73,676 (NT$2,269,221) to SBC Warburg to guarantee the interest payment obligation of the subsidiary. Under the contract with these banks, ASE may not, among other things, change its scope of operations and is required to maintain certain financial ratios.

B. *Foreign convertible bonds – US$110 million (NT$3,388 million)*

In June 1999, ASE Test (the ''Guarantor''), in connection with the acquisitions of ISE Labs and the Motorola SPS Businesses, issued US$160 million (NT$4,928 million) of 1% guaranteed convertible notes (the ''Convertible Notes'') due July 1, 2004 through its subsidiary, ASE Test Finance Limited (the ''Issuer''). ASE subscribed to US$50 million (NT$1,540 million) of the Convertible Notes and, accordingly, the net balance of US$110 million (NT$3,388 million) is shown in the accompanying balance sheet.

The holders of the Convertible Notes are entitled to convert the Convertible Notes into ASE Test's ordinary shares at the specified conversion price at any time after December 29, 1999 and before or on July 1, 2004.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

The Convertible Notes may be redeemed under the following circumstances:

a.   Redemption for taxation reasons:

If the applicable tax law or treaty is unfavorably revised, the Issuer or ASE Test may redeem the Convertible Notes in whole at the early redemption price, at any time upon giving written notice not less than 30 days and not more than 60 days to the holders.

b.   Redemption at the option of the Issuer:

On or at any time after July 1, 2002, the Issuer may redeem all or a part of the Bonds at the early redemption price.

As of June 30, 2000, Convertible Notes with an aggregate principal amount of US$110 have been converted into ordinary shares of ASE Test.

14.   Long-Term Debts

Long-term debts consist of the following:

	December 31,			June 30,	
	1998	**1999**	**1999**	**2000**	**2000**
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
Mortgage bank loans for purchase of machinery ..	4,859,508	4,272,641	138,722	3,451,021	112,046
Acceptances payable to syndicate banks	1,985,354	6,947,225	225,559	7,240,327	235,076
Bank loans secured by assets	112,400	921,978	29,934	775,406	25,176
Revolving bank loans	323,298	315,317	10,238	983,163	31,921
Obligation under capital leases (Note 22)	30,873	168,829	5,482	199,831	6,488
	7,311,433	12,625,990	409,935	12,649,748	410,707
Current portion	2,020,155	2,886,351	93,713	2,533,342	82,252
	5,291,278	9,739,639	316,222	10,116,406	328,455

A.   Mortgage bank loans for purchases of machinery:

These represent various bank loans obtained by ASE, ASE Test, Inc., ASE Technologies, Inc., and ASE Material. ASE has syndicate loan agreements with banks that stipulate, among other things, the following:

1) Without the prior written consent from the majority of the banks, ASE cannot:

a) Give guarantees to, or assume direct or indirect liabilities of other parties, except for its existing obligations, in excess of US$40 million (NT$1,232 million).

b) Enter into a merger agreement.

c) Transfer or sell more than 20% of its total assets, including equipment and receivables.

d) Provide collateral to other parties involving 25% of its total assets.

e) Make loans to other parties.

f) Enter into contracts with terms and conditions which are not at arm's length.

g) Change significantly its accounting practices.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

h) Invest up to 50% of its equity in shares of HCDC.

2) Maintenance by ASE of certain financial ratios.

These mortgage bank loans are repayable quarterly or semi-annually through December 2003, and bear interest at rates ranging from 1.3478% to 8.525% in 1998, 1.3% to 8.3% in 1999 and 5.625% to 8.27% in 2000.

B. Acceptances payable to syndicate banks

	December 31,			June 30,	
	1998	1999	1999	2000	
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Principal — five-year revolving credit lines aggregating NT$8,000,000 (US$259,740) through June 2003, interest at 5.038%-5.75% in 1998, 4.66%-6.2558% in 1999 and 5.223%-6.379% in 2000..............	2,010,000	7,075,000	229,708	7,375,000	239,448
Unamortized discounts	(24,646)	(127,775)	(4,149)	(134,673)	(4,372)
	1,985,354	6,947,225	225,559	7,240,327	235,076

Acceptances payable to syndicate banks were covered by several bank acceptance agreements made by ASE and ASE Test, Inc. which stipulate, among other things, the following:

1) Without the prior written consent from the majority of the banks, ASE can not pledge its assets or assume liabilities or change its operating items or merge with any other entity or dispose of more than 20% of total assets, or provide financing to any other entity, or make such investment that will unfavorably affect its financial condition.

2) ASE's tangible net worth (as defined) should not be less than NT$19 billion (US$617 million).

3) ASE can only invest up to 50% of its tangible net worth (as defined) in the shares of HCDC.

4) ASE is required to maintain certain financial ratios.

5) ASE is required to pay an annual commitment fee at 0.15-0.2% of the difference between the authorized and utilized credit line.

6) ASE should not change its accounting policies significantly.

ASE Test provided a guaranty on the bank acceptance agreement entered into by ASE Test, Inc. Under the guaranty, ASE Test is required to maintain certain financial ratios and, without written consent of the majority banks, shall not:

1) Merge or consolidate with any other entity or take any action to dissolve, liquidate or reorganize.

2) Purchase or redeem its shares or reduce its share capital.

3) Reduce its ownership in ASE Test, Inc. to less than 51%.

4) Transfer, sell, lease or dispose of a substantial portion of its assets.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

C. Bank loans secured by assets

These bank loans are collateralized by all assets of ISE Labs. The maturities of the loans range from February 2002 to May 2009 and bear interest ranging from 7% to 9.5% or at the prime rate. These agreements contain certain covenants and default provisions that require ISE Labs to maintain certain financial ratios, dividend and capital expenditure restrictions and maintenance of working capital requirements.

D. Revolving bank loans

These represent a loan of JPY1.3 billion in 1998 and 1999 and loans of JPY1.3 billion and NT$250 million in 2000. The loan of JPY1.3 billion is payable in the equivalent amount of US$10 million (NT$308 million) over three equal semi-annual installments starting October 9, 2000 with an interest rate equal to LIBOR plus 0.5% margin. The loan of NT$250 million is repayable in quarterly installments starting June 2002 with interest at 7%.

As of December 31, 1998, 1999 and June 30, 2000, unused long-term bank facilities totaled approximately NT$4,986,786, NT$3,106,827 (US$100,871) and NT$2,827,716 (US$91,809), respectively.

As of December 31, 1999 and June 30, 2000, the future maturities of long-term debts (including long-term bond payable) are as follows:

	December 31, 1999		June 30, 2000	
	NT$	US$ (Note 2)	NT$	US$ (Note 2)
			(Unaudited)	
Within the following year	2,886,351	93,713	2,533,342	82,252
During the second year	3,419,632	111,027	4,606,602	149,565
During the third year	7,991,629	259,469	11,032,494	358,198
During the fourth year	5,201,909	168,893	1,268,306	41,179
During the fifth year and thereafter	3,954,132	128,381	4,169,908	135,386
	23,453,653	761,483	23,610,652	766,580

Long-term debts (including long-term bond payable) by currencies are detailed as follows:

	December 31,		June 30, 2000
	1998	1999	
			(Unaudited)
New Taiwan Dollars	NT$ 4,007,357	NT$ 9,296,544	NT$ 10,552,620
U.S. Dollars	US$ 17,463	US$ 361,117	US$ 423,631
Deutsche Mark	DM —	DM 2,897	DM —
Japanese Yen	JPY 9,738,800	JPY 2,344,208	JPY —
Singapore Dollars	SGD —	SGD 24	SGD —

15. Shareholders' Equity

In July 1995, ASE issued 8,600,000 GDSs, representing 43,000,000 common shares. As of June 30, 2000, the outstanding GDSs represented 4.8% of ASE's outstanding common shares.

The GDS holders generally have the same rights and obligations as the shareholders, subject to provisions of relevant ROC laws. The exercise of such rights and obligations shall

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

comply with the related regulations and the deposit agreement, which stipulate, among other things, that the GDS holders can, through Citicorp Financial Services Limited, as nominee holder: (a) exercise their voting rights; (b) sell their GDSs; and (c) receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, capital surplus can only be used to offset a deficit or be transferred to capital. Under relevant regulations, the paid-in capital in excess of par value can be transferred to capital only once a year and is subject to a specified limit.

ASE's Articles of Incorporation provide that the annual net income shall be appropriated as follows:

a. gain on disposal of properties, less applicable income tax, as capital surplus;

b. offset against deficit, if any;

c. 10% of the remainder as legal reserve, until the accumulated amount equals paid-in capital;

d. an amount (Note 6) equal to the income from long-term investments in shares of stock accounted for by equity method, excluding cash dividends, as special reserve;

e. not more than 2% of the remainder as compensation to directors and supervisors;

f. 5% to 7% of the remainder as bonus to employees, of which 5% will be distributed in shares based on the employee stock bonus plan and the excess to be distributed to specific employees as decided by the board of directors; and

g. the remainder, as dividends to shareholders.

The aforementioned appropriations shall be approved by the shareholders in the following year and given effect to in the financial statements of such year.

Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50% of capital, up to 50% thereof may be transferred to capital.

Under the Integrated Income Tax System, which became effective on January 1, 1998, non-corporate resident shareholders are allowed a tax credit for the income tax paid or payable by ASE on earnings generated in 1998 and onwards. An Imputation Credit Account (''ICA'') is maintained by ASE for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

As of June 30, 2000, the creditable taxes aggregated NT$278,309 (US$9,036). The actual percentage for the distribution of 1998 and 1999 net income was 8.82% and 4.74%, respectively.

As of June 30, 2000, the unappropriated earnings prior to 1998 (the year that the Integrated Income Tax System became effective) amounted to NT$17,644 (US$573).

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

16. Gain on Sale of Investments

This consists of the gain on sales of:

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999		1999	2000	
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Sale of ASE Test's shares	4,870,929	190,999	4,007,674	130,119	3,833,870	—	—
Sale of ASE's shares held by subsidiaries (Note 27)	—	42,692	1,388,523	45,082	—	—	—
Other	—	373,253	147,958	4,804	50,947	—	—
	4,870,929	606,944	5,544,155	180,005	3,884,817	—	—

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

The gain on sale of ASE Test's ordinary shares, as shown above, is broken out as follows:

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999		1999	2000	
	NT$	NT$	NT$	US$	NT$	NT$	US$
						(Unaudited)	
U.S. secondary public offering of 2,244,000 shares in June and July 1997	2,211,078	—	—	—	—	—	—
First offering of 1,400,000 shares sold to third party investors for issuances of Taiwan Depositary Receipts (''TDRs'') in December 1997	2,659,851	—	—	—	—	—	—
Sale of 100,000 shares for issuance of TDR from January to March 1998 . .	—	190,999	—	—	—	—	—
Secondary offering of 2,500,000 shares for issuances of TDRs in March 1999	—	—	4,007,674	130,119	3,833,870	—	—
	4,870,929	190,999	4,007,674	130,119	3,833,870	—	—

The gain on sale of ASE's common shares, as shown above, is broken out as follows:

	Year Ended December 31,			Six Months Ended June 30,	
	1998	1999		2000	
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
1,405,000 shares sold in December 1998	42,692	—	—	—	—
32,450,000 shares sold in December 1999 through the re-issuance of GDSs	—	1,388,523	45,082	—	—
	42,692	1,388,523	45,082	—	—

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

17. Income Tax

a. Income tax expense (benefit) is summarized as follows:

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999		1999	2000	
	NT$	NT$	NT$	US$	NT$	NT$	US$
						(Unaudited)	
Current							
Tax based on pre-tax accounting income at statutory rate	2,358,582	819,508	3,218,520	104,497	1,451,079	1,580,926	51,329
Add (less) tax effects of:							
Permanent differences							
Tax-exempt income							
— tax holiday	(535,949)	(508,822)	(779,437)	(25,306)	(293,923)	(464,051)	(15,067)
— gain from sales of securities	—	—	(384,079)	(12,470)	(8,784)	(5,955)	(193)
Investment income — sale of ASE Test shares	(1,217,732)	(47,750)	(1,001,919)	(32,530)	(958,468)	—	—
Unamortized expense for issuance of GDS	(9,540)	(4,770)	—	—	—	—	—
Temporary differences							
Investment (income) loss	(212,548)	(132,528)	(398,886)	(12,951)	48,899	(268,712)	(8,724)
Unfunded pension costs	11,082	16,357	8,494	276	4,122	4,915	159
Unrealized foreign exchange (gain) loss	13,183	(6,265)	(38,701)	(1,257)	69,870	(63,920)	(2,075)
Provision for (reversal of) loss on short-term investments	5,375	(2,695)	(2,680)	(87)	—	—	—
Bond interest payable	17,332	109,442	112,318	3,647	56,137	55,677	1,807
Depreciation	(5,141)	33,219	209,580	6,805	—	46,386	1,506
Other	146,645	23,371	41,865	1,359	45,970	(28,588)	(928)
	571,289	299,067	985,075	31,983	414,902	856,678	27,814
Credits for investments and research and development	(288,415)	(138,923)	(401,525)	(13,036)	(166,008)	(502,169)	(16,304)
Deferred	42,764	(267,511)	(155,437)	(5,047)	(84,911)	29,598	961
Income taxes (10%) on undistributed earnings generated in 1998	—	—	44,539	1,446	—	124,974	4,058
Adjustment of prior year's income tax	49,227	(43,410)	(13,109)	(426)	—	(9,850)	(320)
Income tax (benefit) expense	374,865	(150,777)	459,543	14,920	163,983	499,231	16,209

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

b. The above-mentioned taxes on pre-tax accounting income at the statutory rates for domestic and foreign entities are shown below:

	Year Ended December 31,				Six Months Ended June 30,		
	1997	1998	1999		1999	2000	
	NT$	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Domestic entities in ROC (25% statutory rate)	2,139,587	537,192	2,717,796	88,240	1,259,985	1,254,332	40,725
Foreign entities							
ASE Korea (30.8% statutory rate)	—	—	55,770	1,811	—	51,486	1,672
ISE Labs (33% statutory rate)..................	—	—	163,240	5,300	82,689	78,932	2,563
ASE Test Malaysia (30% statutory rate)	218,995	282,316	281,714	9,146	108,405	196,176	6,369
	2,358,582	819,508	3,218,520	104,497	1,451,079	1,580,926	51,329

c. Deferred income tax assets and liabilities as of December 31, 1998, 1999 and June 30, 2000 are summarized as follows:

	December 31,			June 30,	
	1998	1999		2000	
	NT$	NT$	US$	NT$ (Unaudited)	US$
Current assets					
Unused tax credits	220,424	470,956	15,291	706,219	22,929
Provision for inventory obsolescence	46,341	35,141	1,141	21,619	702
Provision for doubtful accounts and sales allowance	14,341	34,500	1,120	23,937	777
Unrealized foreign exchange loss	10,979	2,292	74	6,091	198
Other	71,449	129,184	4,194	135,566	4,401
	363,534	672,073	21,820	893,432	29,007
Valuation allowance	(107,159)	(152,738)	(4,959)	(81,816)	(2,656)
	256,375	519,335	16,861	811,616	26,351
Deferred income tax liability — unrealized foreign exchange gain ...	—	(26,802)	(870)	(8,000)	(260)
	256,375	492,533	15,991	803,616	26,091
Non-current assets (liabilities)					
Unused tax credits	944,902	1,152,528	37,420	837,228	27,183
Accrued pension costs	39,953	44,203	1,435	50,116	1,627
Accrued interest on convertible bonds	122,676	229,186	7,441	279,778	9,084
Loss carryforward...................	110,258	260,523	8,458	—	—
Others	4,604	11,909	387	117,880	3,827

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	December 31,			June 30,	
	1998	**1999**		**2000**	
	NT$	**NT$**	**US$**	**NT$**	**US$**
				(Unaudited)	
	1,222,393	1,698,349	55,141	1,285,002	41,721
Valuation allowance	(421,414)	(589,916)	(19,153)	(286,940)	(9,316)
	800,979	1,108,433	35,988	998,062	32,405
Deferred income tax liability					
Investment income	(475,000)	(675,000)	(21,915)	(929,000)	(30,162)
Unrealized foreign exchange gain	(13,000)	(56,600)	(1,838)	(17,000)	(552)
Goodwill amortization	—	(156,952)	(5,096)	(80,993)	(2,630)
Others	—	(226,471)	(7,353)	(223,508)	(7,257)
	(488,000)	(1,115,023)	(36,202)	(1,250,501)	(40,601)
	312,979	(6,590)	(214)	(252,439)	(8,196)

In assessing the realizability of deferred tax assets, ASE considered its future taxable earnings and expected timing for the reversal of temporary differences. The valuation allowance is provided to reduce the gross deferred tax assets to an amount which ASE believes will more likely be realized. Deferred tax assets and liabilities are classified in the consolidated balance sheet based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

The gain on sales of the ASE Test's ordinary shares in 1997 and 1999, as discussed in Note 16, was considered as a permanent difference because management decided to re-invest and not to distribute the gain and, accordingly, no deferred tax liability was recognized.

d. As of December 31, 1999 and June 30, 2000, unused tax credits of ROC subsidiaries which can be utilized to offset their future income tax are set forth below:

			December 31, 1999			
Year of Expiry	**ASE**	**ASE Chung Li**	**ASE Technologies**	**ASE Material**	**ASE Test, Inc.**	**Total**
2000	$ —	$ —	$12,183	$ —	$ 91,636	$ 103,819
2001	—	—	14,514	—	254,506	269,020
2002	34,559	—	18,460	27,665	153,183	233,867
2003	616,210	53,220	971	28,710	164,956	864,067
	$650,769	$53,220	$46,128	$56,375	$664,281	$1,470,773

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Year of Expiry		June 30, 2000 (Unaudited)				
	ASE	ASE Chung Li	ASE Material	ASE Test, Inc.	Total	
2000	$ —	$ —	$ —	$ 37,976	$ 37,976	
2001	—	—	—	254,506	254,506	
2002	—	—	27,665	153,183	180,848	
2003	—	—	30,234	222,900	253,134	
2004	673,000	75,807	—	68,176	816,983	
	$673,000	$75,807	$57,899	$736,741	$1,543,447	

In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder can be used entirely.

In addition, as of December 31, 1999 and June 30, 2000, ASE Test Malaysia has unused tax credits of NT$152,711 (US$4,958) and NT$36,542 (US$1,186), respectively, which has no expiration period.

A portion of ASE's and ASE Test, Inc.'s income from the manufacture, processing and testing of semiconductors is exempt from income tax for five years ending December 2000 and 2005, respectively. The income of ASE Test Malaysia (during the ''pioneer'' status tax period) was exempt from income tax for five years through June 1999. ASE Test Malaysia has been granted approval of ''hi-tech pioneer'' status for an additional five years and is expected to commence the tax holiday retroactively from July 1, 1999. The per share effect of tax holiday is NT$0.3 in 1997, NT$0.3 in 1998, and NT$0.4 (US$0.01) in 1999.

Income tax returns of ASE, ASE Test, Inc., ASE Material and ASE Technologies have been examined by the ROC tax authorities through 1998. As a result of the examination by the ROC tax authorities, ASE has recorded and paid additional taxes of NT$40,000 (US$1,299). ASE has appealed the rulings of the ROC tax authorities relating to the aforementioned additional taxes and is awaiting the outcome of the appeal. No additional taxes were required to be paid by ASE Test, Inc. and ASE Material.

18. Pension Plans

The consolidated subsidiaries in the ROC have pension plans for their regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. Those subsidiaries make monthly contributions, at 2% of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee of the respective subsidiaries. The changes in the retirement funds are summarized as follows:

	Year Ended December 31,			
	1997	1998	1999	
	NT$	NT$	NT$	US$
Balance, beginning of year.........................	$ 112,377	$ 145,726	$ 186,412	$ 6,053
Contributions	26,843	32,358	34,410	1,117
Payments	(200)	(2,738)	(574)	(19)
Interest income	6,706	11,066	11,957	388
Balance, end of year	$ 145,726	$ 186,412	$ 232,205	$ 7,539

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Pension costs for these subsidiaries consist of:

	Year Ended December 31,			
	1997	1998	1999	
	NT$	NT$	NT$	US$
Service costs	63,724	76,656	56,870	1,846
Interest	20,050	28,075	23,243	755
Projected return on pension assets	(8,661)	(11,491)	(12,543)	(407)
Amortization of prior period service cost, gain or loss on plan assets, etc................................	6,288	6,426	2,689	87
	81,401	99,666	70,259	2,281

Other pension information based on actuarial calculations of the plan are as follows:

	December 31,			
	1997	1998	1999	
	NT$	NT$	NT$	US$
a. Benefit obligations				
Accumulated benefit obligation	154,674	163,174	209,543	6,803
Additional benefits based on future salaries	247,961	196,843	228,743	7,427
Projected benefit obligation	402,635	360,017	438,286	14,230
Fair value of assets	(146,010)	(188,433)	(211,576)	(6,869)
Funded status	256,625	171,584	226,710	7,361
Unrealized prior service costs.......	—	(7,299)	(6,951)	(226)
Unrecognized net transition obligation	(129,433)	(118,034)	(114,468)	(3,716)
Unrecognized gain (loss) of pension assets	(24,882)	124,207	92,854	3,015
Additional liability	1,088	—	—	—
Portion in other current liabilities	(2,278)	(2,397)	(8,956)	(291)
Accrued pension cost	101,120	168,061	189,189	6,143
b. Vested obligation.....................	1,925	240	2,162	70
c. Actuarial assumption				
Discount rate	7%	6.5% – 7%	6.5% – 7%	
Increase in future salary level	6%	5% – 6%	4% – 5.5%	
Expected rate of return on plan assets	7%	6.5% – 7%	6.5% – 7%	

19. Stock Option Plans

ASE Test has five stock option plans, the 1996 Option Plan (the ''Pre-IPO Plan''), the 1996 Executive Management Option Plan (the ''1996 Plan''), and the 1997, 1998 and 1999 Option Plans. Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule over five years until the options expire. Because the exercise price

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

is equal to the market price of the shares on the date of grant, no compensation cost was recognized.

20. Earnings Per Share, GDS and ADS

Primary and fully diluted earnings per share for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 are calculated as follows:

The denominator is the weighted average number of outstanding shares of common stock of 1,017,000,000, 1,780,000,000 and 1,980,000,000 shares in 1997, 1998 and 1999 and 1,780,000,000 and 1,980,234,123 shares for the six months ended June 30, 1999 and 2000, respectively. The numerator is the net income with the primary and fully diluted EPS adjustment for the employee stock options of ASE Test.

Primary and fully diluted earnings per GDS and ADS for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 are calculated as follows:

The denominator is the above mentioned weighted average outstanding shares divided by five (one GDS represents five common shares). The numerator is the same as mentioned in above EPS calculation.

21. Assets Pledged or Mortgaged

The following assets have been pledged or mortgaged as first priority collateral for short-term and long-term debt, recruitment of foreign laborers and for tax appeal to the tax authorities:

	December 31,			June 30,	
	1998	1999		2000	
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Land	29,472	—	—	—	—
Buildings and improvements	131,913	—	—	—	—
Machinery and equipment	3,844,803	4,427,859	143,762	6,966,240	226,177
Long-term investments . .	1,889,716	1,785,323	57,965	1,653,743	53,693
Time deposits	26,820	428,137	13,900	35,115	1,140
Guarantee deposits — time deposits	275,018	55,219	1,793	67,244	2,183
	6,197,742	6,696,538	217,420	8,722,342	283,193

In addition, the total assets of ASE Test Malaysia and Transmonde Technologies, Inc. amounting to NT$2,699,704 and NT$32,257, respectively, as of December 31, 1998, and the total assets of ISE Labs amounting to NT$3,009,291 (US$97,704) and NT$4,748,789 (US$154,181) as of December 31, 1999, and June 30, 2000, have been pledged as collaterals for its long-term and short-term debt.

22. Commitments and Contingency as of December 31, 1999 and June 30, 2000

a.   ASE, ASE Test, Inc., ASE Technologies and ASE Material lease the land on which their buildings are situated under various operating lease agreements with the government expiring on various dates through September 2009. The agreements grant these entities options to renew the

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions.
ASE Technologies (U.S.A.), Inc. has three operating lease agreements for office facilities. In addition, ASE and ISE Labs also lease equipment under non-cancellable capital lease agreements. The net book value as of December 31, 1999 and June 30, 2000 of the equipment acquired under the lease obligations amounted to NT$325,473 and NT$214,229, respectively. The future minimum lease payments under above-mentioned operating leases are as follows:

Operating Leases

	NT$	US$
July 1, 2000 – June 30, 2000	127,811	4,150
July 1, 2001 – June 30, 2002	73,992	2,402
July 1, 2002 – June 30, 2003	39,188	1,272
July 1, 2003 – June 30, 2004	24,629	800
Thereafter	4,116	134
Total minimum lease payments	269,736	8,758

The future minimum lease payments under above-mentioned capital leases as of December 31, 1998, 1999 and June 30, 2000 are as follows:

	December 31,			June 30,	
	1998	1999		2000	
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Within the following year	19,399	79,274	2,574	99,407	3,227
Within the second year	11,200	63,028	2,046	77,208	2,507
Within the third year	2,478	40,225	1,306	44,101	1,432
Within the fourth year	—	7,235	235	—	—
Total minimum lease payments	33,077	189,762	6,161	220,716	7,166
Less: imputed interest	(2,204)	(20,933)	(680)	(20,885)	(678)
Present value of future lease obligations	30,873	168,829	5,481	199,831	6,488
Capital lease obligation, current	(17,992)	(72,013)	(2,338)	(90,035)	(2,923)
Capital lease obligation, long-term	12,881	96,816	3,143	109,796	3,565

b.   ASE, ASE Test, Inc., ASE Test Malaysia and ASE Chung Li (since 1999) engage outside sales agencies. Commissions and service fees were paid based on monthly incurred service-related cost and expenses plus 15% or based on 1%-3% of net export sales. Commissions paid in 1997, 1998, 1999 and the six months ended June 30, 2000 totaled approximately NT$447,305, NT$469,613, NT$570,729 (US$18,530) and NT$371,276 (US$12,054), respectively.

c.   As of December 31, 1999 and June 30, 2000, the undrawn letters of credit totaled approximately NT$805,577 (US$26,155) and NT$1,244,590 (US$40,409), respectively.

d.   As of December 31, 1999 and June 30, 2000, commitments to purchase machinery and equipment totaled approximately NT$3,990,578 (US$129,564) and NT$8,936,636 (US$290,151), respectively.

e.   As of December 31, 1999 and June 30, 2000, commitments for construction of buildings totaled approximately NT$384,408 (US$12,481) and NT$938,696 (US$30,477), respectively.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

f.   ASE and ASE Technologies entered into technology agreements which will expire in 2016 (with foreign companies) for the procurement of manufacturing technology for certain products. Based on the agreements, ASE and ASE Technologies shall pay royalties at a specified percentage of sales quantities. Such royalties in 1997, 1998, 1999 and the six months ended June 30, 2000 were approximately NT$71,593, NT$86,516, NT$112,025 (US$3,637) and NT$83,265 (US$2,703), respectively.

g.   As of December 31, 1999 and June 30, 2000, ASE has endorsed and guaranteed the promissory notes of its subsidiaries, as follows:

	December 31, 1999		June 30, 2000	
	NT$	US$	NT$	US$
			(Unaudited)	
ASE (Labuan)	3,257,551	105,765	3,206,133	104,095
ASE Technologies	658,560	21,382	878,165	28,512
ASE Holding	125,440	4,073	123,460	4,009
ASE (Philippines)	1,599,360	51,927	1,574,115	51,108
ASE Investment	300,000	9,740	300,000	9,740
ASE Material	392,000	12,727	385,813	12,526
ASE Chung Li	2,352,000	76,364	2,314,875	75,158
HCDC	—	—	960,000	31,169
	8,684,911	281,978	9,742,561	316,317

23.   Derivative Financial Instruments

Information on derivative transactions are as follows:

a.   *Interest rate swap*

ASE entered into two interest rate swap contracts with a foreign bank, which expired in January and December 1999. Under these contracts, ASE paid interest based on a nominal principal amount of US$20 million (NT$616 million) and floating interest rate at 4.85%-5.19% or LIBOR minus 0.21%-0.25%, whichever was higher. The foreign bank paid interest to ASE based on the same nominal principal and floating interest rate of 3 months' USD LIBOR. The interest settlement was made on net basis. The net interest income from such contracts amounted to NT$2,690 in 1997, NT$3,116 in 1998 and NT$842 (US$27) in 1999. As of December 31, 1999 and June 30, 2000, there were no outstanding contracts.

b.   *Forward exchange contracts*

ASE and ASE Test, Inc. entered into forward contracts with several banks to hedge foreign exchange fluctuations associated with foreign currency assets and liabilities. As of December 31, 1999 and June 30, 2000, there were no outstanding contracts.

c.   *European options*

Because ASE and ASE Test, Inc. expects to receive U.S. dollars from export sales and to pay Japanese yen or New Taiwan dollars for long-term debt, ASE entered into foreign currency option contracts to hedge the risks of exchange rate fluctuations.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

Significant option contracts made into during 1998, 1999 and 2000 are set forth below:

Contract	Amount (Thousand)	Strike Price US$/JPY	Maturity Date
Selling put	US$ 20,000	140.70 (US$/JP¥)	Dec. 15, 1998
Selling put	US$ 20,000	137.00 (US$/JP¥)	Dec. 15, 1998
Selling put	US$ 20,000	138.00 (US$/JP¥)	Dec. 14, 1998
Selling put	US$ 20,000	140.70 (US$/JP¥)	Oct. 15, 1998
Selling put	US$ 10,000	141.50 (US$/JP¥)	Nov. 4, 1999
Selling put	US$ 5,000	141.50 (US$/JP¥)	Nov. 4, 1999
Selling put	US$ 40,000	137.50 (US$/JP¥)	Nov. 11, 1999
Selling call	US$ 5,000	30.90 (US$/NT$)	July 17, 2000
Selling call	US$ 2,000	111.00 (US$/JP¥)	Aug. 15, 2000
Selling call	US$ 4,000	107.00 (US$/JP¥)	Aug. 24, 2000
Buying put	US$ 2,000	30.75 (US$/NT$)	Aug. 15, 2000
Buying put	US$ 2,000	107.00 (US$/JP¥)	July 26, 2000

The losses arising from such contracts based on mark–to–market valuation were approximately NT$465,817, NT$336,101 (US$10,912) and NT$2,864 (US$93) in 1998, 1999 and the six months ended June 30, 2000, respectively.

d. *Transaction risk*

1) Credit risk

ASE is exposed to credit risk in the event of non-performance of the counterparties to forward contracts on maturity. In order to manage this risk, ASE transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counterparty defaults are anticipated.

2) Market risk

ASE entered into European option and interest rate swap contracts to hedge the effects of foreign currency fluctuations on net assets or net liabilities, and the fluctuations in interest rates. Hence, the impact of market risk was reduced. ASE has no outstanding derivative contracts to hedge exposure to existing foreign currency assets and liabilities as of December 31, 1999.

3) Liquidation risk and cash-flow risk

ASE entered into European option contracts to hedge its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. At the maturity of these contracts, ASE has enough operating capital to meet cash requirements, so there is no fund raising risk. Therefore, ASE believes there are no significant exposures to liquidation risk and cash flow risk.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

24. Financial Instruments

	December 31,						June 30,			
	1998		1999				2000			
Non-derivative financial instruments	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$	US$	NT$	NT$ (Unaudited)	US$	US$
Assets										
Cash	8,173,901	8,173,901	11,809,112	11,809,112	383,413	383,413	6,239,857	6,239,857	202,593	202,593
Short-term investments	647,209	647,209	216,280	228,864	7,022	7,431	3,001,409	3,061,605	97,455	99,403
Notes receivable	390,572	390,572	201,042	201,042	6,527	6,527	272,142	272,142	8,836	8,836
Accounts receivable — net	3,246,101	3,246,101	7,262,415	7,262,415	235,793	235,793	8,439,839	8,439,839	274,021	274,021
Long-term investments	7,317,043	6,595,876	9,674,432	19,974,481	314,105	648,522	11,034,013	22,973,747	358,247	745,901
Liabilities										
Short-term borrowings	2,569,447	2,569,447	3,787,647	3,787,647	122,976	122,976	7,482,748	7,482,748	242,946	242,946
C/P and B/A payable	2,220,624	2,220,624	1,703,593	1,703,593	55,311	55,311	2,306,773	2,306,773	74,895	74,895
Notes payable	214,858	214,858	—	—	—	—	—	—	—	—
Accounts payable	1,410,319	1,410,319	3,152,353	3,152,353	102,349	102,349	4,592,250	4,592,250	149,099	149,099
Long-term bonds payable	6,943,703	6,943,703	10,827,663	10,827,663	351,548	351,548	10,960,904	10,960,904	355,873	355,873
Long-term debts (included current portion)	7,311,433	7,311,433	12,625,990	12,625,990	409,935	409,935	12,649,748	12,649,748	410,707	410,707
Long-term payable for investments	—	—	5,474,780	5,474,780	177,752	177,752	5,360,281	5,360,281	174,036	174,036

The carrying values of cash, notes receivable, accounts receivable, short-term borrowings, C/P and B/A payable, and notes and accounts payable approximate fair value because of the short maturity of these instruments. The fair value of short-term and long-term investments are determined based on market values or net equity values. The fair value of long-term liabilities is determined based on the estimated present value of future cash flow using the interest rates of similar long-term debt instruments which ASE is able to obtain as the discount rate. Fair value of long-term debt is its carrying value because floating interest rates are applied.

25. Segment and Geographical Information

a. Geographical sales information

1) Net revenue

	Year Ended December 31,							Six Months Ended June 30,				
	1997		1998		1999			1999		2000		
	NT$	% of Total Sales	NT$	% of Total Sales	NT$	US$	% of Total Sales	NT$	% of Total Sales	NT$	US$	% of Total Sales
								(Unaudited)		(Unaudited)		
America	10,617,594	56	12,331,369	59	18,645,953	605,388	57	7,063,898	59	15,314,550	497,226	65
Domestic	6,231,124	33	6,301,536	31	9,427,343	306,083	29	3,618,590	30	6,135,259	199,197	26
Europe	662,635	3	625,742	3	852,110	27,666	3	285,540	3	755,109	24,516	3
Asia and other areas	1,576,827	8	1,503,776	7	3,684,155	119,615	11	945,701	8	1,392,232	45,202	6
	19,088,180	100	20,762,423	100	32,609,561	1,058,752	100	11,913,729	100	23,597,150	766,141	100

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

2) Long-lived assets

| | Year Ended December 31, | | | | | | | | Six Months Ended June 30, | | |
| | 1997 | | 1998 | | 1999 | | | | 2000 | | |
	NT$	% of Total Long-lived Assets	NT$	% of Total Long-lived Assets	NT$	US$	% of Total Long-lived Assets		NT$	US$	% of Total Sales
										(Unaudited)	
Domestic	14,212,448	87	17,362,422	85	27,849,826	904,215	73		35,652,312	1,157,542	73
Asia....................	2,140,568	13	2,986,362	15	8,567,995	278,182	22		9,658,138	313,576	20
America	10,091	—	8,059	—	1,689,645	54,858	5		3,593,990	116,688	7
	16,363,107	100	20,356,843	100	38,107,466	1,237,255	100		48,904,440	1,587,806	100

b. Major customers

Customers accounting for 10% or more of total revenues are shown below:

| | Year Ended December 31, | | | | | | | Six Months Ended June 30, | | | | |
| | 1997 | | 1998 | | 1999 | | | 1999 | | 2000 | | |
	NT$	% of Total Sales	NT$	% of Total Sales	NT$	US$	% of Total Sales	NT$	% of Total Sales	NT$	US$	% of Total Sales
								(Unaudited)		(Unaudited)		
Motorola, Inc.	1,297,431	7	1,508,662	7	5,155,573	167,389	16	506,815	4	6,040,027	196,105	26
VIA Technologies, Inc. ..	1,412,525	7	1,328,795	6	2,576,155	83,641	8	679,083	6	2,855,255	92,703	12

d. Reported segment information

	Packaging NT$	Testing NT$	Investing NT$	All other NT$	Total NT$
1997					
Revenue from external customer.................	15,334,317	2,383,326	—	1,370,537	19,088,180
Inter-segment revenues.......	—	—	—	—	—
Interest revenue	193,256	29,990	77,943	39,083	340,272
Interest expense............	297,160	42,815	43,918	42,304	426,197
Net interest revenue (expense)	(103,904)	(12,825)	34,025	(3,221)	(85,925)
Depreciation and amortization	1,561,507	543,156	116	196,779	2,301,558
Segment profit	2,583,017	847,546	5,580,430	(868,272)	8,142,721
Segment asset	27,038,426	6,129,129	10,481,075	1,510,500	45,159,130
Expenditures for segment assets	5,411,301	2,776,138	—	50,002	8,237,441

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	Packaging NT$	Testing NT$	Investing NT$	All other NT$	Total NT$
1998					
Revenue from external customer	NT$16,867,404	NT$ 3,286,944	NT$ —	NT$1,317,230	NT$21,471,578
Inter-segment revenues	—	(155,666)	—	(553,489)	(709,155)
Interest revenue	380,470	18,471	186,069	20,387	605,397
Interest expense	655,684	149,224	138,439	42,449	985,796
Net interest revenue (expense)	(275,214)	(130,753)	47,630	(22,062)	(380,399)
Depreciation and amortization	2,204,323	979,234	116	53,516	3,237,189
Segment profit	1,592,322	792,924	(209,595)	(194,370)	1,981,281
Segment asset	25,435,533	8,409,405	10,575,845	2,590,684	47,011,467
Expenditures for segment assets	4,225,601	1,976,084	—	1,246,007	7,447,692
1999					
Revenue from external customer	NT$24,522,968	NT$ 7,874,728	NT$ —	NT$1,207,287	NT$33,604,983
Inter-segment revenues	—	(81,530)	—	(913,892)	(995,422)
Interest revenue	25,219	227,616	84,567	85,756	423,158
Interest expense	714,780	264,939	137,515	352,561	1,469,795
Net interest revenue (expense)	(689,561)	(37,323)	(52,948)	(266,805)	(1,046,637)
Depreciation and amortization	2,994,302	2,418,278	140	141,647	5,554,367
Segment profit	3,131,508	2,224,801	4,642,002	(935,870)	9,062,441
Segment asset	35,318,472	16,203,198	11,840,510	13,968,595	77,330,775
Expenditures for segment assets	5,617,480	4,808,413	—	671,502	11,097,395
1999					
Revenue from external customer	US$ 796,200	US$ 255,673	US$ —	US$ 39,198	US$ 1,091,071
Inter-segment revenues	—	(2,647)	—	(29,672)	(32,319)
Interest revenue	819	7,390	2,746	2,784	13,739
Interest expense	23,207	8,602	4,465	11,447	47,721
Net interest revenue (expense)	(22,388)	(1,212)	(1,719)	(8,663)	(33,982)
Depreciation and amortization	97,217	78,516	5	4,599	180,337
Segment profit	101,672	72,234	150,714	(30,385)	294,235
Segment asset	1,146,703	526,078	384,432	453,526	2,510,739
Expenditures for segment assets	182,386	156,117	—	21,802	360,305
Six months ended June 30, 1999 (Unaudited)					
Revenue from external customer	NT$ 8,942,914	NT$ 2,802,457	NT$ —	NT$ 538,999	NT$12,284,370
Inter-segment revenues	—	(29,735)	—	(340,906)	(370,641)
Segment profit	982,437	671,999	3,540,736	(227,798)	4,967,374
Segment asset	27,642,720	10,573,642	19,297,287	7,171,669	64,685,318

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	Packaging NT$	Testing NT$	Investing NT$	All other NT$	Total NT$
Six months ended June 30, 2000 (Unaudited)					
Revenue from external customer................	NT$17,725,445	NT$ 5,838,971	NT$ —	NT$ 654,512	NT$24,218,928
Inter-segment revenues.......	—	(49,451)	—	(572,327)	(621,778)
Segment profit	3,255,980	1,568,406	(549,170)	(251,097)	4,024,119
Segment asset	44,183,558	24,909,317	12,796,887	7,114,239	89,004,001
Six months ended June 30, 2000 (Unaudited)					
Revenue from external customer................	US$ 575,501	US$ 189,577	US$ —	US$ 21,250	US$ 786,328
Inter-segment revenues.......	—	(1,605)	—	(18,582)	(20,187)
Segment profit	105,714	50,922	(17,830)	(8,153)	130,653
Segment asset	1,434,531	808,744	415,483	230,982	2,889,740

26. ACQUISITIONS

In May 1999, ASE Test acquired 70% equity of ISE Labs, which is engaged in the testing and packaging of semiconductors. The purchase cost, including transaction costs, was approximately US$100.1 million (NT$3,083.1 million), which was paid in May 1999.

In July 1999, ASE and ASE Test purchased 70% and 30%, respectively, of the interest of the Motorola SPS Businesses. The purchase cost was approximately US$350.1 million (NT$10,783.1 million). As of December 31, 1999, US$176.2 million (NT$5,426.96 million) has been paid and the balance of US$173.9 million (NT$5,356.1 million), plus interest (commencing as of the acquisition date — July 1999) is payable, $70.0 million of which is subject to target sales volumes being met for the Motorola SPS Businesses in Chung Li, Taiwan, based on specified payment dates within four years. ASE believes the contingent payments of US$70 million are determinable beyond a reasonable doubt. As of December 31, 1999, ASE has provided guaranteed letters of credit of US$173,876 (NT$5,355,381) to Motorola for the future payable. Both acquirees currently provide packaging and testing of semiconductors. A portion of the purchase price was financed through a convertible notes offering completed on June 29, 1999 by ASE Test Finance Limited and fully and unconditionally guaranteed by ASE Test (see Note 13).

Future payments for investments in Motorola as of December 31, 1999 are as follows:

	NT$	US$
Within the following year...	1,490,599	48,396
Within the second year	1,679,176	54,519
Within the third year...	1,679,176	54,519
Within the fourth year	625,829	20,319
	5,474,780	177,753

The acquisitions of the Motorola SPS Businesses and ISE Labs were accounted for by the purchase method. Assets acquired and liabilities assumed have been recorded at their estimated fair values as of the acquisition dates. The purchase prices exceeded the fair value of the net tangible assets by about US$81.9 million (NT$2,522.5 million) for Motorola SPS Businesses and

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

US$76.5 million (NT$2,356.2 million) for ISE Labs. The purchase cost in excess of fair value of net tangible assets was allocated to various intangible assets, which will be amortized on a straight-line basis over 3 to 38 years.

The purchase price and the calculation of goodwill for those acquisitions described above are as follows (in millions):

	Purchase Cost		Net Book Value		Excess	
Acquires						
ISE Labs	US$100.1	(NT$3,083.1)	US$ 23.6	(NT$726.9)	US$76.5	(NT$2,356.2)
Motorola SPS Businesses	US$350.1	(NT$10,783.1)	US$268.2	(NT$8,260.6)	US$81.9	(NT$2,522.5)

The excess purchase price was allocated as follows (in millions):

	ISE Labs		Motorola SPS Businesses	
	NT$	US$	NT$	US$
Item				
Write-up of land	78.5	2.5	2,752.9	89.4
Write-up (write-down) in buildings	84.7	2.8	(361.0)	(11.7)
Write-up (write-down) in machinery	282.5	9.2	(263.7)	(8.6)
Deferred tax liability	(178.9)	(5.8)	—	—
Goodwill	2,134.5	69.3	442.6	14.4
	2,401.3	78.0	2,570.8	83.5

The purchase price of US$350.1 and US$100.1 million for Motorola SPS Businesses and ISE Labs acquisitions, respectively, is allocated as follows (in millions):

	Motorola SPS Businesses		ISE Labs	
	NT$	US$	NT$	US$
Cash	1,418.8	46.1	135.0	4.4
Accounts receivable	951.1	30.9	448.9	14.6
Other current assets	216.6	7.0	22.0	0.7
Fixed assets — net	9,504.9	308.6	2,589.7	84.1
Other assets	81.6	2.6	109.9	3.6
Goodwill	442.6	14.4	2,134.5	69.3
Total liabilities	(1,626.0)	(52.8)	(1,864.6)	(60.5)
Minority interest	—	—	(433.2)	(14.2)
	10,989.6	356.8	3,142.2	102.0

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

The unaudited pro forma consolidated results of operations are presented as if the acquisitions of the Motorola SPS Businesses had been made at the beginning of 1998 and 1999, and in the case of ISE Labs, at the beginning of 1998:

	Year Ended December 31,		
	1998	1999	
	NT$	NT$	US$
Revenue	46,555,084	49,804,626	1,617,033
Net income	1,926,805	6,937,554	225,245
Earnings per share — outstanding common shares			
Primary	0.80	3.46	0.11
Fully diluted	0.80	3.45	0.11
Earnings per GDS and pro forma equivalent ADS			
Primary	4.01	17.29	0.56
Fully diluted	4.01	17.27	0.56

The pro forma results of operations include adjustments to give effect to the net decrease in depreciation and the amortization of goodwill related to the increased value of acquired fixed assets and identifiable intangible assets, and interest expense on debt assumed to finance the purchases. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the periods or the future results of the combined operations.

The above pro forma consolidated results of operations include the pre-acquisition revenues and net income as follows:

	ISE Labs		Motorola SPS Businesses	
	1998	1999	1998	1999
	NT$	NT$	NT$	NT$
Net revenues	2,152,538	736,765(1)	23,640,123	17,195,065
Net income (loss)	154,188	65,167	809,862	(106,946)

(1) Under the method of consolidation used by the Corporation to consolidate the statement of income of ISE Labs for the year ended December 31, 1999, ISE Lab's full-year 1999 net revenues, cost of revenues and operating expenses are included in the corporation's consolidated statements of income.

27. Summary of Significant Differences Between Accounting Principles Followed by the Corporation and Generally Accepted Accounting Principles in the United States

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the Republic of China (''ROC GAAP''), which differ in the

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

following respects from generally accepted accounting principles in the United States (''US GAAP''):

a. Pension benefits

U.S. Financial Accounting Standards (FAS) 87, ''Accounting for Pensions'', was effective no later than the beginning of the first period for which a US GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. The adoption date of ASE for US FAS 87 is the beginning of 1987. ROC SFAS 18, which is substantially similar to US FAS 87, was effective in 1996 for listed companies in Taiwan. Therefore, pension expenses due to different adoption dates is adjusted.

b. Short-term investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities at cost. Under US FAS 115, ''Accounting for Certain Investments in Debt and Equity Securities'', except for debt securities classified as ''held-to-maturity securities'', investments in debt and equity securities, other than those recorded on the equity method, should be stated at fair value.

All of the Corporation's short-term investments are classified as trading securities under US GAAP, with gains and losses recognized currently in income. The unrealized holding gain included in earnings under US GAAP were NT$12,584 (US$408) in 1999. All of the Corporation's short-term investments in mutual funds, stock and convertible debt are bought and held principally for the purpose of selling them in the near term.

c. Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP, after such appropriations are formally approved by the board of directors and resolved by the shareholders in the following year. Under US GAAP, such bonuses are charged to income currently in the year earned. Stock issued as part of these bonuses is recorded at fair market value. Since the amount and form of such bonuses are not finally determinable until the board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses (''regular bonuses'') is initially accrued based on the management's estimate regarding the amount to be paid based on ASE's Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses settled by the issuance of shares is recognized in the year of approval by the board of directors. The management estimates that the regular annual employee bonuses, including cash and stock, will approximate three to four months' salaries and wages.

Aside from the aforementioned regular bonus plan, ASE decided to grant a special stock bonus to employees in 1997. Employees who received the special stock bonus are required to continue working for ASE for an additional three years. Accordingly, the amount of special stock bonuses is being allocated over three years as special compensation expenses in the statement of income.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

d. Treasury stock

Under US GAAP, when a subsidiary holds its parent's stock as investments, the stock should be treated as treasury stock and is presented in the consolidated balance sheet as a deduction to shareholders' equity. The capital gain (loss) from sales of treasury stock is added to or deducted from the balance of treasury stock. Under ROC GAAP, such treatment is not required and, as a result, the investment in ASE common shares are presented in long-term investment in the balance sheets and capital gain (loss) from sale of treasury stock is recognized and included in the statement of income.

e. Depreciation of buildings

Under ROC GAAP, the estimated life of a building can be as long as 40 years based on ROC practices. For US GAAP purpose, an assessment for useful lives of buildings is estimated to be 25 years.

f. Excess of book value on transfer of buildings between related parties

ASE Test, Inc., a consolidated subsidiary, purchased buildings and facilities from another consolidated subsidiary, ASE Technologies, in 1997. The actual costs purchased from ASE Technologies were based on market value. Such additional payment for the excess of book value of NT$17,667 was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under US GAAP, transfers of assets from related parties should not be recorded by the transferee at stepped-up values.

g. Gain on sales of subsidiary's stock

The carrying value of stock investments in ASE Test by J&R Holding under ROC GAAP is different from that under US GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors. Since parts of such stock investments were sold in 1997 and 1999, the disposal gain (loss) under US GAAP was different from that under ROC GAAP as a result of the difference in carrying values.

h. Effects of US GAAP adjustments on equity long-term investment

The carrying values of equity-basis investments and the investment income (loss) accounted for by the equity method in HCDC, HCKC and USI are reflected in the financial statements under ROC GAAP. The financial statements of these equity investees under ROC GAAP are different from the financial statements had those financial statements been prepared under US GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors and depreciation of buildings. Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC and US GAAP in the investees' financial statements.

i. Impairment of long-lived assets

U.S. FAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required, and, if so, to measure the impairment. If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognized; if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss cannot be recognized. Measurement of an impairment loss is based on the fair value of the asset. U.S. FAS 121 also generally requires that long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of the carrying value or fair value less cost to sell. Based on an assessment by ASE of the

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

potential impact of U.S. FAS 121, there is no impairment loss as of December 31, 1999 for ASE.

The following reconciles net income and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income and shareholders' equity amounts as determined under US GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,			Six Months Ended June 30,		
	1998	1999	1999	1999	2000	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Net income						
Net income based on ROC GAAP	1,603,961	7,794,666	253,074	4,516,751	2,920,824	94,832
Adjustments:						
a. Pension benefits (cost)	26,075	(15,799)	(513)	(7,900)	2,152	70
b. Short-term investments	(12,973)	12,584	409	63,683	47,412	1,539
c. Bonuses to employees, directors and supervisors:						
Accrued regular bonuses	(812,960)	(1,089,135)	(35,362)	(544,568)	(502,159)	(16,304)
Special stock bonuses	(433,224)	(577,500)	(18,750)	(288,750)	(288,750)	(9,375)
d. Gain from sale of treasury stock	(42,692)	(1,388,523)	(45,082)	—	—	—
e. Depreciation of buildings	(21,718)	(30,731)	(998)	(15,366)	(14,407)	(468)
f. Excess of book value of buildings transferred between related parties	432	432	14	216	216	7
g. Restate carrying value and related capital gain (loss) from sale of subsidiary's stocks	7,433	(5,180)	(168)	(5,742)	(2,553)	(83)
h. Effects for US GAAP adjustments on equity long – term investments	(21,966)	(154,218)	(5,007)	(20,636)	(112,584)	(3,655)
i. Effect of US GAAP adjustment on income tax	4,538	5,691	185	2,846	3,028	98
j. Effect of US GAAP adjustments on minority interest	1,944	89,014	2,890	16,859	302	10
Net decrease in net income	(1,305,111)	(3,153,365)	(102,382)	(799,358)	(867,343)	(28,161)
Approximate — net income based on US GAAP	298,850	4,641,301	150,692	3,717,393	2,053,481	66,671
Earnings per share						
Basic	0.15	2.34	0.08	1.88	1.04	0.03
Diluted	0.10	2.30	0.07	1.86	1.00	0.03
Earnings per GDS and pro forma equivalent ADS						
Basic	0.75	11.72	0.38	9.39	5.18	0.17

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	Year Ended December 31,			Six Months Ended June 30,		
	1998	**1999**	**1999**	**1999**	**2000**	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Diluted	0.51	11.48	0.37	9.32	5.00	0.16
Number of weighted average shares outstanding	1,980,000,000	1,980,000,000	1,980,000,000	1,980,000,000	1,980,234,123	1,980,234,123
Number of pro forma equivalent ADS	396,000,000	396,000,000	396,000,000	396,000,000	396,046,825	396,046,825

	Year Ended December 31,			Six Months Ended June 30,		
	1998	**1999**		**1999**	**2000**	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Shareholders' equity						
Shareholders' equity based on ROC GAAP	21,874,808	30,057,036	975,878	27,021,142	32,805,429	1,065,111
Adjustments:						
a. Pension benefits............................	(31,996)	(47,794)	(1,552)	(39,896)	(45,642)	(1,482)
b. Restatement of short-term investments	—	12,584	408	63,683	59,996	1,948
c. Bonuses to employees, directors and supervisors	(34,300)	(217,827)	(7,072)	(108,914)	(280,868)	(9,119)
d. Effects of US GAAP adjustments on equity investments	(32,830)	(187,048)	(6,073)	(53,466)	(299,632)	(9,728)
e. Effect of US GAAP adjustments on income tax	9,479	15,170	492	12,325	18,198	591
f. Purchases and sales of treasury stocks						
f1. reversal of unrealized loss	703,865	—	—	—	—	—
f2. classification of treasury stock	(4,704,995)	(2,922,561)	(94,888)	(4,704,995)	(2,922,561)	(94,888)
g. Effect of US GAAP adjustments on useful life	(64,564)	(95,296)	(3,093)	(79,930)	(109,703)	(3,562)
h. Excess of book value of buildings transferred between related parties	(17,055)	(16,623)	(540)	(16,839)	(16,407)	(533)
i. Restate carrying value of subsidiaries' long-term investment	(42,441)	(47,621)	(1,546)	(48,183)	(50,174)	(1,629)
j. Effect of US GAAP adjustments on minority interest	15,228	19,667	638	32,087	19,969	648
Net decrease in shareholders' equity	(4,199,609)	(3,487,349)	(113,226)	(4,944,128)	(3,626,824)	(117,754)
Approximate shareholders' equity based on US GAAP	17,675,199	26,569,687	862,652	22,077,014	29,178,605	947,357
Changes in shareholders' equity based on US GAAP:						
Balance, beginning of year	18,533,750	17,675,199	573,870	17,675,199	26,569,687	862,652
Convertible bonds converted into common shares ...	—	—	—	—	35,653	1,158
Net income for the year (Period)	298,850	4,641,301	150,692	3,717,393	2,053,481	66,671
Adjustment for common shares issued as bonuses to employees, and compensations to directors and supervisors	1,211,884	1,448,808	47,039	724,404	727,868	23,632
Translation adjustment for subsidiaries	97,854	(173,957)	(5,648)	(29,128)	(182,386)	(5,922)
Adjustment from changes in ownership percentage of investees	55,605	(108,046)	(3,508)	(10,854)	(25,698)	(834)
Purchase of treasury stock	(2,598,416)	—	—	—	—	—
Sale of treasury stock.............................	32,980	1,782,434	57,871	—	—	—
Capital gain from sale of treasury stock	42,692	1,303,948	42,336	—	—	—
Balance, end of year	17,675,199	26,569,687	862,652	22,077,014	29,178,605	947,357

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

A reconciliation of the significant balance sheet accounts to the approximate amounts as determined under US GAAP is as follows:

	As of December 31,			As of June 30,	
	1998	**1999**		**2000**	
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Short-term investments					
As reported	647,209	216,280	7,022	3,001,609	97,455
US GAAP adjustments					
Restatement of investments to fair value...........................	—	12,584	409	59,996	1,948
As adjusted	647,209	228,864	7,431	3,061,605	99,403
Long-term investments					
As reported	7,317,043	9,674,432	314,105	11,034,013	358,247
US GAAP adjustments					
Treasury stock	(3,875,704)	(2,922,561)	(94,888)	(2,922,561)	(94,888)
Equity investments	(32,830)	(187,048)	(6,073)	(299,632)	(9,728)
As adjusted	3,408,509	6,564,823	213,144	7,811,820	253,631
Buildings and improvement					
As reported	4,138,461	7,304,856	237,171	8,167,102	265,166
US GAAP adjustments					
Effect of US GAAP adjustments on useful life	(64,564)	(95,296)	(3,094)	(109,703)	(3,562)
Excess of book value of buildings transferred between related parties	(17,055)	(16,623)	(540)	(16,407)	(533)
As adjusted	4,056,842	7,192,937	233,537	8,040,992	261,071
Other assets					
As reported	1,125,882	952,757	30,934	1,148,578	37,292
US GAAP adjustments					
Effect of US GAAP adjustments on income tax	9,479	15,170	492	18,198	591
As adjusted	1,135,361	967,927	31,426	1,166,776	37,883
Consolidated debits					
As reported	3,237,264	5,245,828	170,319	4,934,867	160,223
US GAAP adjustments					
Restate carrying value of subsidiaries' long-term investment	(42,441)	(47,621)	(1,546)	(50,174)	(1,629)
As adjusted	3,194,823	5,198,207	168,773	4,884,693	158,594
Current liabilities					
As reported	10,301,480	17,636,203	572,604	24,722,596	802,682
US GAAP adjustments — bonuses to employees, directors and supervisors........................	34,300	217,827	7,072	280,868	9,119
As adjusted	10,335,780	17,854,030	579,676	25,003,464	811,801

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	As of December 31,			As of June 30,	
	1998	1999		2000	
	NT$	NT$	US$	NT$	US$
				(Unaudited)	
Accrued pension cost					
As reported	168,061	189,189	6,142	261,257	8,482
US GAAP adjustments — pension benefits	15,683	42,691	1,386	45,642	1,482
As adjusted	183,744	231,880	7,528	306,899	9,964

As a result of the adjustments presented above, the approximate amounts of total assets based on US GAAP are NT$42,988,352, NT$74,089,380 (US$2,405,499) and NT$85,683,718 (US$2,781,939) as of December 31, 1998, 1999 and June 30, 2000, respectively.

28.   Additional Disclosures Required by US GAAP

ASE is required by SEC Staff Accounting Bulletin No. 74, to disclose the impact recently issued accounting standards will have on its financial statements when adopted in a future period, as well as make certain disclosures about recently issued accounting standards.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (''SFAS 133''), accounting for derivative instruments and hedging activities.

ASE has not yet quantified the impacts of adopting SFAS 133 on the financial statements and has not determined the timing of or method of adoption of SFAS 133. However, the SFAS 133 could increase volatility in earnings and other comprehensive income. The adoption of SFAS 133 will not be effective until 2001.

a.   Pension

Set forth below is pension information disclosed in accordance with U.S. FAS 132:

	Year Ended December 31,		
	1998	1999	
	NT$	NT$	US$
Components of net periodic benefit cost			
Service cost	59,531	81,240	2,638
Interest cost	19,569	23,796	772
Expected return on plan assets.....................	(13,023)	(12,242)	(397)
Amortization of prior service cost	777	642	21
Net periodic benefit cost	66,854	93,436	3,034

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

	Year ended December 31,		
	1998	**1999**	
	NT$	**NT$**	**US$**
Changes in benefit obligation			
Benefit obligation at beginning of year	286,215	359,510	11,672
Service cost	57,234	79,410	2,578
Interest cost	18,604	23,369	759
Actuarial gain	—	3,586	116
Benefits paid	(2,543)	(201)	(6)
Benefit obligation at end of year	359,510	465,674	15,119
Changes in plan assets			
Fair value of plan assets at beginning of year	127,275	165,155	5,361
Actual return on plan assets	11,153	10,790	350
Employer contribution	29,270	32,545	1,057
Benefits paid	(2,543)	(201)	(6)
	165,155	208,289	6,762
Funded status	194,355	257,385	8,357
Unrecognized actuarial loss	(8,214)	(16,549)	(372)
Net amount recognized (recognized as accrued pension cost)	186,141	240,836	7,985

Actuarial assumptions:

	1997-1999
Discount rate..	6.5%
Rate of compensation increase	4.0%-5.5%
Expected return on plan assets	6.5%

ASE has no other post-retirement or post-employment benefit plans.

b. Short-term investments

    At December 31, 1999 and June 30, 2000, certain investments carried at cost under ROC GAAP were restated under US FAS 115:

	December 31, 1999						June 30, 2000					
	Carrying Value		Fair Value		Unrealized Holding Gains		Carrying Value		Fair Value		Unrealized Holding Gains	
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$ (Unaudited)	US$	NT$	US$
Short-term investments (Note 3) ...	216,280	7,022	228,864	7,431	12,584	409	3,001,609	97,455	3,061,605	99,403	59,996	1,948

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

c. Income taxes expense

	Year Ended December 31,			Six Months Ended June 30,		
	1998	**1999**	**1999**	**1999**	**2000**	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Income tax currently payable ..	160,144	583,550	18,947	248,894	354,509	11,510
Deferred	(272,049)	(161,128)	(5,232)	(87,757)	26,570	863
Income tax on undistributed earnings generated in 1998 ..	—	44,539	1,446	—	124,974	4,058
Adjustment of prior years' income taxes	(43,410)	(13,109)	(426)	—	(9,850)	(320)
	(155,315)	453,852	14,735	161,137	496,203	16,111

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to US GAAP, is as follows:

	Year Ended December 31,			Six Months Ended June 30,		
	1998	**1999**		**1999**	**2000**	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Income tax at statutory rate ..	491,610	2,406,503	78,133	1,246,313	1,363,258	44,261
Add (less) tax effects of:						
Permanent differences						
Tax-exempt income ...	(508,822)	(1,163,516)	(37,777)	(302,707)	(470,006)	(15,260)
Investment loss (income)	(38,935)	(653,493)	(21,217)	(957,033)	638	21
Unamortized expense for issuance of GDS	(4,770)	—	—	—	—	—
Bonus to employee and directors	311,546	416,659	13,528	208,330	197,727	6,420
Other	8,734	35,408	1,150	(10,762)	16,293	529
Tax credits						
Utilized	(138,923)	(401,525)	(13,037)	(166,008)	(502,169)	(16,304)
Deferred................	(232,345)	(217,614)	(7,065)	143,004	(224,662)	(7,294)
Income taxes (10%) on undistributed earnings generated in 1998	—	44,539	1,446	—	124,974	4,058
Adjustment of prior year's income tax	(43,410)	(13,109)	(426)	—	(9,850)	(320)
Income tax (benefit) expense	(155,315)	453,852	14,735	161,137	496,203	16,111

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

The abovementioned taxes on pre-tax accounting income at the statutory rates for domestic and foreign subsidiaries are shown below:

	Year Ended December 31,			Six Months Ended June 30,		
	1998	1999		1999	2000	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Domestic subsidiaries in ROC (25% statutory rate)	209,294	1,905,779	61,875	1,055,219	1,036,664	33,657
Foreign subsidiaries						
ASE Korea Inc. (30.8% statutory rate)	—	55,770	1,811	—	51,486	1,672
ISE Labs, Inc. (33% statutory rate)	—	163,240	5,300	82,689	78,932	2,563
ASE Test Malaysia (30% statutory rate)	282,316	281,714	9,147	108,405	196,176	6,369
	491,610	2,406,503	78,133	1,246,313	1,363,258	44,261

d. Stock option plans

ASE Test has five stock option plans, the 1996 Option Plan (''Pre-IPO Plan''), the 1996 Executive Management Option Plan (''1996 Plan''), the 1997 Option Plan, the 1998 Option Plan and the 1999 Option Plan. The Pre-IPO Plan provided for grants of options, which are currently exercisable, to ASE Test's directors, officers, employees and independent consultants to purchase 1,500,000 shares at US$2.0625 (NT$63.53) per share. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares and 2,000,000 shares have been reserved for issuance under the 1996, 1997, 1998 and 1999 Option Plans, respectively.

The 1996, 1997, 1998 and 1999 Option Plans granted the following stock options to purchase ASE Test's ordinary shares, which are exercisable based on a vesting schedule over a period of five years until the expiration of the options, to directors, officers, key employees and independent consultants.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

Stock Option Plan	Exercise Price		Number of shares granted
	US$	NT$	
1996 Option Plan			
I R&F 2	3	92	40,000
II DIR/R&F	3.5	108	7,750,000
III R&F 3	5	154	12,000
IV R&F 4	5.46875	168	2,010,000
V C961	14	431	163,200
VI C962	13.4375	414	45,800
VII R&F 5	20	616	187,500
1997 Option Plan			
I P971	9.5625	295	2,720,000
II C971	14	431	16,000
III C972	13.4375	414	16,600
IV P972	20	616	480,000
1998 Option Plan			
I P981	11	339	1,269,680
II P982	20	616	325,000
1999 Option Plan	20	616	1,750,000

The exercise price of each option was equal to the stock's market price on the date of grant and all options will expire after five years, except for options granted under the 1999 Option Plan, which will expire after ten years.

FAS 123, ''Stock-Based Compensation'' (''FAS 123''), effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under FAS 123, ASE Test has elected to continue using the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted.

ASE has computed for pro forma disclosure purposes the fair value of each option grant, as defined by FAS 123, using the Black-Scholes option pricing model with the following assumptions:

	Pre-IPO Plan	1996 Option Plan	1997 Option Plan	1998 Option Plan	1999 Option Plan
Risk free interest rate	5.41%	5.47-5.76%	4.29-5.76%	4.56-5.76%	6.01%
Expected dividend yield	0%	0%	0%	0%	0%
Expected lives	1.5 years	3.6-4 years	3.4-3.8 years	3.4-3.8 years	5 years
Volatility . . .	54.64%	54.64-55.53%	54.64-55.53%	55.53-82.08%	55.53%

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the option rights vesting periods. Had ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by FAS 123, ASE's net income under US GAAP would have been reduced to the pro forma amounts below.

	Year Ended December 31,		
	1998	**1999**	**1999**
	NT$	**NT$**	**US$**
Net income based on US GAAP	298,850	4,641,301	150,692
Pro forma net income	109,497	4,479,803	145,448
Pro forma EPS — Basic	0.06	2.26	0.07
— Diluted	0.04	2.21	0.07

e. According to FAS 130, the statement of comprehensive income for the years ended December 31, 1998 and 1999 are presented below:

	Year Ended December 31,		
	1998	**1999**	**1999**
	NT$	**NT$**	**US$**
Net income based on US GAAP	298,850	4,641,301	150,692
Translation adjustment on subsidiaries	97,854	(173,957)	(5,648)
Comprehensive Income	396,704	4,467,344	145,044

f. Consolidation

The 1999 net revenues, cost of revenues and operating expenses of ISE Labs before the date of acquisition in the amounts of NT$736,765 (US$23,921), NT$475,250 (US$15,430) and NT$117,880 (US$3,827), respectively, were consolidated in the 1999 consolidated financial statements. The net revenues for the pre-acquisition period only represented 2% of the ASE's consolidated net revenues in 1999 and such presentation has no impact on the 1999 consolidated net income and shareholders' equity under US GAAP. If the results of ISE Labs were consolidated from the date of acquisition, the net revenues, gross profit and income from operation of 1999 consolidated statement of income will be NT$31,872,796 (US$1,034,831), NT$8,388,480 (US$272,353) and NT$4,704,924 (US$152,757).

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

g. US GAAP Cash Flow Information

The following represents the major captions of cash flow under US GAAP pursuant to SFAS No. 95:

	Year Ended December 31,			Six Months Ended June 30,		
	1998	1999	1999	1999	2000	
	NT$	NT$	US$	NT$	NT$ (Unaudited)	US$
Cash flows						
Net cash provided by operating activities	8,512,221	7,561,023	245,488	2,235,896	3,352,984	108,863
Net cash used in investing activities	(9,566,406)	(15,522,746)	(503,985)	(4,535,751)	(14,995,244)	(486,859)
Net cash provided by (used in) financing activities	(1,720,614)	11,765,284	381,990	9,044,298	6,241,974	202,662
Net increase (decrease) in cash	(2,774,799)	3,803,561	123,493	6,744,443	(5,400,286)	(175,334)
Cash balance, beginning of year (period)	10,869,795	8,173,901	265,386	8,173,901	11,809,112	383,413
Effect of exchange rate changes on cash	78,905	(168,350)	(5,466)	44,378	(168,969)	(5,486)
Cash balance, end of year (period)	8,173,901	11,809,112	383,413	14,962,722	6,239,857	202,593

The significant reclassifications for US GAAP cash flow statement pertain to the following:

1) the effect of exchange rate changes on cash is shown in the reconciliation of the beginning balance and ending balance of cash (as opposed to operating activities under ROC GAAP)

2) compensation to directors and supervisors and bonuses to employees is shown in the operating activity under US GAAP (as opposed to financing activities under ROC GAAP)

3) proceeds from sales of treasury stock and purchases of treasury stock are shown in the financing activities under US GAAP (as opposed to investing activities under ROC GAAP).

29. Subsequent Events

In January 2000, ASE Chung Li and HCDC entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. HCDC will bear all costs relating to the development. Following development, floor space in the completed buildings will be sold by HCDC at prices to be negotiated between HCDC and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of that floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the purchase price. The first phase of the development project is the construction of a building with aggregate floor space of approximately 800,000 square feet, which is expected to be completed in the fourth quarter of 2000. The total value of the first phase of the project, including land and the completed building, is estimated to be NT$2.0 billion.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying combined balance sheets of Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea as of December 31, 1997 and 1998 and the related combined statements of operations and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea as of December 31, 1997 and 1998 and the combined results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Certified Public Accountants

Taipei, Taiwan
April 20, 2000

MOTOROLA'S SEMICONDUCTOR PRODUCTS SECTOR BUSINESSES IN TAIWAN AND KOREA

COMBINED BALANCE SHEETS
DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999
(Amounts in thousands of U.S. dollars)

	December 31,		
	1997	**1998**	**June 30, 1999**
			(unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 36,544	$ 10,537	$ 32,983
Due from related parties	—	7,900	94,478
Inventories	70,455	101,507	37,264
Prepaid expenses	165	863	13,084
Deferred income tax assets	—	—	1,677
Other current assets	8,124	6,328	3,787
Total current assets	115,288	127,135	183,273
Property, plant and equipment, net.................	201,424	234,360	255,457
Deferred income tax assets	4,109	2,822	1,002
Refundable deposits	6,863	5,691	1,514
Loans to related parties	35,016	26,919	—
Total assets.....................................	$362,700	$396,927	$441,246
Liabilities and Owner's Equity			
Current liabilities:			
Accounts payable...............................	$ 5,434	6,456	$ 8,762
Deferred income tax liabilities	1,827	1,155	—
Due to related party	7,127	—	—
Accrued expenses and other current liabilities	18,067	15,418	11,715
Total current liabilities...........................	32,455	23,029	20,477
Accrual for retirement benefits.....................	23,437	17,542	21,200
Total liabilities	55,892	40,571	41,677
Owner's equity	306,808	356,356	399,569
Total liabilities and owner's equity	$362,700	$396,927	$441,246

See accompanying notes to combined financial statements.

MOTOROLA'S SEMICONDUCTOR PRODUCTS SECTOR BUSINESSES IN TAIWAN AND KOREA

COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1998 AND
SIX-MONTH PERIODS ENDED JUNE 30, 1998 AND 1999
(Amounts in thousands of U.S. dollars)

	December 31		June 30,	
	1997	**1998**	**1998**	**1999**
			(unaudited)	(unaudited)
Sales to related parties	$ 656,806	$ 753,110	$ 350,484	$ 547,788
Costs of revenues	(625,746)	(702,572)	(325,174)	(534,667)
Gross profit	31,060	50,538	25,310	13,121
Selling, general and administrative expenses	(39,607)	(29,009)	(13,268)	(11,068)
Operating income (loss)	(8,547)	21,529	12,042	2,053
Interest income	12,858	9,586	4,005	1,442
Interest expense	—	(688)	(295)	—
Foreign currency exchange gain (loss), net	(28,325)	6,081	1,865	2,739
Gain (loss) on disposal of property, plant and equipment	292	324	57	(546)
Income before income taxes	(23,722)	36,832	17,674	5,688
Income tax expense	(5,941)	(11,032)	(5,351)	(2,281)
Net income (loss)	$ (29,663)	$ 25,800	$ 12,323	$ 3,407

See accompanying notes to combined financial statements.

MOTOROLA'S SEMICONDUCTOR PRODUCTS SECTOR BUSINESSES IN TAIWAN AND KOREA

COMBINED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1997 AND 1998 AND
SIX-MONTH PERIODS ENDED JUNE 30, 1998 AND 1999
(Amounts in thousands of U.S. dollars)

	December 31,		June 30,	
	1997	**1998**	**1998**	**1999**
			(unaudited)	(unaudited)
Cash flows from operating activities:				
Net income (loss)	$(29,663)	$ 25,800	$ 12,323	$ 3,407
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:				
Depreciation and amortization	28,964	34,371	15,671	23,296
Loss (gain) on disposal of property, plant and equipment	(292)	(324)	(57)	546
Increase (decrease) in deferred income tax assets/liabilities	2,147	614	80	(1,012)
Changes in operating assets and liabilities:				
(Increase) decrease in due from related parties	39,043	(15,027)	(28,278)	(86,578)
(Increase) decrease in inventories	(22,351)	(31,052)	(26,362)	64,243
(Increase) decrease in prepaid expenses ..	1,112	(698)	(881)	(12,221)
Decrease in other current assets	678	1,797	6,866	2,541
Increase in accounts payable	777	1,022	942	2,306
Increase (decrease) in accrual for retirement benefits	(13,415)	(5,895)	(3,333)	3,658
Increase (decrease) in accrued expenses and other current liabilities...............	$ 4,635	(2,649)	(392)	(3,703)
Decrease in refundable deposits	34,283	1,172	3,582	4,177
Cash provided by (used in) operating activities	45,918	9,131	(19,839)	660
Cash flows from investing activities:				
Purchases of property, plant and equipment ..	(178,307)	(75,339)	(36,134)	(48,883)
Proceeds from sale of property, plant and equipment.................................	107,867	8,356	3,929	3,944
Net change in loans to related parties	18,862	8,097	(5,176)	26,919
Cash used in investing activities	(51,578)	(58,886)	(37,381)	(18,020)
Cash flows from financing activities:				
Net change in inter-division balance with Motorola Electronics Taiwan Ltd..............	(25,220)	23,748	29,935	39,806
Cash dividends	(9,065)	—	—	—
Net increase in short-term debt	—	—	10,944	—
Cash provided by (used in) financing activities	(34,285)	23,748	40,879	39,806
Net increase (decrease) in cash and cash equivalents.................................	(39,945)	(26,007)	(16,341)	22,446
Cash and cash equivalents at beginning of period	76,489	36,544	36,544	10,537
Cash and cash equivalents at end of period.....	$ 36,544	$ 10,537	$ 20,203	$ 32,983
Supplementary disclosure of cash flow information:				
Cash payments for income taxes	$ 5,214	$ 10,916	$ 3,034	$ 8,790
Cash payments for interest	$ —	$ 688	$ 295	$ —

See accompanying notes to combined financial statements.

F-67

MOTOROLA'S SEMICONDUCTOR PRODUCTS SECTOR BUSINESSES IN TAIWAN AND KOREA

NOTES TO COMBINED FINANCIAL STATEMENTS

(1) Organization, Principal Activities and Basis of Presentation

On July 4, 1999, ASE Test Limited and Advanced Semiconductor Engineering, Inc. (''the ASE Group'') purchased Motorola, Inc.'s Semiconductor Products Sector's (''SPS'') businesses in Taiwan and South Korea. The acquisition consisted of substantially all of the assets of Motorola's SPS facility in Chung Li, Taiwan and 100% of the common stock of Motorola Korea Ltd. Substantially all of the assets and liabilities included in Motorola Korea Ltd. related to the SPS business. The assets and liabilities of the SPS business in Taiwan were included in Motorola Electronics Taiwan Ltd. Prior to the acquisition, both Motorola Korea Ltd. and Motorola Electronics Taiwan Ltd. were wholly-owned subsidiaries of Motorola, Inc.

Basis of presentation

The combined financial statements reflect the combined financial condition, results of operations and cash flows of the SPS businesses under common control in a manner similar to a pooling of interests. Accordingly, the combined financial statements have been prepared on the basis of historical costs and as if the business activities of the SPS businesses in Taiwan and Korea had been conducted on a combined basis throughout the relevant periods.

In preparing the combined financial statements, the financial statement balances related to the SPS business in Taiwan were ''carved-out'' from the legal entity, Motorola Electronics Taiwan Ltd., and combined with the financial statements of Motorola Korea Ltd. Accordingly, the combined financial statements include certain previously unallocated general and administrative expenses related to the SPS business in Taiwan aggregating $239,445 and $574,478 for the years ended December 31, 1997 and 1998. The expenses allocated relate to costs from Motorola Electronics Taiwan Ltd.'s accounting, public affairs, and general office departments and income taxes.

The basis for the allocation of costs from the public affairs and general manager's office was primarily based on sales and inventory levels of the SPS business in Taiwan as compared to the total sales and inventory levels of Motorola Electronics Taiwan Ltd. Costs allocated from the accounting department was based on actual hours incurred by the department on behalf of the SPS business. Income taxes were calculated as if the SPS business in Taiwan was a stand-alone legal entity.

In addition, a net foreign currency gain of $2,446,000 and a net foreign currency loss of $2,405,964 was allocated to the SPS businesses for the years ended December 31, 1997 and 1998, respectively. These gains and losses were incurred by Motorola, Inc. Motorola, Inc.'s treasury department enters into forward foreign currency contracts to hedge foreign currency positions of its subsidiaries on a global basis. Gains and losses from these contracts are allocated to individual businesses within Motorola based on the specific foreign currency contracts entered into to hedge each entity's foreign currency denominated monetary asset and liability positions and future cash flow needs. The foreign currency balances were generally denominated in either New Taiwan dollars or Korean won.

All other costs included in net income of the SPS businesses were specifically identified as costs directly related to these businesses.

Management believes that the basis of allocation of general and administrative expenses were reasonable based on the level of services provided to the SPS business in Taiwan and that the combined financial statements include all revenues and costs directly and indirectly attributable to Motorola's SPS businesses in Taiwan and Korea.

The combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The financial data and accompanying notes for the six-month periods ended June 30, 1998 and 1999 are unaudited but reflect all adjustments which are, in the opinion of management, necessary to present such information on a basis consistent with that applied to the audited combined financial statements as of and for the years ended December 31, 1997 and 1998.

(2) Summary of Significant Accounting Policies

Basis of combination

The combined financial statements include the SPS businesses in Taiwan and Korea which were owned by Motorola, Inc. prior to July 4, 1999. All intercompany balances and transactions between these two businesses have been eliminated.

Cash equivalents

All highly liquid investments purchased with an original effective maturity of three months or less are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost (weighted average method) or net realizable value.

Foreign currency translation

The functional and reporting currency of the SPS businesses is the U.S. dollar. Transactions denominated in other currencies for nonmonetary assets and liabilities are translated and recorded at the exchange rates in effect when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into U.S. dollars at the end of the period. The resulting exchange gain or loss is included in results of operations.

Revenue recognition

Revenues are recognized at the time of shipment of products.

Property, plant and equipment

Property, plant and equipment is stated at cost. The SPS businesses provide for depreciation of property, plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 8 to 40 years, machinery and equipment over 3 to 8 years and furniture and fixtures over 4 to 10 years.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax asset and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Prior to July 4, 1999, the SPS businesses were captive operations of Motorola's semiconductor business segment. The operations of the SPS businesses included purchasing semiconductor wafers from various Motorola locations, performing the final assembly and testing functions, and selling the resulting integrated circuit product to various Motorola businesses located throughout the world. Total sales to Motorola companies for the years ended December 31, 1997 and 1998 aggregated $657 million and $753 million, respectively. Total purchases from Motorola companies aggregated $626 million and $703 million for the years ended December 31, 1997 and 1998, respectively. The net balance due to the SPS businesses from Motorola companies was $7.1 million as of December 31, 1997. The net balance due from Motorola companies was $7.9 million as of December 31, 1998.

Purchase and sales prices are determined on a cost-plus basis. The cost-plus arrangement differs by each country depending on a number of factors such as market prices, local transfer pricing rules and tax strategies. Since the service performed by the SPS businesses is selling a captive operation, management is unable to estimate the historical effect on net income as if these purchases and sales were made with unrelated entities.

Pursuant to the July 3, 1999 manufacturing services agreement between the ASE Group and Motorola, the SPS businesses will continue to provide processing services to Motorola for the next three to five years. Under the agreement, Motorola will maintain ownership of the inventory and the SPS businesses will charge Motorola a fee for assembly and test services. The fees for this service will be negotiated periodically based on factors such as supply needs and market conditions. Due to the uncertainty of the future service fee rates, management is unable to estimate the impact that the new pricing structure would have had on the historical net income of the SPS businesses.

Motorola Korea Ltd. loaned funds to a related company in Korea. The loan was denominated in Korean won and carried a variable interest rate of 12% in 1997. The interest rate on the loan ranged from 13% to 20% in 1998. The outstanding loan balance as of December 31, 1997 and 1998 was $35,016 and $26,919, respectively. The related interest income was $6,428 and $5,573 in 1997 and 1998, respectively.

In 1997, the SPS business in Korea moved its operations to a new facility. As a result, plant and equipment with an aggregate net book value of approximately $107 million was sold to various Motorola companies. These assets were sold at their net book value.

(4) Inventories

The components of inventories as of December 31, 1997 and 1998 and June 30, 1999 are summarized as follows:

| | December 31, | | June 30, |
| | 1997 | 1998 | 1999 |
(in thousands of U.S. dollars)			(unaudited)
Finished goods	$ 692	$ 361	$ 3,082
Work in process	11,040	74,620	6,798
Raw materials and supplies	58,723	26,526	27,384
	$70,455	$101,507	$37,264

(5) Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 1997 and 1998 is as follows:

| | December 31, | |
(in thousands of U.S. dollars)	1997	1998
Land and land improvements......................	$ 22,763	$ 20,653
Buildings and improvements	90,152	105,383
Machinery and equipment.........................	201,123	261,363
Furniture, fixtures and vehicles	27,967	3,579
Construction in progress..........................	14,117	—
	356,122	390,978
Less: accumulated depreciation	(154,698)	(156,618)
Net property, plant and equipment.................	$ 201,424	$ 234,360

(6) Accrued Expenses and Other Current Liabilities

As of December 31, 1997 and 1998, the following accrued expenses items exceeded 5% of total current liabilities:

| | December 31, | |
(in thousands of U.S. dollars)	1997	1998
Accrued payroll	$9,177	$6,453
Accrued taxes	2,147	6,347

(7) Short-term Debt

The SPS businesses incurred interest costs of $688,000 for the year ended December 31, 1998, related to bank overdraft balances. The interest rate on these borrowings ranged from 14.1% to 17.9% during 1998. The overdraft balance was fully paid at December 31, 1998.

(8) Retirement Plans

Employees of the SPS businesses in Taiwan are included in the Motorola Electronics Taiwan Ltd. defined benefit pension plan. The plan covers substantially all of the employees in the SPS businesses. Future retirement payments are based on the employees' salary level upon retirement and length of service with the company. At the end of each year, an actuarial calculation is prepared in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions". Based on this calculation, Motorola Electronics Taiwan Ltd. will transfer funds to the Central Trust of China, a government institution, equal to the projected benefit obligation. The plan was fully funded at December 31, 1997 and 1998. For financial reporting purposes in the accompanying combined financial statements, the SPS business in Taiwan has accounted for its participation in the plan as a multiemployer pension plan. Accordingly, contributions to the plan by the SPS business in Taiwan of $1.4 million and $1.2 million in 1997 and 1998, respectively, have been recognized as pension expense in the accompanying combined statements of operations. Employees who have been with the SPS business in Korea for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. Management's estimated liability under the plan, equal to the amount which would be payable if all employees left the Company at the balance sheet date, has been accrued in the accompanying combined financial statements.

Under the National Pension Scheme of Korea, the SPS businesses in Korea is required to transfer a certain percentage of retirement benefits of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability in the accompanying combined financial statements.

At December 31, 1997 and 1998, an accrued balance of $23.4 million and $17.5 million, respectively, was included as a noncurrent liability on the combined balance sheets related to the plan of the SPS business in Korea. Pension expense of approximately 2.1 million and $1.9 million related to this plan was recorded in the statement of operations for the years ended December 31, 1997 and 1998, respectively. In addition, approximately $9.6 million was paid to employees that were terminated as a result of the SPS business in Korea's move to a new facility in 1997 (refer to note 3). This amount was included in "selling, general and administrative expense" in the accompanying combined statement of operations for the year ended December 31, 1997.

(9) Owner's Equity

Owner's equity consists of the stockholder's equity of Motorola Korea Ltd. and the SPS business in Taiwan's interdivision balance with Motorola Electronics Taiwan Ltd. The changes in the owner's equity balance during 1997 and 1998 are shown below:

| (in thousands of U.S. dollars) | Inter-division balance with Motorola Electronics Taiwan Ltd. | Motorola Korea Ltd. | | | Total owner's equity |
		Capital stock	Legal reserve	Retained earnings	
Balance at January 1, 1997	$129,352	32,736	5,965	202,703	370,756
Net change in inter-division balance	(25,220)	—	—	—	(25,220)
Cash dividends	—	—	—	(9,065)	(9,065)
Net income (loss)	16,104	—	—	(45,767)	(29,663)
Balance at December 31, 1997 . .	120,236	32,736	5,965	147,871	306,808
Net change in inter-division balance	23,748	—	—	—	23,748
Net income	16,937	—	—	8,863	25,800
Balance at December 31, 1998 . .	$160,921	32,736	5,965	156,734	356,356

As of December 31, 1997 and 1998, Motorola Korea Ltd. had 1,482,563 shares of common stock issued and outstanding. The shares have a par value of 5,000 Korean won per share.

(10) Income Taxes

The components of income tax expense for the years ended December 31, 1997 and 1998 are summarized as follows:

(in thousands of U.S. dollars)	1997	1998
Current:		
Taiwan	$ (974)	$ 8,958
Korea	4,768	1,460
	$ 3,794	$10,418
Deferred:		
Taiwan	$ 1,647	$(2,486)
Korea	500	3,100
	2,147	$ 614
Total income tax expense	$ 5,941	$11,032

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1998 were as follows:

	December 31,	
(in thousands of U.S. dollars)	1997	1998
Current deferred tax assets:		
Amortization for tax purpose	$ 305	$3,217
Inventory adjustment for tax purpose	—	1,177
Bonus accrual	250	147
Other accrued expenses	390	397
Investment tax credits	—	2,051
	$ 945	$6,989
Current deferred tax liabilities:		
Unrealized foreign exchange gain	$1,999	$ 338
Accruals allowed for tax purposes	773	7,806
	$2,772	$8,144
Net deferred tax liabilities — current:	$1,827	$1,155
Noncurrent deferred tax assets:		
Accrual for retirement benefits	$4,109	$2,822

Investment tax credits primarily relate to investments in production improvement equipment. The substantial majority of the credits expire on December 31, 2002.

Pre-tax income (loss) was generated in the following countries for the years ended December 31, 1997 and 1998:

(in thousands of U.S. dollars)	1997	1998
Taiwan	$ 16,777	$23,409
Korea	(40,499)	13,423
	$(23,722)	$36,832

The SPS businesses are subject to statutory income tax rates of 25% and 30.8% in Taiwan and Korea, respectively. The expected income tax expense at the combined statutory income tax rates differs from the actual tax expense as follows for the years ended December 31, 1997 and 1998:

(in thousands of U.S. dollars)	1997	1998
Expected income tax expense (benefit)	$(8,280)	$ 9,986
Permanent impact of foreign currency gains and losses recognized for tax purposes	16,466	549
Investment tax credits earned and utilized	(2,670)	—
Other	425	497
Actual income tax expense	$ 5,941	$11,032

(11) Segment Information

The SPS businesses classifies its operations into one operating segment of semiconductors products. For the years ended December 31, 1997 and 1998, sales were made to Motorola companies in the following geographical regions.

(in thousands of U.S. dollars)	1997	1998
North America	$396,945	$408,072
Europe	69,399	117,967
Asia	190,462	227,071
	$656,806	$753,110

The net property, plant and equipment balance of the SPS businesses were located in the following countries as of December 31, 1997 and 1998:

(in thousands of U.S. dollars)	1997	1998
Taiwan	$ 62,801	$ 86,776
Korea	138,623	147,584
	$201,424	$234,360

(12) Subsequent Event

As a result of the acquisition of the SPS businesses by the ASE Group on July 3, 1999, lump-sum payments aggregating approximately $6.5 million were paid by Motorola Korea Ltd. to its employees in July 1999. The payments were conditional on the sale of Motorola Korea Ltd. to the ASE Group.

ASE INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma statement of income for the year ended December 31, 1999 give effect to the acquisitions by Advanced Semiconductor Engineering, Inc. (''ASE'') on July 4, 1999 through its substantially-owned subsidiaries — 30% interest through ASE Test Limited and 70% interest through J&R Holding Limited and ASE Holding Limited of the Motorola Semiconductor Products Sector Businesses (the ''Motorola SPS Businesses'') in a transaction accounted for as purchase. The unaudited pro forma statement of income is based on an individual financial statement of ASE for the year ended December 31, 1999. Adjustments to the statement of income for the year ended December 31, 1999 have been made to give effect to the acquisition of the Motorola SPS Businesses as if the acquisition had occurred on January 1, 1999.

Prior to being acquired by the ASE in July 1999, the Motorola SPS Businesses in Taiwan and Korea took legal ownership of the silicon wafers sourced from various Motorola facilities at Motorola-determined internal transfer prices. Therefore, the cost of the silicon wafers was included in sale and cost of sales. Commencing July 4, 1999, ASE (Chung Li) Inc. (''ASE Chung Li'') and ASE (Korea) Inc. (''ASE Korea'') no longer took legal ownership of the silicon chips and therefore excluded such purchase price from their sales and cost of sales, in conformity with the ASE's customary accounting treatment for silicon wafers received from ASE's customers as consignment to ASE for packaging and testing. If ASE's accounting treatment had been in effect at ASE Chung Li and ASE Korea prior to ASE acquisition of these operations, reported net revenues and cost of revenues for the periods prior to July 4, 1999, would have been substantially lower than those set forth in the following pro forma statement of income.

The following unaudited pro forma statement of income is not necessarily indicative of the future results of operations of ASE or the results of operations which would have resulted had ASE and the Motorola SPS Businesses been combined during the period presented. In addition, the pro forma results are not intended to be a projection of future results. The unaudited pro forma statement of income should be read in conjunction with the Consolidated Financial Statements of ASE and its subsidiaries and the financial statements of the Motorola SPS Businesses, including the notes thereto, appearing elsewhere in this Registration Statement.

ASE INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF INCOME
(Unaudited)

	Year Ended December 31, 1999							
	ASE Inc.		Pre-acquisition income of Motorola SPS Businesses(a)		Adjustments		Pro Forma	
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(in thousands, except share data)							
ROC GAAP:								
Net revenues	32,609,561	1,058,752.0	16,871,870	547,788.0	—	—	49,481,431	1,606,540.0
Cost of revenues	23,959,566	777,908.0	16,467,744	534,667.0	—	—	40,427,310	1,312,575.0
Gross profit	8,649,995	280,844.0	404,126	13,121.0	—	—	9,054,121	293,965.0
Operating expenses	3,801,436	123,423.2	539,708	17,523.0	(26,794)(b)(c)	(869.9)	4,314,350	140,076.3
Operating income (loss)	4,848,559	157,420.8	(135,582)	(4,402.0)	26,794	869.9	4,739,771	153,888.7
Non-operating income (expenses)								
Investment income (loss)	5,699,550	185,050.3	—	—	—	—	5,699,550	185,050.3
Interest expense	(1,469,795)	(47,720.6)	—	—	(279,151)(d)	(9,063.3)	(1,748,946)	(56,783.9)
Interest income and other	(15,873)	(515.4)	111,958	3,635.0	(58,085)(e)	(1,885.9)	38,000	1,233.7
Total non-operating income (expenses)	4,213,882	136,814.3	111,958	3,635.0	(337,236)	(10,949.2)	3,988,604	129,500.1
Income (loss) before income tax	9,062,441	294,235.1	(23,624)	(767.0)	(310,442)	(10,079.3)	8,728,375	283,388.8
Income tax benefit (expenses)	(459,543)	(14,920.2)	(9,021)	(292.9)	41,597(g)	1,350.6	(426,967)	(13,862.5)
Minority interest	(743,065)	(24,125.5)	—	—	46,038(f)	1,494.7	(697,027)	(22,630.8)
Net income before acquisition of ISE Labs, Inc	(65,167)	(2,115.8)	—	—	—	—	(65,167)	(2,115.8)
Net income under ROC GAAP	7,794,666	253,073.6	(32,645)	(1,059.9)	(222,807)	(7,234.0)	7,539,214	244,779.7
Earnings per share:								
Primary	3.89	0.13					3.76	0.12
Fully Diluted	3.89	0.13					3.76	0.12
Earnings per GDS and pro forma equivalent ADS:								
Primary	19.45	0.65					18.81	0.60
Fully Diluted	19.45	0.65					18.79	0.60
US GAAP:								
Net income under ROC GAAP	7,794,666	253,073.6					7,539,214	244,779.7
Reconciling amount for US GAAP adjustments	(3,153,365)	(102,382.0)					(3,153,365)	(102,382.0)
Net income under US GAAP	4,641,301	150,691.6					4,385,849	142,397.7
Earnings per share:								
Basic	2.34	0.08					2.22	0.07
Diluted	2.30	0.07					2.18	0.07
Earnings per GDS and pro forma equivalent ADS:								
Basic	11.72	0.38					11.08	0.36
Diluted	11.48	0.37					10.88	0.35
Number of common shares	1,980,000,000	1,980,000,000					1,980,000,000	1,980,000,000
Number of pro forma equivalent ADSs	396,000,000	396,000,000					396,000,000	396,000,000

See accompanying notes.

ASE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited pro forma statements of income have been prepared to reflect the acquisition of the Motorola SPS Businesses by ASE, as if the acquisition had occurred on January 1, 1999.

The combined financial statements of the Motorola SPS Businesses (''the combined financial statements'') reflect the combined financial condition, results of operations and cash flows of the Motorola SPS Businesses acquired by the ASE Group.

In preparing the combined financial statements, the financial statement balances related to the Motorola SPS Businesses in Taiwan were ''carved-out'' from the legal entity, Motorola Electronics Taiwan Ltd., and combined with the financial statements of Motorola Korea Ltd. Accordingly, the combined financial statements include certain previously unallocated general and administrative expenses related to the Motorola SPS Businesses in Taiwan aggregating US$258,916 for the six months ended June 30, 1999. The expenses allocated relate to costs from Motorola Electronics Taiwan Ltd.'s accounting, public affairs, general office departments and income taxes.

The basis for the allocation of costs from the public affairs and general manager's office was primarily based on sales and inventory levels of the Motorola SPS Businesses in Taiwan as compared to the total sales and inventory levels of Motorola Electronics Taiwan Ltd. Cost allocated from the accounting department was based on actual hours incurred by the department on behalf of the Motorola SPS Businesses. Income taxes were calculated as if the Motorola SPS Businesses in Taiwan was a stand-alone legal entity.

In addition, the treasury department of Motorola, Inc. (''Motorola'') enters into forward foreign currency contracts to hedge foreign currency positions of its subsidiaries of a global basis. Gains and losses from these contracts are allocated to individual businesses within a global basis. Gains and losses from these contracts and allocated to individual businesses within Motorola based on their foreign denominated monetary asset and liability positions and future cash flow needs. The foreign currency balances were generally denominated in either New Taiwan dollars or Korean won.

All other costs included in net income of the Motorola SPS Businesses were specifically identified as costs directly related to these businesses.

Management of the Motorola SPS Businesses believes that the basis of allocation of general and administrative expenses were reasonable based on the level of services provided for the Motorola SPS Businesses in Taiwan and that the combined financial statements include all revenues and costs directly and indirectly attributable to the Motorola's SPS Businesses in Taiwan and Korea.

2. Pro Forma Adjustments

The following adjustments were applied to the historical financial statements to arrive at the pro forma financials:

a. Reflects the pre-acquisition operating results of the Motorola SPS Businesses. These figures reflect the 6-month results of the Motorola SPS Businesses through June 30, 1999 plus the cash bonuses paid to employees in early July of NT$202,622 thousand (US$6.5 million), net of 30.8% tax.

b. Reflects the decrease in depreciation arising from the purchase accounting adjustments to the Motorola SPS Businesses (see note 5 detailed calculations below).

c.   Reflects the amortization of the goodwill created upon the acquisitions of the Motorola SPS Businesses over 10 years (see note 5 detailed calculations below).

d.   Reflects interest expense on payable for long-term investment at rate of 8% for one half year (the pre-acquisition period), and convertible bonds issued by ASE Test Limited (''ASE Test''). We do not expect to derive any tax benefit from interest on the convertible bonds. Tax benefit deriving from part of the interest on long-term payable is reflected in g.

e.   Part of the acquisition cost is from ASE's present cash balances. This adjustment reflects the pro-forma reduction in interest income, at 3%, on the cash balances that were used to make the acquisition.

f.   Reflects the 10.5% minority interest of the Motorola SPS Businesses' pre-acquisition net income (after considering the adjustments in b (net of tax) and c) and 35% of ASE Test share of the interest expense adjustment (net of tax) in d.

g.   Reflect tax effects for tax deductible interest expense and income generated, and decrease in depreciation.

3. Change for Sales Pricing in Motorola SPS Businesses

Prior to July 4, 1999, the Motorola SPS Businesses were captive operations of Motorola's semiconductor business segment. The Motorola SPS Businesses would purchase semiconductor wafers from various Motorola locations, perform the final assembly and testing functions, and then sell the resulting integrated circuit product to various Motorola businesses located throughout the world.

Purchases and sales prices are based on a cost-plus basis. The cost-plus arrangement differs by each country depending on a number of factors such as market prices, local transfer pricing rules and tax strategies. Since the service was performed by the Motorola SPS Businesses in basically a captive operation without a substantial market, management is unable to estimate the historical effect on net income if these purchases and sales were made on an arms-length basis.

Pursuant to the July 3, 1999 manufacturing services agreement between the ASE Group and Motorola, the Motorola SPS Businesses will continue to provide processing services to Motorola for the next three to five years. Under the agreement, Motorola will maintain ownership of the inventory and ASE will charge Motorola a fee for assembly and test services. The fees for this service will be negotiated periodically based on factors such as supply needs and market conditions. Due to the uncertainty of the future service fee rates, management is unable to estimate the impact that the new pricing structure would have had on the historical net income of the Motorola SPS Businesses.

4.   Purchase Cost and Goodwill

The purchase cost and calculation of goodwill for the acquisition described as above are as follows (in millions):

Acquirees	Purchase Cost	Net Book Value	Excess
Motorola SPS Businesses	$350.1	$268.2	$81.9

The analysis of excess purchase cost allocation is as follows (in millions):

Item	Motorola SPS Businesses
Write-up of land	US$ 87.7
Write-up (Write-down) in buildings	(11.5)
Write-up (Write-down) in machinery	(8.4)
Goodwill	14.1
	US$ 81.9

The purchase cost was US$350.1 million and were financed as follows (in millions):

Financing Activities	Amount		
	ASE Test	ASE	Total
(1) Cash	US$ —	US$123.3	US$123.3
(2) Issuance of convertible bonds by ASE Test	52.9	—	52.9
(3) Payable for long-term investment — ASE Korea	31.2	72.7	103.9
(4) Payable for long-term investment — ASE Chung Li	21.0	49.0	70.0
	US$105.1	US$245.0	US$350.1

Note 5.

1. Detailed calculations for Note 2(b) and (c) (in thousands)

Item	Buildings	Machinery	Goodwill	Total Adjustment Amount
Chung Li				
Write-down value	NT$(61,600)	NT$(262,547)	NT$ —	
Remaining useful life	25	3	—	
Amortization of goodwill (decrease in depreciation) for the period from January 1, to July 3, 1999	(1,232)	(43,758)	—	NT$(44,990)
Korea				
Goodwill (Write-down value)	(298,708)	—	442,530	
Remaining useful life	38	—	10	
Amortization of goodwill (decrease in depreciation) for the period from January 1, 1999 to July 3, 1999	(3,930)	—	22,126	18,196
				NT$(26,794)

2. Detailed Calculations for Note 2(d)

Financing activities for acquisition	Amount	Interest Rate	Interest Expense
(1) Issuance of convertible bonds	NT$1,659,580	7.25%	NT$ 60,160
(2) Payable for long-term investments — Motorola SPS Businesses	5,474,780	8%	218,991
	NT$7,134,360		NT$279,151

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions (1) Charged to costs and expenses	(2) Charged to other accounts	Deductions	Balance at end of year
1999					
Allowance for doubtful accounts	NT$ 84,708	NT$109,263	NT$ —	NT$ (6,809)	NT$187,162
Allowance for sales allowances	53,000	—	—	(5,908)	47,092
Allowance for obsolescence	199,018	50,566	—	(73,379)	176,205
1998					
Allowance for doubtful accounts	80,419	2,944	1,345	—	84,708
Allowance for sales allowances	12,500	40,500	—	—	53,000
Allowance for obsolescence	203,276	106,708	—	(110,966)	199,018
1997					
Allowance for doubtful accounts	47,486	32,933	—	—	80,419
Allowance for sales allowances	5,500	7,000	—	—	12,500
Allowance for obsolescence	102,494	100,782	—	—	203,276

THE SECURITIES MARKETS OF THE ROC

The information provided in this section has been extracted from various government and other publicly available publications. References to the ROC Securities and Futures Commission in this section include both the ROC Securities and Futures Commission and the ROC Securities and Exchange Commission, its predecessor.

In September 1960, the ROC Government established the ROC Securities and Exchange Commission to supervise and control all aspects of the existing domestic securities market and the Taiwan Stock Exchange began to take shape soon thereafter. In the 1970s and the early 1980s, the ROC government implemented a number of steps designed to upgrade the quality and importance of the ROC securities markets, such as encouraging listing on the Taiwan Stock Exchange and establishing an over-the-counter market. In the mid-1980s, the ROC government began to revise its laws and regulations in a manner designed to facilitate the gradual internationalization of the ROC securities markets. In 1997, the ROC Securities and Exchange Commission was renamed the ROC Securities and Futures Commission.

The Taiwan Stock Exchange

In 1961, the ROC Securities and Futures Commission, working together with private interests, established the Taiwan Stock Exchange to provide a marketplace for securities trading. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. The Taiwan Stock Exchange is a corporation owned by government-controlled and private banks and enterprises. The Taiwan Stock Exchange is independent of entities transacting business through it, each of which pays a user's fee. Subject to limited exceptions, all transactions in listed securities by brokers, traders and integrated securities firms, that is, firms which are permitted to combine the activities of brokerage, dealing and underwriting, must be made through the Taiwan Stock Exchange.

The Taiwan Stock Exchange commenced operations in 1962 and during the remainder of the 1960s grew at a slow pace, largely due to lack of experience among issuers and investors and an unwillingness on the part of ROC businesses to offer their shares to the public. During the early 1980s, the ROC Securities and Futures Commission more actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 472 as of July 31, 2000. As of July 31, 2000, the total market value of shares listed on the Taiwan Stock Exchange was approximately NT$11,150 billion.

The instruments traded on the Taiwan Stock Exchange have primarily been limited to common shares and bonds. However, recent legislative revisions and the current attitude of the ROC Securities and Futures Commission regarding liberalization of securities regulations have encouraged some innovation. In 1988, the Ministry of Finance permitted the issue of the ROC's first exchangeable bonds. These bonds were exchangeable at the option of the bondholders into shares of companies owned by the issuers. Since 1989, there have been offerings of domestic convertible bonds and convertible preferred shares. In addition, beneficiary units evidencing beneficiary interests in closed-end investment funds and bonds issued by supernational financial institutions are also listed on the Taiwan Stock Exchange and traded on the ROC Over-the-Counter Securities Exchange.

In the absence of special regulatory approval, only ROC companies are permitted to list their securities on the Taiwan Stock Exchange. The ROC Securities and Futures Commission has promulgated regulations that would permit foreign issuers to list their equity securities on the Taiwan Stock Exchange. To date, only one foreign issuer has been approved to list its securities

on the Taiwan Stock Exchange in the form of depositary receipts and supernational institutions such as the Asian Development Bank have been approved to list their debt instruments on the Taiwan Stock Exchange. The Taiwan Stock Exchange has established specific requirements for listing based on the company's number and distribution of shareholders, years in existence, amount of capital, profitability and capital structure.

For a company to be listed, it must have been established for at least five fiscal years, have paid-in capital of at least NT$300.0 million for the latest two fiscal years and have at least 1,000 registered shareholders, including not fewer than 500 shareholders holding between 1,000 and 50,000 shares each. These 500 shareholders must together hold either at least 20% of the outstanding shares or at least 10 million shares. The company may not have an accumulated deficit for the previous fiscal year and the pre-tax net profit and operating profit levels of the company must meet any of the following requirements: (1) having exceeded 6% of paid-in capital for each of the previous two fiscal years or (2) having exceeded 6% in average of the paid-in capital for the previous two fiscal years with the profitability of the most recent fiscal year being superior than that of the preceding fiscal year or (3) having been no less than 3% of the paid-in capital for each of the previous five fiscal years. However, special listing criteria apply to high-tech companies and key businesses engaging in national economic development.

The Over-the-Counter Market

To complement the Taiwan Stock Exchange, an over-the-counter market was established in September 1982 on the initiative of the ROC Securities and Futures Commission. In early 1988, the ROC Securities and Futures Commission promulgated regulations designed to encourage trading of unlisted securities of companies whose securities do not qualify for listing on the Taiwan Stock Exchange. The over-the-counter market is currently limited to unlisted equity securities, bank and corporate bonds and debentures and government bonds. As of August 25, 2000, 312 public companies had offered their equity securities on the over-the-counter market. The value of all bonds outstanding in the over-the-counter market grew from approximately NT$76.0 billion at the end of 1983 to NT$1,161.3 billion on December 31, 1999.

Taiwan Stock Exchange Index

The Taiwan Stock Exchange Index is comparable to the Standard and Poor's Index in the United States and the Nikkei Stock Average in Japan, insofar as it is calculated on the basis of a wide selection of listed shares weighted according to the number of shares outstanding. It is compiled using the ''Paasche Formula'' by dividing the market value by the base day's total market value for the index shares. The Taiwan Stock Exchange Index is the oldest and most widely quoted market index in the ROC.

The weighing of stocks in the index is fixed as long as the number of shares outstanding remains constant. When the total number of shares outstanding changes, the weight of each stock is adjusted. Stock splits and stock dividends are adjusted automatically. Cash dividends are not included in the calculation.

The following table sets forth, for the periods indicated, information relating to the Taiwan Stock Exchange Index.

Period	Number of Listed Companies at Period End	Trading Value (NT$ billions)	Index High	Index Low	Index at Period End
1992	256	5,917.0	5,391.6	3,327.6	3,377.0
1993	285	9,056.7	6,070.5	3,135.5	6,070.5
1994	313	18,812.1	7,183.7	5,194.6	7,124.6
1995	347	10,151.5	7,051.4	4,503.3	5,173.7
1996	382	12,907.5	6,982.8	4,690.2	6,933.9
1997	404	37,241.1	10,116.8	6,820.3	8,187.2
1998	437	29,618.9	9,277.0	6,251.3	6,418.4
1999	462	29,291.5	8,608.9	5,475.0	8,448.8
2000 (through July 31) ...	472	22,663.8	10,202.2	7,900.4	8,114.9

Source: *Status of Securities Listed on Taiwan Stock Exchange December 1999 — Taiwan Stock Exchange.*

As indicated above, the performance of securities traded on the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. On September 25, 2000, the TSE Index closed at 6,677.5.

Price Limits, Commissions, Transaction Tax and Other Matters

Fluctuations in the price of securities traded on the Taiwan Stock Exchange are currently subject to a restriction of 7% above and below the previous day's closing price (or reference price set by the Taiwan Stock Exchange if the previous day's closing price is not available because of lack of trading activity) in the case of equity securities and 5% in the case of debt securities. The price limit for movements below the previous day's closing price was temporarily revised to 3.5% following the September 21, 1999 earthquake, but has since reverted to 7%. The ROC Securities and Futures Commission has announced that limitations on price fluctuations will be relaxed with a view towards eventually eliminating all share price fluctuation controls.

Brokerage commissions are set by the Taiwan Stock Exchange. Effective from July 1, 2000, the ceiling for commission rate for brokers is 0.1425% of the transaction price. Brokers may determine the commission rate within this ceiling, provided that they report the rates to the ROC Securities and Futures Commission. A securities transaction tax, currently levied at the rate of 0.3% of the transaction price, is payable by the seller of equity securities and a tax at the rate of 0.1% of the transaction price is payable by the seller of debt securities other than government bonds. The securities transaction taxes are withheld at the time of the transaction giving rise to the taxes. Sales of shares of companies listed on the Taiwan Stock Exchange are currently sold in "round lots" of 1,000 shares. Investors who would like to sell less than 1,000 shares of a listed company occasionally experience delays in effecting these sales. Transactions that include 500 trading lots, that is 500,000 shares, or more must be registered and executed pursuant to Taiwan Stock Exchange guidelines.

Regulation and Supervision

The ROC Securities and Futures Commission has been under the jurisdiction of the Ministry of Finance since 1981. The ROC Securities and Futures Commission has extensive regulatory authority over companies listed on the Taiwan Stock Exchange and unlisted public issuing companies generally, including ROC companies whose capital exceed the currently specified minimum amount of NT$200 million. These companies are generally required to obtain approval from, or register with, the ROC Securities and Futures Commission for all securities offerings. The ROC Securities and Futures Commission has promulgated regulations requiring, unless otherwise exempted, periodic reporting of financial and operating information by all public companies. In addition, the ROC Securities and Futures Commission is responsible for the establishment of standards for financial reporting and carries out licensing and supervision with respect to the other participants in the ROC securities market.

The ROC Securities and Futures Commission has responsibility for implementation of the Securities and Exchange Law and for overall administration of governmental policies in the ROC securities market. It has extensive regulatory authority over the offering, issue and trading of securities. In addition, the Securities and Exchange Law specifically empowers the ROC Securities and Futures Commission to promulgate rules under specified circumstances.

The Securities and Exchange Law prohibits market manipulation. It also permits an issuer to recover certain short-term trading profits made through purchases and sales within six months by directors, managerial personnel, supervisors and 10% or above shareholders of the issuer. The Securities and Exchange Law prohibits trading by ''insiders'' based on non-public information that materially affects share price movements. According to the Securities and Exchange Law, the term ''insiders'' includes directors, supervisors, managers and 10% or above shareholders of the issuing company and their spouses, minor children and nominees, any person who has learned the information due to an occupational or controlling relationship with the issuing company and any person who has learned the information from any of the foregoing. Sanctions include prison terms. In addition, damages may be awarded to persons injured by the transaction. Notwithstanding these regulatory requirements, there have been recurring press reports on insider trading and manipulation of stock prices in the ROC.

The Securities and Exchange Law also imposes criminal liability on certified public accountants and lawyers who make false certifications in their examination and audit of an issuer's contracts, reports and other evidentiary documents that are related to securities transactions. ROC Securities and Futures Commission regulations require that financial reports of listed companies be audited by accounting firms consisting of at least three certified public accountants and be signed by at least two certified public accountants.

The Securities and Exchange Law was amended in January 1988 to provide for, among other matters:

- new regulations relating to public offerings of securities;

- measures to strengthen the capital structure of issuers;

- civil liability for material misstatements or omissions made by issuers;

- more stringent regulation of the securities activities of officers, directors and major shareholders of issuers;

- regulations regarding tender offers; and

- a significant expansion of the prohibitions against insider trading, including the imposition of treble civil damages and criminal sanctions.

The Securities and Exchange Law was further amended on June 30, 2000 to provide for, among other matters, the treasury stock system and criminal liabilities on certain personnel of a company for direct or indirect trading of the company's securities against the company's interest.

The ROC Securities and Futures Commission does not have criminal or civil enforcement powers under the Securities and Exchange Law. Criminal actions may be pursued only by the district prosecutors located in the district where the defendant is domiciled or where the violation occurred. Under ROC law, civil actions may only be brought by plaintiffs who assert that they have suffered damages. The ROC Securities and Futures Commission is directly empowered to curb abuses and violations of applicable laws and regulations only through administrative measures such as the issuance of warnings, temporary suspension of operation, imposition of administrative fines and revocation of licenses.

In addition to providing a market for securities trading, the Taiwan Stock Exchange has primary responsibility for reviewing applications by ROC issuers to list securities on the Taiwan Stock Exchange. In addition, the ROC Securities and Futures Commission reviews all securities offerings by listed companies. If issuers of listed securities violate relevant laws and regulations or encounter significant difficulties, the Taiwan Stock Exchange may, with the approval of the ROC Securities and Futures Commission, delist securities of these issuers.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN THE ROC

Foreign Investment

Historically, foreign investment in the ROC securities markets has been restricted. Since 1983, the ROC government has periodically enacted legislation and adopted regulations to permit foreign investment in the ROC securities market. Currently, non-ROC persons may invest in ROC securities through the following vehicles.

Depositary Receipts

In April 1992, the ROC Securities and Futures Commission enacted regulations permitting ROC companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the ROC Securities and Futures Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of ROC companies. In December 1994, the Ministry of Finance allowed companies whose shares are traded on the ROC Over-the-Counter Securities Exchange or listed on the Taiwan Stock Exchange, upon approval of the ROC Securities and Futures Commission, to sponsor the issuance and sale of depositary receipts. The approval will be granted (1) if the underlying shares are newly issued shares, for a fixed number of depositary receipts or (2) if the underlying shares are not newly issued shares, for a maximum number of depositary receipts and, with limited exceptions (as described below), may not be increased without additional approvals by ROC Securities and Futures Commission.

Starting three months after the initial issue of depositary receipts, a holder of depositary receipts may request the foreign depositary bank issuing the depositary receipts to cause the underlying securities to be sold in the ROC and to distribute the proceeds of the sale to the depositary receipt holder or to withdraw from the depositary receipt facility shares represented by depositary receipts and transfer the shares to the depositary receipt holder (other than citizens of the People's Republic of China and entities organized under the laws of the People's Republic of China); *provided* that settlement for trading of shares represented by the depositary receipts through the book-entry system maintained by the Taiwan Securities Central Depositary Co. Ltd. is permitted. As discussed above, because the ROC Securities and Futures Commission approval is for a fixed or maximum number of depositary receipts, we or the foreign depositary bank may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific ROC Securities and Futures Commission approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

(1) dividends on or free distributions of shares;

(2) the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

(3) if permitted under the deposit agreement and custody agreement, the purchase directly by any person or through a depositary of the underlying shares on the Taiwan Stock Exchange or the ROC Over-the-Counter Securities Exchange (as applicable) or delivery of the underlying shares for deposit in the depositary receipt facility.

However, the total number of deposited shares outstanding after an issuance under the circumstances described in clause (3) above may not exceed the number of deposited shares previously approved by the ROC Securities and Futures Commission in connection with the initial offering plus any depositary receipts created under the circumstances described in clauses (1) and (2) above (subject to any adjustment in the number of shares represented by each depositary receipt). Issuances of additional depositary receipts under the circumstances described in clause (3) above will be permitted to the extent that previously issued depositary receipts have been canceled and, for so long as may be required by applicable law, the shares withdrawn from the depositary receipt facility upon cancellation of the depositary receipts have been sold.

Under current ROC law, a non-ROC holder of ADSs who withdraws the underlying shares must appoint an eligible local agent to:

(1) open a securities trading account with a local securities brokerage firm after having obtained consent from the Taiwan Stock Exchange or the ROC Over-the-Counter Securities Exchange;

(2) remit funds; and

(3) exercise rights on securities and perform other matters as may be designated by the holder.

In addition, a withdrawing non-ROC holder must appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information. Under existing ROC laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or transfer the common shares, whether on the Taiwan Stock Exchange or otherwise.

Holders of ADSs withdrawing common shares represented by ADSs who are non-ROC persons are required under current ROC laws and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. The agent, a ''tax guarantor'', must meet qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of the withdrawing holder's ROC tax payment obligations. In addition, under current ROC law, repatriation of profits by a non-ROC withdrawing holder is subject to the submission of evidence of the appointment of a tax guarantor to, and approval thereof by, the tax authority or submission of tax clearance certificates so long as the capital gains from securities transactions are exempt from ROC income tax. As required by the Central Bank of China, if repatriation by a holder is based on a tax clearance certificate, the aggregate amount of the cash dividends or interest on bank deposits converted into foreign currencies to be repatriated by the holder shall not exceed the amount of:

(1) the net payment indicated on the withholding tax voucher issued by the tax authority;

(2) the net investment gains as indicated on the holder's certificate of tax payment; or

(3) the aggregate transfer price as indicated on the income tax return for transfer of tax-deferred dividend shares, whichever is applicable.

Under existing laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert incoming payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. The approval from the Central Bank of China is required for a depositary on a payment-by-payment basis for conversion into NT dollars of subscription payments relating to rights offerings. A depositary may also be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of China approval. Proceeds from sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the ROC Over-the-Counter Securities Exchange, subject to limitations and restrictions applicable to Qualified Foreign Institutional Investors or General Foreign Investors (as defined below in '' — Other Foreign Investment'').

Overseas Corporate Bonds

Since 1989, the ROC Securities and Futures Commission has approved a series of overseas bonds issued by ROC companies listed on the Taiwan Stock Exchange in offerings outside the ROC. Under current ROC law, overseas corporate bonds can be:

(1) converted by bondholders, other than citizens of the People's Republic of China and entities organized under the laws of the People's Republic of China, into shares of ROC companies; or

(2) subject to ROC Securities and Futures Commission approval, may be converted into depositary receipts issued by the same ROC company or by the issuing company of the exchange shares, in the case of exchangeable bonds.

The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the ROC. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the ROC Over-the-Counter Securities Exchange, subject to limitations and restrictions applicable to Qualified Foreign Institutional Investors or General Foreign Investors (as applicable).

Qualified Foreign Institutional Investors

On December 28, 1990, the Executive Yuan approved guidelines drafted by the ROC Securities and Futures Commission which, since January 1, 1991, allow direct investment in ROC securities listed on the Taiwan Stock Exchange or other ROC securities approved by the ROC Securities and Futures Commission by eligible foreign institutional investors. Under current guidelines, eligible foreign institutional investors include:

(1) banks which rank among the top 1,000 banks in the non-Communist world having experience in international financial, securities or trust business;

(2) insurance companies which have existed for more than three years and hold securities assets of at least US$300,000,000;

(3) fund management institutions which have existed for more than three years and manage assets of at least US$200,000,000;

(4) offshore fund management institutions which are more than 50% owned by ROC securities investment trust enterprises, provided the funds to be used for investment in ROC securities do not come from the ROC, funds owned by these offshore fund management institutions or mainland China;

(5) general securities firms which have a net worth of at least US$100 million and experience in international securities investments;

(6) offshore subsidiary securities firms which are more than 50.0% owned by an ROC securities firm or other offshore securities firms which are wholly owned by these offshore subsidiary securities firms;

(7) offshore subsidiary securities firms which are 100.0% owed by an ROC securities firm or other offshore securities firms which are more than 51.0% owned by these offshore subsidiary securities firm;

(8) foreign government-owned investment institutions;

(9) pension funds which have been set up for two years;

(10) mutual funds, unit trusts or investment trusts which have been established for three years and have assets of at least US$200.0 million; and

(11) other institutional investors approved by the ROC Securities and Futures Commission.

Eligible foreign institutional investors who wish to qualify as Qualified Foreign Institutional Investors need to apply for and receive an investment permit from the ROC Securities and Futures Commission. Any application for investment exceeding US$50 million must also be approved by the Central Bank of China. The application with the ROC Securities and Futures Commission requires the submission of, among other documents, proof of eligibility, proof of appointment of a local agent and custodian, credentials of the local agent and custodian and a copy of the custodial contract. Foreign institutional investors who receive a permit (each a ''Qualified Foreign Institutional Investor'') may currently invest up to US$1.2 billion (with limited exceptions, the maximum amount of US$1.2 billion may be exceeded) and are required to remit the full amount into the ROC within one year after receiving the investment permit. The percentage of individual foreign ownership and total foreign ownership in an ROC listed company (or a company whose shares are traded on the ROC Over-the-Counter Securities Exchange) may not exceed 50%.

Common shares represented by depositary receipts and common shares converted from overseas convertible bonds are disregarded for the purposes of calculation of the foregoing investment limits. However, if a foreign investor sells shares converted from overseas convertible bonds or common shares withdrawn from the depositary receipt facility and uses the proceeds therefrom to reinvest in securities listed on the Taiwan Stock Exchange or traded on the ROC Over-the-Counter Securities Exchange, the foreign investor will be subject to the 50% foreign ownership percentage limitations. Custodians for Qualified Foreign Institutional Investors are also required to submit to the Central Bank of China and the ROC Securities and Futures Commission a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the ROC under these guidelines may be remitted out of the ROC at any time after the date the capital is remitted to the ROC. Capital remitted out of the ROC may be returned to the ROC within one year of the outward remittance without the ROC Securities and Futures Commission's approval. Capital gains and income on investments may be remitted out of the ROC at any time.

Other Foreign Investment

In addition to Qualified Foreign Institutional Investors, under existing ROC laws and regulations relating to foreign investment, individual and institutional foreign investors which meet qualifications set by the ROC Securities and Futures Commission (''General Foreign Investors'') may invest in the shares of Taiwan Stock Exchange-listed or the ROC Over-the-Counter Securities Exchange-Listed companies up to a limit of US$50.0 million (in the case of institutional investors) and US$5.0 million (in the case of individual investors) after obtaining permission from the Taiwan Stock Exchange or the ROC Over-the-Counter Securities Exchange. General Foreign Investors are also subject to the foreign ownership percentage limitations described in the preceding paragraph.

Foreign investors (other than Qualified Foreign Institutional Investors, General Foreign Investors, investors investing in overseas convertible bonds and depositary receipts) who wish to make direct investments in the shares of ROC companies are required to submit a Foreign Investment Approval application to the Investment Commission of the ROC Ministry of Economic Affairs or other government authority. The Investment Commission or other government authority reviews each Foreign Investment Approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of China and the ROC Securities and Futures Commission).

Under current law, any non-ROC person possessing a Foreign Investment Approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividends attributable to the investment, investment capital and capital gains attributable to such investment may be repatriated by the non-ROC person possessing a foreign investment approval after approvals of the Investment Commission or other government authorities have been obtained.

In addition to the general restriction against direct investment by non-ROC persons in securities of ROC companies, non-ROC persons (except in limited cases) are currently prohibited from investing in certain industries in the ROC pursuant to a Negative List, as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the Negative List is absolute in the absence of specific exemption from the application of the Negative List. Pursuant to the Negative List, certain other industries are restricted so that non-ROC persons (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority which is responsible for enforcing the relevant legislation which the Negative List is intended to implement.

Exchange Controls

The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle the business, by the Ministry of Finance or by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50,000,000 (or its equivalent) and US$5,000,000 (or its equivalent) respectively in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50,000,000 (or its equivalent) and US$5,000,000 (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium-and long-term foreign debt with the Central Bank of China.

In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Through and including October 20, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ADSs or common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Advanced Semiconductor Engineering, Inc.

20,000,000
American Depositary Shares

Representing
100,000,000 Common Shares



Goldman Sachs (Asia) L.L.C.

Morgan Stanley Dean Witter

Representatives of the Underwriters

Deutsche Banc Alex. Brown
UBS Warburg
Wit SoundView
Barits Securities (Hong Kong) Limited
FB Gemini